Filed pursuant to Rule 424(b)(3)
Registration No. 333-165226
PROSPECTUS OF ORITANI FINANCIAL CORP., A DELAWARE CORPORATION
PROXY STATEMENT OF ORITANI FINANCIAL CORP., A FEDERAL CORPORATION
     Oritani Bank is converting from a mutual holding company structure to a fully-public stock holding company structure. Currently, Oritani Bank is a wholly-owned subsidiary of Oritani Financial Corp., a Federal corporation (“Oritani-Federal”), and Oritani Financial Corp., MHC owns approximately 74.2% of Oritani-Federal’s common stock. The remaining 25.6% of Oritani-Federal’s common stock is owned by public stockholders. As a result of the conversion, a newly formed company, Oritani Financial Corp., a Delaware corporation (“Oritani-Delaware”), will replace Oritani-Federal as the parent of Oritani Bank. Each share of Oritani-Federal common stock owned by the public will be exchanged for between 1.2022 and 1.6264 shares of common stock of Oritani-Delaware, so that current public stockholders will own the same percentage of Oritani-Delaware common stock as they owned of Oritani-Federal common stock immediately prior to the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares, as further discussed below. The actual number of shares that you will receive will depend on the percentage of Oritani-Federal common stock held by the public at the completion of the conversion, the final independent appraisal of Oritani-Delaware and the number of shares of Oritani-Delaware common stock sold in the offering, described in the following paragraph. It will not depend on the market price of Oritani-Federal common stock. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio for Current Stockholders” for a discussion of the exchange ratio. Based on the $15.18 per share closing price of Oritani-Federal common stock as of the last trading day prior to the date of this proxy statement/prospectus, unless at least 41,857,590 shares of Oritani-Delaware common stock are sold in the offering (which is between the midpoint and the maximum of the offering range), the initial value of the Oritani-Delaware common stock you receive in the share exchange will be less than the market value of the Oritani-Federal common stock you currently own. See “Risk Factors—The Market Value Of Oritani Common Stock Received In The Share Exchange May Be Less Than The Market Value Of Oritani-Federal Common Stock Exchanged.”
     Concurrently with the exchange offer, we are offering up to 44,850,000 shares of common stock of Oritani-Delaware, representing the ownership interest of Oritani Financial Corp., MHC in Oritani-Federal, for sale to eligible depositors of Oritani Bank and to the public, including Oritani-Federal stockholders, at a price of $10.00 per share. Stockholders do not have subscription rights in the subscription offering portion of the stock offering except to the extent they are also eligible depositors as described in this document. Stockholders who are not eligible depositors may place stock orders in the community offering. The conversion of Oritani Financial Corp., MHC and the offering and exchange of common stock by Oritani-Delaware is referred to herein as the “conversion and offering.” After the conversion and offering are completed, Oritani Bank will be a wholly-owned subsidiary of Oritani-Delaware, and 100% of the common stock of Oritani-Delaware will be owned by public stockholders. As a result of the conversion and offering, Oritani-Federal and Oritani Financial Corp., MHC will cease to exist.
     Oritani-Federal’s common stock is currently traded on the Nasdaq Global Market under the trading symbol “ORIT.” We expect that Oritani-Delaware’s shares of common stock will trade on the Nasdaq Global Market under the trading symbol “ORITD” for a period of 20 trading days after the completion of this stock offering. Thereafter, Oritani-Delaware’s trading symbol will revert to “ORIT.”
     The conversion and offering cannot be completed unless the stockholders of Oritani-Federal approve the Plan of Conversion and Reorganization of Oritani Financial Corp., MHC, referred to herein as the “plan of conversion.” We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of shares outstanding held by Oritani-Federal stockholders, including shares held by Oritani Financial Corp., MHC, and (ii) a majority of the total number of shares held by Oritani-Federal stockholders other than Oritani Financial Corp., MHC. Oritani-Federal is holding a special meeting of stockholders at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675 on June 18, 2010, at 3:00 p.m., local time, to consider and vote upon the plan of conversion. Oritani-Federal’s Board of Directors unanimously recommends that stockholders vote “FOR” the plan of conversion.
     This document serves as the proxy statement for the special meeting of stockholders of Oritani-Federal and the prospectus for the shares of Oritani-Delaware common stock to be issued in exchange for shares of Oritani-Federal common stock. We urge you to read this entire document carefully. You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission and the Office of Thrift Supervision (the “OTS”). This document does not serve as the prospectus relating to the offering by Oritani-Delaware of its shares of common stock for sale in subscription and community offering, which is made pursuant to a separate prospectus. Stockholders of Oritani-Federal are not required to participate in the stock offering.
     This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 23 for a discussion of certain risk factors relating to the conversion and offering.
     These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
     None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
     For answers to your questions, please read this proxy statement/prospectus including the Questions and Answers section, beginning on page 1. Questions about voting on the plan of conversion may be directed to our proxy information agent, Laurel Hill Advisory Group, LLC, at 1-888-742-1305, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern Time.
     The date of this proxy statement/prospectus is May 10, 2010, and it is first being mailed to stockholders of Oritani-Federal on or about May 18, 2010.

ORITANI FINANCIAL CORP.
370 Pascack Road
P.O. Box 128
Township of Washington, New Jersey 07676
(201) 664-5400
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
     On June 18, 2010, Oritani-Federal will hold a special meeting of stockholders at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675. The meeting will begin at 3:00 p.m., local time. At the meeting, stockholders will consider and act on the following:
1.	The approval of a Plan of Conversion and Reorganization pursuant to which: (a) Oritani Financial Corp., MHC, a federal mutual holding company will merge with and into Oritani-Federal, with Oritani-Federal being the surviving entity; (b) Oritani-Federal, will merge with and into Oritani-Delaware with, with Oritani-Delaware being the surviving entity; (c) the outstanding shares of Oritani-Federal, other than those held by Oritani Financial Corp., MHC, will be converted into shares of common stock of Oritani-Delaware; and (e) Oritani-Delaware will offer shares of its common stock for sale in a subscription offering, and, if necessary, a community offering and/or syndicated community offering;

2.	The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the Plan of Conversion and Reorganization;

3.	The following informational proposals:
3a. Approval of a provision in Oritani-Delaware’s certificate of incorporation to limit the ability of stockholders to remove directors;

3b. Approval of a provision in Oritani-Delaware’s certificate of incorporation requiring a super-majority vote to approve certain amendments to Oritani-Delaware’s certificate of incorporation;

3c. Approval of a provision in Oritani-Delaware’s bylaws requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Oritani-Delaware’s bylaws;

3d. Approval of a provision in Oritani-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Oritani-Delaware’s outstanding voting stock; and
4.	Such other business that may properly come before the meeting.
     NOTE: The Board of Directors is not aware of any other business to come before the meeting.
     The provisions of Oritani-Delaware’s certificate of incorporation and bylaws which are summarized as informational proposals 3a through 3d were approved as part of the process in which our Board of Directors approved the Plan of Conversion and Reorganization (referred to herein as the “plan of conversion”). These proposals are informational in nature only, because the OTS’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals.
     The Board of Directors has fixed May 5, 2010, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at an adjournment or postponement thereof.
     Upon written request addressed to the Corporate Secretary of Oritani-Federal at the address given above, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion. In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the plan of conversion, the written request should be received by Oritani-Federal, by June 8, 2010.
     Please complete and sign the enclosed proxy card, which is solicited by the Board of Directors, and mail it promptly in the enclosed envelope. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy or voting by telephone or Internet, please refer to instructions on the enclosed proxy card. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Philip M. Wyks
Philip M. Wyks Corporate Secretary
Township of Washington, New Jersey
May 18, 2010

QUESTIONS AND ANSWERS
FOR STOCKHOLDERS OF ORITANI-FEDERAL
REGARDING THE PLAN OF CONVERSION AND REORGANIZATION
You should read this document for more information about the conversion and reorganization. The Plan of Conversion and Reorganization described herein, including the merger described therein, (referred to as the “plan of conversion”) have been conditionally approved by Oritani-Federal’s primary federal regulator, the OTS. However, such approvals by the agency do not constitute recommendations or endorsements of the plan of conversion.
Q.	WHAT ARE STOCKHOLDERS BEING ASKED TO APPROVE?

A.	Oritani-Federal stockholders as of May 5, 2010 are being asked to vote on the plan of conversion pursuant to which Oritani Financial Corp., MHC will convert from the mutual to the stock form of organization. As part of the conversion, a newly formed Delaware corporation, Oritani-Delaware, is offering its common stock to eligible depositors of Oritani Bank, to stockholders of Oritani-Federal as of May 5, 2010 and to the public. The shares offered represent Oritani Financial Corp., MHC’s current 74.2% ownership interest in Oritani-Federal. Voting for approval of the plan of conversion will also include approval of the exchange ratio and the certificate of incorporation and bylaws of Oritani-Delaware (including the anti-takeover provisions and provisions limiting stockholder rights). Your vote is important. Without sufficient votes “FOR” its adoption, we cannot implement the plan of conversion and complete the stock offering.

In addition, Oritani-Federal stockholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

Stockholders also are asked to vote on the following informational proposals with respect to the certificate of incorporation and bylaws of Oritani-Delaware:
•	Approval of a provision in Oritani-Delaware’s certificate of incorporation to limit the ability of stockholders to remove directors;

•	Approval of a provision in Oritani-Delaware’s certificate of incorporation requiring a super-majority vote to approve certain amendments to Oritani-Delaware’s certificate of incorporation;

•	Approval of a provision in Oritani-Delaware’s bylaws requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Oritani-Delaware’s bylaws; and

•	Approval of a provision in Oritani-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Oritani-Delaware’s outstanding voting stock.
The provisions of Oritani-Delaware’s certificate of incorporation and bylaws that are included as informational proposals were approved as part of the process in which our Board of Directors approved the plan of conversion. These proposals are informational in nature only, because the OTS’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of

Oritani-Delaware’s certificate of incorporation and bylaws which are summarized above as informational proposals may have the effect of deterring, or rendering more difficult, attempts by third parties to obtain control of Oritani-Delaware if such attempts are not approved by the Board of Directors, or may make the removal of the Board of Directors or management, or the appointment of new directors, more difficult.

Your vote is important. Without sufficient votes “FOR” adoption of the plan of conversion, we cannot implement the plan of conversion and the related stock offering. Adoption of the plan of conversion requires the affirmative vote of a majority of shares held by our public stockholders.

Q.	WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.	Our primary reasons for converting and raising additional capital through the offering are:
•	to support internal growth through lending and deposit gathering in the communities we serve;

•	to enhance existing products and services, and support the development of new products and services to support growth and enhanced customer service;

•	to improve the liquidity of our shares of common stock and enhance stockholder returns through higher earnings and more flexible capital management strategies;

•	to finance the acquisition of branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to, New Jersey, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•	to finance the acquisition of financial institutions or other financial service companies primarily in, or adjacent to New Jersey, although we do not currently have any understandings or agreements regarding any specific acquisition transaction;

•	to maintain our capital position during a period of significant economic uncertainty, especially for the financial services industry (although, as of December 31, 2009, Oritani Bank was considered “well capitalized” for regulatory purposes and is not subject to any directive or recommendation from the Federal Deposit Insurance Corporation (the “FDIC”) or the New Jersey Department of Banking and Insurance to raise capital); and

•	to use the additional capital for other general corporate purposes.
As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration that we can use to pay for an acquisition. Our current mutual holding company structure limits our ability to offer shares of our common stock as consideration for a merger or acquisition since Oritani Financial Corp., MHC is required to own a majority of our shares of common stock. Potential sellers often want stock for at least part of the purchase price. Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination of stock and cash, and will therefore enhance our ability to compete with other bidders when acquisition opportunities arise.

Q.	WHAT WILL STOCKHOLDERS RECEIVE FOR THEIR EXISTING ORITANI-FEDERAL SHARES?

A.	As more fully described in “Proposal 1 — Approval of the Plan of Conversion and Reorganization — Share Exchange Ratio,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 1.2022 shares at the minimum and 1.6264 shares at the maximum of the offering range (or 1.8704 at the adjusted maximum of the offering range) of Oritani-Delaware common stock (cash will be paid in lieu of any fractional shares). For example, if you own 100 shares of Oritani-Federal common stock, and the exchange ratio is 1.4143 (at the midpoint of the offering range), after the conversion you will receive 141 shares of Oritani-Federal common stock and $4.30 in cash, the value of the fractional share, based on the $10.00 per share purchase price of stock in the offering.

Stockholders who hold shares in street-name at a brokerage firm or other nominee do not need to take any action to exchange their shares of common stock. Your shares will be automatically exchanged within your account, and you will receive within your account cash in lieu of fractional shares. Stockholders with Oritani-Federal stock certificates will receive a transmittal form from our exchange agent with instructions on how to surrender stock certificates to receive new stock certificates representing shares of Oritani-Delaware. Certificates for Oritani-Delaware common stock and a check representing cash in lieu of fractional shares will be mailed to you within five business days after the exchange agent receives properly executed transmittal forms and Oritani-Federal stock certificates. You should not submit a stock certificate until you receive a transmittal form.

Q.	WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK PRIOR TO COMPLETION OF THE CONVERSION?

A.	The shares will be based on a price of $10.00 per share because that is the price at which Oritani-Delaware will sell shares in the stock offering. The amount of common stock Oritani-Delaware will issue at $10.00 per share in the offering and the exchange is based on an independent appraisal of the estimated market value of Oritani-Delaware, assuming the conversion and offering are completed. RP Financial, LC., an appraisal firm experienced in appraisal of financial institutions, has estimated that, as of February 19, 2010, this market value ranged from $445.3 million to $602.5 million, with a midpoint of $523.8 million. Based on this valuation, the number of shares of common stock of Oritani-Delaware that existing public stockholders of Oritani-Federal will receive in exchange for their shares of Oritani-Federal common stock will range from approximately 33.15 million to 44.85 million, with a midpoint of 39.0 million (with a value of approximately $331.5 million to $448.5 million, with a midpoint of $390.0 million, at $10.00 per share). The number of shares received by the existing public stockholders of Oritani-Federal is intended to maintain their existing 25.6% ownership in our organization (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The independent appraisal is based in part on Oritani-Federal’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that RP Financial, LC. considered comparable to Oritani-Federal.

Q.	DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF ORITANI-FEDERAL COMMON STOCK?

A.	No, the exchange ratio will not be based on the market price of Oritani-Federal common stock. Instead, the purpose of the exchange ratio is to maintain the ownership percentage of existing public stockholders of Oritani-Federal. Therefore, changes in the price of Oritani-Federal common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.
Q.	WHY DOESN’T ORITANI-FEDERAL WAIT TO CONDUCT THE CONVERSION AND OFFERING UNTIL THE STOCK MARKET IMPROVES SO THAT CURRENT STOCKHOLDERS CAN RECEIVE A HIGHER EXCHANGE RATIO?

A.	The Board of Directors believes that, because the stock holding company form of organization offers important advantages, it is in the best interest of our stockholders to complete the conversion and offering sooner rather than later. There is no way to know when market conditions will change, when regulations governing conversion to stock form will change, or how they might change, or how changes in market conditions might affect stock prices for financial institutions. The Board of Directors concluded that it would be better to complete the conversion and offering now, under existing OTS conversion regulations and under a valuation that offers a fair exchange ratio to existing stockholders and an attractive price to new investors, rather than wait an indefinite amount of time for potentially better market conditions.

Q.	SHOULD I SUBMIT MY STOCK CERTIFICATES NOW?

A.	No. If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after completion of the conversion. If your shares are held in “street name” (e.g., in a brokerage account) rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion.

Q.	HOW DO I VOTE?

A.	Mark your vote, sign each proxy card enclosed and return the card, in the enclosed proxy reply envelope. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy or voting by telephone or Internet, please refer to instructions on the enclosed proxy card. YOUR VOTE IS IMPORTANT. PLEASE VOTE PROMPTLY.

Q.	IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN ON MY BEHALF?

A.	No. Your broker, bank or other nominee will not be able to vote your shares without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, using the directions that they provide to you.

Q.	WHY SHOULD I VOTE? WHAT HAPPENS IF I DON’T VOTE?

A.	Your vote is very important. We believe the conversion and offering are in the best interest of our stockholders and the communities we serve. However, not voting all the proxy card(s) you receive will have the same effect as voting “against” the plan of conversion. Without sufficient favorable votes “for” the plan of conversion, we cannot complete the conversion and offering.

Q.	WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.	Your vote is important. If you do not instruct your broker, bank or other nominee to vote your shares, the unvoted proxy will have the same effect as a vote “against” the plan of conversion.

Q.	MAY I PLACE AN ORDER TO PURCHASE SHARES IN THE COMMUNITY OFFERING, IN ADDITION TO THE SHARES THAT I WILL RECEIVE IN THE EXCHANGE?

A.	Yes. If you would like to receive a prospectus and stock order form, you must call our Stock Information Center at 1-877-615-0411, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center is closed weekends and bank holidays.

Eligible depositors of Oritani Bank have priority subscription rights allowing them to purchase common stock in a subscription offering. Shares of common stock not purchased in the subscription offering are expected to be offered for sale in a “community offering,” which will be limited to natural persons (including trusts of natural persons) and then other persons (including any corporation, partnership, association, joint-stock company, limited company, trust, unincorporated organization, or government or political subdivision of a government) residing in New Jersey counties of Bergen, Passaic, Sussex, Hudson, Essex, Morris, Warren, Union, Somerset, Hunterdon, Middlesex and Mercer, certain borrowers as of December 31, 2009 and the stockholders of Oritani-Federal as of May 5, 2010. We also may offer for sale shares of common stock not purchased in the subscription offering or community offering through a “syndicated community offering” managed by Stifel, Nicolaus & Company, Incorporated.

Shares of common stock purchased in the offering by a stockholder and his or her associates or individuals acting in concert with the stockholder, plus any shares a stockholder and these individuals receive in the exchange for existing shares of Oritani-Federal common stock, may not exceed 5% of the total shares of common stock of Oritani-Delaware to be issued and outstanding after the completion of the conversion.
Please note that properly completed and signed stock order forms, with full payment, must be received (not postmarked) no later than 2:00 p.m., Eastern Time on June 9, 2010.
Q.	WILL THE CONVERSION HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT ORITANI BANK?

A.	No. The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged. Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit. Loans and rights of borrowers will not be affected. Depositors will no longer have voting rights in the mutual holding company, which will cease to exist, after the conversion and offering. Only stockholders of Oritani-Delaware will have voting rights after the conversion and offering.
OTHER QUESTIONS?
For answers to other questions, please read this proxy statement/prospectus. Questions about voting on the plan of conversion may be directed to our proxy information agent, Laurel Hill Advisory Group, LLC, at 1-888-742-1305, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern Time. Questions about the stock offering may be directed to our Stock Information Center at 1-877-615-0411, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center is closed weekends and bank holidays.

SUMMARY
     This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the conversion and other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1 — Approval of The Plan of Conversion and Reorganization,” “Proposal 2— Adjournment of the Special Meeting,” “Proposals 3a through 3d — Informational Proposals Related to the Certificate of incorporation and Bylaws of Oritani-Delaware” and the consolidated financial statements and the notes to the consolidated financial statements.
The Oritani-Federal Special Meeting
     Date, Time and Place. Oritani-Federal will hold its special meeting of stockholders at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675, on June 18, 2010, at 3:00 p.m., Eastern Time.
     The Proposals. Stockholders will be voting on the following proposals at the special meeting:
1.	The approval of a Plan of Conversion and Reorganization pursuant to which: (a) Oritani Financial Corp., MHC, a federal mutual holding company will merge with and into Oritani-Federal, with Oritani-Federal being the surviving entity; (b) Oritani-Federal, will merge with and into Oritani-Delaware, with Oritani-Delaware being the surviving entity; (c) the outstanding shares of Oritani-Federal, other than those held by Oritani Financial Corp., MHC, will be converted into shares of common stock of Oritani-Delaware; and (d) Oritani-Delaware will offer shares of its common stock for sale in a subscription offering, and, if necessary, a community offering and/or syndicated community offering;

2.	The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the Plan of Conversion and Reorganization;

3.	The following informational proposals:
3a.	Approval of a provision in Oritani-Delaware’s certificate of incorporation to limit the ability of stockholders to remove directors;

3b.	Approval of a provision in Oritani-Delaware’s certificate of incorporation requiring a super-majority vote to approve certain amendments to Oritani-Delaware’s certificate of incorporation;

3c.	Approval of a provision in Oritani-Delaware’s bylaws requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Oritani-Delaware’s bylaws;

3d.	Approval of a provision in Oritani-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Oritani-Delaware’s outstanding voting stock; and
4.	Such other business that may properly come before the meeting.

Vote Required for Approval of Proposals by the Stockholders of Oritani-Federal
     Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Oritani-Federal stockholders, including shares held by Oritani Financial Corp., MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Oritani-Federal stockholders other than Oritani Financial Corp., MHC.
     Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Oritani-Federal stockholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.
     Informational Proposals 3a through 3d. The provisions of Oritani-Delaware’s certificate of incorporation and bylaws which are summarized as informational proposals were approved as part of the process in which the Board of Directors of Oritani-Federal approved the plan of conversion. These proposals are informational in nature only, because the OTS’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Oritani-Delaware’s certificate of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Oritani-Delaware, if such attempts are not approved by the Board of Directors, or may make the removal of the Board of Directors or management, or the appointment of new directors, more difficult.
     Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Oritani-Federal. At this time, we know of no other matters that may be presented at the special meeting.
     Proposals 1 and 2 must also be approved by the members of Oritani Financial Corp., MHC at a special meeting of members called for that purpose. Members will receive separate informational materials for Oritani Financial Corp., MHC regarding the conversion.
Revocability of Proxies
     You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Oritani-Federal in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.
Vote by Oritani Financial Corp., MHC
     Management anticipates that Oritani Financial Corp., MHC, our majority stockholder, will vote all of its shares of common stock in favor of all the matters set forth above. If Oritani Financial Corp., MHC votes all of its shares in favor of each proposal, the approval of the adjournment of the special meeting if necessary, would be assured.

     As of May 5, 2010 the directors and executive officers of Oritani-Federal beneficially owned approximately 1.6 million shares, or approximately 4.3% of the outstanding shares of Oritani-Federal common stock, and Oritani Financial Corp., MHC owned 27,575,476 shares, or approximately 74.2% of the outstanding shares of Oritani-Federal common stock.
     Your Board of Directors unanimously recommends that you vote “FOR” the plan of conversion, “FOR” the adjournment of the special meeting and “FOR” the Informational Proposals 3a through 3d.

The Companies
     Oritani-Delaware
     Oritani-Delaware, is a newly-formed Delaware corporation that was incorporated in February 2010 to be the successor corporation to Oritani-Federal upon completion of the conversion. Pursuant to the Plan of Conversion and Reorganization, a new, state-chartered holding company needed to be formed because an OTS chartered federal corporation cannot be a fully public holding company. Oritani-Delaware (“Oritani-Delaware”) will own all of the outstanding shares of common stock of Oritani Bank upon completion of the conversion.
     Oritani-Delaware’s executive offices are located at 370 Pascack Road, Township of Washington, New Jersey 07676. Our telephone number at this address is (201) 664-5400.
     Oritani Financial Corp., MHC
     Oritani Financial Corp., MHC is the federally chartered mutual holding company of Oritani-Federal. Oritani Financial Corp., MHC’s principal business activity is the ownership of 27,575,476 shares of common stock of Oritani-Federal, or 74.2% of the issued and outstanding shares as of the date of this prospectus. The remaining 9,571,943 shares of Oritani-Federal common stock outstanding as of the date of this prospectus were held by the public. After the completion of the conversion, Oritani Financial Corp., MHC will cease to exist.
     Oritani-Federal
     Oritani-Federal is a federally chartered stock holding company that owns all of the outstanding common stock of Oritani Bank. At December 31, 2009, Oritani-Federal had consolidated assets of $2.01 billion, deposits of $1.21 billion and stockholders’ equity of $248.0 million. After the completion of the conversion, Oritani-Federal will cease to exist, and will be succeeded by Oritani-Delaware, a new Delaware corporation. As of the date of this prospectus, Oritani-Federal had 40,552,162 shares of common stock issued and 37,147,419 shares outstanding, of which 27,575,476 shares were owned by Oritani Financial Corp., MHC.
     Oritani Bank
     Oritani Bank is a New Jersey-chartered stock savings bank headquartered in Township of Washington, New Jersey, and the wholly-owned subsidiary of Oritani-Federal. Oritani Bank was originally founded in 1911 as a mutual (meaning no stockholders) organization. In 1997, Oritani Bank converted to a mutual savings bank charter, and in March 1998, reorganized into the two-tier mutual holding company structure.

Plan of Conversion and Reorganization
     The Boards of Directors of Oritani-Federal, Oritani Financial Corp., MHC, Oritani Bank and Oritani-Delaware have adopted a plan of conversion pursuant to which Oritani Bank will reorganize from a mutual holding company structure to a stock holding company structure. Public stockholders of Oritani-Federal will receive shares in Oritani-Delaware in exchange for their shares of Oritani-Federal common stock based on an exchange ratio. This conversion to a stock holding company structure also includes the offering by Oritani-Delaware of shares of its common stock to eligible depositors of Oritani Bank in a subscription offering and, if necessary, to the public in a community offering and/or syndicated community offering. Following the conversion and offering, Oritani Financial Corp., MHC and Oritani-Federal will no longer exist, and Oritani-Delaware will be the parent company of Oritani Bank.
     The conversion and offering cannot be completed unless the stockholders of Oritani-Federal approve the plan of conversion. Oritani-Federal’s stockholders will vote on the plan of conversion at Oritani-Federal’s special meeting. This document is the proxy statement used by Oritani-Federal’s Board of Directors to solicit proxies for the special meeting. It is also the prospectus of Oritani-Delaware regarding the shares of Oritani-Delaware common stock to be issued to Oritani-Federal’s stockholders in the share exchange. This document does not serve as the prospectus relating to the offering by Oritani-Delaware of its shares of common stock in the subscription offering and any community offering, syndicated community offering or firm commitment offering, which will be made pursuant to a separate prospectus.
Our Current Organizational Structure
     Oritani-Federal completed its initial public stock offering on January 23, 2007. Oritani-Federal sold 12,165,649 shares, or 30.0% of its outstanding common stock, to subscribers in the offering, including 1,589,644 shares purchased by the Oritani Bank Employee Stock Ownership Plan. Proceeds from the offering, including the value of shares issued to the charitable foundation but net of expenses, were $127.6 million. Oritani-Federal contributed $59.7 million of the proceeds to Oritani Bank. At December 31, 2009, Oritani Financial Corp., MHC owned 74.4% of the Oritani-Federal’s outstanding common stock.
     Pursuant to the terms of Oritani Financial Corp., MHC’s Plan of Conversion and Reorganization, Oritani Financial Corp., MHC will convert from the mutual holding company to the stock holding company corporate structure. As part of the conversion, we are offering for sale in a subscription offering, a community offering and possibly a syndicated community offering, the ownership interest of Oritani-Federal that is currently owned by Oritani Financial Corp., MHC. Upon the completion of the conversion, Oritani Financial Corp., MHC will cease to exist, and we will complete the transition from partial to full public stock ownership. In addition, as part of the conversion existing public stockholders of Oritani-Federal will receive shares of common stock of Oritani-Delaware in exchange for their shares of Oritani-Federal common stock pursuant to an exchange ratio that maintains the same percentage ownership in Oritani-Delaware (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares) that existing stockholders had in Oritani-Federal immediately prior to the completion of the conversion and offering.

     The following diagram shows our current organizational structure:
Our Organizational Structure Following the Conversion
     After the conversion and offering are completed, we will be organized as a fully public stock holding company, as follows:
Reasons for the Conversion and the Offering
     Our primary reasons for converting and raising additional capital through the offering are:
•	to support internal growth through lending and deposit gathering in the communities we serve;

•	to enhance existing products and services, and support the development of new products and services to support growth and enhanced customer service;

•	to improve the liquidity of our shares of common stock and enhance stockholder returns through higher earnings and more flexible capital management strategies;

•	to finance the acquisition of branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to New Jersey, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•	to finance the acquisition of financial institutions or other financial service companies primarily in, or adjacent to New Jersey, although we do not currently have any understandings or agreements regarding any specific acquisition transaction;

•	to maintain our capital position during a period of significant economic uncertainty, especially for the financial services industry (although, as of December 31, 2009, Oritani Bank was considered “well capitalized” for regulatory purposes and is not subject to any directive or recommendation from the Federal Deposit Insurance Corporation (the “FDIC”) or the New Jersey Department of Banking and Insurance to raise capital); and

•	to use the additional capital for other general corporate purposes.
Conditions to Completion of the Conversion
     The OTS has conditionally approved the Plan of Conversion and Reorganization; however, such approval does not constitute recommendations or endorsements of the Plan of Conversion and Reorganization by that agency.
     We cannot complete the conversion unless:
•	The Plan of Conversion and Reorganization is approved by at least a majority of votes eligible to be cast by members of Oritani Financial Corp., MHC (depositors of Oritani Bank) as of April 30, 2010;

•	The Plan of Conversion and Reorganization is approved by a vote of at least two-thirds of the outstanding shares of common stock of Oritani-Federal as of May 5, 2010, including shares held by Oritani Financial Corp., MHC (because Oritani Financial Corp., MHC owns 74.2% of the outstanding shares of Oritani-Federal common stock, we expect that Oritani Financial Corp., MHC and our directors and executive officers will control the outcome of this vote);

•	The Plan of Conversion and Reorganization is approved by a vote of at least a majority of the outstanding shares of common stock of Oritani-Federal as of May 5, 2010, excluding those shares held by Oritani Financial Corp., MHC;

•	We sell at least the minimum number of shares of common stock offered; and

•	We receive the final approval of the OTS to complete the conversion; however, such approval does not constitute a recommendation or endorsement of the Plan of Conversion and Reorganization by that agency.
     Oritani Financial Corp., MHC intends to vote its ownership interest in favor of the Plan of Conversion and Reorganization. At May 5, 2010, Oritani Financial Corp., MHC owned 74.2% of the outstanding shares of common stock of Oritani-Federal. The directors and executive officers of Oritani-Federal and their affiliates beneficially owned approximately 1.6 million shares of Oritani-Federal, or

4.3% of the outstanding shares of common stock as of May 5, 2010. They have indicated their intention to vote those shares in favor of the Plan of Conversion and Reorganization.
After-Market Stock Price Performance Provided by Independent Appraiser
     The following table presents stock price performance information for all second-step conversions completed between January 1, 2009 and April 9, 2010. None of these companies were included in the group of 10 comparable public companies utilized in RP Financial, LC.’s valuation analysis.
Second-Step Conversion Offerings
Completed Closing Dates between January 1, 2009 and April 9, 2010

			Percentage Price Appreciation (Depreciation)
			From Initial Trading Date
Company Name and	Conversion					Through April 9,
Ticker Symbol	Date	Exchange	One Day	One Week	One Month	2010
Eagle Bancorp Montana, Inc. (EBMT)	4/5/10	NASDAQ	5.5%	6.5%	N/A	5.0%
Ocean Shore Holding Co. (OSHC)	12/21/09	NASDAQ	7.5%	12.3%	13.1%	37.4%
Northwest Bancshares, Inc. (NWBI)	12/18/09	NASDAQ	13.5%	13.0%	14.0%	18.5%
     This table is not intended to be indicative of how our common stock may perform. Data in this table reflects a small number of transactions and is not necessarily indicative of general stock market performance trends or of price performance trends of all companies that have undertaken second-step conversions. The transactions listed above do not necessarily reflect current market conditions for new offerings. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their second-step conversions and may not be indicative of the longer-term stock price performance of these companies. Stock price is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. The companies listed in the table above may not be similar to Oritani-Delaware, the pricing ratios for their offerings were in some cases different from the pricing ratios for Oritani-Delaware’s common stock, and the market conditions in which these offerings were completed were different from current market conditions. Any or all of these differences may cause our common stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section beginning on page 23.
     You should be aware that stock prices of a number of second-step conversion offerings completed prior to 2009 decreased below their initial offering price. We can give you no assurance that our common stock will not trade below the $10.00 purchase price or that our common stock will perform similarly to other recent second-step conversions.
The Exchange of Existing Shares of Oritani-Federal Common Stock
     At the conclusion of the conversion, shares held by existing stockholders of Oritani-Federal will be canceled and exchanged for shares of common stock of Oritani-Delaware. The number of shares of common stock received will be based on an exchange ratio determined as of the conclusion of the conversion and offering, which will depend upon our final appraised value. The number of shares received will not be based on the market price of our currently outstanding shares. Instead, the exchange ratio will ensure that existing public stockholders of Oritani-Federal will retain the same percentage ownership of our organization after the offering, exclusive of their purchase of any additional shares of common stock in the offering or their receipt of cash in lieu of fractional exchange shares. In addition, if options to purchase shares of Oritani-Federal common stock are exercised before consummation of the conversion, there will be an increase in the percentage of shares of Oritani-Federal held by public stockholders, an increase in the number of shares of common stock issued to public stockholders in the share exchange and a decrease in the exchange ratio.
     The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering and the shares of common stock issued and outstanding as of December 31, 2009. The number of shares of common stock outstanding may change between the date of this document and the closing of the offering. The table also shows the number of whole shares of Oritani-Delaware common stock a hypothetical owner of Oritani-Federal common stock would receive in exchange for 100 shares of Oritani-Federal common stock owned at the completion of the conversion, depending on the number of shares of common stock sold in the offering.

					Total Shares		Equivalent	Equivalent	New Shares
					of Common		Per Share	Pro Forma	That Would be
			New Shares to be		Stock to be		Based Upon	Book Value	Received for
	New Shares to be Sold		Exchanged for Existing		Outstanding After	Exchange	Offering	per Exchanged	100 Existing
	in This Offering		Shares of Oritani-Federal		the Offering	Ratio	Price (1)	Share (2)	Shares
	Amount	Percent	Amount	Percent
Minimum	33,150,000	74.45%	11,379,252	25.55%	44,529,252	1.2022	$12.02	$14.58	120
Midpoint	39,000,000	74.45%	13,387,355	25.55%	52,387,355	1.4143	$14.14	$15.98	141
Maximum	44,850,000	74.45%	15,395,458	25.55%	60,245,458	1.6264	$16.26	$17.37	162
Adjusted Maximum	51,577,500	74.45%	17,704,777	25.55%	69,282,277	1.8704	$18.70	$18.98	187

(1)	Represents the value of shares of Oritani common stock received in the conversion by a holder of one share of Oritani-Federal at the exchange ratio, assuming the offering price of $10.00 per share.

(2)	Represents the pro forma tangible stockholder’s’ equity per share at each level of the offering range multiplied by the respective exchange ratio.
     No fractional shares of Oritani-Delaware common stock will be issued to any public stockholder of Oritani-Federal. For each fractional share that would otherwise be issued, Oritani-Delaware will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share purchase price of the common stock in the offering.
     Outstanding options to purchase shares of Oritani-Federal common stock also will convert into and become options to purchase new shares of Oritani-Delaware common stock. The number of shares of common stock to be received upon exercise of these options and the exercise price per share to be adjusted based upon the exchange ratio so that the aggregate exercise price and the duration of such options remain unchanged. All such options will vest upon completion of the conversion. Oritani-Federal anticipates the pre-tax expense of such accelerated vesting as well as the accelerated vesting for outstanding stock awards will be approximately $11.3 million, with such expense to be incurred during the fiscal quarter in which the stock offering is completed. At December 31, 2009, there were 1,841,725 outstanding options to purchase shares of Oritani-Federal common stock, 368,345 of which have vested. Such options will be converted into options to purchase 2,214,122 shares of common stock at the minimum of the offering range and 3,444,762 shares of common stock at the maximum of the offering range.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price
     The offering range and exchange ratio are based on an independent appraisal of the estimated market value of Oritani-Delaware, assuming the conversion, the exchange and the offering are completed. RP Financial, LC., an appraisal firm experienced in appraisals of financial institutions, has estimated that, as of February 19, 2010, this estimated pro forma market value ranged from $445.3 million to a maximum of $602.5 million, with a midpoint of $523.8 million and an adjusted maximum of $692.8 million. Based on this valuation, the ownership interest held by Oritani Financial Corp., MHC being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by us will range from 33,150,000 shares to 44,850,000 shares. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The exchange ratio will range from 1.2022 shares at the minimum of the offering range to 1.6264 shares at the maximum of the offering range in order to approximately preserve the existing percentage ownership of public stockholders of Oritani-Federal (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). If demand for shares or market conditions warrant, the appraisal can be increased by 15%. At this adjusted maximum of the offering range, and as of February 19, 2010, the estimated pro forma market value is $692.8 million, the number of shares of common stock offered for sale will be 51,577,500 and the exchange ratio will be 1.8704 shares.
     The independent appraisal is based in part on Oritani-Federal’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of 10 publicly traded savings bank and thrift holding companies that RP Financial, LC. considered comparable to Oritani-Federal.
     The appraisal peer group consists of the following companies. Total assets are as of December 31, 2009, unless otherwise indicated.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets
Beacon Federal Bancorp (BFED)	NASDAQ	East Syracuse, NY	$1,070(1)
Brookline Bancorp, Inc. (BRKL)	NASDAQ	Brookline, MA	$2,616
Danvers Bancorp, Inc. (DNBK)	NASDAQ	Danvers, MA	$2,500
ESB Financial Corp. (ESBF)	NASDAQ	Ellwood City, PA	$1,979(1)
ESSA Bancorp, Inc. (ESSA)	NASDAQ	Stroudsburg, PA	$1,034
OceanFirst Financial Corp. (OCFC)	NASDAQ	Toms River, NJ	$1,989
Parkvale Financial Corp. (PVSA)	NASDAQ	Monroeville, PA	$1,916
Provident NY Bancorp (PBNY)	NASDAQ	Montebello, NY	$2,918
United Financial Bancorp, Inc. (UBNK)	NASDAQ	West Springfield, MA	$1,247(1)
Westfield Financial, Inc. (WFD)	NASDAQ	Westfield, MA	$1,191

(1)	As of September 30, 2009.
     The independent appraisal does not indicate actual market value. Do not assume or expect that the estimated pro forma market value as indicated above means that, after the offering, the shares of our common stock will trade at or above the $10.00 purchase price.
     The following table presents a summary of selected pricing ratios for the peer group companies and Oritani-Delaware (on a pro forma basis). The pricing ratios are based on earnings and other information as of and for the six months ended December 31, 2009, stock price information as of February 19, 2010, as reflected in RP Financial, LC.’s appraisal report, dated February 19, 2010, and the number of shares outstanding as described in “Pro Forma Data.” Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a premium of 6.5% on a price-to-book value basis, a discount of 6.4% on a price-to-tangible book value basis, and a premium of 183.1% on a price-to-earnings basis.

	Price-to-earnings	Price-to-book	Price-to-tangible
	multiple(1)	value ratio	book value ratio
Oritani (on a pro forma basis, assuming completion of the conversion)
Minimum	39.21x	82.44%	82.44%
Midpoint	45.45x	88.50%	88.50%
Maximum	51.50x	93.63%	93.63%
Maximum, as adjusted	58.25x	98.52%	98.52%

Valuation of peer group companies, as of
February 19, 2010
Averages	18.19x	87.90%	100.03%
Medians	14.00x	95.34%	103.58%

(1)	Information is derived from the RP Financial appraisal report and are based upon estimated earnings for the twelve months ended December 31, 2009. These ratios are different from the ratios in “Pro Forma Data.”
     Our Board of Directors, in reviewing and approving the independent appraisal, considered the range of price-to-earnings multiples, the range of price-to-book value and price-to-tangible book value ratios at the different ranges of shares of common stock to be sold in the offering, and did not consider one valuation approach to be more important than the other. Instead, in approving the independent appraisal, the Board of Directors concluded that these ranges represented the appropriate balance of the three approaches to establishing our estimated valuation range, and the number of shares of common stock to be sold, in comparison to the peer group institutions. Specifically, in approving the independent appraisal, the Board of Directors believed that we would not be able to sell our shares at a price-to-book value and price-to-tangible book value that was in line with the peer group without unreasonably exceeding the peer group on a price-to-earnings basis. The estimated appraised value and the resulting discounts took into consideration the potential financial impact of the offering as well as the trading price of Oritani—Federal common stock, which closed at $13.80 per share on February 19, 2010, the date of the independent appraisal.
     RP Financial, LC. will update the independent appraisal prior to the completion of the conversion. If the estimated appraised value, including offering shares and exchange shares, changes to either below $445.3 million or above $692.8 million, we will resolicit persons who submitted stock orders. See “The Conversion and Offering—Stock Pricing and Number of Shares to be Issued.”
How We Intend to Use the Proceeds From the Offering
     Assuming we sell 44,850,000 shares of common stock in the stock offering, and we have net proceeds of $431.4 million, we intend to distribute the net proceeds as follows:
•	$215.7 million (50.0% of the net proceeds) will be invested in Oritani Bank;

•	$17.9 million (4.2% of the net proceeds) will be loaned by Oritani-Delaware to the employee stock ownership plan to fund its purchase of our shares of common stock; and

•	$197.8 million (45.8% of the net proceeds) will be retained by Oritani-Delaware.
     The amount to be loaned to the employee stock ownership plan may increase if we exercise our right to have the plan purchase more than 4.0% of the shares of common stock sold in the offering if necessary to complete the offering at the minimum of the offering range. We may use the remaining funds we receive for investments, to pay cash dividends, to repurchase shares of common stock and for other general corporate purposes. Oritani Bank may use the proceeds it receives to support increased lending and other products and services. The net proceeds retained also may be used for future business expansion through opening or acquiring branch offices and the acquisition of banks, thrifts and other financial services companies. We have no current arrangements or agreements with respect to any such acquisitions. Initially, a substantial portion of the net proceeds be invested in short-term investments and mortgage-backed securities consistent with our investment policy.
     Please see “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.
Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion
     Employee Stock Ownership Plan. Our tax-qualified employee stock ownership plan may purchase up to 4.0% of the shares of common stock we sell in the offering, or 2,063,100 shares of common stock, assuming we sell the maximum, as adjusted, number of shares proposed to be sold which, when combined with the existing employee stock ownership plan, will be less than 8% of the shares outstanding following the conversion. If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to a total of 4.0% of the shares of common stock sold in the offering. We reserve the right to purchase shares of common stock in the open market following the offering in order to fund all or a portion of the employee stock ownership plan. Assuming the employee stock ownership plan purchases 1,560,000 shares in the offering and the loan is repaid over a 20 year period, at the midpoint of the offering range, we will recognize additional compensation expense of approximately $780,000 annually (or approximately $476,000 after tax) over a 20-year period, assuming the loan to the employee stock ownership plan has a 20-year term and an interest rate equal to the prime rate as published in The Wall Street Journal, and the shares of common stock have a fair market value of $10.00 per share for the full 20-year period. If, in the future, the shares of common stock have a fair market value greater or less than $10.00, the compensation expense will increase or decrease accordingly. We also reserve the right to have the employee stock ownership plan purchase more than 4.0% of the shares of common stock sold in the offering if necessary to complete the offering at the minimum of the offering range.
     Stock-Based Incentive Plan. Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after completion of the conversion. Stockholder approval of this plan will be required. If implemented 12 months or more following completion of the conversion, the stock-based incentive plan will reserve a number of shares equal to 4.0% of the shares of common stock sold in the offering, or 2,063,100 shares of common stock at the maximum, as adjusted of the offering range, for awards of restricted stock to key employees and directors, at no cost to the recipients. If the shares of restricted stock awarded under the stock-based incentive plan come from authorized but unissued shares of common stock, stockholders would experience dilution of up to approximately 2.89% in their ownership interest in Oritani-Delaware. If implemented 12 months or more following the completion of the conversion, the stock-based incentive plan will also reserve a number of shares equal to 10.0% of the shares of common stock sold in the offering, or 5,157,750 shares of common stock at the maximum as adjusted of the offering range, for issuance pursuant to grants of stock options to key employees and directors. For a description of our current stock-based incentive plan, see “Management—Compensation Discussion and Analysis.”
     The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are expected under the new stock-based incentive plan as a result of the conversion. The table also shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market. A portion of the stock grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted or Purchased (1)					Value of Grants (2) (3)
				As a Percentage of	Dilution Resulting	(Dollars in thousands)
		At Maximum as		Common Stock to be	From Issuance of		At Maximum as
	At Minimum of	adjusted of		Sold in the	Shares for Stock-Based	At Minimum of	adjusted of
	Offering Range	Offering Range		Offering	Incentive Plans (4)	Offering Range	Offering Range
Employee stock ownership plan	1,326,000	2,063,100		4.0%	—%	$13,260	$20,631
Restricted stock awards	1,326,000	2,063,100	(1)	4.0	2.89	13,260	20,631
Stock options	3,315,000	5,157,750	(2)	10.0	6.93	11,370	17,691

Total	5,967,000	9,283,950		18.0%	9.44%	$37,890	$58,953

(1)	The table assumes that the stock-based incentive plan is implemented twelve months or more following the completion of the conversion and offering. If implemented within 12 months of the completion of the conversion, the number of shares that may be reserved for grants of restricted stock cannot exceed 4% of the total number of shares to be outstanding upon completion of the conversion, less the number of shares of restricted stock (adjusted for the exchange ratio) reserved under previously adopted benefit plans.

(2)	The table assumes that the stock-based incentive plan is implemented twelve months or more following the completion of the conversion and offering. If implemented within 12 months of the completion of the conversion, the number of shares that may be reserved for grants of stock options cannot exceed 10% of the total number of shares to be outstanding upon completion of the conversion, less the number of option shares (adjusted for the exchange ratio) reserved under previously adopted benefit plans.

(3)	The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.43 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option life of ten years; a dividend yield of 3.0%; an interest rate of 3.85%; and a volatility rate of 36.45% based on an index of publicly traded thrift institutions. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

(4)	Represents the dilution of stock ownership interest. No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the offering.
     We may fund our plans through open market purchases, as opposed to new issuances of common stock; however, if any options previously granted under our existing stock option plans are exercised during the first year following completion of the offering, they will be funded with newly-issued shares as OTS regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or, with prior regulatory approval, under extraordinary circumstances. The OTS has previously advised that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance or a compelling business purpose for satisfying this test.

     The following table presents information as of December 31, 2009 regarding our existing employee stock ownership plan, our existing stock option plans, our existing recognition and retention plan, our proposed employee stock ownership plan purchases and our proposed stock-based incentive plan, all assuming an exchange ratio of 1.6264. The table below assumes that 60,245,458 shares are outstanding after the offering, which includes the sale of 44,850,000 shares in the offering at the maximum of the offering range, and the issuance of 15,395,458 shares in exchange for shares of Oritani-Federal using an exchange ratio of 1.6264. It also assumes that the value of the stock is $10.00 per share.

						Percentage of
						Shares Outstanding
Existing and New Stock-Based				Estimated Value of		After the
Incentive Plans	Participants	Shares		Shares		Conversion
		(Dollars in thousands)
Existing employee stock ownership plan	Employees	2,585,397	(1)	$25,854		4.29%
New employee stock ownership plan	Employees	1,794,000		17,940		2.98%

Total employee stock ownership plan	Employees	4,379,397		43,794		7.27%

Existing shares of restricted stock	Directors, Officers and Employees	1,292,700	(2)	12,927	(3)	2.15%
New shares of restricted stock	Directors, Officers and Employees	1,794,000		17,940		2.98%

Total shares of restricted stock	Directors, Officers and Employees	3,086,700		30,867		5.13%
Existing stock options	Directors, Officers and Employees	3,231,746	(4)	11,117		5.36%
New stock options	Directors, Officers and Employees	4,485,000		15,384	(5)	7.44%

Total stock options	Directors, Officers and Employees	7,716,746		26,501		12.80%

Total of stock-based incentive plans		15,182,843		$101,162		25.20%

(1)	As of December 31, 2009, Oritani-Federal’s existing employee stock ownership plan held 1,588,649 shares, 237,451 of which have been allocated.

(2)	Represents shares of restricted stock authorized for grant under our existing recognition and retention plans.

(3)	The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share.

(4)	Represents shares authorized for grant under our existing stock option plans.

(5)	The fair value of stock options to be granted under the new stock-based incentive plan has been estimated based on an index of publicly traded thrift institutions at $3.43 per option using the Black-Scholes option pricing model with the following assumptions; exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 3.0%; expected life, ten years; expected volatility, 36.45%; and interest rate, 3.85%.

(6)	The number of shares of restricted stock and stock options set forth in the table would exceed regulatory limits if a stock-based incentive plan was adopted within one year of the completion of the conversion and offering. Accordingly, the number of new shares of restricted stock and stock options set forth in the table would have to be reduced such that the aggregate amount of outstanding stock awards would be 4.0% or less and outstanding stock options would be 10.0% or less, unless we obtain a waiver from the OTS, or we implement the incentive plan after twelve months following the completion of the conversion and offering. Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after completion of the conversion and offering.
     The value of the restricted shares awarded under the stock-based incentive plan will be based on the market value of our common stock at the time the shares are awarded. The stock-based incentive plan is subject to stockholder approval, and cannot be implemented until at least six months after completion of the offering. The following table presents the total value of all shares of restricted stock that would be available for award and issuance under the new stock-based incentive plan, assuming the new stock-based incentive plan is adopted more than one year after completion of the conversion, the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

				2,063,100 Shares
	1,362,000 Shares	1,560,000 Shares	1,794,000 Shares	Awarded at Maximum
	Awarded at Minimum	Awarded at Midpoint	Awarded at Maximum	of Range, As
Share Price	of Range	of Range	of Range	Adjusted
		(Dollars in thousands, except per share data))
$8.00	$10,608	$12,480	$14,352	$16,505
10.00	13,260	15,600	17,940	20,631
12.00	15,912	18,720	21,528	24,757
14.00	18,564	21,840	25,116	28,883
     The grant-date fair value of the options granted under the new stock-based incentive plan will be based in part on the price of shares of common stock of Oritani-Delaware at the time the options are granted. The value will also depend on the various assumptions used in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based incentive plan, assuming the new stock-based incentive plan is adopted more than one year after completion of the conversion, the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share.

			3,900,000 Options		5,157,750 Options
	Grant-Date Fair	3,315,000 Options	at Midpoint of	4,485,000 Options	at Maximum of
Exercise Price	Value Per Option	at Minimum of Range	Range	at Maximum of Range	Range, As Adjusted
		(Dollars in thousands, except per share data)
$8.00	$2.74	$9,083	$10,686	$12,289	$14,132
10.00	3.43	11,370	13,377	15,384	17,691
12.00	4.12	13,658	16,068	18,478	21,250
14.00	4.80	15,912	18,720	21,528	24,757
     The tables presented above are provided for informational purposes only. Our shares of common stock may trade below $10.00 per share. Before you make an investment decision, we urge you to read this entire prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 23.
Our Dividend Policy
     As of December 31, 2009, Oritani-Federal paid a quarterly cash dividend of $0.075 per share, which equals $0.30 per share on an annualized basis. After the conversion, we intend to continue to pay cash dividends on a quarterly basis. Oritani-Delaware expects the annual dividends to equal $0.30 per share at each of the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, which represents an annual dividend yield of 3.0%, at each of the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, based upon a price of $10.00 per share. The amount of dividends that we intend to pay after the conversion will preserve the dividend rate that Oritani-Federal stockholders currently receive, however, total dividends received will be positively adjusted to reflect the exchange ratio. The dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future.
     See “Selected Consolidated Financial and Other Data” and “Market for the Common Stock” for information regarding our historical dividend payments.
Purchases and Ownership by our Officers and Directors
     Our directors, executive officers and their associates intend to purchase 216,500 shares of common stock in the offering. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. After the conversion, as a result of purchases in the offering and the shares they will receive in exchange for shares of Oritani-Federal that they currently own, our directors and executive officers, together with their associates, are expected to beneficially own approximately 2.1 million and 2.8 million shares of common stock, or 4.8% and 4.7% of our total outstanding shares of common stock, at the minimum and the maximum of the offering range, respectively.
Market for the Common Stock
     Shares of Oritani-Federal’s common stock currently trade on the Nasdaq Global Market under the symbol “ORIT.” Upon completion of the conversion, the shares of common stock of Oritani-Delaware will replace Oritani-Federal’s existing shares. We expect that Oritani-Delaware’s shares of common stock will trade on the Nasdaq Global Market under the trading symbol “ORITD” for a period of 20 trading days after the completion of the offering. Thereafter, Oritani-Delaware’s trading symbol will revert to “ORIT.” In order to list our common stock on the Nasdaq Global Market, we are required to have at least three broker-dealers who will make a market in our common stock. Oritani-Federal currently has 28 registered market makers. Persons purchasing shares of common stock in the offering may not be able to sell their shares at or above the $10.00 price per share.
Tax Consequences
     As a general matter, the conversion will not be a taxable transaction for federal or state income tax purposes to Oritani Financial Corp., MHC, Oritani-Federal, Oritani Bank, Oritani-Delaware, persons eligible to subscribe in the subscription offering, or existing stockholders of Oritani-Federal. Existing stockholders of Oritani-Federal who receive cash in lieu of fractional share interests in shares of Oritani-Delaware common stock will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.
Changes in Stockholders’ Rights for Existing Stockholders of Oritani-Federal
     As a result of the conversion, existing stockholders of Oritani-Federal will become stockholders of Oritani-Delaware. Some rights of stockholders of Oritani will be reduced compared to the rights stockholders currently have in Oritani-Federal. The reduction in stockholder rights results from differences between the federal and Delaware charters and bylaws, and from distinctions between federal and Delaware law. Many of the differences in stockholder rights under the certificate of incorporation and bylaws of Oritani-Delaware are not mandated by Delaware law but have been chosen by management as being in the best interests of Oritani-Delaware and all of its stockholders. The differences in stockholder rights in the certificate of incorporation and bylaws of Oritani-Delaware include the following: (i) approval by at least a majority of outstanding shares required to remove a director for cause; (ii) greater lead time required for stockholders to submit proposals for certain provisions of new business or to nominate directors; and (iii) approval by at least 80% of outstanding shares required to amend the bylaws and certain provisions of the certificate of incorporation. See “Comparison of Stockholders’ Rights For Existing Stockholders of Oritani-Federal” for a discussion of these differences.

Dissenters’ Rights
     Stockholders of Oritani-Federal do not have dissenters’ rights in connection with the conversion and offering.
Important Risks in Owning Oritani’s Common Stock
     Before you decide to purchase stock, you should read the “Risk Factors” section beginning on page 23 of this proxy statement/prospectus.

RISK FACTORS
     You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.
Risks Related to Our Business
Our Continued Emphasis On Multi-Family And Commercial Real Estate Lending Could Expose Us To Increased Lending Risks.
     Our business strategy centers on continuing our emphasis on multi-family and commercial real estate lending. We have grown our loan portfolio in recent years with respect to these types of loans and intend to continue to emphasize these types of lending. At December 31, 2009, $296.3 million, or 21.4%, of our total loan portfolio consisted of multi-family loans and $628.5 million, or 45.5%, of our total loan portfolio consisted of commercial real estate loans. As a result, our credit risk profile will be higher than traditional thrift institutions that have higher concentrations of one- to four-family residential loans. Loans secured by multi-family and commercial real estate generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the underlying property. Additionally, such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Accordingly, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. We seek to minimize these risks through our underwriting policies, which require such loans to be qualified on the basis of the property’s collateral value, net income and debt service ratio; however, there is no assurance that our underwriting policies will protect us from credit-related losses. Finally, if we foreclose on multi-family and commercial real estate loans, our holding period for the collateral typically is longer than one-to four- family residential mortgage loans because there are fewer potential purchasers of the collateral. As discussed in “Business of Oritani Financial Corp., MHC, Oritani-Federal and Oritani Bank—Lending Activities,” we have recently been utilizing stricter underwriting standards for these types of loans, and have curtailed our construction lending.
     The largest commercial real estate loan in our portfolio at December 31, 2009 was a $21.0 million loan secured by a shopping mall located in Ocean County, New Jersey. Our largest commercial real estate relationship consisted of properties located mainly in our primary market area with a real estate investor. The aggregate outstanding loan balance for this relationship is $47.6 million.
If Our Allowance For Loan Losses Is Not Sufficient To Cover Actual Loan Losses, Our Earnings Will Decrease.
     We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Our delinquent and nonaccrual loans have risen significantly over the past 24 months, and this growth increases the possibility that our allowance for loan losses may be insufficient in the future. In addition, the majority of our loan growth since June 30, 2005 has been in commercial real estate loans. According to Real Estate Econometrics, a property research firm, default rates on commercial loans climbed to a 16 year high during the quarter ended September 30, 2009. Real Estate Econometrics projects that the default rate will peak in 2011, before falling back. While our allowance for loan losses was 1.60% of total loans at December 31, 2009, material additions to our allowance could materially decrease our net income.
     In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.
Future Changes In Interest Rates Could Reduce Our Profits.
     Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:
•	the interest income we earn on our interest-earning assets, such as loans and securities; and

•	the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings.
     In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates usually results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the original loans or securities. Increases in interest rates may decrease loan demand and/or make it more difficult for borrowers to repay adjustable rate loans.
     Changes in interest rates also affect the current market value of our interest-earning securities portfolio. Generally, the value of securities moves inversely with changes in interest rates. At December 31, 2009, the fair value of our securities and mortgage-backed securities available for sale totaled $419.0 million. Unrealized net gains on these available for sale securities totaled approximately $2.4 million, net of taxes, at December 31, 2009 and are reported as a separate component of stockholders’ equity. Decreases in the fair value of securities available for sale in future periods would have an adverse effect on stockholders’ equity.
     In addition, many of our FHLB-NY advances are callable, often five years from the date of issuance. To the extent the FHLB-NY calls all or a portion of these advances, we would need to find another funding source, which might be more expensive to us than these advances.
     We evaluate interest rate sensitivity by estimating the change in Oritani Bank’s net portfolio value over a range of interest rate scenarios. Net portfolio value is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts. At December 31, 2009, in the event of an immediate 200 basis point increase in interest rates, the model projects that we would experience a $53.6 million, or 20.9%, decrease in net portfolio value. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”
Our Direct Investments In Real Estate May Be Riskier Than More Traditional Real Estate Loans.
     Oritani-Federal and Oritani Bank each have formed companies that have invested directly in real estate. While these investments have provided us net income during the course of these investments, they are direct investments and represent a greater risk than loans. With loans, the borrower has an investment interest in the property that partially insulates the loan from the negative consequences of decreases in the property’s value. There is no such protection with a direct real estate investment. Any decline in performance of these investments may have an adverse effect on our net income. As detailed in “Business of Oritani Financial Corp., MHC, Oritani-Federal and Oritani Bank-Subsidiary Activities and Joint Venture Information,” we have increased our investments in these types of assets.
Current Market And Economic Conditions May Significantly Affect Our Operations and Financial Condition.
     Recent negative developments in the national and global credit markets have resulted in uncertainty in the financial markets and downturn in general economic conditions, including increased levels of unemployment. The resulting economic pressure on consumers and businesses may adversely affect our business, financial condition, and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In general, loan and investment securities credit quality has deteriorated at many institutions and the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Indications of the deterioration of the value of real estate collateral have been evidenced on a national level as well as in our market area. These developments could have a significant negative effect on our borrowers and the values of underlying collateral securing loans, which could negatively affect our financial performance. Housing market conditions in the New York metro area, where most of our lending activity occurs, have deteriorated as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. The S&P/Case-Shiller Home Price Indices, the leading measure of U.S. home prices, showed that the price of existing single family homes in the New York metro area at June 30, 2009, suffered a 12.0% decline versus the prior year. RealtyTrac, a leading online marketplace for foreclosure properties, noted in its 2008 U.S. Foreclosure Market Report, that New Jersey foreclosures in 2008 had increased 101.2% from 2007, and that the overall foreclosure rate in New Jersey for 2008 was 1.80%. Foreclosure filings in New Jersey in the first six months of 2009, increased 31.6% compared to the first half of 2008. Weakening economic conditions in the residential and commercial real estate sector have adversely affected, and may continue to adversely affect, our loan portfolio. Total non-performing assets increased from $44.1 million at December 31, 2008 to $52.5 million at December 31, 2009. Total non-performing loans as a percentage of total assets decreased to 2.59% at December 31, 2009 as compared to 2.66% at December 31, 2008. If loans that are currently non-performing further deteriorate or loans that are currently performing become non-performing loans, we may need to increase our allowance for loan losses, which would have an adverse impact on our financial condition and results of operations. We would have recognized an additional $2.1 million and $3.6 million in interest income during the six months ended December 31, 2009 and year ended June 30, 2009, respectively, had non-performing loans performed in accordance with the original terms.
Our Deposit Growth Has Been A Primary Funding Source. If Deposit Growth Slows, It May Be More Expensive For Us to Fund Loan Originations.
     We have recently experienced a period of unprecedented deposit growth, with a 61.3% increase in deposit balances from June 30, 2008 to June 30, 2009, and annualized growth for the six month period ended December 31, 2009 of 14.7%. Management believes a portion of this growth was due to external factors, as funds were withdrawn from the stock market and deposited into investment options considered safe by the investors, such as Oritani Bank. Such depositors may choose to redeploy these funds in the stock market at a future date, regardless of our efforts. If this occurs, it would hamper our ability to grow deposits and could even result in a net outflow of deposits. In addition, the increase in deposit insurance limits also may have contributed to our deposit growth and we could experience a net out flow of deposits of such deposit insurance limits were reduced. We will continue to focus on deposit growth, which we use to fund loan originations and purchase investment securities. However, if we are unable to continue to sufficiently increase our deposit balances, we may be required to utilize alternative sources of funding, including Federal Home Loan Bank (“FHLB”) advances, or increase our deposit rates, each of which will increase our cost of funds.
Any Future Federal Deposit Insurance Corporation Insurance Premiums Or Special Assessments Will Adversely Impact Our Earnings.
     On May 22, 2009, the FDIC adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. We recorded an expense of $846,000 during the quarter ended June 30, 2009, to reflect the special assessment. Any further special assessments that the FDIC levies will be recorded as an expense during the appropriate period. In addition, the FDIC increased the general assessment rate and, therefore, our FDIC general insurance premium expense will increase compared to prior periods.
     The FDIC also issued a final rule pursuant to which all insured depository institutions were required to prepay on December 30, 2009 their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. The assessment rate for the fourth quarter of 2009 and for 2010 was based on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 would be equal to the modified third quarter assessment rate plus an additional three basis points. In addition, each institution’s base assessment rate for each period was calculated using its third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. We made a payment of $7.6 million to the FDIC on December 30, 2009, and recorded the payment as a prepaid expense, which will be amortized to expense over three years.
If Our Investment In the Federal Home Loan Bank Of New York Is Classified As Other-Than-Temporarily Impaired Or As Permanently Impaired, Our Earnings Could Decrease.
     We own common stock of the Federal Home Loan Bank of New York (the “FHLB-NY”). We hold the FHLB-NY common stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB-NY’s advance program. The aggregate cost and fair value of our FHLB-NY common stock as of December 31, 2009 was $25.5 million based on its par value. There is no market for our FHLB-NY common stock.
     Recent published reports indicate that certain member banks of the Federal Home Loan Bank System may be subject to asset quality-related risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a FHLB, including the FHLB-NY, could be substantially diminished or reduced to zero. Consequently, we believe that there is a risk that our investment in FHLB-NY common stock could be deemed other-than-temporarily impaired at some time in the future, and if this occurs, it would cause our earnings to decrease by the after-tax amount of the impairment charge.
Our Inability To Achieve Profitability On New Branches May Negatively Affect Our Earnings.
     We have expanded our presence throughout our market area and we intend to pursue further expansion through de novo branching. The profitability of our expansion strategy will depend on whether the income that we generate from the new branches will offset the increased expenses resulting from operating these branches. We expect that it may take a period of time before these branches can become profitable, especially in areas in which we do not have an established presence. During this period, the expense of operating these branches may negatively affect our net income.
Strong Competition Within Our Market Area May Limit Our Growth And Profitability.
     Competition in the banking and financial services industry is intense. In our market area, we compete with numerous commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have substantially greater resources and lending limits than we have, have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. Our profitability depends upon our continued ability to successfully compete in our market area. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets.
We Operate In A Highly Regulated Industry, Which Limits The Manner And Scope Of Our Business Activities.
     We are subject to extensive supervision, regulation and examination by the New Jersey Department of Banking and Insurance and by the FDIC. As a result, we are limited in the manner in which we conduct our business, undertake new investments and activities and obtain financing. This regulatory structure is designed primarily for the protection of the FDIC’s Deposit Insurance Fund (“DIF”) and our depositors, and not to benefit our stockholders. This regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to capital levels, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. In addition, we must comply with significant anti-money laundering and anti-terrorism laws. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws.
A Legislative Proposal Has Passed The House of Representatives That Would Require Oritani To Become A Bank Holding Company.
     Legislation has passed the House of Representatives that would implement sweeping changes to the current bank regulatory structure. The proposal would, among other things, merge the OTS into the Office of the Comptroller of the Currency. As discussed further under “Supervision and Regulation—Holding Company Regulation,” federal law allows a state savings bank that qualifies as a Qualified Thrift Lender, such as Oritani Bank, to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of the Home Owners’ Loan Act of 1933, as amended (“HOLA”). Such election results in the state savings bank’s holding company being regulated as a savings and loan holding company by the OTS rather than as a bank holding company regulated by the Board of Governors of the Federal Reserve System. Under the House bill, Oritani-Delaware would become a bank holding company subject to regulation and supervision under the Bank Holding Company Act of 1956, as amended, and the supervision and regulation of the Board of Governors of the Federal Reserve System, including holding company regulatory capital requirements to which Oritani-Federal is not currently subject. Legislation has also been proposed in the U.S. Senate, which would eliminate the OTS and result in Oritani-Delaware being regulated by the FDIC. See “Supervision and Regulation-Proposed Federal Legislation.” Such regulatory changes could impact our ability to continue our real estate investments and joint ventures.

Risks Related to the Offering
The Market Value Of Oritani-Delaware Common Stock Received In The Share Exchange May Be Less Than The Market Value Of Oritani-Federal Common Stock Exchange.
     The number of shares of Oritani-Delaware common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Oritani-Federal common stock held by the public prior to the completion of the conversion and offering, the final independent appraisal of Oritani-Delaware common stock prepared by RP Financial and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public shareholders of Oritani-Federal common stock will own the same percentage of Oritani-Delaware common stock after the conversion and offering as they owned of Oritani-Federal common stock immediately prior to completion of the conversion and offering (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The exchange ratio will not depend on the market price of Oritani-Federal common stock.
     The exchange ratio ranges from 1.2022 shares at the minimum to 1.6264 shares at the maximum (or 1.8704 at the adjusted maximum) of the offering range of Oritani-Delaware common stock per share of Oritani-Federal common stock. Shares of Oritani-Delaware common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Oritani-Federal common stock at the time of the exchange, the initial market value of the Oritani-Delaware common stock that you receive in the share exchange could be less than the market value of the Oritani-Federal common stock prior to the date of this proxy statement/prospectus, which was $15.18, unless at least 41,857,590 shares of Oritani-Delaware common stock are sold in the offering (which is between the midpoint and the maximum of the offering range), the initial value of the Oritani-Delaware common stock you receive in the share exchange would be less than the market value of the Oritani-Federal common stock you currently own.
The Future Price Of The Shares Of Common Stock May Be Less Than The $10.00 Purchase Price Per Share In The Offering.
     If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering. In several cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price. The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. After our shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Oritani-Delaware and the outlook for the financial services industry in general. Price fluctuations may be unrelated to the operating performance of particular companies.
We Have Broad Discretion To Deploy Our Net Proceeds. Our Failure To Timely Or Effectively Deploy The Net Proceeds May Have An Adverse Impact On Our Financial Performance And The Value Of Our Common Stock.
     Oritani-Delaware intends to contribute between $159.2 million and $215.7 million of the net proceeds of the offering (or $248.4 million at the adjusted maximum of the offering range) to Oritani

Bank. Oritani-Delaware may use the remaining net proceeds to invest in short-term investments (which generally have low interest rates), to repurchase shares of common stock, to pay dividends or for other general corporate purposes. Oritani-Delaware also expects to use a portion of the net proceeds it retains to fund a loan for the purchase of shares of common stock in the offering by the employee stock ownership plan. Oritani Bank may use the net proceeds it receives to fund new loans, to purchase investment securities, to acquire financial institutions or financial services companies, build or acquire new branches, or for other general corporate purposes. With the exception of the loan to the employee stock ownership plan and some of our branching initiatives, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. We have not established a timetable for reinvesting of the net proceeds, and we cannot predict how long we will require to reinvest the net proceeds.
Our Return On Equity Initially Will Be Low Compared To Our Historical Performance. A Lower Return On Equity May Negatively Impact The Trading Price Of Our Common Stock.
     Net income divided by average stockholders’ equity, known as “return on average equity” is a ratio many investors use to compare the performance of a financial institution to its peers. Our return on average equity ratio of 6.08% for the six months ended December 31, 2009, compared to an average negative return on equity of 0.57% based on trailing twelve-month earnings for all publicly traded fully converted savings institutions as of February 19, 2010. Although we expect that our net income will increase following the offering, we expect that our return on average equity will decrease as a result of the additional capital that we will raise in the offering. For example, our pro forma return on equity for the six months ended December 31, 2009 is 2.50%, assuming the sale of shares at the maximum of the offering range. Over time, we intend to use the net proceeds from the offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is comparable to our historical performance. This goal may take a number of years to achieve, and we cannot assure you that we will be able to achieve it. Consequently, you should not expect a return on equity similar to our current return on equity in the near future. Failure to achieve a competitive return on equity may make an investment in our common stock unattractive to some investors and may cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of the offering.
The Ownership Interest Of Management And Employees Could Enable Insiders To Prevent A Merger That May Provide Stockholders A Premium For Their Shares.
     The shares of common stock that our directors and officers intend to purchase in the offering, when combined with the shares that they will receive in the exchange for their existing shares of Oritani-Federal common stock are expected to result in management and the Board of Directors controlling approximately 4.1% of our outstanding shares of common stock at the midpoint of the offering range. In addition, our employee stock ownership plan is expected to purchase up to 4.0% of the shares of common stock sold in the stock offering, and additional stock options and shares of common stock would be granted to our directors and employees if a stock-based incentive plan is adopted in the future. This would result in management and employees controlling a significant percentage of our shares of common stock. If these individuals were to act together, they could have significant influence over the outcome of any stockholder vote. This voting power may discourage a potential sale of Oritani-Delaware that our stockholders may desire.

The Implementation Of The Stock-Based Incentive Plan May Dilute Your Ownership Interest.
     We intend to adopt a new stock-based incentive plan following the offering, subject to receipt of stockholder approval. This stock-based incentive plan may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock of Oritani-Delaware. While our intention is to fund this plan through open market purchases, stockholders would experience an 8.15% reduction in ownership interest at the adjusted maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options or shares of restricted common stock under the plan in an amount equal to up to 10.0% and 4.0%, respectively, of the shares sold in the offering. In the event we adopt the plan within twelve months following the conversion, shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under the stock-based incentive plan would be limited to 4.0% and 10.0%, respectively, of the total shares to be outstanding upon completion of the conversion, less the number of shares of common stock reserved for stock awards and stock options (adjusted by the exchange ratio) received under previously adopted benefit plans. In the event we adopt the plan more than one year following the conversion, the plan will not be subject to these limitations. Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after completion of the conversion and offering.
     Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.
Additional Expenses Following The Conversion From The Compensation And Benefit Expenses Associated With The Implementation Of The New Stock-Based Incentive Benefit Plan Will Adversely Affect Our Profitability.
     We intend to adopt a new stock-based incentive plan after the offering, subject to stockholder approval, pursuant to which plan participants would be awarded restricted shares of our common stock (at no cost to them) and options to purchase shares of our common stock. If the stock-based incentive plan is implemented within twelve months of the completion of the offering, the number of shares of common stock reserved for issuance for awards of restricted stock or grants of options under such stock-based incentive plan may not exceed 4.0% and 10.0%, respectively, of the total shares to be outstanding upon completion of the conversion, less the number of shares of common stock reserved for stock awards and stock option (adjusted by the exchange ratio) received under previously adopted benefit plans. If we award restricted shares of common stock or grant options in excess of these amounts under a stock-based incentive plan adopted more than one year after the completion of the offering, our costs would increase further. Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after completion of the offering.
     Following the offering, our non-interest expenses are likely to increase as we will recognize additional annual employee compensation and benefit expenses related to the shares granted to employees and executives under our stock-based incentive plan. We cannot predict the actual amount of these new stock-related compensation and benefit expenses because applicable accounting practices require that expenses be based on the fair market value of the shares of common stock at specific points in the future; however, we expect them to be material. In addition, we would recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts (i.e., as the loan used to acquire these shares is repaid), and we would recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients. The expense in the first year following the issuance of such shares has been estimated to be approximately $8.7 million ($6.0 million after tax) at the adjusted maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after completion of the offering. Actual expenses, however, may be higher or lower, depending on the price of our common stock. In addition, all stock options and stock awards currently outstanding will vest upon completion of the conversion. We anticipate the pre-tax expense of such accelerated vesting as well as the accelerated vesting for outstanding stock awards will be approximately $11.3 million, with such expense to be incurred during the fiscal quarter in which the stock offering is completed. For further discussion of our proposed stock-based plans, see “Management—Compensation Discussion and Analysis.”
Stock-Based Incentive Plans Implemented Twelve Months Following The Stock Offering May Exceed Regulatory Restrictions On The Size Of Stock-Based Incentive Plans.
     If we implement stock-based incentive plans within twelve months following the completion of the stock offering, then we may reserve shares of common stock for awards of restricted stock or grants of stock options under our stock-based incentive plans for up to 4.0% and 10.0%, respectively, of the shares of stock to be outstanding upon completion of the stock offering, less the number of shares of restricted stock and option shares (adjusted for the exchange ratio) reserved under previously adopted benefit plans. The amount of stock awards and stock options available for grant under the stock-based incentive plans may exceed these amounts, provided the stock-based incentive plans are implemented twelve months or more following the stock offering. Although the implementation of the stock-based benefit plan will be subject to stockholder approval, the determination as to the timing of the implementation of such a plan will be at the discretion of our Board of Directors. Stock-based incentive plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Additional Expenses Following The Conversion From The Compensation And Benefit Expenses Associated With The Implementation Of The New Stock-Based Incentive Benefit Plan Will Adversely Affect Our Profitability.” Stock-based incentive plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The Implementation Of The Stock-Based Incentive Plan May Dilute Your Ownership Interest.” Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after the completion of the conversion. Pro forma data is presented herein assumes the reservation of 4% and 10% of the outstanding shares of common stock upon completion of the stock offering for awards of estimated stock or grants of stock options, respectively, and the expenses associated with such amounts.
Various Factors May Make Takeover Attempts More Difficult To Achieve.
     Our Board of Directors has no current intention to sell control of Oritani-Delaware. Provisions of our certificate of incorporation and bylaws, federal regulations, Delaware law and various other factors may make it more difficult for companies or persons to acquire control of Oritani-Delaware without the consent of our Board of Directors. You may want a takeover attempt to succeed because, for example, a potential acquirer could offer a premium over the then prevailing price of our common stock. The factors that may discourage takeover attempts or make them more difficult include:
•	Office of Thrift Supervision Regulations. OTS regulations prohibit, for three years following the completion of a conversion, the direct or indirect acquisition of more than 10.0% of any class of equity security of a savings institution or holding company regulated by the OTS regulated holding company of a converted institution without the prior approval of the OTS.

•	Certificate of incorporation and statutory provisions. Provisions of the certificate of incorporation and bylaws of Oritani-Delaware and Delaware law may make it more difficult and expensive to pursue a takeover attempt that management opposes, even if the takeover is favored by a majority of our stockholders. These provisions also would make it more difficult to remove our current Board of Directors or management, or to elect new directors. Additional provisions include limitations on voting rights of beneficial owners of more than 10.0% of our common stock, the election of directors to staggered terms of three years and not permitting cumulative voting in the election of directors. Our bylaws also contain provisions regarding the timing and content of stockholder proposals and nominations and qualification for service on the Board of Directors.

•	Issuance of stock options and restricted stock. We also intend to issue stock options and shares of restricted stock to key employees and directors that will require payments to these persons in the event of a change in control of Oritani-Delaware. These payments may have the effect of increasing the costs of acquiring Oritani-Delaware, thereby discouraging future takeover attempts.

•	Employment agreements. Oritani-Federal has employment agreements with each of its executive officers which will remain in effect following the stock offering. These agreements may have the effect of increasing the costs of acquiring Oritani-Delaware, thereby discouraging future takeover attempts.
There May Be A Decrease In Stockholders’ Rights For Existing Stockholders Of Oritani-Federal.
     As a result of the conversion, existing stockholders of Oritani-Federal will become stockholders of Oritani-Delaware. Some rights of stockholders of Oritani-Delaware will be reduced compared to the rights stockholders currently have in Oritani-Federal. The reduction in stockholder rights results from differences between the federal and Delaware charters and bylaws, and from distinctions between federal and Delaware law. Many of the differences in stockholder rights under the certificate of incorporation and bylaws of Oritani-Delaware are not mandated by Delaware law but have been chosen by management as being in the best interests of Oritani-Delaware and its stockholders. The certificate of incorporation and bylaws of Oritani-Delaware include the following provisions: (i) approval by at least a majority of outstanding shares required to remove a director for cause; (ii) greater lead time required for stockholders to submit proposals for new business or to nominate directors; and (iii) approval by at least 80% of outstanding shares of capital stock entitled to vote generally is required to amend the bylaws and certain provisions of the certificate of incorporation. See “Comparison of Stockholders’ Rights For Existing Stockholders of Oritani-Federal” for a discussion of these differences.
You May Not Revoke Your Decision To Purchase Oritani-Delaware Common Stock In The Subscription And Community Offerings After You Send Us Your Subscription.
     Funds submitted or automatic withdrawals authorized in the connection with a purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in the completion of the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers in the subscription and community offerings will not have access to their funds unless the offering is terminated, or extended beyond July 24, 2010, or the number of shares to be sold in the offering is increased to more than 51,577,500 shares or decreased to less than 33,150,000 shares.

INFORMATION ABOUT THE SPECIAL MEETING
General
     This proxy statement/prospectus is being furnished to you in connection with the solicitation by the Board of Directors of Oritani-Federal of proxies to be voted at the special meeting of stockholders to be held at The Estate at Florentine Gardens, 97 Rivervale Road, River Vale, New Jersey 07675, on June 18, 2010, at 3:00 p.m., Eastern Time, and any adjournment or postponement thereof.
     The purpose of the special meeting is to consider and vote upon the Plan of Conversion and Reorganization of Oritani Financial Corp., MHC (referred to herein as the “plan of conversion”).
     In addition, stockholders will vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposals. Stockholders also will vote on informational proposals with respect to the certificate of incorporation and bylaws of Oritani-Delaware.
     Voting in favor of or against the plan of conversion includes a vote for or against the conversion of Oritani Financial Corp., MHC to a stock holding company as contemplated by the plan of conversion. Voting in favor of the plan of conversion will not obligate you to purchase any shares of common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Oritani Bank.
Who Can Vote at the Meeting
     You are entitled to vote your Oritani-Federal common stock if our records show that you held your shares as of the close of business on May 5, 2010. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.
     As of the close of business on May 5, 2010, there were 1,337 shares of Oritani-Federal common stock outstanding. Each share of common stock has one vote.
Attending the Meeting
     If you are a stockholder as of the close of business on May 5, 2010, you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Oritani-Federal common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.
Quorum; Vote Required
     The special meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.
     Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of the holders of (i) two-thirds of the outstanding common stock of Oritani-Federal entitled to be cast at the special meeting, including shares held by Oritani Financial Corp., MHC, and (ii) a majority of the outstanding shares of common stock of Oritani-Federal entitled to be cast at the special meeting, other than shares held by Oritani Financial Corp., MHC.
     Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Oritani-Federal stockholders entitled to vote at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.
     Informational Proposals 3a through 3d: Approval of certain provisions in Oritani-Delaware’s certificate of incorporation. The provisions of Oritani-Delaware’s certificate of incorporation and bylaws which are summarized as informational proposals were approved as part of the process in which the Board of Directors of Oritani-Federal approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Oritani-Delaware’s certificate of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Oritani-Delaware, if such attempts are not approved by the Board of Directors, or may make the removal of the Board of Directors or management, or the appointment of new directors, more difficult.
     Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Oritani-Federal. At this time, we know of no other matters that may be presented at the special meeting.
Shares Held by Oritani Financial Corp., MHC and Our Officers and Directors
     As of May 5, 2010, Oritani Financial Corp., MHC beneficially owned 27,575,476 shares of Oritani-Federal common stock. This equals approximately 74.2% of our outstanding shares. Oritani Financial Corp., MHC intends to vote all of its shares in favor of Proposal 1—Approval of the plan of conversion, Proposal 2—Approval of the adjournment of the special meeting, and Informational Proposals 3a through 3d.
     As of May 5, 2010, our officers and directors beneficially owned approximately 1.6 million shares of Oritani-Federal common stock, not including shares that they may acquire upon the exercise of outstanding stock options. This equals 4.3% of our outstanding shares and 16.9% of shares held by persons other than Oritani Financial Corp., MHC.
Voting by Proxy
     Our Board of Directors is sending you this proxy statement/prospectus to request that you allow your shares of Oritani-Federal common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Oritani-Federal common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our Board of Directors. Our Board of Directors recommends that you vote “FOR” approval of the plan of conversion, “FOR” approval of the adjournment of the special meeting, and “FOR” each of the Informational Proposals 3a through 3d.
     If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the Board of Directors will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the special meeting.
     If your Oritani-Federal common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.
Revocability of Proxies
     You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Oritani-Federal in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.
Solicitation of Proxies
     This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the Board of Directors. Oritani-Federal will pay the costs of soliciting proxies from its stockholders. To the extent necessary to permit approval of the plan of conversion and the other proposals being considered our directors, officers or employees of Oritani-Federal and Oritani Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. For its services as shareholder information agent, we will pay Laurel Hill Advisory Group, LLC, $2,000, plus a fee for telephone calls received.
     We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.
Participants in the Employee Stock Ownership Plan and 401(k) Plan
     If you participate in Oritani Bank Employee Stock Ownership Plan (the “ESOP”) or if you hold shares through the Oritani Bank 401(k) Plan (“401(k) Plan”), you will receive a voting instruction form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Oritani-Federal common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the Oritani-Federal. Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for returning your voting instructions to each plan’s trustee is June 10, 2010.
Recommendation of the Board of Directors
     The Board of Directors recommends that you promptly sign and mark the enclosed proxy card in favor of the above described proposals, including, the adoption of the plan of conversion and promptly return it in the enclosed envelope. Voting the proxy card will not prevent you from voting in person at the special meeting. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card.
     Your prompt vote is very important. Failure to vote will have the same effect as voting against the plan of conversion.

PROPOSAL 1 — APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION
     The Board of Directors of Oritani-Federal and the Board of Trustees of Oritani Financial Corp., MHC, have approved the Plan of Conversion and Reorganization, referred to herein as the “plan of conversion.” The plan of conversion must also be approved by the members of Oritani Financial Corp., MHC (depositors of Oritani Bank) and the stockholders of Oritani-Federal. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Office of Thrift Supervision has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.
General
     Pursuant to the Plan of Conversion and Reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form. Oritani Financial Corp., MHC, the mutual holding company parent of Oritani-Federal, will be merged into Oritani-Federal, and Oritani Financial Corp., MHC will no longer exist. Oritani-Federal will merge into a new Delaware corporation named Oritani-Federal (a Delaware corporation). As part of the conversion, the ownership interest of Oritani Financial Corp., MHC in Oritani-Federal will be offered for sale in the offering by Oritani-Delaware. When the conversion is completed, all of the outstanding common stock of Oritani Bank will be owned by Oritani-Delaware, and all of the outstanding common stock of Oritani -Delaware will be owned by public stockholders. A diagram of our corporate structure before and after the conversion is set forth in the “Summary” section of this document.
     Under the Plan of Conversion and Reorganization, at the completion of the conversion, each share of Oritani-Federal common stock owned by persons other than Oritani Financial Corp., MHC will be canceled and converted automatically into new shares of Oritani-Delaware common stock determined pursuant to an exchange ratio. The exchange ratio will ensure that immediately after the exchange of existing shares of Oritani-Federal for new shares, the public stockholders will own the same percentage of shares of common stock of Oritani that they owned in Oritani-Federal immediately prior to the conversion, excluding any shares they purchased in the offering and cash paid in lieu of fractional shares.
     Oritani-Delaware intends to contribute between $159.2 million and $215.7 million of net proceeds, or $248.2 million if the offering range is increased by 15%, to Oritani Bank and to retain between $145.9 million and $197.8 million of the net proceeds, or $227.6 million if the offering range is increased by 15% (excluding the portion of the net proceeds loaned to our employee stock ownership plan). The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the Plan of Conversion and Reorganization.
     The Plan of Conversion and Reorganization provides that we will offer shares of common stock in a “subscription offering” in the following descending order of priority:
(i)	First, to depositors with accounts at Oritani Bank with aggregate balances of at least $50.00 at the close of business on December 31, 2008.

(ii)	Second, to our tax-qualified employee benefit plans, including our employee stock ownership plan and 401(k) plan, which will receive nontransferable subscription rights to purchase in the aggregate up to 10.0% of the shares of common stock sold in the offering.

(iii)	Third, to depositors with accounts at Oritani Bank with aggregate balances of at least $50.00 at the close of business on March 31, 2010.

(iv)	Fourth, to depositors of Oritani Bank at the close of business on April 30, 2010.
     If all shares are not subscribed for in the subscription offering, we may, at our discretion, offer shares of common stock for sale in a community offering, with a preference given in the following order:
(i)	Natural persons (including trusts of natural persons) and then other persons (including any corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization, or government or political subdivision of a government) residing in the New Jersey counties of Bergen, Passaic, Sussex, Hudson, Essex, Morris, Warren, Union, Somerset, Hunterdon, Middlesex and Mercer;

(ii)	Oritani Bank’s borrowers (with an outstanding loan or line of credit) as of December 31, 2009 that are meeting all of the terms and conditions of their loan agreements with Oritani Bank as of December 31, 2009 and the date of purchase of the common stock (as determined solely in the discretion of Oritani Bank); and

(iii)	Oritani-Federal’s public stockholders as of May 5, 2010.
     We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering, if any, may begin at the same time as, during, or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the OTS. See “—Community Offering.”
     The shares of common stock not purchased in the subscription offering or community offering may be offered to the general public on a best efforts basis by Stifel, Nicolaus & Company, Incorporated, acting as sole book-running manager, and Sandler O’Neill & Partners, L.P. and Sterne, Agee & Leach, Inc., as co-managers, in a syndicated community offering through a syndicate of selected dealers.
     We have the right to accept or reject orders received in the syndicated community offering at our sole discretion. The syndicated community offering may begin at any time following the commencement of the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us, with approval of the OTS. Alternatively, we may sell any remaining shares in an underwritten public offering, which would be conducted on a firm commitment basis. See “—Syndicated Community Offering.”
     We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated pro forma market value of Oritani-Delaware. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock in the offering. The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.
     A copy of the Plan of Conversion and Reorganization is available for inspection at each banking office of Oritani Bank and at the Northeast Regional and the Washington, D.C. offices of the OTS. The Plan of Conversion and Reorganization is also filed as an exhibit to Oritani Financial Corp., MHC’s application to convert from mutual to stock form, of which this prospectus is a part, copies of which may be obtained from the OTS. The Plan of Conversion and Reorganization is also an exhibit to Oritani-Delaware’s Registration Statement on Form S-1, which is accessible on the Securities and Exchange Commission website, www.sec.gov. See “Where You Can Find Additional Information.”

     The Board of Directors recommends that you vote “FOR” the Plan of Conversion and Reorganization of Oritani Financial Corp., MHC.
Reasons for the Conversion and Offering
     Our Board of Directors decided at this time to convert to a fully public stock form of ownership and conduct the offering in order to increase our capital position. Completing the offering is necessary for us to continue to grow and execute our business strategy.
     Our primary reasons for converting and raising additional capital through the offering are:
•	to support internal growth through lending and deposit gathering in the communities we serve;

•	to enhance existing products and services, and support the development of new products and services to support growth and enhanced customer service;

•	to improve the liquidity of our shares of common stock and enhance stockholder returns through higher earnings and more flexible capital management strategies;

•	to finance the acquisition of branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to New Jersey, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•	to finance the acquisition of financial institutions or other financial service companies primarily in, or adjacent to New Jersey, although we do not currently have any understandings or agreements regarding any specific acquisition transaction;

•	to maintain our capital position during a period of significant economic uncertainty, especially for the financial services industry (although, as of December 31, 2009, Oritani Bank was considered “well capitalized” for regulatory purposes and is not subject to any directive or recommendation from the FDIC or the New Jersey Department of Banking and Insurance to raise capital); and

•	to use the additional capital for other general corporate purposes.
     As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration that we can use to pay for an acquisition. Our current mutual holding company structure limits our ability to offer shares of our common stock as consideration for a merger or acquisition since Oritani Financial Corp., MHC is required to own a majority of our shares of common stock. Potential sellers often want stock for at least part of the purchase price. Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination of stock and cash, and will therefore enhance our ability to compete with other bidders when acquisition opportunities arise.

Conditions to Completion of the Conversion
     The Office of Thrift Supervision has conditionally approved the Plan of Conversion and Reorganization; however, such approval does not constitute a recommendation or endorsement of the Plan of Conversion and Reorganization by that agency.
     We cannot complete the conversion unless:
•	The Plan of Conversion and Reorganization is approved by at least a majority of votes eligible to be cast by members of Oritani Financial Corp., MHC (depositors of Oritani Bank) as of April 30, 2010;

•	The Plan of Conversion and Reorganization is approved by a vote of at least two-thirds of the outstanding shares of common stock of Oritani-Federal as of May 5, 2010, including shares held by Oritani Financial Corp., MHC. (Because Oritani Financial Corp., MHC owns 74.2% of the outstanding shares of Oritani-Federal common stock, we expect that Oritani Financial Corp., MHC and our directors and executive officers will control the outcome of this vote.);

•	The Plan of Conversion and Reorganization is approved by a vote of at least a majority of the outstanding shares of common stock of Oritani-Federal as of May 5, 2010, excluding those shares held by Oritani Financial Corp., MHC;

•	We sell at least the minimum number of shares of common stock offered; and

•	We receive the final approval of the Office of Thrift Supervision to complete the conversion; (including the merger of Oritani Financial Corp., MHC into Oritani-Federal and the merger of Oritani-Federal into Oritani-Delaware) however, such approval does not constitute a recommendation or endorsement of the Plan of Conversion and Reorganization by that agency.
     Oritani Financial Corp., MHC intends to vote its ownership interest in favor of the Plan of Conversion and Reorganization. At May 5, 2010, Oritani Financial Corp., MHC owned 74.2% of the outstanding shares of common stock of Oritani-Federal. The directors and executive officers of Oritani-Federal and their affiliates beneficially owned approximately 1.6 million shares of Oritani-Federal, or 4.3% of the outstanding shares of common stock as of May 5, 2010. They have indicated their intention to vote those shares in favor of the Plan of Conversion and Reorganization.
Share Exchange Ratio for Current Stockholders
     OTS regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the OTS that the basis for the exchange is fair and reasonable. Each publicly held share of Oritani-Federal common stock will be automatically converted into the right to receive a number of shares of Oritani-Delaware common stock. The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Oritani-Delaware after the conversion as they held in Oritani-Federal immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares. The exchange ratio is not dependent on the market value of our currently outstanding Oritani-Federal common stock. The exchange ratio is based on the percentage of Oritani-

Federal common stock held by the public, the independent valuation of Oritani-Delaware prepared by RP Financial, LC. and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 11,379,252 exchange shares at the minimum of the offering range to 17,704,777 exchange shares at the adjusted maximum of the offering range.
     If you are a stockholder of Oritani-Federal, at the conclusion of the conversion, your shares will be exchanged for shares of Oritani-Delaware. The number of shares you receive will be based on the number of shares of common stock you own and the final exchange ratio determined as of the conclusion of the conversion.
     The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering and the shares of common stock issued and outstanding as of December 31, 2009. The number of shares of common stock outstanding may change between the date of this document and the closing of the offering.. The table also shows how many whole shares of Oritani-Delaware a hypothetical owner of Oritani-Federal. common stock would receive in the exchange for 100 shares of Oritani-Federal common stock owned at the consummation of the conversion, depending on the number of shares issued in the offering.

									New
									Shares
									That
					Total Shares			Equivalent	Would
					of Common		Equivalent	Pro Forma	be
					Stock to be		Per Share	Book Value	Received
			New Shares to be		Outstanding		Based Upon	per	for 100
	New Shares to be Sold in		Exchanged for Existing		After the	Exchange	Offering	Exchanged	Existing
	This Offering		Shares of Oritani-Federal		Offering	Ratio	Price (1)	Share (2)	Shares
	Amount	Percent	Amount	Percent
Minimum	33,150,000	74.45%	11,379,252	25.55%	44,529,252	1.2022	$12.02	$14.58	120
Midpoint	39,000,000	74.45%	13,387,355	25.55%	52,387,355	1.4143	$14.14	$15.98	141
Maximum	44,850,000	74.45%	15,395,458	25.55%	60,245,458	1.6264	$16.26	$17.37	162
Adjusted Maximum	51,577,500	74.45%	17,704,777	25.55%	69,282,277	1.8704	$18.70	$18.98	187

(1)	Represents the value of shares of Oritani-Delaware common stock received in the conversion by a holder of one share of Oritani-Federal at the exchange ratio, assuming the offering price of $10.00 per share.

(2)	Represents the pro forma tangible stockholders’ equity per share at each level of the offering range multiplied by the respective exchange ratio.
     Options to purchase shares of Oritani-Federal common stock which are outstanding immediately prior to the consummation of the conversion will be converted into options to purchase shares of Oritani-Delaware common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio so that the aggregate exercise price and the duration of such options remain unchanged. All such options will vest upon completion of the conversion. We anticipate the pre-tax expense of such accelerated vesting as well as the accelerated vesting of outstanding stock awards will be approximately $11.3 million, which represents the remaining amortization for such accelerated options and awards with such expense to be incurred during the fiscal quarter in which the stock offering is completed.
Exchange of Existing Stockholders’ Stock Certificates
     The conversion of existing outstanding shares of Oritani-Federal common stock into the right to receive shares of Oritani-Delaware common stock will occur automatically on the effective date of the conversion. As soon as practicable after such time, our exchange agent will send a transmittal form to each public stockholder of Oritani-Federal who holds stock certificates. The transmittal forms will contain instructions on how to exchange stock certificates of Oritani-Federal common stock for stock certificates of Oritani-Delaware common stock. We expect that stock certificates evidencing shares of Oritani-Delaware common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, Oritani-Federal stock certificates and other required documents. You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions. Shares held by public stockholders through a brokerage or other account in “street name” will be exchanged automatically upon the conclusion of the conversion; no transmittal forms will be mailed relating to these shares.
     No fractional shares of Oritani-Delaware common stock will be issued to any public stockholder of Oritani-Federal when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of a properly executed transmittal form, stock certificates and other required documents. If your shares of common stock are held in street name (such as in a brokerage account), you will automatically receive cash in lieu of fractional shares in your account.
     After the conversion, Oritani-Federal stockholders who hold stock certificates will not receive shares of Oritani-Delaware common stock and will not be paid dividends on the shares of Oritani-Delaware common stock until existing certificates representing shares of Oritani-Federal common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Oritani-Federal common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of Oritani-Delaware common stock into which those shares have been converted by virtue of the conversion.
     If a certificate for Oritani-Federal common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.
     All shares of Oritani-Delaware common stock that we issue in exchange for existing shares of Oritani-Federal common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.
Effects of Conversion on Depositors, Borrowers and Members
     Continuity. While the conversion is being accomplished, the normal business of Oritani Bank of accepting deposits and making loans will continue without interruption. Oritani Bank will continue to be a state chartered savings bank and will continue to be regulated by the FDIC and the New Jersey Department of Banking and Insurance. After the conversion, Oritani Bank will continue to offer existing services to depositors, borrowers and other customers. The directors serving Oritani-Federal at the time of the conversion will be the directors of Oritani-Delaware after the conversion.

     Effect on Deposit Accounts. Pursuant to the Plan of Conversion and Reorganization, each depositor of Oritani Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.
     Effect on Loans. No loan outstanding from Oritani Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.
     Effect on Voting Rights of Members. At present, all depositors of Oritani Bank are members of, and have voting rights in, Oritani Financial Corp., MHC as to all matters requiring membership action. Upon completion of the conversion, depositors will cease to be members of Oritani Financial Corp., MHC and will no longer have voting rights, unless they purchase shares of Oritani-Delaware’s common stock. Upon completion of the conversion, all voting rights in Oritani Bank will be vested in Oritani-Delaware as the sole stockholder of Oritani Bank. The stockholders of Oritani-Delaware will possess exclusive voting rights with respect to Oritani-Delaware common stock.
     Tax Effects. We will receive an opinion of counsel or tax advisor with regard to the federal and state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Oritani Financial Corp., MHC, Oritani-Federal, the public stockholders of Oritani-Federal (except for cash paid for fractional shares), members of Oritani Financial Corp., MHC, eligible account holders, supplemental eligible account holders, or Oritani Bank. See “—Material Income Tax Consequences.”
     Effect on Liquidation Rights. Each depositor in Oritani Bank has both a deposit account in Oritani Bank and a pro rata ownership interest in the net worth of Oritani Financial Corp., MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Oritani Financial Corp., MHC and Oritani Bank. Any depositor who opens a deposit account obtains a pro rata ownership interest in Oritani Financial Corp., MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Oritani Financial Corp., MHC, which is lost to the extent that the balance in the account is reduced or closed.
     Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Oritani Financial Corp., MHC and Oritani Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Oritani Financial Corp., MHC after other claims, including claims of depositors to the amounts of their deposits are paid.
     Under the Plan of Conversion and Reorganization, however, depositors will receive rights in liquidation accounts maintained by Oritani-Delaware and Oritani Bank representing the amount of (i) Oritani Financial Corp., MHC’s ownership interest in Oritani-Federal’s total stockholders’ equity as of the date of the latest statement of financial condition used in this prospectus plus (ii) the value of the net assets of Oritani Financial Corp., MHC as of the date of the latest statement of financial condition of Oritani Financial Corp., MHC prior to the consummation of the conversion (excluding its ownership of Oritani-Federal). Oritani-Delaware and Oritani Bank shall continue to hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Oritani Bank. The liquidation accounts are also designed to provide payments to depositors of their liquidation interests in the event of a liquidation of Oritani-Delaware and Oritani Bank or solely of Oritani Bank. The liquidation account in Oritani Bank would be used only in the event that Oritani-Delaware does not have sufficient capital to fund its obligation under its liquidation account. The total obligation of Oritani-Delaware and Oritani Bank under their respective liquidation accounts will never exceed the dollar amount of the Oritani-Delaware liquidation account. Pursuant to the rules and regulations of the OTS, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution or depository institution holding company would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution or company. See “—Liquidation Rights.”
Stock Pricing and Number of Shares to be Issued
     The Plan of Conversion and Reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. Oritani Bank and Oritani Financial Corp., MHC have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $125,000 and $10,000 for expenses and an additional $15,000 for each valuation update, as necessary. Oritani Bank and Oritani Financial Corp., MHC have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.
     The independent valuation appraisal considered the pro forma impact of the offering. Consistent with the OTS appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by RP Financial, LC. to account for differences between Oritani-Federal and the peer group. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.
     The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including the consolidated financial statements of Oritani-Federal. RP Financial, LC. also considered the following factors, among others:
•	the present results and financial condition of Oritani-Federal and the projected results and financial condition of Oritani-Delaware;

•	the economic and demographic conditions in Oritani-Federal’s existing market area;

•	certain historical, financial and other information relating to Oritani-Federal;

•	the impact of the offering on Oritani-Delaware’s stockholders’ equity and earnings potential;

•	the proposed dividend policy of Oritani-Delaware; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.
     Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of Oritani-Delaware after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds of 1.98% and purchases in the open market of the common stock issued in the offering by the stock-based incentive plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.
     The independent valuation states that as of February 19, 2010, the estimated pro forma market value, or valuation range, of Oritani-Delaware ranged from a minimum of $445.3 million to a maximum of $602.5 million, with a midpoint of $523.8 million and an adjusted maximum of $692.8 million. The Board of Directors of Oritani-Delaware decided to offer the shares of common stock for a price of $10.00 per share. The aggregate offering price of the shares of common stock will be equal to the valuation range multiplied by the percentage of Oritani-Federal common stock owned by Oritani Financial Corp., MHC. The number of shares offered will be equal to the aggregate offering price of the shares of common stock divided by the price per share. Based on the valuation range, the Oritani-Federal common stock owned by Oritani Financial Corp., MHC and the $10.00 price per share, the minimum of the offering range will be 33,150,000 shares, the midpoint of the offering range will be 39,000,000 shares and the maximum of the offering range will be 44,850,000 shares of common stock, with an adjusted maximum of 51,577,500 shares.
     The Board of Directors of Oritani-Delaware reviewed the independent valuation and, in particular, considered the following:
•	Oritani-Federal’s financial condition and results of operations;

•	comparison of financial performance ratios of Oritani-Federal to those of other financial institutions of similar size;

•	market conditions generally and in particular for financial institutions; and

•	the historical trading price of the publicly held shares of Oritani-Federal common stock.
     All of these factors are set forth in the independent valuation. The Board of Directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the OTS, if required, as a result of subsequent developments in the financial condition of Oritani-Federal or Oritani Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of Oritani-Delaware to less than $445.3 million or more than $692.8 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to Oritani-Delaware’s registration statement.
     The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Oritani Bank as a going concern and should not be considered as an indication of the liquidation value of Oritani Bank. Moreover, because the independent valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares of common stock at prices at or above the $10.00 price per share.
     Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $692.8 million, without resoliciting purchasers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 51,577,500 shares, to reflect changes in the market and financial conditions, demand for the shares of common stock or regulatory considerations. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of purchasers. The subscription price of $10.00 per share of common stock will remain fixed. See “—Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares of common stock to be issued in the event of an increase in the offering range of up to 51,577,500 shares.
     If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $692.8 million and a corresponding increase in the offering range to more than 51,577,500 shares, or a decrease in the minimum of the valuation range to less than $445.3 million and a corresponding decrease in the offering range to fewer than 33,150,000 shares, then, after consulting with the OTS, we may terminate the Plan of Conversion and Reorganization, cancel deposit account withdrawal authorizations and promptly return by check all funds received in the subscription and community offerings, with interest at Oritani Bank’s passbook savings rate. Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the OTS in order to complete the offering. In the event that we extend the offering and conduct a resolicitation, purchasers in the subscription and community offerings would have the opportunity to maintain, change or cancel their stock orders within a specified period. If a purchaser in the subscription and community offerings does not respond during the period, his or her stock order will be canceled and payment will be returned promptly, with interest at Oritani Bank’s passbook savings rate, and deposit account withdrawal authorizations will be canceled. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 18, 2012, which is two years after the special meeting of members to vote on the conversion.
     An increase in the number of shares of common stock to be issued in the offering would decrease both a purchaser’s ownership interest and Oritani-Delaware’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a purchaser’s ownership interest and Oritani-Delaware’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”
     Copies of the independent valuation appraisal report prepared by RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at the main office of Oritani Bank and as specified under “Where You Can Find Additional Information.”
Subscription Offering and Subscription Rights
     In accordance with the Plan of Conversion and Reorganization, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and subject to the minimum, maximum and overall purchase and ownership limitations set forth in the Plan of Conversion and Reorganization and as described below under “—Additional Limitations on Common Stock Purchases.”
     Priority 1: Eligible Account Holders. Each Oritani Bank depositor with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on December 31, 2008 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of: (i) $500,000 (50,000 shares) of our common stock; (ii) one-tenth of one percent of the total number of shares of common stock issued in the offering; or (iii) 15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock offered by a fraction, the numerator of which is the amount of the Qualifying Deposit of the Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess will be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.
     To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on December 31, 2008. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Oritani-Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding December 31, 2008.
     Priority 2: Tax-Qualified Plans. Our tax-qualified employee stock benefit plans, consisting of our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase up to 10.0% of the shares of common stock sold in the offering, although our employee stock ownership plan intends to purchase up to 4.0% of the shares of common stock sold in the offering. If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion.
     Based upon the value of total assets held in the 401(k) plan as of February 25, 2010, the maximum number of shares that could be purchased by the 401(k) plan in the offering is 570,000 shares, which is approximately 1.0% of the shares of common stock to be sold in the offering at the adjusted maximum. Accordingly, priority 2 purchases will not exceed 5.0%, which is less than the 10.0% permissible limit.
     Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-

qualified employee stock benefit plans, each Oritani Bank depositor, other than directors and executive officers of Oritani-Federal, with a Qualifying Deposit at the close of business on March 31, 2010 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of: (i) $500,000 (50,000 shares) of common stock; (ii) one-tenth of one percent of the total number of shares of common stock issued in the offering; or (iii) 15 times the product, rounded down to the nearest whole number, obtained by multiplying the total number of shares of common stock to be offered by a fraction, the numerator of which is the amount of the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.
     To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at March 31, 2010. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.
     Priority 4: Other Depositors. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of Oritani Bank as of the close of business on the voting record date of April 30, 2010 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Depositors”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $500,000 (50,000 shares) of common stock or one-tenth of one percent of the total number of shares of common stock issued in the offering, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated so as to permit each Other Depositor to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Any remaining shares will be allocated among Other Depositors in the proportion that the amount of the subscription of each Other Depositor whose subscription remains unsatisfied bears to the total amount of subscriptions of all Other Depositors whose subscriptions remain unsatisfied. To ensure proper allocation of common stock, each Other Depositor must list on the stock order form all deposit accounts in which he or she had an ownership interest at April 30, 2010. In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.
     Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern Time, on June 9, 2010, unless extended by us for up to 45 days. Such extension may be made without notice to you, except that extensions beyond July 24, 2010 will require the approval of the OTS and a resolicitation of subscribers in the offering. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void. Subscription rights will expire whether or not each eligible depositor can be located.

Community Offering
     To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Depositors, we may offer shares pursuant to the Plan of Conversion and Reorganization in a community offering. Shares will be offered with the following preferences:
(i)	Natural persons (including trusts of natural persons)and then other persons (including any corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization, or government or political subdivision of a government) residing in the counties of Bergen, Passaic, Sussex, Hudson, Essex, Morris, Warren, Union, Somerset, Hunterdon, Middlesex and Mercer;

(ii)	Oritani Bank’s borrowers with an outstanding loan or line of credit as of December 31, 2009 that are meeting all of the terms and conditions of their loan agreements with Oritani Bank as of December 31, 2009 and the date of purchase of the common stock (as determined solely in the discretion of Oritani Bank); and

(iii)	Oritani-Federal’s public stockholder as of May 5, 2010.
     Purchasers in the community offering may purchase up to $500,000 (50,000 shares) of common stock, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.
     If we do not have sufficient shares of common stock available to fill the accepted orders of natural persons residing in the listed counties, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among such persons residing in the areas listed above whose orders remain unsatisfied on an equal number of shares basis per order. If an oversubscription occurs due to the orders of eligible borrowers or public stockholders of Oritani-Federal as of May 5, 2010, the allocation procedures described above will apply to the stock orders of such persons. In connection with the allocation process, unless the OTS permits otherwise, orders received for Oritani-Delaware common stock in the community offering will first be filled up to a maximum of two percent of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.
     The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the New Jersey counties of Bergen, Passaic, Sussex, Hudson, Essex, Morris, Warren, Union, Somerset, Hunterdon, Middlesex and Mercer; has a present intent to remain within such community for a period of time; and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.
     Expiration Date. The community offering, if any, may begin during or after the subscription offering, and is currently expected to terminate at the same time as the subscription offering. Oritani-Delaware may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond July 24, 2010, in which case we will resolicit purchasers in the offering.
Syndicated Community Offering
     If feasible, our Board of Directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock. In the syndicated community offering, any person may purchase up to $500,000 (50,000 shares) of common stock, subject to the overall purchase and ownership limitations. We retain the right to accept or reject in whole or in part any orders in the syndicated community offering. Unless the OTS permits otherwise, accepted orders for Oritani-Delaware common stock in the syndicated community offering will first be filled up to a maximum of two percent (2%) of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated. Unless the syndicated community offering begins during the community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.
     If a syndicated community offering is held, Stifel, Nicolaus & Company, Incorporated will serve as sole book running manager. Sandler O’Neill & Partners, L.P. and Sterne, Agee & Leach, Inc. will serve as co-managers, and each firm will assist us in selling our common stock on a best efforts basis. Neither Stifel, Nicolaus & Company, Incorporated nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering. The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings. Under these rules, Stifel, Nicolaus & Company, Incorporated or the other broker-dealers participating in the syndicated community offering generally will accept payment for shares of common stock to be purchased in the syndicated community offering through a “sweep” arrangement under which a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the purchase price for the shares of common stock that such customer wishes to purchase in the syndicated community offering on the settlement date. Customers who authorize participating broker-dealers to debit their brokerage accounts are required to have the funds for the payment in their accounts on, but not before, the settlement date. Institutional investors will pay Stifel Nicolaus & Company, Incorporated, in its capacity as sole book running manager, for shares purchased in the syndicated community offering on the settlement date through the services of the Depository Trust Company on a delivery versus payment basis. The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among Oritani-Delaware, Oritani-Federal, Oritani Financial Corp., MHC and Oritani Bank on one hand and Stifel, Nicolaus & Company, Incorporated on the other hand. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable by us, will be delivered promptly to us. If the offering is consummated, but some or all of an interested investor’s funds are not accepted by us, those funds will be returned to the interested investor promptly after closing, without interest. If the offering is not consummated, funds in the account will be returned promptly, without interest, to the potential investor. Normal customer ticketing will be used for order placement. In the syndicated community offering, order forms will not be used.
     In the event that we sell common stock in a “stand by” underwritten public offering, we have agreed that Stifel, Nicolaus & Company, Incorporated will have the right to serve as sole book-running manager. Any underwritten public offering will be conducted on a firm commitment basis. In such case, the underwriters will purchase all shares of common stock not sold in the subscription offering or the community offering, if any such shares are purchased. The aggregate price paid to us by or through the underwriters for the shares of common stock will be the number of shares sold multiplied by the $10.00 price per share, less the amount of an underwriting discount as negotiated between us and the underwriters and approved by the OTS and the Financial Industry Regulatory Authority. If we determine to sell stock in an underwritten public offering, the terms of such offering, including the names of the underwriters participating in such offering, will be described in a supplement to this prospectus.
     If for any reason we cannot effect a syndicated community offering or underwritten public offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there is a significant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The OTS must approve any such arrangements.
Additional Limitations on Common Stock Purchases
     The Plan of Conversion and Reorganization includes the following limitations on the number of shares of common stock that may be purchased in the offering:
(i)	No person may purchase fewer than 25 shares of common stock;

(ii)	The maximum number of shares of common stock that may be purchased by a person, or persons exercising subscription rights through a single qualifying deposit account held jointly, is 50,000 shares;

(iii)	Our tax-qualified employee stock benefit plans, including our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10.0% of the shares of common stock sold in the offering, including shares sold in the event of an increase in the offering range of up to 15.0%;

(iv)	Except for the tax-qualified employee stock benefit plans, including our employee stock ownership plan and 401(k) plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $1.0 million (100,000 shares) of common stock in all categories of the offering combined;

(v)	Current stockholders of Oritani-Federal are subject to an ownership limitation. As previously described, current stockholders of Oritani-Federal will receive shares of Oritani-Delaware common stock in exchange for their existing shares of Oritani-Federal; common stock at the conclusion of the offering. The number of shares of common stock that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Oritani-Federal common stock, may not exceed 5.0% of the shares of common stock of Oritani-Delaware to be issued and outstanding at the completion of the conversion; and

(vi)	The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of Oritani Bank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 25% of the shares of Oritani-Delaware common stock outstanding upon completion of the conversion.

     Depending upon market or financial conditions, our Board of Directors, with the approval of the OTS and without further approval of members of Oritani Financial Corp., MHC, may decrease or increase the purchase and ownership limitations. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given the opportunity to increase their subscriptions up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by subscribers who choose to increase their subscriptions. In the event that the maximum purchase limitation is increased to 5.0% of the shares sold in the offering, such limitation may be further increased to 9.99%, provided that orders for Oritani-Delaware common stock exceeding 5.0% of the shares issued in the offering shall not exceed in the aggregate 10.0% of the total shares sold in the offering.
     In the event of an increase in the offering range of up to 51,577,500 shares of common stock, shares will be allocated in the following order of priority in accordance with the Plan of Conversion and Reorganization:
(i)	to fill subscriptions by the tax-qualified employee stock benefit plans, including the employee stock ownership plan, for up to 10.0% of the total number of shares of common stock sold in the offering;

(ii)	in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Depositor levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

(iii)	to fill subscriptions in the community offering, with preference given first to persons residing in the New Jersey counties of Bergen, Passaic, Sussex, Hudson, Essex, Morris, Warren, Union, Somerset, Hunterdon, Middlesex and Mercer; then to Oritani Bank’s borrowers (with an outstanding loan or line of credit) as of December 31, 2009 that are meeting all of their terms and conditions of the loan agreements with Oritani Bank (as determined solely in the discretion of Oritani Bank) as of December 31, 2009 and the date of purchase of the common stock; and then to Oritani-Federal’s public stockholders as of May 5, 2010.
     The term “associate” of a person means:
(i)	any corporation or organization, other than Oritani Financial Corp., MHC, Oritani-Federal, Oritani Bank or a majority-owned subsidiary of Oritani-Federal or Oritani Bank, of which the person is a senior officer, partner or beneficial owner, directly or indirectly, of 10.0% or more of any equity security;

(ii)	any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, that for the purposes of subscriptions in the offering and restrictions on the sale of stock after the conversion, the term “associate” does not include a person who has a substantial beneficial interest in an employee stock benefit plan of Oritani Bank, or who is a trustee or fiduciary of such plan, and for purposes of aggregating total shares that may be held by officers, trustees and directors of Oritani Financial Corp., MHC, Oritani-Federal or Oritani Bank (the term “associate” does not include any tax-qualified employee stock benefit plan of Oritani Bank); and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director, trustee or officer of Oritani Financial Corp., MHC, Oritani-Federal or Oritani Bank.
     The term “acting in concert” means:
(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.
     A person or company that acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.
     We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.” Persons exercising subscription rights through a single qualifying deposit account held jointly, whether or not related, will be deemed to be acting in concert unless we determine otherwise.
     Our directors are not treated as associates of each other solely because of their membership on the Board of Directors. Common stock purchased in the offering will be freely transferable except for shares purchased by executive officers and directors of Oritani-Delaware or Oritani Bank and except as described below. Any purchases made by any associate of Oritani-Delaware or Oritani Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of Oritani-Delaware.”
Marketing Arrangements
     To assist in the marketing of our common stock, we have retained Stifel, Nicolaus & Company, Incorporated, which is a broker-dealer registered with the Financial Industry Regulatory Authority. Stifel, Nicolaus & Company, Incorporated will assist us on a best efforts basis in the offering by:
(i)	acting as our financial advisor for the conversion and offering;

(ii)	providing administrative services and managing the Stock Information Center;

(iii)	educating our employees regarding the offering;

(iv)	targeting our sales efforts, including assisting in the preparation of marketing materials; and

(v)	soliciting orders for common stock.
     For these services, Stifel, Nicolaus & Company, Incorporated will receive an advisory and administrative fee of $50,000 and 1% of the dollar amount of all shares of common stock sold in the subscription and community offering. The sales fee will be reduced by the advisory and administrative fee. No sales fee will be payable to Stifel, Nicolaus & Company, Incorporated with respect to shares purchased by officers, directors and employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans. In the event that Stifel, Nicolaus & Company, Incorporated sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which may include Stifel, Nicolaus & Company, Incorporated) shall not exceed 5.0% in the aggregate. Stifel, Nicolaus & Company, Incorporated will serve as sole book running manager. Sandler O’Neill & Partners, L.P. and Sterne, Agee & Leach, Inc. will serve as co-managers. Alternatively, in the event that Stifel, Nicolaus & Company, Incorporated sells common stock through a group of broker-dealers in a “stand-by” firm commitment underwritten public offering (for which Stifel, Nicolaus & Company, Incorporated will serve as sole book running manager), the underwriters will be paid a fee which shall not exceed 6% of the dollar amount of total shares sold in such offering. Stifel, Nicolaus & Company, Incorporated also will be reimbursed for allocable expenses in amount not to exceed $20,000 for the subscription offering and community offering and $75,000 for the syndicated community offering, and for attorney’s fees in an amount not to exceed $150,000.
     In the event that we are required to resolicit subscribers for shares of our common stock in the subscription and community offerings, Stifel, Nicolaus & Company, Incorporated will be required to provide significant additional services in connection with the resolicitation (including repeating the services described above), and we may pay Stifel, Nicolaus & Company, Incorporated an additional fee for those services that will not exceed $50,000. In the event of a material delay in the offering which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of this document, Stifel Nicolaus will not incur any additional accountable reimbursable out-of-pocket expenses in excess of $10,000 or additional reimbursable legal fees in excess of $25,000, and in the aggregate, reimbursable expenses and legal fees shall not exceed $280,000.
     We will indemnify Stifel, Nicolaus & Company, Incorporated against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.
     Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Oritani Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. No sales activity will be conducted where banking activity is conducted. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Stifel, Nicolaus & Company, Incorporated. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

     In addition, we have engaged Stifel, Nicolaus & Company, Incorporated to act as our records management agent in connection with the conversion and offering. In its role as records management agent, Stifel, Nicolaus & Company, Incorporated will coordinate with our data processing contacts and interface with the Stock Information Center to provide the records processing and the proxy and stock order services, including but not limited to: (1) consolidation of deposit accounts and vote calculation; (2) preparation of information for order forms and proxy cards; (3) interfacing with our financial printer; (4) recording stock order information; and (5) tabulating proxy votes. For these services, Stifel, Nicolaus & Company, Incorporated will receive no additional fee. We will also reimburse Stifel, Nicolaus & Company, Incorporated for its reasonable out-of-pocket expenses associated with its acting as records management agent in an amount not to exceed $5,000.
Lock-up Agreements
     We and our directors and executive officers have agreed not to, directly or indirectly, offer, sell, transfer, pledge, assign, hypothecate or otherwise encumber any shares of our common stock or options, warrants or other securities exercisable, convertible or exchangeable for our common stock during the period commencing with the filing of the registration statement for the offering and conversion and ending 90 days after completion of the offering and conversion without the prior written consent of Stifel, Nicolaus & Company, Incorporated. In addition, except for securities issued pursuant to existing employee benefit plans in accordance with past practices or securities issued in connection with a merger or acquisition by us, we have agreed not to issue, offer to sell or sell any shares of our common stock or options, warrants or other securities exercisable, convertible or exchangeable for our common stock without the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 90 days after completion of the offering and conversion.
Offering Deadline
     The subscription and community offerings will expire at 2:00 p.m., Eastern Time, on June 9, 2010, unless extended, without notice to you, for up to 45 days. Any extension of the subscription and/or community offering beyond July 24, 2010 would require the OTS’s approval. In such event, we would conduct a resolicitation. Purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period. If a purchaser does not respond during the resolicitation period, his or her stock order will be canceled and payment will be returned promptly, with interest calculated at Oritani Bank’s passbook savings rate, and deposit account withdrawal authorizations will be canceled. We will not execute orders until at least the minimum number of shares offered has been sold. If we have not sold the minimum by the expiration date or any extension thereof, we will terminate the offering and cancel all orders, as described above. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 18, 2012, which is two years after the special meeting of members to vote on the conversion. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds submitted, with interest calculated at Oritani Bank’s passbook savings rate from the date of processing.
Prospectus Delivery
     To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver any later than two days prior to the expiration date. Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will only be distributed with or preceded by a prospectus.

     In the syndicated community offering or any “stand by” underwritten public offering, a prospectus in electronic format may be made available on the Internet sites or through other online services maintained by Stifel, Nicolaus & Company, Incorporated or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the syndicate member, prospective investors may be allowed to place orders online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.
     Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by Stifel, Nicolaus & Company, Incorporated or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.
Procedure for Purchasing Shares in the Subscription and Community Offerings
     Use of Stock Order Forms. In order to purchase shares of common stock in the subscription offering and community offering, you must submit a properly completed original stock order form and remit full payment. Incomplete stock order forms or stock order forms that are not signed are not required to be accepted. We are not required to accept stock orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) prior to 2:00 p.m. Eastern Time, on June 9, 2010. We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate withdrawal instructions. We are not required to notify purchasers of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but we do not represent that we will do so. You may submit your stock order form and payment by mail using the stock order reply envelope provided, by bringing your stock order form to our Stock Information Center, or by overnight delivery to the indicated address on the order form. Our Stock Information Center is located at Oritani Bank’s main office, 370 Pascack Road, Township of Washington, New Jersey. Stock order forms may not be delivered to other Oritani Bank offices. Please do not mail your stock order forms to Oritani Bank. Once tendered, a stock order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.
     If you are ordering shares in the subscription offering, by signing the stock order form you are representing that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. Our interpretation of the terms and conditions of the Plan of Conversion and Reorganization and of the acceptability of the stock order forms will be final.
     By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Oritani Bank or any federal or state government, and that you received a copy of this prospectus. However, signing the stock order form will not cause you to waive your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the Plan of Conversion and Reorganization.

     Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. You may not submit cash or wire transfers. Payment for shares may be made by:
(i)	personal check, bank check or money order, made payable to Oritani Financial Corp.; or

(ii)	authorization of withdrawal from the types of Oritani Bank deposit accounts designated on the stock order form.
     Appropriate means for designating withdrawals from deposit accounts at Oritani Bank are provided on the order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest calculated at the current passbook savings rate subsequent to the withdrawal. In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders will be immediately cashed and placed in a segregated account at Oritani Bank or another depository institution and will earn interest calculated at Oritani Bank’s passbook savings rate from the date payment is processed until the offering is completed, at which time a subscriber will be issued a check for interest earned.
     You may not remit Oritani Bank line of credit checks, and we will not accept wire transfers or third-party checks, including those payable to you and endorsed over to Oritani Financial Corp. You may not designate on your stock order form a direct withdrawal from an Oritani Bank retirement account. See “—Using Retirement Account Funds to Purchase Shares” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Oritani Bank deposit accounts with check-writing privileges. Please provide a check instead. If you request direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account(s). Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by July 24, 2010, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.
     Regulations prohibit Oritani Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.
     We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders, together with a legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion. This payment may be made by wire transfer.
     If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until consummation of the offering, provided that there is a loan commitment from an unrelated financial institution or Oritani-Delaware to lend to the employee stock ownership plan the necessary amount to fund the purchase.

Using Retirement Account Funds to Purchase Shares
     Persons interested in purchasing common stock using funds currently in an individual retirement account (“IRA”) or any other retirement account, whether held through Oritani Bank or elsewhere, should contact our Stock Information Center for guidance. Please contact the Stock Information Center as soon as possible, preferably at least two weeks prior to the June 9, 2010 offering deadline, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institution where the funds are currently held. Additionally, if such funds are not currently held in a self-directed retirement account, then before placing your stock order, you will need to establish one with an independent trustee or custodian, such as a brokerage firm. The new trustee or custodian will hold the shares of common stock in a self-directed account in the same manner as we now hold retirement account funds. An annual administrative fee may be payable to the new trustee or custodian. Assistance on how to transfer such retirement accounts can be obtained from the Stock Information Center.
     Oritani Bank cannot offer self-directed retirement accounts. If you wish to use some or all of your funds that are currently held in an Oritani Bank IRA or other retirement account, you may not designate on the stock order form that you wish funds to be withdrawn from the account(s) for the purchase of common stock. Before you place your stock order, the funds you wish to use must be transferred from those accounts to a self-directed retirement account at an independent trustee or custodian, as described above.
Delivery of Stock Certificates
     Certificates representing shares of common stock issued in the subscription and community offerings will be mailed by first class mail to the persons entitled thereto at the certificate registration address noted by them on the stock order form, as soon as practicable following consummation of the conversion. Any certificates returned as undeliverable will be held by our transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading. Your ability to sell shares of common stock before you receive stock certificates will depend upon the arrangements you may make with your brokerage firm.
     If you are currently a stockholder of Oritani-Federal, see “—Exchange of Existing Stockholders’ Stock Certificates.”
Other Restrictions
     Notwithstanding any other provision of the Plan of Conversion and Reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply: (a) a small number of persons otherwise eligible to subscribe for shares under the Plan of Conversion and Reorganization reside in such state; (b) the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or (c) such registration or qualification would be impracticable for reasons of cost or otherwise.
Restrictions on Transfer of Subscription Rights and Shares
     OTS regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan of Conversion and Reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the stock order form, you should not add the name(s) of persons who do not have subscription rights or who qualify only in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.
     We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.
Stock Information Center
     Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the conversion or offering, please call or visit our Stock Information Center, located at Oritani Bank’s main office, 370 Pascack Road, Township of Washington, New Jersey. The toll-free telephone number is 1-877-615-0411. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed weekends and bank holidays. Other Oritani Bank offices will not have offering materials and will not accept stock order forms or proxy cards.
Liquidation Rights
     Liquidation prior to the conversion. In the unlikely event of a complete liquidation of Oritani Bank and Oritani Financial Corp., MHC prior to the conversion, all claims of creditors of Oritani Financial Corp., MHC would be paid first. Thereafter, if there were any assets of Oritani Financial Corp., MHC remaining, these assets would be distributed to depositors of Oritani Bank. The amount received by such depositors would be equal to their pro rata interest in the remaining value of Oritani Financial Corp., MHC, after claims of creditors, based on the relative size of their deposit.
     Liquidation following the conversion. In the unlikely event that Oritani Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first. However, except with respect to the liquidation account to be established in Oritani-Delaware as further described below, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors would not have an interest in the value of the assets of Oritani Bank or Oritani-Delaware above that amount.
     The plan of conversion provides for the establishment, upon the completion of the conversion, of a “liquidation account” by Oritani-Delaware for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Oritani Financial Corp., MHC’s ownership interest in Oritani-Federal’s total stockholders equity as of the date of its latest statement of financial condition contained in this prospectus plus (ii) the value of the net assets of Oritani Financial Corp., MHC as of the date of the latest statement of financial condition of Oritani Financial Corp., MHC prior to the consummation of the conversion (excluding its ownership of Oritani-Delaware). The plan of conversion also provides for the establishment of a bank liquidation account at Oritani Bank to support the Oritani-Delaware liquidation account in the event Oritani-Delaware does not have sufficient capital resources to fund its obligations under the Oritani-Delaware liquidation account.
     The liquidation account established by Oritani-Delaware is designed to provide depositors a liquidation interest (exchanged for the liquidation interest such persons had in Oritani Financial Corp., MHC) after the conversion in the event of a liquidation of Oritani-Delaware and Oritani Bank or a liquidation solely of Oritani Bank. Specifically, in the unlikely event that either (i) Oritani Bank or (ii) Oritani-Delaware and Oritani Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2008 or March 31, 2010 respectively, of their interests in the liquidation account maintained by Oritani-Delaware. Also, in a complete liquidation of both entities, or of Oritani Bank, when Oritani-Delaware has insufficient assets (other than the stock of Oritani Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Oritani Bank has positive net worth, Oritani Bank shall immediately make a distribution to fund Oritani-Delaware’s remaining obligations under the liquidation account. If Oritani-Delaware is completely liquidated or sold apart from a sale or liquidation of Oritani Bank, then the Oritani-Delaware liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Oritani Bank liquidation account, subject to the same rights and terms as the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by Oritani-Delaware.
     Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the OTS, Oritani-Delaware will transfer the liquidation account and the depositors’ interests in such account to Oritani Bank and the liquidation account shall thereupon become the liquidation account of Oritani Bank.
     Under the rules and regulations of the OTS, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which Oritani-Delaware or Oritani Bank is not the surviving institution would not be considered a liquidation. In such a transaction, the liquidation account would be assumed by the surviving institution.
     Each Eligible Account Holder or Supplemental Eligible Account Holder would have an initial pro rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Oritani Bank on December 31, 2008 or March 31, 2010 equal to the proportion that the balance of each Eligible Account Holder and Supplemental Eligible Account Holder’s deposit account on December 31, 2008 and March 31, 2010 respectively, bears to the balance of all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders in Oritani Bank on such dates.
     If, however, on any June 30 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2008 or March 31, 2010 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to stockholders.
Material Income Tax Consequences
     Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income tax consequences of the conversion to Oritani Financial MHC, Oritani-Federal, Oritani Bank or Oritani-Delaware, Eligible Account Holders and Supplemental Eligible Account Holders of Oritani-Delaware. Unlike private letter rulings, the opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Oritani-Delaware or Oritani Bank would prevail in a judicial proceeding.
     We have received an opinion of counsel Luse Gorman Pomerenk & Schick as to the federal tax consequences of the conversion. We have received an opinion of KPMG LLP to the effect that, more likely than not, the income tax consequences under New Jersey law of the offering are not materially different than for federal income tax purposes.
     Luse Gorman Pomerenk & Schick, has issued an opinion to Oritani Financial Corp., MHC, Oritani-Federal, Oritani Bank and Oritani-Delaware that for federal income tax purposes:
1.	The merger of Oritani Financial Corp., MHC with and into Oritani-Federal will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.	The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Oritani Financial Corp., MHC for liquidation interests in Oritani-Federal will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.	None of Oritani Financial Corp., MHC, Oritani-Federal, Eligible Account Holders nor Supplemental Eligible Account Holders, will recognize any gain or loss on the transfer of the assets of Oritani Financial Corp., MHC to Oritani-Federal in constructive exchange for a liquidation interest established in Oritani-Federal for the benefit of such persons who remain depositors of Oritani Bank.

4.	The basis of the assets of Oritani Financial Corp., MHC and the holding period of such assets to be received by Oritani-Federal will be the same as the basis and holding period or such assets of Oritani Financial Corp., MHC immediately before the exchange.

5.	The merger of Oritani-Federal with and into Oritani-Delaware will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code. Neither Oritani-Federal nor Oritani-Delaware will recognize gain or loss as a result of such merger.

6.	The basis of the assets of Oritani-Federal and the holding period of such assets to be received by Oritani-Delaware will be the same as the basis and holding period or such assets of Oritani-Federal immediately before the exchange.

7.	Current stockholders of Oritani-Federal will not recognize any gain or loss upon their exchange of Oritani-Federal common stock for Oritani-Delaware common stock.

8.	Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Oritani-Federal for interests in the liquidation account in Oritani-Delaware.

9.	The constructive exchange of the Eligible Account Holders and Supplemental Eligible Account Holders liquidation interests in Oritani-Federal for interests in the liquidation account established in Oritani-Delaware will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.	Each stockholder’s aggregate basis in shares of Oritani-Delaware common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Oritani-Federal common stock surrendered in the exchange.

11.	Each stockholder’s holding period in his or her Oritani-Delaware common stock received in the exchange will include the period during which the Oritani-Federal common stock surrendered was held, provided that the Oritani-Federal common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

12.	Cash received by any current stockholder of Oritani-Federal in lieu of a fractional share interest in shares of Oritani-Delaware common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Oritani-Delaware common stock, which such stockholder would otherwise be entitled to receive. Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

13.	It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Oritani-Delaware common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Oritani-Delaware common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

14.	It is more likely than not that the fair market value of the benefit provided by the liquidation account of Oritani Bank supporting the payment of the Oritani-Delaware liquidation account in the event Oritani-Delaware lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Oritani Bank liquidation account as of the effective date of the merger of Oritani-Federal with and into Oritani-Delaware.

15.	It is more likely than not that the basis of the shares of Oritani-Delaware common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the Oritani-Delaware common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date on which the right to acquire such stock was exercised.

16.	No gain or loss will be recognized by Oritani-Delaware on the receipt of money in exchange for Oritani-Delaware common stock sold in the offering.
     We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Oritani Financial Corp., MHC, Oritani-Federal, Oritani Bank, Oritani-Delaware and persons receiving subscription rights and shareholders of Oritani-Federal. The tax opinion as to items 8 and 13 above is based on the position that subscription rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members do not have any economic value at the time of distribution or the time the subscription rights are exercised. In this regard, Luse Gorman Pomerenk & Schick noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman Pomerenk & Schick believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.
     The opinion as to item 14 above is based on the position that Oritani-Delaware: (i) there is no history of any holder of a liquidation account receiving any payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Oritani Bank are reduced; and (iv) the Oritani Bank liquidation account payment obligation arises only if Oritani-Delaware lacks sufficient assets to fund the liquidation account.
     We also have received a letter from RP Financial stating its belief that the subscription rights do not have any ascertainable fair market value and that the price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise. This position is based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at the same price as will be paid by members of the general public in any community offering.
     In addition, we have received a letter from RP Financial stating its belief that the benefit provided by the Oritani Bank liquidation account supporting the payment of the liquidation account in the event Oritani-Delaware lacks sufficient net assets does not have any economic value at the time of the merger of Oritani-Federal and Oritani-Delaware. Based on the foregoing, Luse Gorman Pomerenk & Schick believes it is more likely than not that such rights in the Oritani Bank liquidation account have no value. If such rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the merger of Oritani-Federal and Oritani-Delaware.

     We do not plan to apply for a private letter ruling from the Internal Revenue Service concerning the transactions described herein. Unlike private letter rulings issued by the Internal Revenue Service, opinions of counsel are not binding on the Internal Revenue Service or any state tax authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.
     The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to Oritani-Delaware’s registration statement. Advice regarding the New Jersey income tax consequences consistent with the federal tax opinion is expected to be issued by KPMG LLP, tax advisors to Oritani Financial Corp., MHC and Oritani-Federal.
Certain Restrictions on Purchase or Transfer of Our Shares after the Conversion
     All shares of common stock purchased in the offering by a director or an executive officer of Oritani Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Oritani-Delaware also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934.
     Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock-based incentive plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans.
     OTS regulations prohibit Oritani-Delaware from repurchasing its shares of common stock during the first year following the conversion unless compelling business reasons exist for such repurchases. After one year, the OTS does not impose any repurchase restrictions.
     The Board of Directors recommends that you vote “FOR” the Plan of Conversion and Reorganization of Oritani Financial Corp., MHC.

PROPOSAL 2 — ADJOURNMENT OF THE SPECIAL MEETING
     If there are not sufficient votes to constitute a quorum or to approve the plan of conversion at the time of the special meeting, the proposals may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Oritani-Federal at the time of the special meeting to be voted for an adjournment, if necessary, Oritani-Federal has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The Board of Directors of Oritani-Federal recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.
     The Board of Directors recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

PROPOSALS 3a THROUGH 3d — INFORMATIONAL PROPOSALS RELATED TO THE
CERTIFICATE OF INCORPORATION AND BYLAWS OF ORITANI-DELAWARE
     By their approval of the plan of conversion as set forth in Proposal 1, the Board of Directors of Oritani-Federal has approved each of the informational proposals numbered 3a through 3d, all of which relate to provisions included in the certificate of incorporation or bylaws of Oritani-Delaware. Each of these informational proposals is discussed in more detail below.
     As a result of the conversion, the public stockholders of Oritani-Federal, whose rights are presently governed by the charter and bylaws of Oritani-Federal, will become stockholders of Oritani-Delaware, whose rights will be governed by the certificate of incorporation and bylaws of Oritani-Delaware. The following informational proposals address the material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the charter and bylaws of Oritani-Federal and the certificate of incorporation and bylaws of Oritani-Delaware. See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.
     The provisions of Oritani-Delaware’s certificate of incorporation and bylaws which are summarized as informational proposals 3a through 3d were approved as part of the process in which the Board of Directors of Oritani-Federal approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Oritani-Federal’s stockholders are not being asked to approve these informational proposals at the special meeting. While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Oritani-Delaware’s certificate of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Oritani-Delaware, if such attempts are not approved by the Board of Directors, or may make the removal of the Board of Directors or management, or the appointment of new directors, more difficult.
     Informational Proposal 3a — Approval of a Provision in Oritani-Delaware’s Certificate of incorporation and Bylaws to Limit the Ability of Stockholders to Remove Directors. The certificate of incorporation of Oritani-Delaware provides that any director may be removed by stockholders only for cause upon the affirmative vote of the holders of at least a majority of the shares entitled to vote in the election of directors. However, Oritani-Delaware’s bylaws provide that a special meeting of the stockholders shall be called at the request of stockholders only on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. These provisions, along with the prohibition against any beneficial owner voting more than 10% of the outstanding voting stock, which is discussed below, will prevent anyone that acquires beneficial ownership, directly or indirectly, of a majority of the outstanding shares from voting shares in excess of the 10% limit to call a special meeting to remove directors.
     Oritani-Federal’s bylaws provide that any director may be removed only for cause by a vote of the holders of a majority of the outstanding voting shares at a meeting of stockholders called for such purpose. This has provided an adequate degree of protection under the mutual holding company structure, in which the mutual holding company owns a majority of all voting shares and can prevent a third party from seeking removal of one or more directors in order to promote an agenda that may not be in the best interests of all other stockholders.

     The majority voting requirement for the removal of directors for cause, together with the 10% voting limit and the provision regarding the calling of special meetings, is intended to prevent sudden and fundamental changes to the composition of the Board of Directors except in the case of director misconduct. This provision does not prevent the replacement of one or more directors at a special meeting of stockholders, and will not prevent replacement of the entire Board over the course of three years. This provision is intended to reduce the ability of anyone to coerce members of the Board of Directors by threatening them with removal from office, in cases where the directors are acting in good faith to discharge their duties to the corporation and to all stockholders as a group. This provision will not prevent a stockholder from conducting a proxy contest with respect to the election of directors at a special meeting of stockholders.
     The majority vote threshold, together with the other provisions discussed above, may make it more difficult to bring about a change in control of Oritani-Delaware. One method for a hostile stockholder to take control of a company is to acquire a majority of the outstanding shares of the company through a tender offer or open market purchases and then use its voting power to remove the existing directors.
     The Board of Directors believes that it is desirable to adopt the provision requiring a majority vote to remove a director so that a director’s continued service will be conditioned on his or her ability to serve and discharge his or her duties to the corporation and the stockholders in good faith, rather than his or her position relative to a dominant stockholder.
     The Board of Directors recommends that you vote “FOR” the approval of a provision in Oritani-Delaware’s certificate of incorporation and bylaws to limit the ability of stockholders to remove directors.
     Informational Proposal 3b. — Approval of a Provision in Oritani-Delaware’s Certificate of incorporation Requiring a Super-Majority Vote to Approve Certain Amendments to Oritani-Delaware’s Certificate of incorporation. No amendment of the charter of Oritani-Federal may be made unless it is first proposed by the Board of Directors, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The certificate of incorporation of Oritani-Delaware generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C, D and E of Article Sixth (Preferred Stock, Restrictions on Voting Rights of the Corporation’s Equity Securities, Majority Vote), Article 6 (Directors), Article 7 (Bylaws), Article 8 (Approval of Certain Business Combinations), Article 9 (Indemnification, etc. of Directors and Officers), Article 10 (Limitation of Liability) and Article 11 (Amendment of the Certificate of incorporation) must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote (or in the case of Article 11, at least 85.0% of the understanding shares entitled to vote), except that the Board of Directors may amend the certificate of incorporation without any action by the stockholders to increase or decrease the aggregate number of shares of capital stock.
     These limitations on amendments to specified provisions of Oritani-Delaware’s certificate of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of stockholders to amend those provisions, Oritani Financial Corp., MHC, as a 74.2% stockholder, currently can effectively block any stockholder proposed change to the charter.
     The requirement of a super-majority stockholder vote to amend specified provisions of Oritani-Delaware’s certificate of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the certificate of incorporation is an important element of the takeover strategy of the potential acquiror. The Board of Directors believes that the provisions limiting certain amendments to the certificate of incorporation will put the Board of Directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Oritani-Delaware and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.
     The Board of Directors recommends that you vote “FOR” the approval of a provision in Oritani-Delaware’s certificate of incorporation requiring a super-majority vote to approve certain amendments to Oritani-Delaware’s certificate of incorporation.
     Informational Proposal 3c. — Approval of a Provision in Oritani-Delaware’s Bylaws Requiring a Super-Majority Vote of Stockholders to Approve Stockholder Proposed Amendments to Oritani-Delaware’s Bylaws. An amendment to Oritani-Federal’s bylaws proposed by stockholders must be approved by the holders of a majority of the total votes eligible to be cast at a legal meeting subject to applicable approval by the Office of Thrift Supervision. The bylaws of Oritani-Delaware provide that stockholders may only amend the bylaws if such proposal is approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote.
     The requirement of a super-majority stockholder vote to amend the bylaws of Oritani-Delaware is intended to ensure that the bylaws are not limited or changed upon a simple majority vote of stockholders. While this limits the ability of stockholders to amend the bylaws, Oritani Financial Corp., MHC, as a 74.2% stockholder, currently can effectively block any stockholder proposed change to the bylaws. Also, the Board of Directors of both Oritani-Federal and Oritani-Delaware may by a majority vote amend either company’s bylaws.
     This provision in Oritani-Delaware’s bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the bylaws is an important element of the takeover strategy of the potential acquiror. The Board of Directors believes that the provision limiting amendments to the bylaws will put the Board of Directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Oritani-Delaware and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.
     The Board of Directors recommends that you vote “FOR” the approval of the provision in Oritani-Delaware’s bylaws requiring a super-majority vote of stockholders to approve stockholder proposed amendments to Oritani-Delaware’s bylaws.
     Informational Proposal 3d. — Approval of a Provision in Oritani-Delaware’s Certificate of incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of Oritani-Delaware’s Outstanding Voting Stock. The certificate of incorporation of Oritani-Delaware provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of stockholders entitled or permitted to vote on any matter, be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (i) have the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options and (ii) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, and that are not otherwise beneficially, or deemed by Oritani-Delaware to be beneficially, owned by such person and his or her affiliates).

     The foregoing restriction does not apply to any employee benefit plans of Oritani-Delaware or any subsidiary or a trustee of a plan.
     The charter of Oritani Bank provides that, for a period of five years from the effective date of Oritani Bank’s mutual holding company reorganization, no person, other than Oritani Financial Corp., MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:
•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of Oritani-Federal or any subsidiary.
     The provision in Oritani-Delaware’s certificate of incorporation limiting the voting rights of beneficial owners of more than 10% of Oritani-Delaware’s outstanding voting stock is intended to limit the ability of any person to acquire a significant number of shares of Oritani-Delaware common stock and thereby gain sufficient voting control so as to cause Oritani-Delaware to effect a transaction that may not be in the best interests of Oritani-Delaware and its stockholders generally. This provision will not prevent a stockholder from seeking to acquire a controlling interest in Oritani-Delaware, but it will prevent a stockholder from voting more than 10% of the outstanding shares of common stock unless that stockholder has first persuaded the Board of Directors of the merits of the course of action proposed by the stockholder. The Board of Directors of Oritani-Delaware believes that fundamental transactions generally should be first considered and approved by the Board of Directors as it generally believes that it is in the best position to make an initial assessment of the merits of any such transactions and that its ability to make the initial assessment could be impeded if a single stockholder could acquire a sufficiently large voting interest so as to control a stockholder vote on any given proposal. This provision in Oritani-Delaware’s certificate of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most stockholders, because it can prevent a holder of shares in excess of the 10% limit from voting the excess shares in favor of the transaction. Thus, it may be deemed to have an anti-takeover effect.
     The Board of Directors recommends that you vote “FOR” the approval of a provision in Oritani-Delaware’s certificate of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Oritani-Delaware’s outstanding voting stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
     The summary financial information presented below is derived in part from the consolidated financial statements of Oritani-Federal and subsidiaries. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 is derived in part from the audited consolidated financial statements of Oritani-Federal that appear in this prospectus. The operating data for the three months and six months ended December 31, 2009 and 2008 and the financial condition data at December 31, 2009 were not audited. However, in the opinion of management of Oritani-Federal, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. No adjustments were made other than normal recurring entries. The results of operations for the three months and six months ended December 31, 2009 are not necessarily indicative of the results of operations that may be expected for the entire year.

	At December 31,	June 30,
	2009	2009	2008	2007	2006	2005
	(In thousands)
Selected Financial Condition Data:
Total assets	$2,006,874	$1,913,521	$1,443,294	$1,194,443	$1,031,421	$1,051,702
Loans, net	1,357,157	1,278,623	1,007,077	758,542	643,064	493,554
Securities available for sale, at market value	320,439	144,419	22,285	35,443	10,499	60,924
Securities held to maturity	—	—	—	5,415	13,415	25,500
Mortgage-backed securities held to maturity	86,182	118,817	163,950	217,406	274,695	372,104
Mortgage-backed securities available for sale, at market value	98,513	128,603	149,209	38,793	17,426	25,659
Bank owned life insurance	29,973	29,385	26,425	25,365	24,381	18,988
Federal Home Loan Bank of New York stock, at cost	25,481	25,549	21,547	10,619	9,367	9,088
Accrued interest receivable	8,786	7,967	5,646	4,973	3,910	3,405
Investments in real estate joint ventures, net	5,836	5,767	5,564	6,200	6,233	5,438
Real estate held for investment	1,222	1,338	3,681	2,492	2,223	1,425
Deposits	1,210,507	1,127,630	698,932	695,757	688,646	702,980
Borrowings	507,439	508,991	433,672	196,661	169,780	182,129
Stockholders’ equity	247,950	240,098	278,975	272,570	150,135	141,796

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Dollars in thousands, except per share amounts)
Selected Operating Data:
Total interest income	$25,467	$21,862	$51,246	$42,519
Total interest expense	11,057	11,169	22,617	21,056

Net interest income	14,410	10,693	28,629	21,463
Provision for loan losses	2,500	3,500	5,050	5,375

Net interest income after provision for loan losses	11,910	7,193	23,579	16,088
Other income	1,067	(565)	3,613	668
Other expense	8,166	6,542	14,994	12,416

Income before income tax expense	4,811	86	12,198	4,340
Income tax expense	1,882	47	4,786	1,795

Net income	$2,929	$39	$7,412	$2,545

Earnings per share:
Basic	$0.08	$0.00	$0.20	$0.07

Diluted	$0.08	$0.00	$0.20	$0.07

	For the Year Ended June 30,
	2009	2008	2007	2006	2005
	(In thousands)
Selected Operating Data:
Interest income	$88,429	$71,591	$63,349	$51,276	$46,439
Interest expense	44,500	37,208	32,829	23,522	18,349

Net interest income	43,929	34,383	30,520	27,754	28,090

Provision for loan losses	9,880	4,650	1,210	1,500	800

Net interest income after provision for loan losses	34,049	29,733	29,310	26,254	27,290
Other income	2,780	4,936	5,309	4,560	1,663
Other expense	27,257	19,491	25,249	17,524	14,800

Income before income tax expense	9,572	15,178	9,370	13,290	14,153
Income tax expense (benefit)	4,020	6,218	(1,664)	4,827	5,193

Net income	$5,552	$8,960	$11,034	$8,463	$8,960

	At or for the Six Months
	Ended December 31,(1)		At or For the Years Ended June 30,
	2009	2008	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (2)	0.75%	0.42%	0.33%	0.68%	0.94%	0.81%	0.86%
Return on equity (3)	6.08%	4.14%	2.20%	3.21%	5.48%	5.77%	6.51%
Net interest rate spread (4)	2.75%	2.42%	2.36%	2.06%	2.23%	2.42%	2.54%
Net interest margin (5)	3.03%	2.90%	2.77%	2.77%	2.73%	2.77%	2.80%
Efficiency ratio (6)	46.50%	56.10%	58.35%	49.59%	70.47%	54.23%	49.74%
Non-interest expense to average total assets	1.52%	1.59%	1.63%	1.49%	2.14%	1.68%	1.43%
Average interest-earning assets to average interest-bearing liabilities	111.59%	117.16%	114.47%	123.59%	117.00%	115.05%	114.42%

Asset Quality Ratios:
Non-performing assets to total assets	2.62%	2.66%	2.74%	0.98%	—%	0.04%	0.02%
Non-performing loans to total loans	3.75%	3.60%	4.03%	1.39%	—%	0.07%	0.04%
Allowance for loan losses to total loans	1.60%	1.54%	1.59%	1.32%	1.15%	1.18%	1.23%
Allowance for loan losses to nonperforming loans	42.70%	42.91%	39.42%	5.23%	N/M	N/M	N/M
Net charge-offs to average loans	0.50%	—%	0.23%	—%	—%	—%	—%

Capital Ratios: (7)
Total stockholders’ equity to assets	12.36%	14.94%	12.55%	19.33%	22.82%	14.56%	13.48%
Total capital (to risk-weighted assets)	18.42%	21.30%	19.15%	27.78%	34.87%	26.98%	30.80%
Tier I capital (to risk-weighted assets)	17.16%	20.04%	17.90%	26.53%	33.77%	25.73%	29.55%
Tier I capital (to average assets)	12.36%	15.23%	14.31%	19.71%	23.10%	14.39%	13.62%

Other Data:
Number of full service offices	21	19	21	19	19	19	21
Full time equivalent employees	177	158	174	155	144	143	138

(1)	Ratios are annualized where appropriate.

(2)	Represents net income divided by average total assets.

(3)	Represents net income divided by average equity.

(4)	Represents average yield on interest-owning assets less average cost of interest-bearing liabilities.

(5)	Represents net interest income as a percent of average interest-earning assets.

(6)	Represents non-interest expense divided by the sum of net interest income before provision for loan losses and non-interest income.

(7)	Represent consolidated ratios.
N/M      Not meaningful.

RECENT DEVELOPMENTS OF ORITANI FINANCIAL CORP. AND SUBSIDIARIES
     The following tables set forth certain financial and other data of Oritani-Federal at and for the periods indicated. The information at June 30, 2009 was derived from the audited consolidated financial statements of Oritani-Federal and subsidiaries and should be read in conjunction with the audited consolidated financial statements of Oritani-Federal and subsidiaries and notes thereto presented elsewhere in this prospectus. The information at and for the three and nine months ended March 31, 2010 and 2009 was derived from the unaudited consolidated financial statements of Oritani-Federal and subsidiaries which, in the opinion of management, include all adjustments (consisting of normal recurring accruals) for a fair presentation of such information. The results of operations and ratios and other data presented for the three and nine months ended March 31, 2010 are not necessarily indicative of the results of operations for the year ending June 30, 2010.

	(Unaudited)
	At March 31,	At June 30,
	2010	2009
	(In thousands)
Selected Financial Condition Data:
Total assets	$2,054,230	$1,913,521
Loans, net	1,418,034	1,278,623
Securities available for sale, at market value	311,363	144,419
Mortgage-backed securities held to maturity	76,858	118,817
Mortgage-backed securities available for sale, at market value	89,767	128,603
Bank owned life insurance	30,250	29,385
Federal Home Loan Bank of New York stock, at cost	24,996	25,549
Accrued interest receivable	9,003	7,967
Investments in real estate joint ventures, net	5,815	5,767
Real estate held for investment	1,213	1,338
Deposits	1,257,101	1,127,630
Borrowings	496,637	508,991
Shareholders’ equity	254,083	240,098

	For the Three Months Ended		For the Nine Months Ended
	March 31,		March 31,
	2010	2009	2010	2009
	(Unaudited - Dollars in thousands, except per share amounts)
Selected Operating Data:
Interest income	$27,020	$22,608	$78,266	$65,127
Interest expense	10,138	11,798	32,755	32,854

Net interest income	16,882	10,810	45,511	32,273

Provision for loan losses	2,500	2,400	7,550	7,775

Net interest income after provision for loan losses	14,382	8,410	37,961	24,498
Other income	1,243	822	4,856	1,490
Other expense	7,424	6,662	22,418	19,078

Income before income tax expense	8,201	2,570	20,399	6,910
Income tax expense	3,189	1,067	7,975	2,862

Net income	$5,012	$1,503	$12,424	$4,048

Basic and diluted earnings per share:	$0.14	$0.04	$0.34	$0.11

	At or For the Three Months Ended		At or For the Nine Months Ended
	March 31,(1)		March 31,(1)
	2010	2009	2010	2009
	(Unaudited)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.99%	0.35%	0.83%	0.33%
Adjusted return on assets (2,7)	0.83%	0.35%	0.70%	0.33%
Return on equity (ratio of net income to average equity)	8.02%	2.47%	6.74%	2.11%
Adjusted return on equity (3,7)	6.72%	2.47%	5.71%	2.11%
Net interest rate spread(4)	3.26%	2.37%	2.92%	2.40%
Adjusted net interest rate spread(4,8)	3.05%	2.37%	2.76%	2.40%
Net interest margin(5)	3.51%	2.69%	3.19%	2.82%
Adjusted net interest margin(5,8)	3.29%	2.69%	3.03%	2.82%
Efficiency ratio (6)	40.96%	57.27%	44.51%	56.51%
Adjusted efficiency ratio (8)	44.67%	57.27%	48.00%	56.51%
Average interest-earning assets to average interest-bearing liabilities	111.35%	110.69%	111.51%	114.80%

Asset Quality Ratios:
Non-performing assets to total assets	2.03%	2.92%
Non-performing loans to total loans receivable	2.84%	4.15%
Allowance for loan losses to total loans receivable	1.70%	1.69%
Allowance for loan losses to nonperforming loans	59.73%	40.77%
Net charge-offs to average loans	0.01%	—%	0.27%	—%

Capital Ratios:
Total stockholders’ equity to assets	12.37%	13.51%
Total capital (to risk-weighted assets)	18.00%	20.10%
Tier I capital (to risk-weighted assets)	16.70%	18.80%
Tier I capital (to average assets)	12.50%	13.90%

Other Data:
Number of full-service offices	22	21
Full time equivalent employees	174	164

(1)	Ratios are annualized where appropriate.

(2)	Represents net income divided by average total assets.

(3)	Represents net income divided by average equity.

(4)	Represents average yield on interest-owning assets less average cost of interest-bearing liabilities.

(5)	Represents net interest income as a percent of average interest-earning assets.

(6)	Represents non-interest expense divided by the sum of net interest income before provision for loan losses and non-interest income.

(7)	Excludes non-recurring after tax income of $807,000 for the three months ended March 31, 2010 and $1.9 million for the nine months ended March 31, 2010 received in conjunction with problem loan dispositions.

(8)	Excludes non-recurring pre tax interest income of $1.0 million, late charges of $146,000 and legal expense reimbursement of $150,000 for the three months ended March 31, 2010 and interest income of $2.3 million, late charges of $297,000 and legal expense reimbursement of $501,000 for the nine months ended March 31, 2010 received in conjunction with problem loan dispositions.

Comparison of Financial Condition at March 31, 2010 and June 30, 2009
Total Assets. Total assets increased $140.7 million, or 7.4%, to $2.05 billion at March 31, 2010, from $1.91 billion at June 30, 2009. The increase was due primarily to the growth of loans and securities classified as available-for-sale (“AFS”), partially offset by decreases in mortgage-backed securities (“MBS”) AFS and MBS held to maturity (“HTM”).
Cash and Cash Equivalents. Cash and cash equivalents (which includes fed funds and short term investments) decreased $95.7 million to $39.7 million at March 31, 2010, from $135.4 million at June 30, 2009 as excess liquidity was deployed into loans and securities.
Loans, net. Loans, net increased $139.4 million, or 10.9%, to $1.42 billion at March 31, 2010, from $1.28 billion at June 30, 2009. We continued our emphasis on loan originations, particularly multifamily and commercial real estate loans. Loan originations totaled $275.8 million and purchases totaled $34.7 million for the nine months ended March 31, 2010.
Delinquency information is provided below:

Delinquency Totals	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
30 — 59 days past due	$6,670	$9,613	$14,318	$4,574	$4,897
60 — 89 days past due	4,293	1,974	1,049	17,825	1,042
Nonaccrual	41,170	51,907	52,557	52,465	52,260

Total	$52,133	$63,494	$67,924	$74,864	$58,199

Total delinquent loans have decreased by $22.7 million during the nine months ended March 31, 2010 and by $11.4 million over the three months ended March 31, 2010. Substantial reductions in nonaccrual assets were achieved over this past quarter, as compared to the totals from the prior four quarters. Nonaccrual loans decreased $10.7 million, or 20.7%, over the three months ended March 31, 2010. While reductions have been achieved, nonaccrual and total delinquent loan totals remain at elevated levels.
A discussion of the significant components of the nonaccrual loan total at March 31, 2010 follows.
     • Two of these loans are to one borrower and totaled $16.5 million at March 31, 2010. The loans are secured by a condominium construction project and raw land with all building approvals, both of which are in Northern New Jersey. The borrower declared bankruptcy and Oritani Bank has provided debtor in possession financing for the completion of the condominium construction project. While the project is substantially complete, significant delays have been encountered in finalizing the project and obtaining certificates of occupancy (“CO”) for the residential units. Numerous residential units remain under contract and new sales are continuing. Prior charge-offs of the construction loan totaled $4.0 million and prior charge-offs of the land loan totaled $661,000. Both loans are classified as impaired as of March 31, 2010. In addition, specific allowances for loan losses totaling $1.7 million have been recorded against these loans.
     • A $14.1 million loan secured by a multi-tenant commercial property in Hudson County, New Jersey. The borrower has experienced cash flow difficulties. Oritani Bank is in litigation with this borrower, foreclosure proceedings are progressing, summary judgment against the borrower has been obtained and all tenant rent payments are being made directly to Oritani Bank. The rents received were sufficient to make each of the monthly payments during the quarter.

     • A $3.1 million loan secured by a commercial property located in Bergen County, New Jersey. The borrower and guarantor on this loan have declared bankruptcy. A contract for the sale of the property has been accepted by the bankruptcy trustee. This contract was originally expected to close in March 2010. The closing has been postponed and is now expected to occur during the quarter ended June 30, 2010. In accordance with the results of the impairment analysis for this loan, no reserve was required as the loan is considered to be well collateralized.
     • A $2.9 million loan secured by a warehouse property in Nassau County, New York. We acquired this property via foreclosure in April 2010. Upon acquisition, the specific allowance for loan losses of $355,000 associated with this loan was charged-off and the asset was transferred to Real Estate Owned. We have had discussions with several parties regarding disposition and expect to have a contract for sale of the property shortly.
     • A $2.4 million residential construction loan for two luxury homes and an improved lot located in Essex County, New Jersey. The borrower encountered cash flow difficulties due to an extended construction and marketing period. Oritani Bank is in litigation with this borrower, foreclosure proceedings are progressing and summary judgment against the borrower has been obtained.
Included in the $4.3 million of loans that are 60-89 days delinquent at March 31, 2010 is a $2.4 million loan. We have an executed letter of intention to sell this loan for an amount slightly in excess of our book value.
Securities AFS. Securities AFS increased $166.9 million to $311.4 million at March 31, 2010, from $144.4 million at June 30, 2009. As described under “Total Interest Income” below, we felt this investment option currently presents the best risk/reward profile.
Deposits. Deposits increased $129.5 million, or 11.5%, to $1.26 billion at March 31, 2010, from $1.13 billion at June 30, 2009. Strong deposit growth, particularly in core accounts, remains one of our strategic objectives. Oritani Bank opened its 22nd branch location in Bergenfield (Bergen County), New Jersey, in February 2010.
Stockholders’ Equity. Stockholders’ equity increased $14.0 million, or 5.8%, to $254.1 million at March 31, 2010, from $240.1 million at June 30, 2009. The increase was primarily the result of net income of $2.4 million for the nine months ended March 31, 2010. On March 18, 2009, we announced the commencement of a fourth (967,828 shares) 10% repurchase program. As of March 31, 2010, we had repurchased a total of 3,669,937 shares at a total cost of $57.1 million and an average cost of $15.57 per share. The remaining shares authorized under the March 18, 2009 repurchase plan total 596,291.
Comparison of Operating Results for the Quarter Ended March 31, 2010 and 2009
Net Income. Net income increased $3.5 million to $5.0 million, or $0.14 per share, for the quarter ended March 31, 2010, from $1.5 million, or $0.04 per share, for the corresponding 2009 quarter. The primary cause of the increased income in the 2010 period was increased net interest income before provision for loan losses. Net interest income increased by $6.1 million, or 56.2%, to $16.9 million for the quarter ended March 31, 2010, from $10.8 million for the quarter ended March 31, 2009. The increase is primarily due to a higher net interest spread and a larger asset base. Net income was also augmented by recoveries associated with problem loan disposals. Over the quarter ended March 31, 2010, we collected $1.0 million of delinquent interest and prepayment penalties, $146,000 of late charges and $150,000 of reimbursed legal expenses in connection with problem loan disposals. The after tax impact of such items totaled $807,000. Our annualized return on average assets was 0.99% for the quarter ended March 31, 2010 and 0.35% for the corresponding 2009 quarter. Our annualized return on average equity was 8.02% for the quarter ended March 31, 2010 and 2.47% for the corresponding 2009 quarter.
Total Interest Income. Total interest income increased by $4.4 million, or 19.5%, to $27.0 million for the three months ended March 31, 2010, from $22.6 million for the three months ended March 31, 2009. The largest increase occurred in interest on loans, which increased $4.0 million, or 21.6%, to $22.6 million for the three months ended March 31, 2010, from $18.6 million for the three months ended March 31, 2009. Over that same period, the average balance of loans increased by $166.1 million while the yield on the portfolio increased 43 basis points on an actual basis, and 13 basis points on a normalized basis. Included in interest on loans for the three months ended March 31, 2010 is $1.0 million of prior period and penalty interest recovered in conjunction with problem loan disposals. These amounts were not included in income for the normalized calculation of loan yield. Continuing a trend that began in the quarter ended June 30, 2009, excess liquidity is generally being deployed in securities AFS as management believes such investments provide the best risk/reward profile considering our current and projected cash needs. Such investments are typically callable notes of government sponsored agencies with limited optionality and call features that increase the likelihood that the note would be called. The investments were classified as AFS so that they could be sold should unexpected liquidity needs develop. Interest on securities AFS increased by $1.5 million to $2.2 million for the three months ended March 31, 2010, from $713,000 for the three months ended March 31, 2009. The average balance of securities AFS increased $243.3 million over that same period. The yield on the portfolio decreased considerably due to current market rates as well as the conservative structure of the new investments. Cash flows from the MBS portfolios were primarily redeployed into securities AFS because, as described above, management felt securities AFS provided the best risk/reward profile given current economic circumstances and investment options. Interest on MBS HTM decreased by $643,000, or 46.8%, to $730,000 for the three months ended March 31, 2010, from $1.4 million for the three months ended March 31, 2009. Interest on MBS AFS decreased by $622,000, or 35.3%, to $1.1 million for the three months ended March 31, 2010, from $1.8 million for the three months ended March 31, 2009. The combined average balances of the two MBS portfolios decreased $106.7 million over the periods.
Total Interest Expense. Total interest expense decreased by $1.7 million, or 14.1%, to $10.1 million for the three months ended March 31, 2010, from $11.8 million for the three months ended March 31, 2009. Interest expense on deposits decreased by $1.7 million, or 24.9%, to $5.0 million for the three months ended March 31, 2010, from $6.7 million for the three months ended March 31, 2009. The average balance of interest bearing deposits increased by $277.8 million and the average cost of these funds decreased 119 basis points over this period. Market interest rates allowed Oritani Bank to reprice many maturing time deposits, as well as other interest bearing deposits, at lower rates, decreasing the cost of funds. While we expect this trend to continue, the rate of decrease is expected to decelerate significantly, as the majority of the deposit portfolio has repriced in a low rate environment. Interest expense on borrowings was essentially stable, the average balance decreased $2.2 million and the cost increased 2 basis points.
Net Interest Income Before Provision for Loan Losses. Net interest income increased by $6.1 million, or 56.2%, to $16.9 million for the three months ended March 31, 2010, from $10.8 million for the three months ended March 31, 2009. Our net interest rate spread and margin increased to 3.26% and 3.51% for the three months ended March 31, 2010, from 2.37% and 2.69% for the three months ended March 31, 2009, respectively. On a normalized basis (excluding the impact of the recoveries associated with the problem asset disposals), our net interest rate spread and margin for the three months ended March 31, 2010 were 3.05% and 3.29%, respectively. Our net interest rate spread and net interest margin were hindered in both periods due to the impact of nonaccrual loans. Our net interest income was $1.2 million lower for both the three months ended March 31, 2010 and 2009 due to the impact of nonaccrual loans. A portion of the 2009 interest reduction was collected in 2010 in connection with problem loan disposals.
Provision for Loan Losses. We recorded provisions for loan losses of $2.5 million for the three months ended March 31, 2010 as compared to $2.4 million for the three months ended March 31, 2009. A rollforward of the allowance for loan losses for the three months ended March 31, 2010 and 2009 is presented below:

	Three months ended
	March 31,
	2010	2009
	(In thousands)
Balance at beginning of period	$22,164	$18,907
Provisions charged to operations	2,500	2,400
Loans charged off	(71)	—

Balance at end of period	$24,593	$21,307

Allowance for loan losses to total loans	1.70%	1.69%
The delinquency and nonaccrual totals, along with charge-offs and macro economic factors, remain the primary contributors to the current level of provision for loan losses. Loan growth was also a component of the provision for loan losses.
Other Income. Other income increased by $421,000 to $1.2 million for the three months ended March 31, 2010, from $822,000 for the three months ended March 31, 2009. Results for the quarter ended March 31, 2010 were augmented due to the collection of $146,000 in late charges in connection with problem loan disposals. Other income for the quarter ended March 31, 2009 was reduced due to a $225,000 impairment charge and a $12,000 loss on partial sale of a mutual fund holding in our AFS portfolio.
Operating Expenses. Operating expenses increased by $762,000, or 11.4%, to $7.4 million for the three months ended March 31, 2010, from $6.7 million for the three months ended March 31, 2009. Our efficiency ratio (total operating expenses divided by the sum of net interest income before provision for loan losses plus total other income), on an actual basis, for the 2010 quarter was 41.0%. On a normalized basis, the ratio was 44.7%. Compensation, payroll taxes and fringe benefits increased $413,000, or 9.0%, to $5.0 million for the three months ended March 31, 2010, from $4.6 million for the three months ended March 31, 2009. The increase is primarily due to increases in payroll taxes and health insurance. Federal deposit insurance premiums increased significantly over the period due to an increase in FDIC deposit insurance rates, an increase in insurable deposits and the depletion of a credit against FDIC deposit insurance charges. FDIC deposit insurance premiums increased to $567,000 for the three months ended March 31, 2010, from $46,000 for the three months ended March 31, 2009. Other expense decreased $220,000 to $764,000 for the three months ended March 31, 2010, from $984,000 for the corresponding 2009 period. The decrease was primarily due to $150,000 of reimbursed legal expenses received in conjunction with problem loan dispositions.
Income Tax Expense. Income tax expense for the three months ended March 31, 2010 was $3.2 million, due to pre-tax income of $8.2 million, resulting in an effective tax rate of 38.9%. Income tax expense for the three months ended March 31, 2009 was $1.1 million, due to pre-tax income of $2.6 million, resulting in an effective tax rate of 41.5%.

Comparison of Operating Results for the Nine Months Ended March 31, 2010 and 2009
Net Income. Net income increased $8.4 million to $12.4 million, or $0.34 per share, for the nine months ended March 31, 2010, from net income of $4.0 million, or $0.11 per share, for the corresponding 2009 period. The nine month period ended March 31, 2010 was positively impacted by a higher net interest spread, a larger asset base and recoveries associated with problem loan disposals. Over the nine month period ended March 31, 2010, we collected $2.3 million of delinquent interest and prepayment penalties, $297,000 of late charges and $501,000 of reimbursed legal expenses in connection with problem loan disposals. The after tax impact of these recoveries totaled $1.9 million. The increased net income is also partially attributable to securities writedowns in the 2009 period (which reduced 2009 net income) and a gain on sale of assets in the 2010 period. Our annualized return on average assets was 0.83% and our annualized return on average equity was 6.74% for the nine month period ended March 31, 2010, compared to 0.33% and 2.11% for the nine month period ended March 31, 2009, respectively.
Total Interest Income. Total interest income increased by $13.1 million, or 20.2%, to $78.3 million for the nine months ended March 31, 2010, from $65.1 million for the nine months ended March 31, 2009. The largest increase occurred in interest on loans, which increased $11.4 million, or 21.5%, to $64.6 million for the nine months ended March 31, 2010, from $53.2 million for the nine months ended March 31, 2009. Over that same period, the average balance of loans increased by $197.7 million while the yield on the portfolio increased 23 basis points on an actual basis and was flat on a normalized basis. Included in interest on loans for the nine months ended March 31, 2010 is $2.3 million of prior period and penalty interest recovered in conjunction with problem loan disposals. These amounts were not included in income for the normalized calculation of loan yield. Due primarily to the reasons described in “Comparison of Operating Results for the Quarter Ended March 31, 2010 and 2009 — Total Interest Income,” there were significant changes to income on securities AFS, MBS HTM and MBS AFS. Interest on securities AFS increased by $4.6 million to $5.9 million for the nine months ended March 31, 2010, from $1.3 million for the nine months ended March 31, 2009. The average balance of securities AFS increased $235.3 million over that same period. Interest on MBS HTM decreased by $1.8 million to $2.6 million for the nine months ended March 31, 2010, from $4.4 million for the nine months ended March 31, 2009. Interest on MBS AFS decreased by $1.6 million to $3.9 million for the nine months ended March 31, 2010, from $5.4 million for the nine months ended March 31, 2009. The combined average balances of the two MBS portfolios decreased $90.0 million over the period.
Total Interest Expense. Total interest expense decreased by $99,000 to $32.8 million for the nine months ended March 31, 2010, from $32.9 million for the nine months ended March 31, 2009. Interest expense on deposits decreased by $657,000, or 3.7%, to $17.1 million for the nine months ended March 31, 2010, from $17.8 million for the nine months ended March 31, 2009. The average balance of interest bearing deposits increased by $377.0 million and the average cost of these funds decreased 98 basis points over this period. Market interest rates allowed Oritani Bank to reprice many maturing time deposits, as well as other interest bearing deposits, at lower rates, decreasing the cost of funds. Interest expense on borrowings increased by $558,000, or 3.7%, to $15.6 million for the nine months ended March 31, 2010, from $15.1 million for the nine months ended March 31, 2009. The average balance of borrowings increased $3.1 million and the cost increased 12 basis points over this period.
Net Interest Income Before Provision for Loan Losses. Net interest income increased by $13.2 million, or 41.0%, to $45.5 million for the nine months ended March 31, 2010, from $32.3 million for the nine months ended March 31, 2009. Our net interest rate spread and margin increased to 2.92% and 3.19% for the nine months ended March 31, 2010, from 2.40% and 2.82% for the nine months ended March 31, 2009, respectively. On a normalized basis, our net interest rate spread and margin for the nine months ended March 31, 2010 were 2.76% and 3.03%, respectively. Our net interest income was reduced by $2.4 million and $2.5 million for the nine months ended March 31, 2010 and 2009, respectively, due to the impact of nonaccrual loans. A portion of the 2009 interest reduction was collected in 2010 in connection with problem loan disposals.
Provision for Loan Losses. We recorded provisions for loan losses of $7.6 million for the nine months ended March 31, 2010 as compared to $7.8 million for the nine months ended March 31, 2009. A rollforward of the allowance for loan losses for the nine months ended March 31, 2010 and 2009 is presented below:

	Nine months ended
	March 31,
	2010	2009
	(In thousands)
Balance at beginning of period	$20,681	$13,532
Provisions charged to operations	7,550	7,775
Recoveries of loans previously charged off	3	—
Loans charged off	(3,641)	—

Balance at end of period	$24,593	$21,307

Allowance for loan losses to total loans	1.70%	1.69%
The delinquency and nonaccrual totals, along with charge-offs and macro economic factors, remain the primary contributors to the current level of provision for loan losses. Loan growth was also a component of the provision for loan losses.
Other Income. Other income increased by $3.4 million to $4.9 million for the nine months ended March 31, 2010, from $1.5 million for the nine months ended March 31, 2009. Other income for the nine months ended March 31, 2009 was reduced due to a $1.8 million impairment charge taken regarding equity securities in our AFS portfolio as well as a $225,000 impairment charge and a $12,000 loss on partial sale of a mutual fund holding in our AFS portfolio. Included in the results for the 2010 period is a $1.0 million gain on the sale of a commercial office property that had been held and operated as a real estate investment. In addition, the 2010 period includes $297,000 of late charges received in connection with problem loan disposals.
Operating Expenses. Operating expenses increased by $3.3 million, or 17.5%, to $22.4 million for the nine months ended March 31, 2010, from $19.1 million for the nine months ended March 31, 2009. Our efficiency ratio for the 2010 period, on an actual and normalized basis, was 44.5% and 48.0%, respectively. Compensation, payroll taxes and fringe benefits increased $1.6 million, or 11.8%, to $15.2 million for the nine months ended March 31, 2010, from $13.6 million for the nine months ended March 31, 2009. The increase is primarily due to increases in payroll taxes and health insurance, as well as increases in compensation. Federal deposit insurance premiums increased significantly over the period due to an increase in FDIC deposit insurance rates, an increase in insurable deposits and the depletion of a credit against FDIC deposit insurance charges. FDIC deposit insurance premiums increased to $1.7 million for the nine months ended March 31, 2010, from $106,000 for the nine months ended March 31, 2009. Other expense decreased $191,000 to $2.4 million for the nine months ended March 31, 2010, from $2.6 million for the corresponding 2009 period. The decrease was primarily due to $501,000 of reimbursed legal expenses received in conjunction with problem loan dispositions.
Income Tax Expense. Income tax expense for the nine months ended March 31, 2010, was $8.0 million, due to pre-tax income of $20.4 million, resulting in an effective tax rate of 39.1%. For the nine months ended March 31, 2009, income tax expense was $2.9 million, due to pre-tax income of $6.9 million, resulting in an effective tax rate of 41.4%.
FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and words of similar meaning. These forward-looking statements include, but are not limited to:
•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.
     These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	competition among depository and other financial institutions;

•	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	adverse changes in the securities markets;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	our ability to successfully integrate acquired entities, if any;

•	changes in consumer spending, borrowing and savings habits;

•	changes in our organization, compensation and benefit plans;

•	our ability to continue to increase and manage our commercial and residential real estate, multi-family, and commercial and industrial loans;

•	possible impairments of securities held by us, including those issued by government entities and government sponsored enterprises;

•	the level of future deposit premium assessments;

•	the impact of the current recession on our loan portfolio (including cash flow and collateral values), investment portfolio, customers and capital market activities;

•	the impact of the current governmental effort to restructure the U.S. financial and regulatory system;

•	changes in the financial performance and/or condition of our borrowers; and

•	the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.
     Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 23.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING
     Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the aggregate net proceeds will be between $318.4 million and $431.4 million, or $496.5 million if the offering range is increased by 15%.
     We intend to distribute the net proceeds from the stock offering as follows:

	Based Upon the Sale at $10.00 Per Share of
	33,150,000 Shares		39,000,000 Shares		44,850,000 Shares		51,577,500 Shares (1)
		Percent of Net		Percent of Net		Percent of Net		Percent of Net
	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds
	(Dollars in thousands)
Offering proceeds	$331,500		$390,000		$448,500		$515,775
Less: offering expenses	(13,131)		(15,096)		(17,062)		(19,322)

Net offering proceeds	$318,369	100.0%	$374,904	100.0%	$431,438	100.0%	$496,453	100.0%

Distribution of net proceeds:
To Oritani Bank	$159,184	50.0%	$187,452	50.0%	$215,719	50.0%	$248,226	50.0%
To fund the loan to employee stock ownership plan	$13,260	4.2%	$15,600	4.2%	$17,940	4.2%	$20,631	4.2%
Retained by Oritani-Delaware	$145,924	45.8%	$171,852	45.8%	$197,779	45.8%	$227,595	45.8%

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market or general financial conditions following the commencement of the offering.
     Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Oritani Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription and community offerings.
Oritani-Delaware and Oritani Bank May Use the Proceeds it Retains From the Offering:
•	to support internal growth through lending and deposit gathering in the communities we serve;

•	to enhance existing products and services, and support the development of new products and services to support growth and enhanced customer service;

•	to improve the liquidity of our shares of common stock and stockholder returns through higher earnings and more flexible capital management strategies;

•	to finance the acquisition of branches from other financial institutions or build or lease new branch facilities primarily in, or adjacent to New Jersey, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•	to finance the acquisition of financial institutions or other financial service companies primarily in, or adjacent to New Jersey, although we do not currently have any understandings or agreements regarding any specific acquisition transaction;

•	to maintain our capital position during a period of significant economic uncertainty, especially for the financial services industry (although, as of December 31, 2009, Oritani Bank was considered “well capitalized” for regulatory purposes and is not subject to any directive or recommendation from the FDIC or the New Jersey Department of Banking and Insurance to raise capital); and

•	to use the additional capital for other general corporate purposes.
     Under current OTS regulations, we may not repurchase shares of our common stock during the twelve months following the completion of the conversion, except to fund certain stock-based plans or, with prior regulatory approval, when extraordinary circumstances exist.
     Initially, a substantial portion of the net proceeds will likely be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities. The use of proceeds may change based on changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions, and overall market conditions. Our business strategy for the deployment of the net proceeds raised in the offering is discussed in more detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy.”
     Our return on equity may be relatively low until we are able to effectively reinvest the additional capital raised in the offering. Until we can deploy our capital until we have a leverage ratio similar to peers, our return on equity may be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors—Our Return On Equity Initially Will Be Low Compared To Our Historical Performance. A Lower Return On Equity May negatively Impact The Trading Price Of Our Common Stock.”
OUR POLICY REGARDING DIVIDENDS
     As of December 31, 2009, Oritani-Federal paid a quarterly cash dividend of $0.075 per share, which equals $0.30 per share on an annualized basis. After the conversion, we intend to continue to pay cash dividends on a quarterly basis. We expect the annual dividends to equal $0.30 per share at each of the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, which represents an annual dividend yield of 3.0% at each of the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, based upon a stock price of $10.00 per share. The amount of dividends that we intend to pay to our stockholders following the conversion is intended to preserve the per share dividend rate that Oritani-Federal stockholders currently receive. The dividend rate and the continued payment of dividends will depend on a number of factors including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will not reduce or eliminate dividends in the future.
     Oritani-Federal commenced the declaration of dividends during the quarter ended June 30, 2009. Dividends have been declared in each subsequent quarterly period. Oritani Financial Corp., MHC owns 27,575,476 shares of Oritani-Federal common stock. Oritani-Federal received permission from the OTS to waive receipt of the dividend payment on the 27,575,476 shares owned by Oritani Financial Corp., MHC for each quarterly period. Cash dividends paid by Oritani-Federal during the six month period ended December 31, 2009 were $1.1 million.
     Dividends waived by Oritani Financial Corp., MHC during the six month period ended December 31, 2009 were $3.4 million. Dividends paid and dividends waived during the period were $4.5 million.

However, there can be no assurance that the rate of dividend would have been maintained had regulatory approval for the dividend waiver not been granted.
     Under the rules of the OTS, Oritani Bank will not be permitted to pay dividends on its capital stock to Oritani-Delaware, its sole stockholder, if Oritani Bank’s stockholder’s equity would be reduced below the amount of the liquidation accounts established by Oritani-Delaware and Oritani Bank in connection with the conversion. In addition, Oritani Bank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized. See “The Conversion and Offering—Liquidation Rights.”
     Under the Plan of Conversion and Reorganization, Oritani-Delaware will not be permitted to pay dividends on its capital stock if its stockholders’ equity would be reduced below the amount of the liquidation account established in connection with the conversion. See “The Conversion and Offering—Liquidation Rights.” Oritani-Delaware will also be subject to state law limitations on the payment of dividends. Delaware law generally limits dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent. In addition, pursuant to OTS regulations, during the three-year period following the conversion, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.
     See “Selected Consolidated Financial and Other Data” and “Market for the Common Stock” for information regarding our historical dividend payments.
MARKET FOR THE COMMON STOCK
     Oritani-Federal’s common stock currently trades on the Nasdaq Global Market under the symbol “ORIT.” Upon completion of the offering, the shares of common stock of Oritani-Delaware will replace Oritani-Federal’s shares of common stock. We expect that Oritani-Delaware’s shares of common stock will trade on the Nasdaq Global Market under the trading symbol “ORITD” for a period of 20 trading days after the completion of the offering. Thereafter, Oritani-Delaware’s trading symbol will revert to “ORIT.” In order to list our common stock on the Nasdaq Global Market, we are required to have at least three broker-dealers who will make a market in our common stock. Oritani-Federal currently has 28 registered market makers.
     The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. You may not be able to sell your shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in our common stock.
     In connection with the conversion and offering, each existing publicly held share of common stock of Oritani-Federal will be converted into a right to receive a number of shares of Oritani-Delaware common stock, based upon the exchange ratio that is described in other sections of this prospectus. See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.” Options to purchase shares of Oritani-Federal common stock which are outstanding immediately prior to the consummation of the conversion will be converted into options to purchase shares of Oritani-Delaware common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio. The vesting period of such options as well as any outstanding stock awards will be accelerated upon the closing of the conversion and the term of such options will remain unchanged. We anticipate the pre-tax expense of such accelerated vesting will be approximately $11.3 million, which represents the remaining amortization for such accelerated options and awards, with such expense to be incurred during the fiscal quarter in which the stock offering is completed.
     Our shares of common stock are traded on the Nasdaq Global Market under the symbol “ORIT”. The approximate number of holders of record of Oritani-Federal’s common stock as of May 5, 2010 was 1,337. Certain shares of Oritani-Federal are held in “nominee” or “street” name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number. The following table presents quarterly market information for Oritani-Federal’s common stock for the periods indicated.

	Fiscal 2010
			Dividends
	High	Low	per share
First Quarter	$14.61	$12.75	$0.050
Second Quarter	14.50	12.46	0.075
Third Quarter (through May 7, 2010)	7.15	13.59	0.075

	Fiscal 2009			Fiscal 2008
			Dividend			Dividend
	High	Low	per share	High	Low	per share
First Quarter	$20.12	$15.50	$—	$15.93	$12.55	$—
Second Quarter	17.33	13.25	—	17.23	12.17	—
Third Quarter	17.04	9.56	—	15.25	10.78	—
Fourth Quarter	15.10	12.73	0.05	17.15	14.87	—
     The sources of funds for the payment of a cash dividend are the retained proceeds from the initial sale of shares of common stock and earnings on those proceeds, interest and principal payments with respect to Oritani-Federal’s loan to the Employee Stock Ownership Plan, and dividends from Oritani Bank. For a discussion of the limitations applicable to Oritani Bank’s ability to pay dividends, see “Supervision and Regulation—Federal Banking Regulation.”
     On February 18, 2010, the business day immediately preceding the public announcement of the conversion, the closing price of Oritani-Federal common stock as reported on the Nasdaq Global Market was $13.88 per share. At May 7, 2010, the closing price of Oritani-Federal’s common stock was $15.18, and there were approximately 1,337 stockholders of record.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE
     At December 31, 2009, Oritani Bank exceeded all of the applicable regulatory capital requirements. The table below sets forth the historical equity capital and regulatory capital of Oritani Bank at December 31, 2009, and the pro forma regulatory capital of Oritani Bank, after giving effect to the sale of Oritani-Delaware’s shares of common stock at a $10.00 per share purchase price. Accordingly, the table assumes the receipt by Oritani Bank of at least 50% of the net proceeds. See “How We Intend to Use the Proceeds from the Offering.”

	Oritani Bank Historical
	at		Pro Forma at December 31, 2009 Based Upon the Sale at $10.00 Per Share
	December 31, 2009		33,150,000 Shares		39,000,000 Shares		44,850,000 Shares		51,577,500 Shares (1)
		Percent		Percent		Percent				Percent
	Amount	of Assets (2)	Amount	of Assets (2)	Amount	of Assets (2)	Amount	Percent of Assets (2)	Amount	of Assets(2)
	(Dollars in thousands)
Equity capital	$194,340	9.84%	$327,213	15.33%	$350,801	16.22%	$374,388	17.08%	$401,513	18.05%

Core (leverage) capital	$193,183	9.76%	$326,056	15.25%	$349,644	16.14%	$373,231	17.01%	$400,356	17.98%
Core (leverage) requirement (3)	79,144	4.00%	85,512	4.00%	86,642	4.00%	87,773	4.00%	89,073	4.00%

Excess	$114,039	5.76%	$240,544	11.25%	$263,002	12.14%	$285,458	13.01%	$311,283	13.98%

Tier 1 risk-based capital (4)	$193,183	13.49%	$326,056	22.27%	$349,644	23.79%	$373,231	25.29%	$400,356	27.01%
Tier 1 requirement (3)	85,943	6.00%	87,854	6.00%	88,193	6.00%	88,532	6.00%	88,922	6.00%

Excess	$107,240	7.49%	$238,201	16.27%	$261,451	17.79%	$284,699	19.29%	$311,434	21.01%

Total risk-based capital (4)	$211,236	14.75%	$344,109	23.50%	$367,697	25.02%	$391,284	26.52%	$418,409	28.23%
Risk-based requirement	114,591	8.00%	117,138	8.00%	117,590	8.00%	118,043	8.00%	118,563	8.00%

Excess	$96,645	6.75%	$226,971	15.50%	$250,107	17.02%	$273,241	18.52%	$299,846	20.23%

Reconciliation of capital infused into Oritani Bank:
Net proceeds			$159,184		$187,452		$215,719		$248,226
Less:
Common stock acquired by employee stock ownership plan			(13,260)		(15,600)		(17,940)		(20,631)
Common stock acquired by the stock-based incentive plan			(13,260)		(15,600)		(17,940)		(20,631)
Plus:
Assets received from MHC			209		209		209		209

Pro forma increase in GAAP and regulatory capital (5)			$132,873		$156,461		$180,048		$207,173

(1)	As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or general financial conditions following the commencement of the offering.

(2)	Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3)	Although not adopted in regulation form, the New Jersey Department of Banking and Insurance utilizes capital standards of 6% leverage capital and 8.0% risk-based capital. In addition, the FDIC requires a Tier 1 risk-based capital ratio of 4.0% or greater.

(4)	Pro forma capital levels assume that we fund the stock-based incentive plans with purchases in the open market equal to 4.0% of the shares of common stock sold in the stock offering at a price equal to the price for which the shares of common stock are sold in the stock offering, and that the employee stock ownership plan purchases 4.0% of the shares of common stock sold in the stock offering with funds we lend. Pro forma GAAP and regulatory capital have been reduced by the amount required to fund both of these plans. See “Management” for a discussion of the stock-based incentive plan and employee stock ownership plan. We may award shares of common stock under one or more stock-based incentive plans in excess of this amount if the stock-based incentive plans are adopted more than one year following the stock offering.

(5)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

     The following table reconciles the U.S. Generally Accepted Accounting Principles (“GAAP”) capital of Oritani-Federal to the regulatory capital of Oritani Bank at December 31, 2009.

December 31, 2009
(in thousands)
Total consolidated GAAP equity	$247,950
Unconsolidated equity of Oritani-Federal	(53,675)

Consolidated equity of Oritani Bank (1)	194,275
Unrealized gain on available for sale securities	(2,392)
Accumulated other comprehensive income:
Post Retirement obligation	1,300

Tier 1 capital	193,183
Unrealized gains on available for sale equity securities includable in Tier 2 capital	96
Allowance for loan losses includable in Tier 2 capital	17,957

Total capital	$211,236

(1)	Does not include $65,000 that represents the minority ownership interest in Oritani Asset Corporation. Such amount is included in Oritani Bank’s historical equity capital. These interests are not applicable for regulatory capital purposes.

CAPITALIZATION
     The following table presents the historical consolidated capitalization of Oritani-Federal at December 31, 2009 and the pro forma consolidated capitalization of Oritani-Delaware after giving effect to the offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Oritani-Federal
	Historical at	Oritani-Delaware $10.00 Per Share Pro Forma Based on the Sale of
	December 31,	33,150,000	39,000,000	44,850,000	51,577,500
	2009	Shares	Shares	Shares	Shares (1)
	(Dollars in thousands)
Deposits (2)	$1,210,507	$1,210,507	$1,210,507	$1,210,507	$1,210,507
Borrowed funds	507,439	507,439	507,439	507,439	507,439

Total deposits and borrowed funds	$1,717,946	$1,717,946	$1,717,946	$1,717,946	$1,717,946

Stockholders’ equity:
Common stock $0.01 par value, 150,000,000 shares authorized (post-conversion); shares to be issued as reflected (3) (4)	130	445	524	602	693
Preferred stock, $0.01 par value, 25,000,000 shares authorized (post-conversion); no shares to be issued as reflected (3)	—	—	—	—	—
Paid-in capital (3)	132,339	450,393	506,849	563,305	628,229
Retained earnings (5)	182,528	182,528	182,528	182,528	182,528
Plus:
Oritani Financial Corp., MHC capital contribution	—	209	209	209	209
Accumulated other comprehensive income	1,114	1,114	1,114	1,114	1,114
Less:
Treasury stock	(54,649)	(54,649)	(54,649)	(54,649)	(54,649)
Common stock to be acquired by the ESOP (6)	(13,512)	(26,772)	(29,112)	(31,452)	(34,143)
Common stock to be acquired by the stock-based incentive plan (7)	—	(13,260)	(15,600)	(17,940)	(20,631)

Total stockholders’ equity	$247,950	$540,008	$591,863	$643,717	$703,350

Shares outstanding:
Total shares outstanding		44,529,252	52,387,355	60,245,458	69,282,277
Exchange shares issued		11,379,252	13,387,355	15,395,458	17,704,777
Shares offered for sale		33,150,000	39,000,000	44,850,000	51,577,500

Total stockholders’ equity as a percentage of total assets	12.36%	23.49%	25.18%	26.79%	28.57%
Tangible equity ratio	12.36%	23.49%	25.18%	26.79%	28.57%

(1)	As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or general financial conditions following the commencement of the offering.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the offering. These withdrawals would reduce pro forma deposits by the amount of the withdrawals.

(3)	Oritani-Federal currently has 10,000,000 authorized shares of preferred stock and 80,000,000 authorized shares of common stock, par value $0.01 per share. Oritani-Federal currently has no shares of preferred stock issued or outstanding and Oritani-Delaware will not issue shares of preferred stock in the conversion. On a pro forma basis, Oritani-Delaware common stock and additional paid-in capital have been revised to reflect the number of shares of Oritani-Delaware common stock to be outstanding, which is 44,592,252 shares, 52,387,355 shares, 60,245,458 shares and 69,282,277 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

(4)	No effect has been given to the issuance of additional shares of Oritani-Delaware common stock pursuant to stock options to be granted under a stock-based incentive plan. If this plan is implemented within one year of the completion of the offering, an amount up to 10.0% of the shares of Oritani-Delaware common stock sold in the offering will be reserved for issuance upon the exercise of options. We may exceed this limit if the plan is implemented more than one year following the completion of the offering. No effect has been given to the exercise of options currently outstanding. See “Management—Benefits to be Considered Following Completion of the Conversion.”

(5)	The retained earnings of Oritani Bank will be substantially restricted after the conversion. See “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.”
(Footnotes continued on next page)

(continued from previous page)

(6)	Assumes that 4.0% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Oritani-Delaware. The loan will have a term of 20 years and an interest rate equal to the prime rate as published in The Wall Street Journal, and be repaid principally from Oritani Bank’s contributions to the employee stock ownership plan. Since Oritani-Delaware will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Oritani-Delaware’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(7)	Assumes at the minimum, midpoint, the maximum and the maximum as adjusted, of the offering range that a number of shares of common stock equal to 4.0% of the shares of common stock to be sold in the offering will be purchased by the stock-based incentive plan in open market purchases. The stock-based incentive plan will be submitted to a vote of stockholders following the completion of the offering. Our current intent is to implement a new stock-based incentive plan no earlier than twelve months after completion of the conversion. The funds to be used by the stock-based incentive plan to purchase the shares will be provided by Oritani-Delaware. The dollar amount of common stock to be purchased is based on the $10.00 per share offering price and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As Oritani-Delaware accrues compensation expense to reflect the vesting of shares pursuant to the stock-based incentive plan, the credit to capital will be offset by a charge to operations. Implementation of the stock-based incentive plan will require stockholder approval.

PRO FORMA DATA
     The following tables summarize historical data of Oritani-Federal and pro forma data at and for the six months ended December 31, 2009 and at and for the year ended June 30, 2009. This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the offering. Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Oritani Bank, to the recoverability of intangible assets or the tax effect of the recapture of the bad debt reserve. See “The Conversion and Offering—Liquidation Rights.”
     The net proceeds in the tables are based upon the following assumptions:
(i)	forty percent of all shares of common stock will be sold in the subscription and community offerings, including shares purchased by insiders, with the remaining shares to be sold in the syndicated community offering;

(ii)	150,000 shares of common stock will be purchased by our executive officers and directors, and their associates;

(iii)	our employee stock ownership plan will purchase 4.0% of the shares of common stock sold in the offering, with a loan from Oritani-Delaware. We have assumed that the loan will be repaid in substantially equal payments of principal and interest over a period of 20 years;

(iv)	Stifel, Nicolaus & Company, Incorporated will receive a fee equal to 1% of all shares of common stock sold in the subscription and community offerings and a fee equal to 5% of all shares sold in the syndicated community offering. No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families; and

(v)	total expenses of the offering, including the marketing fees to be paid to Stifel, Nicolaus & Company, Incorporated, will be between $13.1 million at the minimum of the offering range and $19.3 million at the maximum of the offering range, as adjusted.
     We calculated pro forma consolidated net income for the six months ended December 31, 2009 and the year ended June 30, 2009 as if the estimated net proceeds we received had been invested at the beginning of each period at an assumed interest rate of 2.69% (1.64% on an after-tax basis) and 2.54% (1.55% on an after-tax basis). This represents the five-year United States Treasury note yield as of December 31, 2009 and June 30, 2009. We consider the resulting rate to reflect more accurately the pro forma reinvestment rate than an arithmetic average method in light of current market interest rates. The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds.
     The pro forma tables give effect to the implementation of the stock-based incentive plan. Subject to the receipt of stockholder approval, we have assumed that the stock-based incentive plan will acquire for restricted stock awards a number of shares of common stock equal to 4.0% of the shares of common stock sold in the stock offering at the same price for which they were sold in the stock offering. We assumed that shares of common stock are granted under the plans in awards that vest over a five-year period.
     We have also assumed that the stock-based incentive plans will grant options to acquire shares of common stock equal to 10.0% of the shares of common stock sold in the stock offering. In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.43 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 36.45% for the shares of common stock, a dividend yield of 3.0%, an expected option life of eight years and a risk-free interest rate of 3.85%.
     We may grant options and award shares of common stock under one or more stock-based incentive plans in excess of 10.0% and 4.0%, respectively, of the shares of common stock sold in the stock offering if the stock-based incentive plans are adopted more than twelve months following the stock offering. Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after completion of the offering.
     As discussed under “How We Intend to Use the Proceeds from the Offering,” we intend to contribute at least 50% of the net proceeds from the stock offering to Oritani Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use a portion of the proceeds we retain for the purpose of making a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.
     The pro forma table does not give effect to:
•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the stock offering;

•	our results of operations after the stock offering; or

•	changes in the market price of the shares of common stock after the stock offering.
     The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities, computed in accordance with GAAP. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and does not give effect to any bad debt reserve, liquidation accounts or any intangible assets or liabilities (which Oritani-Federal did not have as of the date of the appraisal report), in event of liquidation, and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Per share figures have been calculated based on shares of Oritani-Federal issued and outstanding as of the date of this prospectus.

At or for the Six Months Ended December 31, 2009
Based Upon the Sale at $10.00 Per Share of
33,150,000	39,000,000	44,850,000	51,577,500
Shares	Shares	Shares	Shares (1)
(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$331,500	$390,000	$448,500	$515,775
Market value of shares issued in the exchange	113,793	133,874	153,955	177,048

Pro forma market capitalization	$445,293	$523,874	$602,455	$692,823

Gross proceeds of offering	$331,500	$390,000	$448,500	$515,775
Less: Expenses	(13,131)	(15,096)	(17,062)	(19,322)
Plus: Assets received from MHC	209	209	209	209

Estimated net proceeds	$318,578	$375,113	$431,647	$496,662

Less: Common stock purchased by employee stock ownership plan	(13,260)	(15,600)	(17,940)	(20,631)
Less: Common stock purchased by the stock-based incentive plan	(13,260)	(15,600)	(17,940)	(20,631)

Estimated net proceeds, as adjusted	$292,058	$343,913	$395,767	$455,400

For the Six Months Ended December 31, 2009
Consolidated net income:
Historical	$7,412	$7,412	$7,412	$7,412
Pro forma adjustments:
Income on adjusted net proceeds	2,395	2,820	3,246	3,735
Employee stock ownership plan (2)	(202)	(238)	(274)	(315)
Shares granted under the stock-based incentive plan (3)	(809)	(952)	(1,095)	(1,259)
Options granted under the stock-based incentive plan (4)	(916)	(1,077)	(1,239)	(1,424)

Pro forma net income	$7,880	$7,966	$8,051	$8,150

Net income per share (5):
Historical	$0.17	$0.14	$0.12	$0.11
Pro forma adjustments:
Income on adjusted net proceeds	0.05	0.06	0.06	0.05
Employee stock ownership plan (2)	—	—	—	—
Shares granted under the stock-based incentive plan (3)	(0.02)	(0.02)	(0.02)	(0.02)
Options granted under the stock-based incentive plan (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share (5) (6)	$0.18	$0.16	$0.14	$0.12

Offering price to pro forma net income per share (annualized)	27.78	x	31.25	x	35.71	x	41.67	x
Number of shares used in net income per share calculations (5)	43,236,402	50,866,355	58,496,308	67,270,754

At December 31, 2009
Stockholders’ equity:
Historical	$247,950	$247,950	$247,950	$247,950
Estimated net proceeds	318,369	374,904	431,438	496,453
Oritani Financial Corp., MHC capital contribution	209	209	209	209
Less: Common stock acquired by employee stock ownership plan (2)	(13,260)	(15,600)	(17,940)	(20,631)
Less: Common stock acquired by the stock-based incentive plan (3)	(13,260)	(15,600)	(17,940)	(20,631)

Pro forma tangible stockholders’ equity	$540,008	$591,863	$643,717	$703,350

Stockholders’ equity per share (7):
Historical	$5.57	$4.73	$4.11	$3.58
Estimated net proceeds	7.15	7.16	7.16	7.17
Oritani Financial Corp., MHC capital contribution	0.01	0.01	0.01	0.01
Less: Common stock acquired by employee stock ownership plan (2)	(0.30)	(0.30)	(0.30)	(0.30)
Less: Common stock acquired by the stock-based incentive plan (3)	(0.30)	(0.30)	(0.30)	(0.30)

Pro forma tangible stockholders’ equity per share (7)	$12.13	$11.30	$10.68	$10.15

Offering price as percentage of pro forma stockholders’ equity per share	82.44%	88.50%	93.63%	98.52%
Offering price as percentage of pro forma tangible stockholders’ equity per share	82.44%	88.50%	93.63%	98.52%
Number of shares outstanding for pro forma book value per share calculations (8)	44,529,252	52,387,355	60,245,458	69,282,277

(1)	As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market or financial conditions following the commencement of the offering.

(2)	Assumes that 4.0% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Oritani-Delaware. It is assumed that the loan will have a term of 20 years and an interest rate equal to the prime rate as published in The Wall Street Journal. Oritani Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Oritani Bank’s total annual payments on the employee stock ownership plan debt are based upon 20 equal annual installments of principal and interest. Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans” (“SOP 93-6”), requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that: (i) the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Oritani Bank; (ii) the fair value of the common stock remains equal to the $10.00 subscription price; and (iii) the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 39.0%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 33,150, 39,000, 44,850 and 51,578 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with SOP 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(3)	Gives effect to the grant of restricted stock awards pursuant to the stock-based incentive plan expected to be adopted by following the offering and presented to stockholders for approval not earlier than twelve months after the completion of the offering. We have assumed that at the minimum, midpoint, maximum and maximum as adjusted, of the offering range this plan acquires a number of shares of restricted common stock equal to 4.0% of the shares sold in the offering, either through open market purchases, from authorized but unissued shares of common stock or treasury stock. Funds used by the stock-based incentive plan to purchase the shares of common stock will be contributed by Oritani-Delaware. In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the shares of restricted stock were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the offering, and that 10.0% of the amount contributed was an amortized expense (20.0% annually based upon a five-year vesting period) during the six months ended December 31, 2009. There can be no assurance that the actual purchase price of the shares of common stock granted under the stock-based incentive plan will be equal to the $10.00 subscription price. If shares are acquired from authorized but unissued shares of common stock or from treasury shares, our net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of approximately 2.89% (at the maximum of the offering range) on the ownership interest of stockholders. The impact on pro forma net income per share and pro forma stockholders’ equity per share is not material.

(4)	Gives effect to the granting of options pursuant to the stock-based incentive plan, which is expected to be adopted by Oritani-Delaware following the offering and presented to stockholders for approval not earlier than twelve months after the completion of the offering. We have assumed that options will be granted to acquire shares of common stock equal to 10.0% of the shares sold in the offering. In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, and the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.43 for each option. The pro forma net income assumes that the options granted under the stock-based incentive plan have a value of $3.43 per option, which was determined using the Black-Scholes option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 3.0%; (iv) expected life of ten years; (v) expected volatility of 36.45%; (vi) risk-free interest rate of 3.85%; and (vii) 50% of the options awarded are non-qualified options. If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of options and the related expense recognized will be different. The aggregate grant date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock-based incentive plan is obtained from the issuance of authorized but unissued shares of common stock, our net income and stockholders’ equity per share will decrease. This also will have a dilutive effect of up to 6.93% on the ownership interest of persons who purchase shares of common stock in the offering.

(5)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, and subtracting the employee stock ownership plan shares which have not been committed for release during the period in accordance with SOP 93-6. See footnote 2, above.

(6)	The retained earnings of Oritani Bank will be substantially restricted after the conversion. See “Our Policy Regarding Dividends,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.”

(7)	Per share figures include publicly held shares of Oritani-Federal common stock that will be exchanged for shares of Oritani-Delaware common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering; and (ii) shares to be issued in exchange for publicly held shares.

(8)	The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

	At or for the Year Ended June 30, 2009
	Based Upon the Sale at $10.00 Per Share of
	33,150,000	39,000,000	44,850,000	51,577,500
	Shares	Shares	Shares	Shares (1)
	(Dollars in thousands, except per share amounts)
Gross proceeds of offering	$331,500	$390,000	$448,500	$515,775
Market value of shares issued in the exchange	113,793	133,874	153,955	177,048

Pro forma market capitalization	$445,293	$523,874	$602,455	$692,823

Gross proceeds of offering	$331,500	$390,000	$448,500	$515,775
Less: Expenses	(13,131)	(15,096)	(17,062)	(19,322)
Plus: Assets received from MHC	209	209	209	209

Estimated net proceeds	$318,578	$375,113	$431,647	$496,662

Less: Common stock purchased by employee stock ownership plan	(13,260)	(15,600)	(17,940)	(20,631)
Less: Common stock purchased by the stock-based incentive plan	(13,260)	(15,600)	(17,940)	(20,631)

Estimated net proceeds, as adjusted	$292,058	$343,913	$395,767	$455,400

For the Year Ended June 30, 2009
Consolidated net income:
Historical	$5,552	$5,552	$5,552	$5,552
Pro forma adjustments:
Income on adjusted net proceeds	4,522	5,325	6,129	7,053
Employee stock ownership plan (2)	(404)	(476)	(547)	(629)
Shares granted under the stock-based incentive plan (3)	(1,618)	(1,903)	(2,189)	(2,517)
Options granted under the stock-based incentive plan (4)	(1,831)	(2,154)	(2,477)	(2,848)

Pro forma net income	$6,221	$6,344	$6,468	$6,611

Net income per share (5):
Historical	$0.13	$0.11	$0.10	$0.08
Pro forma adjustments:
Income on adjusted net proceeds	0.10	0.10	0.10	0.11
Employee stock ownership plan (2)	(0.01)	(0.01)	(0.01)	(0.01)
Shares granted under the stock-based incentive plan (3)	(0.04)	(0.04)	(0.04)	(0.04)
Options granted under the stock-based incentive plan (4)	(0.04)	(0.04)	(0.04)	(0.04)

Pro forma net income per share (5) (6)	$0.14	$0.12	$0.11	$0.10

Offering price to pro forma net income per share (annualized)	71.43x	83.33x	90.91x	100.00x
Number of shares used in net income per share calculations (5)	42,269,552	50,905,355	58,541,158	67,322,332

At June 30, 2009
Stockholders’ equity:
Historical	$240,098	$240,098	$240,098	$240,098
Estimated net proceeds	318,369	374,904	431,438	496,453
Oritani Financial Corp., MHC capital contribution	209	209	209	209
Less: Common stock acquired by employee stock ownership plan (2)	(13,260)	(15,600)	(17,940)	(20,631)
Less: Common stock acquired by the stock-based incentive plan (3)	(13,260)	(15,600)	(17,940)	(20,631)

Pro forma tangible stockholders’ equity	$532,156	$584,011	$635,865	$695,498

Stockholders’ equity per share (7):
Historical	$5.39	$4.58	$3.98	$3.46
Estimated net proceeds	7.15	7.16	7.16	7.17
Oritani Financial Corp., MHC capital contribution	0.01	0.01	0.01	0.01
Less: Common stock acquired by employee stock ownership plan (2)	(0.30)	(0.30)	(0.30)	(0.30)
Less: Common stock acquired by the stock-based incentive plan (3)	(0.30)	(0.30)	(0.30)	(0.30)

Pro forma tangible stockholders’ equity per share (7)	$11.95	$11.15	$10.55	$10.04

Offering price as percentage of pro forma stockholders’ equity per share	83.68%	89.69%	94.79%	99.60%
Offering price as percentage of pro forma tangible stockholders’ equity per share	53.68%	89.69%	94.79%	99.60%
Number of shares outstanding for pro forma book value per share calculations (8)	44,529,252	52,387,355	60,245,458	69,282,277

(1)	As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, or changes in market and financial conditions following the commencement of the offering.

(2)	Assumes that 4.0% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Oritani-Delaware. It is assumed that the loan will have a term of 20 years and an interest rate equal to the prime rate as published in The Wall Street Journal. Oritani Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Oritani Bank’s total annual payments on the employee stock ownership plan debt are based upon 20 equal annual installments of principal and interest. SOP 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that: (i) the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Oritani Bank; (ii) the fair value of the common stock remains equal to the $10.00 subscription price; and (iii) the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 39%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 66,300, 78,000, 89,700 and 103,155 shares were committed to be released during the year at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with SOP 93-6, only the employee stock ownership plan shares committed to be released during the year were considered outstanding for purposes of net income per share calculations.

(3)	Gives effect to the grant of restricted stock awards pursuant to the stock-based incentive plan expected to be adopted by following the offering and presented to stockholders for approval not earlier than six months after the completion of the offering. We have assumed that at the midpoint, maximum and maximum as adjusted, of the offering range this plan acquires a number of shares of restricted common stock equal to 4.0% of the shares sold in the stock offering, either through open market purchases, from authorized but unissued shares of common stock or treasury stock. Funds used by the stock-based incentive plan to purchase the shares of restricted stock will be contributed by Oritani-Delaware. In calculating the pro forma effect of the stock-based incentive plan, it is assumed that the shares of common stock were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the offering, and that 20.0% of the amount contributed was an amortized expense (based upon a five-year vesting period) during the year ended June 30, 2009. There can be no assurance that the actual purchase price of the shares of common stock granted under the stock-based incentive plan will be equal to the $10.00 subscription price. If shares are acquired from authorized but unissued shares of common stock or from treasury shares, our net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of approximately 2.89% (at the maximum of the offering range) on the ownership interest of stockholders. The impact on pro forma net income per share and pro forma stockholders’ equity per share is not material.

(4)	Gives effect to the granting of options pursuant to the stock-based incentive plan, which is expected to be adopted by following the offering and presented to stockholders for approval not earlier than twelve months after the completion of the offering. We have assumed that options will be granted to acquire shares of common stock equal to 10.0% of the shares sold in the offering. In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, and the estimated grant date fair value pursuant to the application of the Black-Scholes option pricing model was $3.43 for each option. The pro forma net income assumes that the options granted under the stock-based incentive plan have a value of $3.43 per option, which was determined using the Black-Scholes option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 3.00%; (iv) expected life of ten years; (v) expected volatility of 36.45%; (vi) risk-free interest rate of 3.85%; and (vii) 50% of the options awarded are non-qualified options. If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of options and the related expense recognized will be different. The aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock-based incentive plan is obtained from the issuance of authorized but unissued shares of common stock, our net income and stockholders’ equity per share will decrease. This also will have a dilutive effect of up to 6.93% on the ownership interest of persons who purchase shares of common stock in the offering.

(5)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, plus the shares contributed, and subtracting the employee stock ownership plan shares which have not been committed for release during the period in accordance with SOP 93-6. See footnote 2, above.

(6)	The retained earnings of Oritani Bank will be substantially restricted after the conversion. See “Our Policy Regarding Dividends,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation.”

(7)	Per share figures include publicly held shares of Oritani-Federal common stock that will be exchanged for shares of Oritani-Delaware common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering; and (ii) shares to be issued in exchange for publicly held shares. The number of subscription shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

(8)	The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     This discussion and analysis reflects our consolidated financial statements and other relevant statistical data. The information in this section has been derived from the audited and unaudited consolidated financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Oritani-Federal provided in this prospectus.
Business Strategy
     We intend to continue to operate as a well-capitalized and profitable financial institution dedicated to understanding the banking needs of both our individual and business customers, and tailoring our products and services accordingly. This approach enables us to be more flexible and responsive to our customers and to provide an exceptional level of personal service.
     Highlights of our business strategy are discussed below:
     Continue our focus on multi-family and commercial real estate lending. Unlike many traditional thrifts, we have focused on the origination of multi-family and commercial real estate loans. Such loans comprise 66.9% of our total loan portfolio at December 31, 2009. We have focused on this type of lending because the interest rates earned for such loans are higher than the prevailing rates for residential loans, resulting in a greater level of interest income potential. We are also able to generate significantly higher fee income on such loans. In addition, the repayment terms usually expose us to less interest rate risk than fixed-rate residential loans. While our actual origination volume will depend on market conditions, we intend to continue our emphasis on multi-family and commercial real estate lending.
     We have experienced substantial growth in our combined multi-family and commercial real estate loan portfolio in recent years. The growth rate of the portfolio has been 20.27%; 40.62%; 32.37%; 18.97% and 39.71% for the six months ended December 31, 2009 (annualized) and years ended June 30, 2009, 2008, 2007 and 2006, respectively. In addition, despite our more stringent underwriting standards discussed below, we believe that the exit of many larger banks and conduit lenders from the commercial real estate lending market due to the financial crisis has enabled us, as a community bank, to increase the number and size of the commercial real estate loans that we originate while lending to a higher quality of borrower.
     We have been involved in multi-family lending for over thirty years. Over the past seven years, we have assembled a department exclusively devoted to the origination and administration of multi-family and commercial real estate loans. Over the past two years, we have established a separate credit department to review all such originations and ensure compliance with our underwriting standards. There are presently eight loan officers as well as support staff in the origination department and three officers as well as support staff in the credit department. Our business plan projects continued growth of the portfolio and continued additions to our staff to support such growth. In addition, due to current economic conditions and related risks, management has been applying stricter underwriting guidelines, including requiring higher debt service coverage ratios and lower loan to value ratios, to these loans. We have also focused our multi-family and commercial real estate lending on more seasoned and experienced developers.
     Reduce problem assets and aggressively remedy delinquent loans. One of management’s primary objectives is to reduce our level of problem assets. While no assurances can be provided regarding results, management will focus a significant amount of its time on the resolution of problem assets. Management’s tactics toward delinquent borrowers are considered aggressive. We have commenced legal action against virtually all borrowers who are more than 45 days delinquent. We have generally refused to extend the maturity date of any construction loan, even if the interest payments are current, unless the borrower agrees to reduce our exposure through additional principal payments and/or additional collateral, and agrees to an additional fee if the loan is not paid in full on or before the new maturity date. We realize that such actions contribute to the high level of delinquencies but believe this is the most prudent path to addressing delinquent loans. Since June 30, 2009, our level of non-performing assets to total assets has declined from 2.74% to 2.62% at December 31, 2009. Additionally, $13.9 million of our delinquent loans are expected to be resolved in the coming months as the underlying collateral are under contracts for sale.
     Increase core deposits. During the past two years, we have devoted significant internal attention to growing our deposits. We hired key, experienced personnel and have implemented an incentive program that rewards branch personnel for attracting core deposit relationships. We have also begun to emphasize obtaining deposits from our commercial borrowers, reexamined our pricing strategies and promoted our status as a local community bank. As a result of these efforts and external factors, we have recently experienced a period of unprecedented deposit growth. Our deposit balances grew 61.3% from June 30, 2008 to June 30, 2009. The growth has continued as our annualized growth for the six month period ended December 31, 2009 was 14.7%. Much of the increase came in the areas of certificates of deposit and money market accounts. In addition to the initiatives described above, management believes that external factors also contributed to our deposit growth. Due to uncertainty in the financial markets and a downturn in the U.S. economy, many investors withdrew funds from the stock market and deposited them into investment options considered safe by investors, such as Oritani Bank deposit accounts. Management believes a portion of our growth was due to this activity, particularly during the June 30, 2008 to June 30, 2009 period. Other external factors, including a relaxation of the insured deposit limits, also may have contributed to our deposit growth however; management believes any impact due to increased deposit limits is minimal. Our ongoing focus will be to build upon our successes, with a particular emphasis on growing core commercial and retail deposits. In addition to continuing to attract new customers to Oritani Bank, we will also focus on cross-selling core deposit accounts to customers who have limited deposit services with Oritani Bank and seeking to further develop the relationship by providing quality customer service.
     Expand our market share within our primary market area. Our deposit growth significantly boosted our market penetration in Bergen County, the primary county of our operations. We increased our percentage of Bergen County deposits from 1.8%, or the 14th highest financial institution, at June 30, 2008 to 2.6%, or the 9th highest financial institution, at June 30, 2009. In October 2008, Oritani Bank opened two de novo branches. These branches had combined deposit totals of $49.6 million at December 31, 2009. In February 2010, we opened a de novo branch in Bergenfield, New Jersey. We intend to continue the strategy of opportunistic de novo branching. We typically seek de novo branch locations in under-banked areas that are either a contiguous extension or fill-in of our existing branch network. We also have budgeted monies for infrastructure improvements in our existing branches. We may also consider the acquisition of branches from other financial institutions in our market area. We believe these strategies, along with continued growth, will help us achieve our goal of deposit growth and market expansion.
     Continue to emphasize operating efficiencies and cost control. One of the hallmarks of our operations has been expense control as evidenced by an efficiency ratio of 46.5% for the six months ended December 31, 2009. Our efficiency ratio as well as numerous other expense measurement ratios, have consistently outperformed peers. We intend to maintain our posture on expense control while continuing to make prudent investments in our operations by effectively managing costs in relation to revenues. We realize that our expense ratios will be challenged in the future with the intended implementation of stock benefit plans. However, we have recently been able to generate favorable peer comparisons with such plans in place.
     Remain true to our core competencies. We are very proud of the institution we have helped to build. We realize many of our peers have ventured into other areas of banking operations, such as C&I lending, leasing and sales of alternative investment products. While these areas may be profitable, they also have inherent risks and require significant expertise separate from our core lending and deposit gathering operations. For the foreseeable future, we do not intend to utilize our capital to enter into new types of lending or other areas of operations that we consider to be risky. We believe that we possess expertise in our current types of lending and operations and intend to rely on this existing expertise for future growth and profitability.
Critical Accounting Policies
     We consider accounting policies that require management to exercise significant judgment or discretion or to make significant assumptions that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. We consider the following to be our critical accounting policies.
     Allowance for Loan Losses. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses that is charged against income. The allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.
     The allowance for loan losses has been determined in accordance with U.S. generally accepted accounting principles, under which we are required to maintain an allowance for probable losses at the balance sheet date. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our allowance for loan losses is adequate to cover specifically identifiable losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.
     Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. The analysis of the allowance for loan losses has two components: specific and general allocations. Specific allocations may be made for loans that are criticized or impaired. Management will identify loans that have demonstrated issues that cause concern regarding full collectibility in the required time frame. Delinquency is a key indicator of such issues. In addition, we utilize the services of an external loan review firm to review a significant portion of new originations and the existing portfolio over the course of the year. Their scope is determined by the Audit Committee. This firm prepares quarterly reports that include recommendations for classification. Their services assist in identifying loans that should be classified, particularly prior to delinquency issues. Management summarizes all problem loans and classifies such loans within the following industry standard categories: Watch; Special Mention; Substandard; Doubtful; or Loss. In addition, a classified loan may be considered impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, and specific collateral category. We also analyze historical loss experience, delinquency trends, general economic conditions and geographic concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allocation. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established, which could have a material negative effect on our financial results.
     On a quarterly basis, the Chief Financial Officer reviews the current status of various loan assets in order to evaluate the adequacy of the allowance for loan losses. In this evaluation process, specific loans are analyzed to determine their risk of loss. This process includes all loans, concentrating on non-accrual and classified loans. Each non-accrual or classified loan is evaluated for loss exposure. To determine the adequacy of collateral on a particular loan, an estimate of the fair market value of the collateral is based on the most current appraised value available. This appraised value is then reduced to reflect estimated liquidation expenses. Any shortfall results in a charge to the allowance if the likelihood of loss is evaluated as probable.
     The results of this quarterly process are summarized along with recommendations and presented to executive management for their review. Based on these recommendations, specific allowances for loan losses are approved by executive management. All supporting documentation with regard to the evaluation process, loan loss experience, allowance levels and the schedules of classified loans are maintained by the Chief Financial Officer. A summary of specific allowances for loan losses is presented to the Board of Directors on a quarterly basis.
     We have a concentration of loans secured by real property located in New Jersey. As a substantial amount of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions for appraisal valuations are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly impact the valuation of a property securing a loan and the related allowance determined. Only Board-approved appraisers are utilized. The assumptions supporting such appraisals are carefully reviewed by management to determine that the resulting values reasonably reflect amounts realizable on the related loans. Based on the composition of our loan portfolio, we believe the primary risks are increases in interest rates, a decline in the economy generally, and a decline in real estate market values in New Jersey. Any one or combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of loan loss provisions. We consider it important to maintain the ratio of our allowance for loan losses to total loans at an adequate level. Factors such as current economic conditions, interest rates, and the composition of the loan portfolio will effect our determination of the level of this ratio for any particular period.
     Our allowance for loan losses in recent years reflects probable losses resulting from the actual growth in our loan portfolio. We recognize that our overall delinquencies, impaired loans and nonaccrual loans have increased significantly over the past two years. We believe the allowance for loan losses at December 31, 2009 adequately reflects our portfolio credit risk.
     Although we believe we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. In addition, the FDIC and the New Jersey Department of Banking and Insurance, as an integral part of their examination process, will periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on its judgments about information available to them at the time of their examination.
     Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance may be established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a quarterly basis as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amounts of taxes recoverable through loss carry backs decline, or if we project lower levels of future taxable income. Such a valuation allowance would be established through a charge to income tax expense that would adversely affect our operating results.
     Asset Impairment Judgments. Some of our assets are carried on our consolidated balance sheets at cost, fair value or at the lower of cost or fair value. Valuation allowances or write-downs are established when necessary to recognize impairment of such assets. We periodically perform analyses to test for impairment of such assets. In addition to the impairment analyses related to our loans discussed above, another significant impairment analysis is the determination of whether there has been an other-than-temporary decline in the value of one or more of our securities.
     Our available-for-sale securities portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders’ equity. If management has the intent and the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity. We conduct a periodic review and evaluation of the securities portfolio to determine if the value of any security has declined below its cost or amortized cost, and whether such decline is other-than-temporary. Any portion of unrealized loss on an individual equity security deemed to be other-than-temporary is recognized as a loss in operations in the period in which such determination is made. For debt investments securities (where we do not intend to sell the security and it is not m ore likely than not that w will be required to sell the security prior to recovery of the security’s amortized cost) deemed other than temporarily impaired, the investment is written down through current earnings by the impairment related to the estimated credit loss and the non-credit related impairment is recognized in other comprehensive income.
     Stock-Based Compensation. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards in accordance with SFAS No. 123(R) and its successor, FASB ASC Topic 718.
     We estimate the per share fair value of option grants on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains inherent limitations when applied to options that are not traded on public markets.
     The per share fair value of options is highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction as changes in the expected dividend yield. For example, the per share fair value of options will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.

Comparison of Financial Condition at December 31, 2009 and June 30, 2009
Total Assets. Total assets increased $93.4 million, or 4.9%, to $2.01 billion at December 31, 2009, from $1.91 billion at June 30, 2009. The increase was due primarily to the growth of loans and securities AFS.
Cash and Cash Equivalents. Cash and cash equivalents (which includes fed funds and short term investments) decreased $109.1 million to $26.3 million at December 31, 2009 from $135.4 million at June 30, 2009 as excess liquidity was deployed primarily into securities available for sale.
Loans, Net. Net loans increased $78.5 million, or 6.1%, to $1.36 billion at December 31, 2009 from $1.28 billion at June 30, 2009. We continued our emphasis on loan originations, particularly multi-family and commercial real estate loans. Loan originations and purchases totaled $192.1 million for the six months ended December 31, 2009.
The allowance for loan losses increased $1.5 million to $22.2 million at December 31, 2009 from $20.7 million at June 30, 2009. We charged off loans of $3.6 million and recovered $3,000 in previously charged off loans during the six months ended December 31, 2009. There were no charge-offs or recoveries during the six months ended December 31, 2008. The delinquency and nonaccrual totals, along with charge-offs and economic factors, remain the primary contributors to the current level of provision for loan losses. Loan growth was also a component of the provision for loan losses.
Delinquency information is provided below:
Delinquency Totals

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
			(Dollars in thousands)
30 - 59 days past due	$9,613	$14,318	$6,727	$4,897	$4,979
60 - 89 days past due	1,974	1,049	17,825	2,130	5,942
Nonaccrual	51,907	52,557	52,465	52,260	44,067

Total	$63,494	$67,924	$77,017	$59,287	$54,988

Total delinquent loans decreased by $13.5 million during the six months ended December 31, 2009 and by $4.4 million over the three months ended December 31, 2009. While the totals decreased over the 2009 periods, nonaccrual and total delinquent loan totals remain at elevated levels. The nonaccrual loan total was fairly stable from September 30, 2009 to December 31, 2009. However, as further described below, $13.9 million of this total is expected to be resolved shortly as the underlying collateral is currently under contracts for sale. We have been utilizing all legal remedies reasonably possible to expedite these closings, however, circumstances may occur that could cause closings to be deferred or not occur at all. The $3.1 million property described below was originally estimated for a March 2010 closing, but that has now been postponed until April. We have continued our aggressive posture toward delinquent borrowers. We have commenced legal action against virtually all borrowers who are more than 45 days delinquent. The Company has refused to extend the maturity date of any construction loan, even if the interest payments are current, unless the borrower agrees to reduce the Company’s exposure through additional principal payments and/or additional collateral, and agrees to an additional fee if the loan is not paid in full on or before the new maturity date. We realize that such actions contribute to the high level of delinquencies but believe this is the most prudent path to addressing problem loans.
A discussion of the significant components of the nonaccrual loan total at December 31, 2009 follows. These loans comprise $50.2 million of total nonaccrual loans at December 31, 2009.
     • Two of these loans are to one borrower and totaled $15.9 million at December 31, 2009. The loans are secured by a condominium construction project and raw land with all building approvals,

both of which are in Northern New Jersey. The borrower declared bankruptcy and Oritani Bank has provided debtor in possession financing for the completion of the condominium construction project. While significant costs and delays have been encountered in finalizing the project and obtaining CO for the residential units, we believe that the final matters necessary to realize these items are in the final phases of completion. Numerous residential units remain under contract and new sales are continuing, providing a clear indicator of current value. These contracts are not included in the $13.9 million of loans described above that are expected to be resolved shortly through the sale of the underlying collateral. They were not included in this total due to prior disappointments regarding the attainment of a CO and uncertainty regarding the ultimate closing dates. Prior charge offs of the construction loan total $4.0 million. During the quarter ended December 31, 2009, Oritani Bank charged off $661,000 of the land loan. Both loans are classified as impaired as of December 31, 2009. In addition, specific allowances for loan losses totaling $1.7 million have been recorded against these loans.
     • A $7.9 million loan secured by a retail mall in Northern New Jersey is classified as nonaccrual and impaired at December 31, 2009. The borrower has declared bankruptcy. Foreclosure proceedings are progressing and the bankruptcy trustee has accepted a contract for sale of this property. In accordance with the results of the impairment analyses, no reserve was required for this loan as it was considered to be well collateralized. Foreclosure auction date was scheduled for February of 2010 but has been postponed until March. Management currently expects that the current contract will close shortly after the auction date. However, an investor in the original project is attempting to use legal remedies to postpone or cancel this sale.
     • Three loans to one borrower totaling $5.8 million, secured by various warehouse properties in Rockland, Nassau and Westchester counties, New York, are classified as nonaccrual and impaired at December 31, 2009. Oritani Bank is in litigation with the borrower and the guarantor. Foreclosure auctions have occurred for two of the three properties and, in both instances, the properties were sold at the auction. These two sales have closed and proceeds have been received in the current quarter. Foreclosure proceedings are progressing on the third property and a foreclosure date has been scheduled for April, 2010. During the quarter ended December 31, 2009, Oritani Bank charged off $785,000 of the loans associated with the properties sold at auction. In addition, a specific allowance for loan losses totaling $355,000 have been recorded against the loan on the remaining property.
     • A $14.1 million loan secured by a multi-tenant commercial property in Hudson County, New Jersey. The borrower has experienced cash flow difficulties. Oritani Bank is in litigation with this borrower, foreclosure proceedings are progressing and all tenant rent payments are being made directly to Oritani Bank. The rents received were sufficient to make each of the monthly payments during the quarter. Specific allowances for loan losses totaling $1.1 million has been recorded against this loan.
     • A $3.1 million loan secured by a commercial property located in Bergen County, New Jersey. The borrower and guarantor on this loan have declared bankruptcy. A contract for the sale of the property has been accepted by the bankruptcy trustee. This contract was originally expected to close in April 2010. In accordance with the results of the impairment analysis for this loan, no reserve was required as the loan is considered to be well collateralized.
     • A $1.1 million multi-family loan located in Hudson County, New Jersey. Oritani Bank and the borrower have signed a forbearance agreement and the borrower continues to make payments in accordance with the agreement. The loan was removed from nonaccrual classification in February as a sufficient history of satisfactory payment under the forbearance agreement has been demonstrated.
     • A $2.3 million residential construction loan for two luxury homes and an improved lot located in Essex County, New Jersey. The borrower encountered cash flow difficulties due to an extended construction and marketing period. An extension request was declined, and we are now pursuing legal remedies.
     While delinquency totals have shown improvement over the past two quarters, delinquency totals have increased significantly over the past few years. Our delinquencies as of June 30, 2007 were less than $1.0 million and the nonaccrual total on that date was zero. Management believes that the primary reason for the significant increase in delinquencies over the past 30 months is due to the downturn of U.S. economic conditions and related uncertainty in the financial markets.
Securities Available for Sale (“AFS”). Securities AFS increased $176.0 million to $320.4 million at December 31, 2009, from $144.4 million at June 30, 2009. As described in the discussion of total interest income in the “Comparison of Operating Results for the Six Months ended December 31, 2009 and 2008,” we believe this investment option currently presents the best risk/reward profile.
Mortgage-Backed Securities (“MBS”) Held to Maturity (“HTM”). Mortgage-backed securities held to maturity decreased $32.6 million, or 27.5%, to $86.2 million at December 31, 2009 from $118.8 million at June 30, 2009. This decrease was primarily due to principal repayments and sales. The held to maturity securities sold were mortgage backed securities with 15% or less of their original purchased balances remaining.
Mortgage-Backed Securities Available for Sale. Mortgage-backed securities available for sale decreased $30.1 million, or 23.4%, to $98.5 million at December 31, 2009 from $128.6 million at June 30, 2009. This decrease was primarily due to principal repayments received.
Deposits. Deposits increased $82.9 million, or 7.3%, to $1.21 billion at December 31, 2009 from $1.13 million at June 30, 2009. Oritani Bank has implemented several initiatives designed to achieve deposit growth. A new branch location opened in February 2010. Strong deposit growth remains one of our strategic objectives.
Stockholders’ Equity. Stockholders’ equity increased $7.9 million, or 3.3%, to $248.0 million at December 31, 2009 from $240.1 million at June 30, 2009. The increase was primarily the result of net income of $7.4 million for the six months ended December 31, 2009. On March 18, 2009, we announced the commencement of a fourth (967,828 shares) 10.0% repurchase program. As of December 31, 2009, we had repurchased a total of 3,669,937 shares at a total cost of $57.1 million and an average cost of $15.57 per share.
Comparison of Operating Results for the Six Months Ended December 31, 2009 and 2008
Net Income. Net income increased $4.9 million to $7.4 million for the six months ended December 31, 2009 from net income of $2.5 million for the corresponding 2008 period. The primary cause of the increased income in the 2009 period was increased net interest income and decreased impairment charges related to equity investments. Our annualized return on average assets was 76 basis points for the six months ended December 31, 2009, and 33 basis points for the corresponding 2008 period. Our annualized return on average equity was 6.19% for the six months ended December 31, 2009, and 1.94% for the corresponding 2008 period.
Total Interest Income. Total interest income increased by $8.7 million, or 20.5%, to $51.2 million for the six months ended December 31, 2009, from $42.5 million for the six months ended December 31, 2008. The largest increase occurred in interest on loans, which increased $7.4 million, or 21.4%, to $42.1 million for the six months ended December 31, 2009, from $34.6 million for the six months ended December 31, 2008. Over that same period, the average balance of loans increased $213.4 million and the yield on the portfolio increased 13 basis points. Included in total interest income for the 2009 period is $1.3 million in interest income, prepayment penalties, default interest and deferred fee earnings recovered on the resolution of three classified loans. These recoveries occurred during the quarter ended September 30, 2009. There were also significant changes to income on securities AFS; MBS HTM and MBS AFS. Over the period, excess liquidity was generally deployed in securities classified as available for sale as management felt such investments provided the best risk/reward profile considering the current and projected cash needs of the Company. Such investments were typically callable notes of government sponsored agencies with limited optionality and call features that made the notes likely to be called when management estimated we would need the liquidity. Management classified the investments as AFS so they could be sold should unexpected liquidity needs develop. Interest on securities AFS increased by $3.1 million to $3.7 million for the six months ended December 31, 2009, from $633,000 for the six months ended December 31, 2008. The average balance of securities AFS increased $231.3 million over that same period. The yield on the portfolio decreased considerably due to current market rates as well as the conservative structure of the new investments. Cash flows from other investment categories were redeployed into securities AFS because, as described above, management felt securities AFS provided the best risk/reward profile given current economic circumstances and investment options. Interest on MBS HTM decreased by $1.1 million to $1.9 million for the six months ended December 31, 2009, from $3.0 million for the six months ended December 31, 2008. Interest on MBS AFS decreased by $955,000 to $2.7 million for the six months ended December 31, 2009, from $3.7 million for the six months ended December 31, 2008. The combined average balances of the two MBS portfolios decreased $81.7 million over the period.
Total Interest Expense. Total interest expense increased by $1.6 million, or 7.4%, to $22.6 million for the six months ended December 31, 2009, from $21.1 million for the six months ended December 31, 2008. Interest expense on deposits increased by $1.0 million, or 9.1%, to $12.1 million for the six months ended December 31, 2009, from $11.1 million for the six months ended December 31, 2008. The average balance of interest bearing deposits increased $426.7 million while the average cost of these funds decreased 88 basis points over this period. Market interest rates allowed Oritani Bank to reprice many maturing time deposits, as well as other interest bearing deposits, at lower rates, decreasing the cost of funds. Interest expense on borrowings increased by $554,000, or 5.6%, to $10.5 million for the six months ended December 31, 2009, from $9.9 million for the six months ended December 31, 2008. The average balance of borrowings increased $5.8 million and the cost increased 17 basis points over this period. The primary reason for this increased cost was that we had greater reliance on short term borrowings in the 2008 period. Short term borrowings are generally lower cost.
Net Interest Income Before Provision for Loan Losses. Net interest income increased by $7.2 million, or 33.4%, to $28.6 million for the six months ended December 31, 2009, from $21.5 million for the six months ended December 31, 2008. Our net interest rate spread increased to 2.61% (normalized) for the six months ended December 31, 2009, from 2.42% for the six months ended December 31, 2008. The normalized spread calculation does not include the $1.3 million in loan interest income realized on the resolution of three classified loans in the September 30, 2009 quarter. Our actual net interest rate spread for the six months ended December 31, 2009 was 2.75%. Our actual and normalized net interest margin for the six months ended December 31, 2009 were 3.03% and 2.89%, respectively, versus 2.90% for the six months ended December 31, 2008. Our net interest income was reduced by $1.3 million and $1.4 million for the six months ended December 31, 2009 and 2008, respectively, due to the impact of nonaccrual loans.
Provision for Loan Losses. We recorded provisions for loan losses of $5.1 million for the six months ended December 31, 2009 as compared to $5.4 million for the six months ended December 31, 2008. See discussion of the allowance for loan losses in “Comparison of Financial Condition at December 31, 2009 and June 30, 2009” and note 5 of the financial statements.

Other Income. Other income increased to $3.6 million for the six months ended December 31, 2009 from $668,000 for the six months ended December 31, 2008. The 2008 period was muted by a $1.8 million impairment charge taken regarding equity securities in our AFS portfolio, compared to a $202,000 other than temporary impairment charge on these securities in the 2009 period. We also realized a net gain of $12,000 on the sale of securities in the 2009 period, resulting in the net loss on sale and writedown of securities of $190,000 recognized in the income statement for the six months ended December 31, 2009. In addition, in the 2009 period, we realized a $1.0 million gain on the sale of a commercial office property that had been held and operated as a real estate investment.
Other Expense. Other expense increased by $2.6 million or 20.8% to $15.0 million for the six months ended December 31, 2009, from $12.4 million for the six months ended December 31, 2008. The increase was primarily due to compensation, payroll taxes and fringe benefits, which increased $1.2 million, or 13.1%, over the period. This increase consisted of various components. There was an increase of $550,000 directly pertaining to compensation, due to additional staff and merit increases. Bonus expense increased $356,000 as management met all goals and the maximum bonus level was achieved in our incentive compensation plan. Payroll taxes increased $115,000, primarily due to social security tax on the increased pay. Expenses and accruals associated with the Company’s qualified and nonqualified benefit plans increased $67,000. There was also a $66,000 increase in health care insurance expense. Federal deposit insurance premiums increased significantly over six months ended December 31, 2009 due to an increase in FDIC deposit insurance rates, an increase in insurable deposits and the depletion of a credit against FDIC deposit insurance charges. Federal deposit insurance premiums increased $1.1 million, to $1.2 million for the six months ended December 31, 2009, from $60,000 for the six months ended December 31, 2008. Other expenses increased by $29,000 during the six months ended December 31, 2009 as compared to the six months ended December 31, 2008. In the 2009 period, a recovery of legal expenses in conjunction with the resolution of three classified loans partially offset increased problem asset expense.
Income Tax Expense. Income tax expense for the six months ended December 31, 2009, was $4.8 million, due to pre-tax income of $12.2 million, resulting in an effective tax rate of 39.2%. For the six months ended December 31, 2008, income tax expense was $1.8 million, due to pre-tax income of $4.3 million, resulting in an effective tax rate of 41.4%.
Comparison of Operating Results for the Years Ended June 30, 2009 and June 30, 2008
Net Income. Net income decreased $3.4 million, or 38.0%, to $5.6 million for the year ended June 30, 2009, versus $9.0 million for the corresponding 2008 period. The items primarily impacting the twelve month period ended June 30, 2009 were provision for loan losses totaling $9.9 million, a pre-tax charge of $2.0 million as a result of an other than temporary impairment in the value of investment securities available for sale, and increased FDIC expense of $1.7 million. The items primarily impacting the year ended June 30, 2008 were provision for loan losses totaling $4.7 million, a pre-tax charge of $998,000 as a result of an other than temporary impairment in the value of investment securities available for sale, and a $1.1 million gain on the sale of a real estate held for investment property.
Total Interest Income. For the year ended June 30, 2009, total interest income increased by $16.8 million, or 23.5%, to $88.4 million, from $71.6 million for the year ended June 30, 2008. The largest increase was in interest on mortgage loans. Interest on mortgage loans increased by $17.1 million, or 31.1%, to $72.2 million for the year ended June 30, 2009, from $55.1 million for the year ended June 30, 2008. The average balance of loans, net increased $323.2 million while the yield on the portfolio decreased 31 basis points. The yield on the portfolio in 2009 was negatively impacted by interest on nonaccrual loans. On a normalized basis (inclusive of interest in nonaccrual loans), the yield remained stable. Interest on federal funds sold and short term investments decreased by $1.6 million to $73,000 for the year ended June 30, 2009, from $1.7 million for the year ended June 30, 2008. The decrease is related to a $20.3 million decrease in the average balance and a decrease in yield of 347 basis points. The Federal Open Market Committee has significantly decreased the federal funds target rate over the period. While the Company seeks to prudently deploy cash inflows as quickly as possible, the significant growth in deposits has increased liquidity above an optimal level. Our primary asset investment had been loans. However, for this period, deposit growth outpaced loan growth. Excess cash flows were initially invested in MBS AFS. Over the course of the year, as the risk/reward profiles of the investment options changed, and our current and projected cash needs changed, the primary investment vehicle for the excess cash became securities AFS. Interest on MBS AFS increased by $2.3 million to $7.0 million for the year ended June 30, 2009, from $4.7 million for the year ended June 30, 2008. The average balance increased $54.7 million while the yield decreased 34 basis points. Interest on the other investment related captions of securities HTM, securities AFS and MBS HTM decreased by $972,000, or 9.6%, to $9.2 million for the year ended June 30, 2009, from $10.1 million for the year ended June 30, 2008. The decrease was primarily due to a decrease in the combined average balance of $10.8 million and a decreased yield.
Interest Expense. Total interest expense increased by $7.3 million, or 19.6%, to $44.5 million for the year ended June 30, 2009, from $37.2 million for the year ended June 30, 2008. The vast majority of the increase was due to borrowings as interest expense on deposits increased by $397,000 while interest expense on borrowings increased by $6.9 million. The average balance of deposits increased 27.0% to $880.8 million for the year ended June 30, 2009 from $693.3 million for the year ended June 30, 2008. The cost of deposits decreased to 2.75% for the year ended June 30, 2009 from 3.44% for the year ended June 30, 2008. The average balance of borrowings increased to $505.6 million for the year ended June 30, 2009 from $310.2 million for the year ended June 30, 2008. The cost of borrowings decreased to 4.00% for the year ended June 30, 2009 from 4.30% for the year ended June 30, 2008.
Net Interest Income. Net interest income increased by $9.5 million, or 27.8%, to $43.9 million for the year ended June 30, 2009, from $34.4 million for the year ended June 30, 2008. Our net interest income and net interest rate spread were both negatively impacted for the year ended June 30, 2009 due to the reversal of accrued interest income on loans delinquent more than 90 days. The total of such income reversed was $3.7 million for the year ended June 30, 2009 compared to $521,000 for the year ended June 30, 2008. Our net interest rate spreads for the years ended June 30, 2009 and June 30, 2008 were 2.36% and 2.06%, respectively.
Provision for Loan Losses. We recorded provisions for loan losses of $9.9 million for the year ended June 30, 2009 as compared to $4.7 million for the year ended June 30, 2008. We charged off a total of $2.7 million in loans during the year ended June 30, 2009 related to losses deemed probable. There were no recoveries in any of the periods. Our allowance for loan losses is analyzed quarterly and many factors are considered. As in prior periods, loan growth was a component of the provision for loan losses in the 2009 periods. The delinquency and nonaccrual totals, however, were the primary contributors to the increased level of provision for loan losses.
Delinquency information is provided below:

Delinquency Totals	June 30, 2009	June 30, 2008	June 30, 2007
		(In thousands)
30 - 59 days past due	$6,727	$27,985	$555
60 - 89 days past due	17,825	18	39
Nonaccrual	47,839	13,876	—

Total	$72,391	$41,879	$594

Other Income. Other income decreased by $2.2 million to $2.8 million for the year ended June 30, 2009, from $4.9 million for the year ended June 30, 2008, primarily due to impairment charges during the 2009 fiscal year and gain on sale of assets recognized during the 2008 fiscal year. Net gain on sale of assets decreased $1.1 million for the year ended June 30, 2009, due to the sale of a multi-family property that had been held and operated as a real estate investment during fiscal 2008. Writedowns due to investment impairments increased by $1.0 million to $2.0 million for the year ended June 30, 2009, from $1.0 million for the year ended June 30, 2008. The writedowns in the 2009 period primarily pertain to impairment charges recorded in relation to equity securities in our AFS portfolio.
Other Expenses. Other expenses increased by $7.8 million, or 39.8%, to $27.3 million for the year ended June 30, 2009, from $19.5 million for the year ended June 30, 2008. Compensation, payroll taxes and fringe benefits increased by $4.7 million to $18.7 million for the year ended June 30, 2009, from $13.9 million for the year ended June 30, 2008. In May 2008, stock and options grants that had been approved in our 2008 Equity Incentive Plan were awarded. The amortization of the cost of this plan began in May 2008. The increase in the amortization of the costs of Equity Incentive Plan costs are greater as an entire 12 months worth of expense is included in the 2009 period. Such expenses totaled $3.8 million for the year ended June 30, 2009, versus $610,000 for the year ended June 30, 2008. Compensation costs increased $1.0 million primarily due to increased personnel to assist with implementing the organic growth strategy. Another significant component of the increase was FDIC insurance premiums increasing $1.7 million to $1.8 million for the year ended June 30, 2009, versus $92,000 for the year ended June 30, 2008. Other significant factors contributing to the 2009 increase were an increase of $493,000 in office occupancy expense primarily due to cost associated with the branch openings in October 2008 and an increase of $668,000 in other expense primarily due to expenses associated with problem loans, such as legal costs related to foreclosure actions.
Income Taxes. For the year ended June 30, 2009, income tax expense of $4.0 million was recognized against pre-tax income of $9.6 million. For the year ended June 30, 2008, income tax expense of $6.2 million was recognized against pre-tax income of $15.2 million.
Comparison of Operating Results for the Years Ended June 30, 2008 and June 30, 2007
Net Income. Net income decreased $2.1 million, or 18.8%, to $9.0 million for the year ended June 30, 2008, versus $11.0 million for the corresponding 2007 period. There were several atypical items that affected the Company’s results of operations in both periods.
The items primarily impacting the twelve month period ended June 30, 2008 were provision for loan losses totaling $4.7 million, a pre-tax charge of $998,000 as a result of an other than temporary impairment in the value of investment securities available for sale, and a $1.1 million gain on the sale of a real estate held for investment property. The items primarily impacting the twelve month period ended June 30, 2007 were the reversal of a $3.2 million valuation allowance related to certain New Jersey State deferred tax assets, the reinvestment of the proceeds related to the stock subscription offering, a gain of $514,000 regarding the sale of our former headquarters, and a $9.1 million pre-tax charitable contribution to the OritaniBank Charitable Foundation.
Total Interest Income. For the year ended June 30, 2008, total interest income increased by $8.2 million, or 13.0%, to $71.6 million, from $63.3 million for the year ended June 30, 2007. The largest increase was in interest on mortgage loans. Interest on mortgage loans increased by $10.8 million, or 24.3%, to $55.1 million for the year ended June 30, 2008, from $44.3 million for the year ended June 30, 2007. The average balance of loans, net increased $164.3 million and the yield on the portfolio increased 3 basis points. The yield on the portfolio in 2008 was negatively impacted by interest on nonaccrual loans. On a normalized basis (inclusive of interest in nonaccrual loans), the yield increased 10 basis points. Interest on federal funds sold and short term investments decreased by $5.1 million to $1.7 million for the year ended June 30, 2008, from $6.8 million for the year ended June 30, 2007. The decrease is related to an $81.9 million decrease in the average balance and a decrease in yield of 162 basis points. The federal funds rate decreased over the year from 5.25% at June 30, 2007 to 2.00% at June 30, 2008. Partially due to this decreased return, we shifted liquid assets into longer term assets. Interest on MBS AFS increased by $3.9 million to $4.7 million for the year ended June 30, 2008, from $813,000 for the year ended June 30, 2007. The average balance increased $74.9 million and the yield increased 14 basis points. Interest on the other investment related captions of securities HTM, securities AFS and MBS HTM decreased by $1.3 million, or 11.3%, to $10.1 million for the year ended June 30, 2008, from $11.4 million for the year ended June 30, 2007. The decrease was primarily due to a decrease in the combined average balance of $34.8 million.
Interest Expense. Total interest expense increased by $4.4 million, or 13.3%, to $37.2 million for the year ended June 30, 2008, from $32.8 million for the year ended June 30, 2007. Interest expense on deposits and stock subscription proceeds was relatively stable, increasing by $183,000 in fiscal 2008 versus fiscal 2007. Results for the 2007 period were enhanced by the lower rate of interest paid on stock subscription proceeds. The average balance of deposits decreased $51.5 million and the cost increased 26 basis points. Interest expense on borrowings increased by $4.2 million to $13.3 million for the year ended June 30, 2008, from $9.1 million for the year ended June 30, 2007. The average balance of borrowings increased by $99.6 million over the period while the cost decreased 4 basis points.
Net Interest Income. Net interest income increased by $3.9 million, or 12.7%, to $34.4 million for the year ended June 30, 2008, from $30.5 million for the year ended June 30, 2007. Our net interest income and net interest rate spread were both negatively impacted in the three month period ended June 30, 2008 due to the reversal of accrued interest income on loans delinquent more than 90 days. Our net interest rate spreads for the years ended June 30, 2008 and June 30, 2007 were 2.06% and 2.23%, respectively. Our net interest rate margins for the years ended June 30, 2008 and June 30, 2007 were 2.77% and 2.73%, respectively.
Provision for Loan Losses. We recorded provisions for loan losses of $4.7 million for the year ended June 30, 2008 as compared to $1.2 million for the year ended June 30, 2007. There were no recoveries or charge-offs in either period. A significant component of the increased 2008 provisions was loan growth during the periods. Loans, net increased $248.5 million during the year ended June 30, 2008, as compared to growth of $115.5 million during the year ended June 30, 2007. Another significant component of the increased 2008 provisions was increased delinquent and impaired loans.
Delinquency information is provided below:
Delinquency Totals

	June 30, 2008	June 30, 2007
	(In thousands)
30 - 59 days past due	$27,985	$555
60 - 89 days past due	18	39
Nonaccrual	13,876	—

Total	$41,879	$594

Other Income. Other income decreased by $373,000, or 7.0%, to $4.9 million for the year ended June 30, 2008, from $5.3 million for the year ended June 30, 2007. Net gain on sale of assets increased by $582,000 to $1.1 million for the year ended June 30, 2008, from $514,000 for the year ended June 30, 2007. The 2008 total is due to a $1.1 million gain on the sale of a multi-family property that had been held and operated as a real estate investment. The 2007 gain pertains to the sale of our former headquarters in Hackensack, New Jersey. Writedowns due to investment impairments totaled $998,000 for the year ended June 30, 2008. The writedowns consisted of a $646,000 impairment charge taken on Oritani Bank’s investment in a mutual fund investment as well as a $352,000 impairment charge related to equity securities that we recorded in the March 31, 2008 period. There were no impairment charges taken in 2007. The mutual fund invests primarily in agency and private label MBS. The market values of the fund’s holdings have been steadily decreasing which has caused a corresponding decrease in the fund’s net asset value. Oritani Bank has a $7.8 million investment remaining in this asset. The “other” caption within other income decreased by $257,000 to $146,000 for the year ended June 30, 2008, from $403,000 for the year ended June 30, 2007. The decrease in this caption was primarily due to float earnings on the oversubscription funds returned to subscribers that was realized in 2007.
Other Expenses. Other expenses decreased by $5.8 million to $19.5 million for the year ended June 30, 2008, from $25.2 million for the year ended June 30, 2007. The primary reason for the decrease was the $9.1 million contribution to the OritaniBank Charitable Foundation in the 2007 period. Compensation, payroll taxes and fringe benefits increased by $2.7 million, or 24.2%, to $13.9 million for the year ended June 30, 2008, from $11.2 million for the year ended June 30, 2007. In May 2008, stock and options grants that had been approved in our 2007 Equity Incentive Plan were awarded. The amortization of the cost of this plan began in May 2008 and totaled $610,000 for the year ended June 30, 2008. Employee stock ownership plan-related expenses increased $758,000 to $1.4 million for the year ended June 30, 2008 from $607,000 for the twelve months June 30, 2007. Expenses for the 2007 period were reduced due to a $492,000 refund of a prior period pension contribution. Other significant factors contributing to the 2008 increase (versus 2007) were an increase in Director related costs of $218,000; payroll tax expenses of $103,000 and employee health insurance expenses of $120,000. The balance of the increase is due to increased compensation costs as we have increased personnel to assist with implementing the organic growth strategy. Insurance, Legal, Audit and Accounting expenses increased by $477,000 to $1.3 million for the year ended June 30, 2008, from $779,000 for the year ended June 30, 2007. The increase is primarily related to increased external auditing fees and costs associated with implementation and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
Income Taxes. For the year ended June 30, 2008, income tax expense of $6.2 million was recognized against pre-tax income of $15.2 million. For the year ended June 30, 2007, income tax benefit of $1.7 million was recognized against pre-tax income of $9.4 million. The tax benefit was due to the $3.2 million valuation allowance reversal as well as a decreased effective tax rate. The contribution to OritaniBank Charitable Foundation resulted in a decrease in the effective tax rate for 2007.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Six Months Ended (unaudited)
		December 31, 2009			December 31, 2008
	Weighted
	Average
	Rate at	Average		Average	Average		Average
	December	Outstanding	Interest	Yield/	Outstanding	Interest	Yield/
	31,2009	Balance	Earned/Paid	Rate	Balance	Earned/Paid	Rate
			(Dollars in thousands)
Interest-earning assets:
Loans (1)	6.18%	$1,336,861	$42,065	6.29%	$1,123,438	$34,645	6.17%
Securities held to maturity (2)	5.60	25,513	717	5.62	24,646	535	4.34
Securities available for sale	2.84	260,372	3,738	2.87	29,035	633	4.36
Mortgage-backed securities held to maturity	3.87	103,686	1,918	3.70	153,587	3,032	3.95
Mortgage-backed securities available for sale	4.81	117,249	2,718	4.64	149,065	3,673	4.93
Federal funds sold and short term investments	0.39	48,471	90	0.37	258	1	0.78

Total interest-earning assets	5.38%	1,892,152	51,246	5.42%	1,480,029	42,519	5.75%

Non-interest-earning assets		86,387			77,036

Total assets		$1,978,539			$1,557,065

Interest-bearing liabilities:
Savings accounts	0.79%	$146,313	675	0.92%	$144,709	1,069	1.48%
Money market	1.43	237,403	2,008	1.69	70,882	1,076	3.04
NOW accounts	0.75	101,795	404	0.79	75,084	323	0.86
Time deposits	2.32	702,046	9,036	2.57	470,220	8,648	3.68

Total deposits	1.80	1,187,557	12,123	2.04	760,895	11,116	2.92
Borrowings	3.96	508,145	10,494	4.13	502,393	9,940	3.96

Total interest-bearing liabilities	2.44%	1,695,702	22,617	2.67%	1,263,288	21,056	3.33%

Non-interest-bearing liabilities		39,125			32,051

Total liabilities		1,734,827			1,295,339
Stockholders’ equity		243,712			261,726

Total liabilities and stockholders’ equity		$1,978,539			$1,557,065

Net interest income			$28,629			$21,463

Net interest rate spread (3)	2.94%			2.75%			2.42%

Net interest-earning assets(4)		$196,450			$216,741

Net interest margin (5)	3.22%			3.03%			2.90%

Average of interest-earning assets to interest-bearing liabilities	112.57%			111.59%			117.16%

(1)	Includes nonaccrual loans.

(2)	Includes Federal Home Loan Bank Stock.

(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

	For the Years Ended June 30,
	2009			2008			2007
	Average			Average			Average
	Outstanding		Yield/	Outstanding		Yield/	Outstanding		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
				(Dollars in thousands)
Interest-earning assets:
Loans, net (1)	$1,181,385	$72,158	6.11%	$858,223	$55,053	6.41%	$693,902	$44,278	6.38%
Securities available for sale at market value	67,479	2,468	3.66	34,464	1,716	4.98	15,789	868	5.50
Securities held to maturity	24,937	1,069	4.29	19,192	999	5.21	19,093	1,073	5.62
Mortgage-backed securities available for sale at market value	145,713	7,046	4.84	91,060	4,710	5.17	16,147	813	5.03
Mortgage-backed securities held to maturity	142,484	5,615	3.94	192,007	7,409	3.86	245,625	9,475	3.86
Federal Funds sold and short term investments	25,021	73	0.29	45,292	1,704	3.76	127,215	6,842	5.38

Total interest-earning assets	1,587,019	88,429	5.57	1,240,238	71,591	5.77	1,117,771	63,349	5.67%

Non-interest-earning assets	84,535			69,806			62,293

Total assets	$1,671,554			$1,310,044			$1,180,064

Interest-bearing liabilities:
Savings accounts	$144,810	1,979	1.37%	$151,068	2,427	1.61%	$211,397	3,093	1.46%
Money market deposit accounts	103,932	2,626	2.53	50,263	1,730	3.44	32,673	1,195	3.66
NOW accounts	75,324	628	0.83	71,176	812	1.14	75,153	868	1.15
Time deposits	556,730	19,029	3.42	420,787	18,896	4.49	425,563	18,526	4.35

Total deposits	880,796	24,262	2.75	693,294	23,865	3.44	744,786	23,682	3.18
Borrowings	505,599	20,238	4.00	310,231	13,343	4.30	210,598	9,147	4.34

Total interest-bearing liabilities	1,386,395	44,500	3.21%	1,003,525	37,208	3.71%	955,384	32,829	3.44%

Non-interest-bearing liabilities	33,071			27,438			23,319

Total liabilities	1,419,466			1,030,963			978,703
Stockholders’ Equity	252,088			279,081			201,361

Total liabilities and Stockholders’ Equity	$1,671,554			$1,310,044			$1,180,064

Net interest income		$43,929			$34,383			$30,520

Net interest rate spread (2)			2.36%			2.06%			2.23%

Net interest-earning assets(3)	$200,624			$236,713			$162,387

Net interest margin (4)			2.77%			2.77%			2.73%

Ratio of interest-earning assets to interest-bearing liabilities			114.47%			123.59%			117.00%

(1)	Includes nonaccrual loans.

(2)	Net interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.

(3)	Net interest-earning assets represents total interest-earning assets less interest-bearing liabilities.

(4)	Net interest margin represents net interest income as a percent of average interest-earning assets for the period.

Rate/Volume Analysis
     The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total increase (decrease) column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume which can not be segregated have been allocated to volume.

	Six Months Ended December 31,			Years Ended June 30,				Years Ended June 30,
	2009 vs. 2008			2009 vs. 2008			2008 vs. 2007
	Increase (Decrease)		Total	Increase (Decrease)		Total	Increase (Decrease) Due		Total
	Due to		Increase	Due to		Increase	to		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
					(In thousands)
Interest-earning assets:
Loans, net	$6,582	$838	$7,420	$20,730	$(3,625)	$17,105	$10,485	$290	$10,775
Securities available for sale	5,043	(1,938)	3,105	1,644	(892)	752	1,027	(179)	848
Securities held to maturity	19	163	182	299	(229)	70	6	(80)	(74)
Mortgage-backed securities available for sale	(784)	(171)	(955)	2,827	(491)	2,336	3,772	125	3,897
Mortgage-backed securities held to maturity	(985)	(129)	(1,114)	(1,911)	117	(1,794)	(2,068)	2	(2,066)
Federal Funds sold and short term investments	187	(98)	89	(763)	(868)	(1,631)	(4,406)	(732)	(5,138)

Total interest-earning assets	10,062	(1,335)	8,727	22,826	(5,988)	16,838	8,816	(574)	8,242

Interest-bearing liabilities:
Savings accounts	12	(406)	(394)	(101)	(347)	(448)	(883)	217	(666)
Money market	2,528	(1,596	932	1,847	(951)	896	643	(108)	535
NOW accounts	115	(34)	81	47	(231)	(184)	(46)	(10)	(56)
Time deposits	4,264	(3,876)	388	6,105	(5,972)	133	(208)	578	370

Total deposits	6,918	(5,911)	1,007	7,898	(7,501)	397	(494)	677	183

Borrowings	114	440	554	8,403	(1,508)	6,895	4,327	(131)	4,196

Total interest-bearing liabilities	7,032	(5,471)	1,561	16,301	(9,009)	7,292	3,833	546	4,379

Change in net interest income	$3,030	$4,136	$7,166	$6,525	$3,021	$9,546	$4,983	$(1,120)	$3,863

Management of Market Risk
     General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has the authority and responsibility for managing interest rate risk. Oritani Bank has established an Asset/Liability Management Committee, comprised of various members of its senior management, which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for recommending to the Board of Directors the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. The Asset/Liability Management Committee reports its activities to the Board of Directors on a monthly basis. An interest rate risk analysis is presented to the Board of Directors on a quarterly basis.
     We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we currently use the following strategies to manage our interest rate risk:
(i)	originating multi-family and commercial real estate loans that generally tend to have shorter interest duration and generally reset at five years;

(ii)	investing in shorter duration securities and mortgage-backed securities; and

(iii)	obtaining general financing through FHLB advances with either a fixed long term or with call options that are considered unlikely.
     Shortening the average maturity of our interest-earning assets by increasing our investments in shorter-term loans and securities, as well as loans and securities with variable rates of interest, helps to better match the maturities and interest rates of our assets and liabilities, thereby reducing the exposure of our net interest income to changes in market interest rates. By following these strategies, we believe that we are well-positioned to react to increases in market interest rates. However, in conjunction with the growth of our net interest spread, and net interest income, we recognize that our interest rate risk has increased. We accept the current level of interest rate risk.
     Net Portfolio Value. We compute the amounts by which our net present value of cash flow from assets, liabilities and off balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3.0% to 4.0% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.
     The table below sets forth, as of December 31, 2009, the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayment and deposit decay rates, and should not be relied upon as indicative of actual results.

				NPV as a Percentage of Present
				Value of Assets (3)
Change in Interest		Estimated Increase			Increase
Rates (basis	Estimated	(Decrease) in NPV			(Decrease)
points) (1)	NPV (2)	Amount	Percent	NPV Ratio (4)	(basis points)
	(Dollars in thousands)
+200	203,351	(53,593)	(20.86)%	10.59%	(209)
0	256,944	—	—	12.68	—
-100	278,886	21,942	8.54	13.42	74

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.

(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)	NPV Ratio represents NPV divided by the present value of assets.
     The table above indicates that at December 31, 2009 in the event of a 100 basis point decrease in interest rates, we would experience a 8.5% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 20.9% decrease in net portfolio value. These changes in net portfolio value are within the limitations established in our asset and liability management policies. This data does not reflect any future actions we may take in response to changes in interest rates, such as changing the mix of our assets and liabilities, which could change the results of the NPV and net interest income calculations.
     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results. Differing assumptions and measurement items are the primary causes of the difference between presumed fair market value for net portfolio value purposes and the estimated fair market value of equity disclosed in the financial statements. Neither of these values is comparable to the appraised value, or pro forma market value, calculated by RP Financial, LC. The appraised value contemplates the estimated trading value of Oritani-Delaware’s common stock after considering the estimated proceeds to be raised in the conversion and offering.
Liquidity and Capital Resources
     Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan and mortgage-backed security repayments, maturities and sales of securities and FHLB borrowings. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Our Asset/Liability Management Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs of our customers as well as unanticipated contingencies. Our Asset/Liability Management Committee focuses on our level of liquid assets as well as our borrowing capacity with the FHLB. Funds can be obtained from the FHLB on a same day basis, significantly reducing the need to maintain excess liquid assets to address liquidity concerns.

     We regularly adjust our investments in liquid assets based upon our assessment of:
•	expected loan demand;

•	expected deposit flows;

•	expected payments from the loan and investment portfolios;

•	funds available through borrowings;

•	yields available on interest-earning deposits and securities;

•	yields and structures available on alternate investments; and

•	the objectives of our asset/liability management program
     Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.
     Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2009, cash and cash equivalents totaled $26.3 million. Securities and mortgage-backed securities classified as available for sale, which provide additional sources of liquidity, totaled $419.0 million at December 31, 2009.
     Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.
     In the normal course of business, we routinely enter into various commitments, primarily relating to the origination of loans. At December 31, 2009, outstanding commitments to originate loans totaled $47.6 million and outstanding commitments to extend credit totaled $62.3 million. We expect to have sufficient funds available to meet current commitments in the normal course of business. Time deposits due within one year of December 31, 2009 totaled $583.8 million, or 48.2% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other time deposits and FHLB advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the time deposits. We believe, however, based on past experience, that a significant portion of our time deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.
     Our primary investing activity currently is the origination of loans and the purchase of loans and securities. During the six months ended December 31, 2009, we originated $188.4 million of loans, purchased $3.7 million of loans and purchased $251.0 million of securities. During the year ended June 30, 2009, we originated $412.8 million of loans, purchased $37.0 million of loans, and purchased $174.9 million of securities. During the year ended June 30, 2008, we originated $359.3 million of loans, purchased $11.83 million of loans, and purchased $141.8 million of securities.
     Financing activities consist primarily of activity in deposit accounts and FHLB advances. We experienced a net increase in total deposits of $428.7 million and $3.2 million for the fiscal years ended June 30, 2009 and 2008, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors.

     Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the FHLB-NY, which provide an additional source of funds. FHLB advances reflected a net increase of $75.3 million and a net increase of $237.0 million during the fiscal years ended June 30, 2009 and 2008, respectively. Our total borrowings at December 31, 2009, consisted of the $507.1 million in longer term borrowings with the FHLB and minor amounts due to Oritani Financial Corp., MHC. FHLB advances have primarily been used to fund loan demand and provide longer-term sources of funding. At December 31, 2009, we had a commitment for an overnight line of credit with the FHLB totaling $200.0 million, of which there were no balances. The line of credit is priced at federal funds rate plus a spread (generally between 20 and 40 basis points) and re-prices daily. At December 31, 2009, we also had $45.0 million in discount window borrowing capacity through the Federal Reserve Bank of New York, of which there were no balances.
     On September 29, 2009, the FDIC issued a rule pursuant to which all insured depository institutions would be required to prepay their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. On December 30, 2009, we paid $8.2 million in estimated assessments, of which $7.6 million is prepaid for the 2010, 2011 and 2012 assessment periods.
     Oritani Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. As of December 31, 2009, Oritani Bank exceeded all regulatory capital requirements as follows:

	Actual		Required
	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$211,236	14.75%	$114,591	8.0%
Tier I capital (to risk-weighted assets)	193,183	13.49	57,296	4.0
Tier I capital (to average assets)	193,183	9.76	79,144	4.0
     On October 14, 2008, the United States Department of the Treasury announced a voluntary Capital Purchase Program under the Troubled Asset Relief Program to encourage U.S. financial institutions to build capital and increase financing. We are not participating in this program. We currently support very strong capital ratios and capital levels have not been, and are not anticipated to be, a hindrance on our ability to lend. The United States Department of the Treasury and the FDIC have also announced an insurance guarantee program, whereby all funds in non-interest bearing transaction deposit account, regardless of their balance, would be covered by FDIC insurance through June 30, 2010. Oritani Bank is a participant in this program.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
     Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, standby letters of credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. We consider commitments to extend credit in determining our allowance for loan losses.
     Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include operating leases for premises and equipment.

     The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2009. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
	Less than	One to Three	Three to Five	More than
Contractual Obligations	One Year	Years	Years	Five Years	Total
	(In thousands)
Federal Home Loan Bank advances	$10,341	$56,413	$130,685	$310,000	$507,439
Operating leases	289	546	375	370	1,580

Total	$10,630	$56,959	$131,060	$310,370	$509,019

Commitments to extend credit	$49,888	$—	$1,700	$—	$47,588

Unadvanced construction loans	$27,722	$—	$—	$—	$27,722

Unused lines of credit	$34,673	$—	$—	$—	$34,673

Commitments to purchase securities	$15,000	$—	$—	$—	$15,000

     The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at June 30, 2009. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
	Less than	One to Three	Three to Five	More than
Contractual Obligations	One Year	Years	Years	Five Years	Total
	(In thousands)
Federal Home Loan Bank advances	$10,372	$57,934	$110,685	$330,000	$508,991
Operating leases	289	570	418	448	1,725

Total	$10,661	$58,504	$111,103	$330,448	$510,716

Commitments to extend credit	$77,729	$—	$—	$—	$77,729

Unadvanced construction loans	$39,708	$—	$—	$—	$39,708

Unused lines of credit	$33,800	$—	$—	$—	$33,800

Commitments to purchase securities	$20,000	$—	$—	$—	$20,000

Impact of Inflation and Changing Prices
     Our consolidated financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

BUSINESS OF ORITANI FINANCIAL CORP., MHC, ORITANI-FEDERAL AND ORITANI BANK
Oritani Financial Corp., MHC
     Oritani Financial Corp., MHC is a federally chartered mutual holding company and currently owns 74.2% of the outstanding shares of common stock of Oritani-Federal. Oritani Financial Corp., MHC has not engaged in any significant business activity other than owning the common stock of Oritani-Federal, and does not intend to expand its business activities. So long as Oritani Financial Corp., MHC exists, it is required to own a majority of the voting stock of Oritani-Federal. The executive office of Oritani Financial Corp., MHC, is located at 370 Pascack Road, in the Township of Washington, New Jersey 07676, and its telephone number is (201) 664-5400. Oritani Financial Corp., MHC is subject to comprehensive regulation and examination by the OTS.
Oritani-Federal
     Oritani-Federal is the federally chartered mid-tier stock holding company of Oritani Bank. Oritani-Federal owns 100% of the outstanding shares of common stock of Oritani Bank. Since being formed in 1998, Oritani-Federal has engaged primarily in the business of holding the common stock of Oritani Bank as well as two limited liability companies that own a variety of real estate investments. Oritani-Federal’s executive office is located at 370 Pascack Road, in the Township of Washington, New Jersey 07676, and its telephone number is (201) 664-5400. Oritani-Federal is subject to comprehensive regulation and examination by the OTS. At December 31, 2009, Oritani-Federal had consolidated assets of $2.01 billion, consolidated deposits of $1.21 billion and consolidated stockholders’ equity of $248.0 million.
Oritani Bank
General
     Oritani Bank is a New Jersey-chartered savings bank headquartered in the Township of Washington, New Jersey. Oritani Bank was originally founded in 1911, as a New Jersey building and loan association. Over the years, Oritani Bank has expanded primarily through internal growth. In 1997, Oritani Bank converted to a mutual savings bank charter, and in March 1998, reorganized into the two-tier mutual holding company structure. Oritani Bank conducts business from its main office located at 370 Pascack Road, in the Township of Washington, New Jersey 07676, and its 21 branch offices located in the New Jersey counties of Bergen, Hudson and Passaic. The telephone number at its main office is (201) 664-5400. Oritani Bank was formerly known as Oritani Savings Bank. Effective September 8, 2008, the name was changed to Oritani Bank.
     Our principal business consists of attracting retail and commercial bank deposits from the general public in the areas surrounding our main office in the Township of Washington, New Jersey and our branch offices located in the New Jersey counties of Bergen (16 branches, including our main office), Hudson (five branches) and Passaic (one branch), and investing those deposits, together with funds generated from operations, in multi-family and commercial real estate loans, one- to four-family residential mortgage loans as well as in second mortgage and equity loans, construction loans, business loans, other consumer loans, and investment securities. We originate loans primarily for investment and hold such loans in our portfolio. Occasionally, we will also enter into loan participations. Our revenues are derived principally from interest on loans and securities as well as our investments in real estate and real estate joint ventures. We also generate revenues from fees and service charges and other income.

Our primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities.
     Our website address is www.oritani.com. Information on our website should not be considered a part of this report.
Market Area
     From our headquarters in the Township of Washington, New Jersey, we operate 22 full service branches, including our main office. We operate branches in three separate counties of New Jersey: Bergen, Hudson and Passaic. The majority of our branches (sixteen) and deposits are located in Bergen County. In addition, we operate five branches in Hudson County and one branch in Passaic County. Our market area for lending is broader and includes the state of New Jersey, the broader New York metropolitan area, eastern Pennsylvania, and southern Connecticut.
     In terms of population, Bergen County ranks as the largest county in New Jersey (out of 21 counties) while Hudson County ranks fifth and Passaic County ranks ninth. The economy in our primary market area has benefited from being varied and diverse. It is largely urban and suburban with a broad economic base. As one of the wealthiest states in the nation, New Jersey, with a population of 8.7 million, is considered one of the most attractive banking markets in the United States. As of December 2009, the unemployment rate for New Jersey increased to 10.1% which was slightly higher than the national rate of 10.0%. Despite the recent downturn, a total of 3.9 million New Jersey residents remain employed as of December 2009. Bergen County is considered part of the New York metropolitan area. Its county seat is Hackensack. Bergen County ranks 16th among the highest-income counties in the United States in 2009 in terms of per-capita income. Some of Bergen County’s major employers are: Hackensack University Medical Center; New Jersey Sports and Expo Authority; Merck-Medco Managed Care; AT&T Wireless Services, Inc.; Becton Dickinson & Company; Mellon Investor Services; Marcal Paper Mills; Mercedes-Benz of North America, Inc.; KPMG, LLP; and United States Postal Service. See “Risk Factors — Current Market And Economic Conditions May Significantly Affect Our Operations And Financial Condition.”
     Bergen County is bordered by Rockland County, New York to the north, the Hudson River to the east, Hudson County to the south, a small border with Essex County also to the south and Passaic County to the west.
     Passaic County is bordered by Orange County, New York to the north, Rockland County, New York to the northeast, Bergen County to the east, Essex County to the south, Morris County to the southwest and Sussex County to the west.
     Hudson County’s only land border is with Bergen County to the north and west. It is bordered by the Hudson River and Upper New York Bay to the east; Kill van Kull (which connects Newark Bay with Upper New York Bay) to the south and Newark Bay and the Hackensack River or the Passaic River to the west.
Competition
     We face intense competition within our market area both in making loans and attracting deposits. Our market area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking. As of June 30, 2009, the latest date for which statistics are available, our market share of deposits was approximately 2.6% in Bergen County, and less than 1.0% in each of Hudson and Passaic Counties.
     Our competition for loans and deposits comes principally from locally owned and out-of-state commercial banks, savings institutions, mortgage banking firms, insurance companies and credit unions. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. Our primary focus is to build and develop profitable customer relationships across all lines of business while maintaining our role as a community bank.
Lending Activities
     Our principal lending activity is the origination of multi-family loans and commercial real estate loans as well as residential real estate mortgage loans and construction loans secured by property located primarily in our market area. Our multi-family loans consist primarily of mortgage loans secured by apartment buildings. Our commercial real estate loans consist primarily of mortgage loans secured by commercial offices, retail space, warehouses and mixed-use buildings. Our residential real estate mortgage loans consist of one- to four-family residential real property and consumer loans. Construction loans consist primarily of one- to four-family development, condominiums and commercial development projects. We significantly curtailed construction lending in 2009 due to current market and economic conditions and expect to maintain this posture for the foreseeable future. Construction loans are now only approved on an exception basis and are subject to arduous underwriting requirements. Second mortgage and equity loans consist primarily of home equity loans and home equity lines of credit. Commercial real estate loans represented $628.5 million, or 45.5%, of our total loan portfolio at December 31, 2009. Multi-family loans represented $296.3 million, or 21.4%, of our total loan portfolio at December 31, 2009. One- to four-family residential real estate mortgage loans represented $260.1 million, or 18.8%, of our total loan portfolio at December 31, 2009. We also offer second mortgages and equity loans. At December 31, 2009, such loans totaled $51.0 million, or 3.7%, of our loan portfolio. At December 31, 2009, construction and land loans totaled $124.9 million, or 9.0%, of our loan portfolio. At December 31, 2009, other loans, which primarily consist of secured business and to a smaller extent, account loans, totaled $21.6 million, or 1.6%, of our loan portfolio.

     Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated.

	At December 31,		At June 30,
	2009		2009		2008		2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
						(Dollars in thousands)
First mortgage loans:
Conventional one- to four-family	$260,056	18.8%	$265,962	20.4%	$223,087	21.8%	$188,941	24.6%	$165,070	25.3%	$147,284	29.4%
Multi-family	296,314	21.4	277,589	21.3	237,490	23.2	210,587	27.4	205,351	31.5	183,118	36.5
Commercial real estate	628,507	45.5	562,139	43.2	359,681	35.2	240,544	31.3	173,857	26.6	88,306	17.6
Second mortgage and equity loans	51,036	3.7	54,768	4.2	59,886	5.8	65,240	8.5	66,198	10.2	55,672	11.1
Construction and land loans	124,898	9.0	130,831	10.0	138,195	13.5	62,704	8.1	38,722	5.9	24,629	4.9
Other loans	21,612	1.6	10,993	0.8	4,880	0.5	1,140	0.1	3,291	0.5	2,321	0.5

Total loans	1,382,423	100.0%	1,302,282	100.0%	1,023,219	100.0%	769,156	100.0%	652,489	100.0%	501,330	100.0%

Other items:
Net deferred loan origination fees	3,102		2,979		2,610		1,732		1,753		1,604
Allowance for loan losses	22,164		20,680		13,532		8,882		7,672		6,172

Total loans, net	$1,357,157		$1,278,623		$1,007,077		$758,542		$643,064		$493,554

     Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at June 30, 2009.

	Conventional		Multi-family		Commercial		Second Mortgage		Construction and Land		Other Loans		Total
		Weighted Average		Weighted Average		Weighted Average		Weighted Average		Weighted Average		Weighted Average		Weighted Average
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Due During the Years Ending June 30,
2010	$25	6.07%	$555	6.72%	$5,920	6.94%	$89	5.04%	$103,885	7.21%	$7,989	3.87%	$118,463	6.97%
2011	964	6.11	1,116	5.95	4,060	6.81	340	5.25	24,011	5.41	1,581	6.93	32,072	5.70
2012 to 2013	9,184	5.51	3,206	6.47	39,462	6.21	2,215	5.70	—	—	481	7.85	54,548	6.10
2014 to 2018	33,808	5.22	40,957	6.21	207,801	6.42	12,172	5.35	2,406	6.52	548	6.85	297,692	6.21
2019 to 2023	45,108	5.19	66,236	6.15	173,259	6.35	17,741	5.61	—	—	—	—	302,344	6.09
2024 and beyond	176,873	5.89	165,518	5.99	131,636	6.59	22,211	5.89	529	5.09	394	6.28	497,163	6.11

Total	$265,962	5.67%	$277,589	6.07%	$562,139	6.43%	$54,768	5.67%	$130,831	6.86%	$10,993	4.72	$1,302,282	6.20%

     The following table sets forth at June 30, 2009 the dollar amount of all fixed- and adjustable-rate loans that are contractually due after June 30, 2010.

	Due After June 30, 2010
	Fixed	Adjustable	Total
	(In thousands)
First mortgage loan balances:
Conventional one- to four family	$219,743	$46,194	$265,937
Multi-family	71,789	205,245	277,034
Commercial real estate	291,122	265,096	556,218
Second mortgage and equity loans	46,785	7,895	54,680
Construction and land loans	3,637	23,309	26,946
Other loans	1,626	1,378	3,004

Total loans	$634,702	549,117	$1,183,819

First Mortgage Loans:
     Conventional One- to Four-Family Residential Loans. We originate one- to four-family residential mortgage loans substantially all of which are secured by properties located in our primary market area. At December 31, 2009, $260.1 million, or 18.8% of our loan portfolio, consisted of one- to four-family residential mortgage loans. We generally retain for our portfolio substantially all of these loans that we originate. One- to four-family mortgage loan originations are generally obtained from existing or past customers, through advertising, and through referrals from local builders, real estate brokers, and attorneys and are underwritten pursuant to Oritani Bank’s policies and standards. In 2008, we began a program where a fee is paid to a broker for a loan referral that results in an origination or a purchase of a recently closed loan. Generally, one- to four-family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. We generally will not make loans with a loan-to-value ratio in excess of 90%. Fixed rate mortgage loans are originated for terms of up to 40 years. Generally, fixed rate residential mortgage loans are underwritten according to Freddie Mac guidelines, policies and procedures, with a maximum origination amount of $2.0 million. Our fixed rate origination volume decreased in calendar 2009. Management felt that the market rates for such products did not provide adequate compensation for the interest rate risk associated with the products. Consequently, the pricing of our products were higher than market, causing a negative impact on origination volumes. This situation is expected to sustain as long as the market rates for fixed rate residential loans remain at approximately their current levels (or lower). We do not originate or purchase, and our loan portfolio does not include, any sub-prime loans.
     We also offer adjustable rate mortgage loans for one- to four-family properties, with an interest rate based on the weekly average yield on U.S. Treasuries adjusted to a constant maturity of one-year, which adjust either annually or every three years from the outset of the loan or which adjusts annually after a five-, seven- or ten-year initial fixed rate period. Originations and purchases of adjustable rate one- to four-family residential loans totaled $27.7 million during the fiscal year ended June 30, 2009 as compared to total originations and purchases of $89.9 million of one- to four-family residential loans during the same fiscal year. Our adjustable rate mortgage loans generally provide for maximum rate adjustments of 2% per adjustment, with a lifetime maximum adjustment up to 6%, regardless of the initial rate. Our adjustable rate mortgage loans amortize over terms of up to 30 years.
     Adjustable rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates.

Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable rate mortgage loans may be limited during periods of rapidly rising interest rates. At June 30, 2009, $46.2 million, or 17.4% of our one- to four-family residential real estate loans, had adjustable rates of interest.
     In an effort to provide financing for first-time homebuyers, we offer our own first-time homebuyer loan program. This program offers one- to four-family residential mortgage loans to qualified individuals. These loans are offered with terms and adjustable and fixed rates of interest similar to our other one- to four-family mortgage loan products. With this program, borrowers receive a discounted mortgage interest rate and do not pay certain loan origination fees. Such loans must be secured by an owner-occupied residence. These loans are originated using similar underwriting guidelines as our other one- to four-family mortgage loans. Such loans are originated in amounts of up to 90% of the lower of the property’s appraised value or the sale price. Private mortgage insurance is not required for such loans. The maximum amount of such loan is $275,000.
     We also offer our directors, officers and employees who satisfy certain criteria and our general underwriting standards fixed or adjustable rate loan products with reduced interest rates. Employee loans adhere to all other terms and conditions contained in the loan policy.
     All residential mortgage loans that we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. Regulations limit the amount that a savings bank may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal of the property at the time the loan is originated. All borrowers are required to obtain title insurance for the benefit of Oritani Bank. We also require homeowner’s insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans.
     Multi-Family and Commercial Real Estate Loans. We originate non-residential commercial real estate mortgage loans and loans on multi-family dwellings. At December 31, 2009, $628.5 million, or 45.5% of our loan portfolio, consisted of commercial real estate loans and $296.3 million, or 21.4% of our loan portfolio, consisted of multi-family loans. Our commercial real estate mortgage loans are primarily permanent loans secured by improved property such as mixed-use properties, office buildings, retail stores and commercial warehouses. Our multi-family mortgage loans are primarily permanent loans secured by apartment buildings. The typical loan has a fixed rate of interest for the first five years, after which the loan reprices to a market index plus a spread. The fixed rate period is occasionally extended to as much as ten years. These loans typically amortize over 25 years and the maximum amortization period is 30 years. We also offer such loans on a self-amortizing basis with fixed rate terms up to 20 years. Originations with these terms are monitored and limited. References to commercial real estate loans below refer to multi-family and commercial real estate.
     The terms and conditions of each loan are tailored to the needs of the borrower and based on the financial strength of the project and any guarantors. In reaching a decision on whether to make a commercial real estate loan, we consider the net operating income of the property, the borrower’s expertise and credit history and the value of the underlying property. Loan to value ratios are a very important consideration. Generally, however, commercial real estate loans originated by us will not exceed 80% of the appraised value or the purchase price of the property, whichever is less. Other factors we consider, with respect to commercial real estate rental properties, include the term of the lease(s) and the quality of the tenant(s). We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 times. Environmental reports are generally required for commercial real estate loans. Commercial real estate loans made to corporations, partnerships and other business entities may require personal guarantees by the principals as warranted. Property inspections are conducted no less than every three years, or more frequently as warranted. Oritani Bank lending policies allow lending up to the 80% loan to value level and 1.2 times debt service coverage ratio. Over the course of 2009, however, we informally reduced our maximum loan to value ratios and increased our maximum debt service coverage ratio, as well as taking a more conservative approach on other underwriting issues. We believe these actions have resulted in originations that are more conservative in nature than Oritani Bank policy allows. We intend to maintain this conservative posture at least as long as we perceive a heightened economic risk in this type of lending.
     A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We require commercial borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to the individual principals of our commercial borrowers. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The largest commercial real estate loan in our portfolio at December 31, 2009 was a $21.0 million loan located in Ocean County, New Jersey and secured by a shopping mall. This loan was performing according to its terms at December 31, 2009. Our largest commercial real estate relationship consisted of properties located mainly in our primary market area with a real estate investor. The aggregate outstanding loan balance for this relationship is $47.6 million, and these loans are all performing in accordance with their terms.
     Loans secured by commercial real estate, including multi-family properties, generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.
     Second Mortgage and Equity Loans. We also offer second mortgage and equity loans and home equity of lines of credit, each of which are secured by one- to four-family residences, substantially all of which are located in our primary market area. At December 31, 2009, second mortgage and equity loans totaled $51.0 million, or 3.7% of total loans. Additionally, at December 31, 2009, the unadvanced amounts of home equity lines of credit totaled $17.3 million. The underwriting standards utilized for home equity loans and equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. The combined (first and second mortgage liens) loan-to-value ratio for home equity loans and equity lines of credit is generally limited to 80%. Home equity loans are offered with fixed and adjustable rates of interest and with terms of up to 30 years. Our home equity lines of credit have adjustable rates of interest which are indexed to the prime rate, as reported in The Wall Street Journal.
     Equity loans entail greater risk than do residential mortgage loans, particularly if they are secured by an asset that has a superior security interest. In addition, equity loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

     Construction Loans. We originate construction loans for the development of one- to four-family residential properties located in our primary market area. Residential construction loans are generally offered to experienced local developers operating in our primary market area and to individuals for the construction of their personal residences. At December 31, 2009, residential construction loans amounted to $90.5 million, or 6.6% of total loans.
     Our residential construction loans generally provide for the payment of interest only during the construction phase, but in no event exceeding 24 months. Residential construction loans can be made with a maximum loan-to-value ratio of 75% of the appraised value of the land and 100% of the costs associated with the construction. Residential construction loans are generally made on the same terms as our one- to four-family mortgage loans.
     We also make construction loans for commercial development projects. The projects include multi-family, apartment, retail and office buildings. We generally require that a commitment for permanent financing be in place prior to closing the construction loan. The maximum loan-to-value ratio limit applicable to these loans is generally 80%. At December 31, 2009, commercial construction loans totaled $34.4 million, or 2.5% of total loans. At December 31, 2009, the largest outstanding commercial construction loan balance was for $13.9 million and is secured by a condominium project. This loan is one of two loans to the same borrower totaling $15.9 million that are classified as non-accrual and considered impaired with a specific allowance for loan losses of $1.7 million at December 31, 2009. Oritani-Delaware charged off $4.5 million of the construction loan as of December 31, 2009, as this portion has been determined to be an incurred loss.
     Before making a commitment to fund a construction loan, we require an appraisal on the property by an independent licensed appraiser. We require title insurance and, if applicable, an environmental survey prior to making a commitment to fund a construction loan. We generally also review and inspect each property before disbursement of funds during the terms of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.
     Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.
     We chose to reduce our exposure to construction lending in 2009 due to current market and economic conditions. Construction originations for the year ended June 30, 2009 were $45.1 million, compared to $99.2 million for the comparable 2008 period. Construction originations for the six month period ended December 31, 2009 were $7.4 million.
     Other Loans. Other loans totaled $21.6 million, or 1.6% of our total loan portfolio, at December 31, 2009. Other loans primarily consist of business loans secured by cash or other business assets, account loans, and commercial line of credit loans. Commercial line of credit loans totaled $3.1 million at December 31, 2009. In 2009, Oritani-Federal decided to limit new line of credit lending to well-established customers.

     Loan Originations, Purchases, Sales, Participations and Servicing of Loans. Lending activities are conducted primarily by our loan personnel operating at our main office. All loans originated by us are underwritten pursuant to our policies and procedures. We originate both adjustable rate and fixed rate loans. Our ability to originate fixed or adjustable rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future levels of market interest rates.
     We retain in our portfolio substantially all loans that we originate, although we have occasionally sold longer-term, fixed-rate one- to four-family residential mortgage loans into the secondary market. There were no sales of residential mortgage loans in fiscal 2008 or 2009.
     Occasionally, we will also participate in loans, sometimes as the “lead lender.” Whether we are the lead lender or not, we underwrite our participation portion of the loan according to our own underwriting criteria and procedures. At December 31, 2009, we had $60.5 million in loan participation interests.
     At December 31, 2009, we were servicing loans sold in the amount of $9.9 million. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.
     During the six months ended December 31, 2009, we originated $27.0 million of fixed- and adjustable-rate one- to four-family residential mortgage loans, all of which were retained by us. The fixed-rate loans retained by us consisted primarily of loans with terms of 30 years or less.
Non-performing and Problem Assets
     We commence collection efforts for residential loans (excluding multi-family) when a loan becomes ten days past due with system generated reminder notices. Subsequent late charges and delinquent notices are issued and the account is monitored on a regular basis thereafter. Personal, direct contact with the borrower is attempted early in the collection process as a courtesy reminder and later to determine the reason for the delinquency and to safeguard our collateral. When a loan is more than 45 days past due, the credit file is reviewed and, if deemed necessary, information is updated or confirmed and collateral re-evaluated. We make every effort to contact the borrower and develop a plan of repayment to cure the delinquency. If no repayment plan is in process and the loan is delinquent at least two payments, the file is referred to counsel for the commencement of foreclosure or other collection efforts. A very similar process is followed for non-residential and multi-family loans. However, the direct, personal contact begins earlier in the process. Contact is attempted as soon as a late charge is incurred. Also, for such loans, a plan of repayment to cure the delinquency is not necessarily the only remediation process pursued. In such instances, counsel is consulted and an approach for resolution is determined and aggressively pursued. A summary report of all loans 30 days or more past due is reported to the Board of Directors. The status of each of these loans is discussed with the Board of Directors on a monthly basis.
     Loans are placed on non-accrual status when they are more than 90 days delinquent. When loans are placed on a non-accrual status, unpaid accrued interest is fully reversed. Once the outstanding principal balance is brought current, income is recognized to the extent it is deemed collectible. If the deficiencies causing the delinquency are resolved, such loans may be placed on accrual status once all arrearages are resolved. See additional discussion regarding our non-performing assets at December 31, 2009 in “Management Discussion and Analysis of Financial Condition and Results of Operations.”
     Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. At each date presented, we had no troubled debt restructurings (loans for which a portion of interest or principal has been forgiven and loans modified at interest rates materially less than current market rates).

	At December	At June 30,
	31, 2009	2009(1)	2008(2)	2007	2006	2005
			(Dollars in thousands)
Non-accrual loans:
First mortgage loan balances:
Conventional	$1,760	$98	$67	$—	$458	$147
Multi-family loans	1,076	6,291	—	—	—	—
Commercial real estate	30,871	25,685	—	—	—	—
Second mortgage and equity loans	—	—	—	—	—	44
Construction and land loans	18,200	20,391	14,143	—	—	—
Other loans	—	—	—	—	—	—

Total non-accrual loans	51,907	$52,465	$14,210	$—	$458	$191

Loans greater than 90 days delinquent and still accruing:
First mortgage loan balances:
Conventional	$—	$—	$—	$—	$—	$—
Multi-family loans	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Second mortgage and equity loans	—	—	—	—	—	—
Construction and land loans	—	—	—	—	—	—
Other loans	—	—	—	—	—	—

Total loans 90 days and still accruing	$—	$—	$—	$—	$—	$—

Total non-performing loans	$51,907	$52,465	$14,210	$—	$458	$191

Real estate owned	600	—	—	—	—	—

Total non-performing assets	$52,507	$52,465	$14,210	$—	$458	$191

Ratios:

Non-performing loans to total loans	3.75%	4.03%	1.39%	—%	0.07%	0.04%

Non-performing assets to total assets	2.62%	2.74%	0.98%	—%	0.04%	0.02%

(1)	Two construction loans totaling $4.2 million are less than 60 days delinquent at June 30, 2009 and are classified as non-accrual.

(2)	One construction loan totaling $335,000 was less than 60 days delinquent at June 30, 2008 and was classified as non-accrual.
     As noted in the above table, there were nonaccrual loans of $51.9 million at December 31, 2009, $52.5 million at June 30, 2009 and $14.2 million at June 30, 2008. Additional interest income of $2.1 million, $3.6 million and $521,000 would have been recorded during the six months ended December 31, 2009 and the years ended June 30, 2009 and 2008, respectively, if the loans had performed in accordance with their original terms.

     Delinquent Loans. The following table sets forth our loan delinquencies by type, by amount and by percentage of type at the dates indicated.

	Loans Delinquent For
	60-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)
At December 31, 2009
First mortgage loan balances:
Conventional	1	$196	3	$1,341	4	$1,537
Multi-family loans	—	—	—	—	—	—
Commercial real estate loans	3	704	7	31,948	10	32,652
Second mortgage and equity loans	1	62	—	—	1	62
Construction and land loans	1	1,012	4	18,618	5	19,630
Other loans	—	—	—	—	—	—

Total	6	$1,974	14	$51,907	20	$53,881

At June 30, 2009
First mortgage loan balances:
Conventional	1	$197	2	$98	3	$295
Multi-family loans	—	—	2	6,291	2	6,291
Commercial real estate loans	3	17,209	6	25,685	9	42,894
Second mortgage and equity loans	—	—	—	—	—	—
Construction and land loans	1	419	6	20,391	7	20,810
Other loans	—	—	—	—	—	—

Total	5	$17,825	16	$47,839	21	$65,664

At June 30, 2008
First mortgage loan balances:
Conventional	—	$—	2	$68	2	$68
Multi-family loans	—	—	—	—	—	—
Commercial real estate loans	—	—	—	—	—	—
Second mortgage and equity loans	1	18	—	—	1	18
Construction and land loans	—	—	2	13,808	2	13,808
Other loans	—	—	—	—	—	—

Total	1	$18	4	$13,876	5	$13,894

At June 30, 2007
First mortgage loan balances:
Conventional	—	$—	—	$—	—	$—
Multi-family loans	—	—	—	—	—	—
Commercial real estate loans
Second mortgage and equity loans	1	39	—	—	1	39
Construction and land loans	—	—	—	—	—	—
Other loans	—	—	—	—	—	—

Total	1	$39	—	$—	1	$39

At June 30, 2006
First mortgage loan balances:
Conventional	5	$180	2	$348	7	$528
Multi-family loans	—	—	—	—	—	—
Commercial real estate loans	—	—	—	—	—	—
Second mortgage and equity loans		—	—	—	—	—
Construction and land loans	—	—		—	—	—
Other loans	—	—	—	—	—	—

Total	5	$180	2	$348	7	$528

At June 30, 2005
First mortgage loan balances:
Conventional	3	$139	3	$140	6	$279
Multi-family loans	—	—	—	—	—	—
Commercial real estate loans	—	—	—	—	—	—
Second mortgage and equity loans	1	29	1	44	2	73
Construction and land loans	—	—	—	—	—	—
Other loans	—	—	—	—	—	—

Total	4	$168	4	$184	8	$352

     In addition to the delinquent loans listed above, we had loans that were delinquent 90 days or more past due as to principal. Such loans had passed their maturity date but continued making monthly payments, keeping their interest current. All such loans have subsequently been paid in full or were extended by us, which negated their past due maturity status. These loans totaled $2.7 million, $3.1 million, $316,000, and $3.2 million at December 31, 2009, June 30, 2009, 2008 and 2007, respectively.
     Real Estate Owned. Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until sold. When property is acquired it is recorded at the lower of cost or fair market value at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value result in charges to expense after acquisition. At June 30, 2009 and 2008, we had no real estate owned. During the six months ended December 31, 2009, Oritani Bank obtained title to a property which secured a $877,000 non-performing loan which had been classified as impaired. The property was written down to $800,000 upon acquisition and was subsequently written down further to $600,000. The property is currently being marketed for sale.
     Classified Assets. Federal regulations provide that loans and other assets of lesser quality should be classified as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that we will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.
     We are required to establish general allowances for loan losses for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When we classify problem assets as “loss,” we are required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the FDIC and the New Jersey Department of Banking and Insurance which can order the establishment of additional general or specific loss allowances. Such examinations typically occur annually. Our last examination was as of March 31, 2009 by the FDIC.
     The following table shows the aggregate amounts of our classified assets at the date indicated for both residential real estate and non-residential real estate loans.

	Classified Assets At
	December 31, 2009		June 30, 2009		June 30, 2008		June 30, 2007
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
				(Dollars in thousands
Substandard assets:
First mortgage loan balances:
Conventional	3	$1,341	2	$109	3	$85	—	$—
Multi-family loans	1	1,076	5	7,602	—	—	—	—
Commercial real estate loans	9	36,199	9	28,827	4	14,375	2	238
Construction and land loans	5	1,012	4	19,273		18,618	—	—
Other loans	1	141	—	—	—	—	—	—

Total	19	$58,388	20	$55,811	7	$14,460	2	$238

Allowance allocated to total classified assets		$4,460		$3,896		$1,497		$24

     The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations.
     We also utilize additional classification for assets that do not meet the definition of any of the classified assets yet contain an element that warrants a rating that is less than “pass.” We classify an asset as “special mention” if the asset has a potential weakness that warrants management’s close attention. While such assets are not impaired, management has concluded that if the potential weakness in the asset is not addressed, the value of the asset may deteriorate, adversely affecting the repayment of the asset. Our assets classified as “special mention” totaled $9.8 million, $24.2 million, $21.7 million and $9.8 million at December 31, 2009 and June 30, 2009, 2008 and 2007, respectively. Effective September 30, 2009, we began to also utilize the classification of “watch” for assets where complete current information has not been procured or a minor weakness is indicated. Our assets classified as “watch” totaled $9.8 million at December 31, 2009.
     Impaired Loans. In accordance with Statement of Financial Accounting Standards 114 (“FAS 114”), we define an impaired loan as a loan for which it is probable, based on current information, that we will not collect all amounts due under the contractual terms of the loan agreement. We generally classify qualifying loans as impaired if they exceed 90 days delinquency, as principal and interest would not be being repaid under the contractual terms in such a situation. Loans we individually classify as impaired include multi-family, commercial mortgage and construction loans. Impaired loans are individually assessed to determine that each loan’s carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows. If the loan’s carrying value does exceed the fair value, a specific allowance for loan losses is established to reduce the loan’s carrying value. For classification purposes, impaired loans are typically classified as substandard. Residential mortgage and consumer loans are deemed smaller balance homogeneous loans which are evaluated collectively for impairment and are therefore excluded from the population of impaired loans.
Allowance for Loan Losses
     Our allowance for loan losses is maintained at a level necessary to absorb loan losses that are both probable and reasonably estimable. Management, in determining the allowance for loan losses, considers the losses inherent in our loan portfolio and changes in the nature and volume of loan activities, along with the general economic and real estate market conditions. A description of our methodology in establishing our allowance for loan losses is set forth in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses.” The allowance for loan losses as of December 31, 2009 was maintained at a level that represents management’s best estimate of losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable. However, this analysis process is inherently subjective, as it requires us to make estimates that are susceptible to revisions as more information becomes available. Although we believe that we have established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.
     In addition, as an integral part of their examination process, the FDIC, OTS, and the New Jersey Department of Banking and Insurance have authority to periodically review our allowance for loan losses. Such agencies may require that we recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

     Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the fiscal years indicated.

	For the Six Months Ended
	December 31,		At or For the Years Ended June 30,
	2009	2008	2009	2008	2007	2006	2005
			(Dollars in thousands)
Balance at beginning of period	$20,681	$13,532	$13,532	$8,882	$7,672	$6,172	$5,372

Charge-offs:
First mortgage loan balances:
Conventional	—	—	—	—	—	—	—
Multi-family	16	—	260	—	—	—	—
Commercial real estate	785	—	—
Second mortgage and equity loans	—	—	—	—	—	—	—
Construction and land loans	2,726	—	2,250	—	—	—	—
Other loans	43	—	222	—	—	—	—

Total charge-offs	3,570	—	2,732	—	—	—	—

Recoveries:
First mortgage loan balances:
Conventional	—	—	—	—	—	—	—
Multi-family and commercial real estate	—	—	—	—	—	—	—
Second mortgage and equity loans	—	—	—	—	—	—	—
Construction and land loans	3	—	—	—	—	—	—
Other loans	—	—	—	—	—	—	—

Total recoveries	3	—	—	—	—	—	—

Net (charge-offs) recoveries	(3,567)	—	(2,732)	—	—	—	—

Provision for loan losses	5,050	5,375	9,880	4,650	1,210	1,500	800

Balance at end of year	$22,164	$18,907	$20,680	$13,532	$8,882	$7,672	$6,172

Ratios:
Net charge-offs to average loans outstanding (annualized)	0.53%	—%	0.23%	—%	—%	—%	—%
Allowance for loan losses to total loans at end of period	1.60%	1.54%	1.59%	1.32%	1.15%	1.18%	1.23%

     Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category (including loans held for sale), and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,		At June 30,
	2009		2009		2008		2007
		Percent of		Percent of		Percent of		Percent of
		Loans in		Loans in		Loans in		Loans in
	Allowance	Each	Allowance	Each	Allowance	Each	Allowance	Each
	for Loan	Category to	for Loan	Category to	for Loan	Category to	for Loan	Category to
	Losses	Total Loans	Losses	Total Loans	Losses	Total Loans	Losses	Total Loans
				(Dollars in thousands)
First mortgage loan balances:
Conventional	$1,167	18.8%	$1,012	20.4%	$845	21.8%	$709	24.6%
Multi-family	3,073	21.4	2,912	21.3	2,535	23.2	2,254	27.4
Commercial real estate	11,501	45.5	9,683	43.3	5,560	35.2	3,889	31.3
Second mortgage and equity loans	261	3.7	274	4.2	299	5.8	326	8.5
Construction and land loans	4,889	9.0	5,791	10.0	3,883	13.5	979	8.1
Other loans	544	1.6	268	0.8	92	0.5	15	0.1
Unallocated	729	—	740	—	318	—	710	—

Total	$22,164	100.0%	$20,680	100.0%	$13,532	100.0%	$8,882	100.0%

	At June 30,
	2006		2005
		Percent of Loans		Percent of
	Allowance	in Each		Loans in Each
	for Loan	Category to	Allowance for	Category to
	Losses	Total Loans	Loan Losses	Total Loans
		(Dollars in thousands)
First mortgage loan balances:
Conventional	$749	25.3%	$684	29.4%
Multi-family	2,243	31.5	2,117	36.5
Commercial real estate	2,591	26.6	1,440	17.6
Second mortgage and equity loans	312	10.2	512	11.1
Construction and land loans	758	5.9	475	4.9
Other loans	57	0.5	37	0.5
Unallocated	962	—	907	—

Total	$7,672	100.0%	$6,172	100.0%

     The increase in the allowance for loan losses, and related provision, is primarily due to the large increases in delinquent and impaired loans at December 31, 2009. Such loans are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, the continued increase in the multi-family and commercial real estate loan portfolio was also a factor. These types of loans inherently contain more credit risk than one- to four-family residential loans.
Investments
     The Board of Directors is responsible for adopting our investment policy. The investment policy is reviewed periodically by management and any changes to the policy are recommended to and subject to the approval of the Board of Directors. Authority to make investments under the approved investment policy guidelines is delegated to appropriate officers. While general investment strategies are developed and authorized by the Board of Directors, the execution of specific actions primarily rests with Oritani

Bank’s President, Chief Financial Officer and Asset/Liability Committee, which have responsibility for ensuring that the guidelines and requirements included in the investment policy are followed and that all securities are considered prudent for investment. Each of our Chief Financial Officer, President and Asset/Liability Committee have increasing authority to purchase various types of investments; all individual investment purchases in excess of $20.0 million and all daily purchases in excess of $30.0 million must be approved by our Board of Directors. All investment transactions are reviewed and ratified or approved (as the case may be) at regularly scheduled meetings of the Board of Directors. Any investment which, subsequent to its purchase, fails to meet the guidelines of the policy is reported to the Board of Directors at its next meeting where the Board of Directors decides whether to hold or sell the investment.
     New Jersey chartered savings banks have authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, corporate debt instruments, and Fannie Mae and Freddie Mac equity securities. Oritani-Federal, as a federally chartered mid-tier stock holding company, may invest in equity securities subject to certain limitations.
     The investment policy requires that all securities transactions be conducted in a safe and sound manner. Investment decisions must be based upon a thorough analysis of each security instrument to determine if its quality and inherent risks fit within Oritani Bank’s overall asset/liability management objectives, the effect on its risk-based capital measurement and the prospects for yield and/or appreciation. The investment policy provides that Oritani Bank may invest in U.S. treasury notes, U.S. and state agency securities, mortgage-backed securities, and other conservative investment opportunities. Typical investments are currently in U.S. agency securities and government sponsored mortgage-backed securities.
     Our investment portfolio at December 31, 2009, consisted of $311.2 million in federal agency obligations, a $5.4 million investment in a mutual fund, $2.1 million of corporate debt instruments and $1.8 million in equity securities. We also invest in mortgage-backed securities, all of which are guaranteed by government sponsored enterprises. At December 31, 2009, our mortgage-backed securities portfolio totaled $184.7 million, or 9.2% of total assets, and consisted of $144.1 million in fixed-rate securities and $40.6 million in adjustable-rate securities, guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Securities can be classified as held to maturity or available for sale at the date of purchase.
     U.S. Government and Federal Agency Obligations. At December 31, 2009, our U.S. Government and federal agency securities portfolio totaled $311.2 million, all of which was classified as available for sale.
     Corporate Bonds. At December 31, 2009, our corporate bond portfolio totaled $2.1 million, which consisted of one security, rated BBB- and was classified as available for sale. The industry represented by our corporate bond issuer was financial. Although corporate bonds may offer higher yields than U.S. Treasury or agency securities of comparable duration, corporate bonds also have a higher risk of default due to possible adverse changes in the credit-worthiness of the issuer.
     Mutual Funds. At December 31, 2009, our mutual fund portfolio totaled $5.4 million, and was classified as available for sale. The portfolio consisted of an investment in a mutual fund that holds adjustable-rate mortgage loans and similar securities. During fiscal 2009, the portfolio was deemed other-than-temporarily impaired and we recorded a non-cash impairment charge to earnings of $1.7 million for the year ended June 30, 2009. No further impairment charges were required on this investment.

     Equity Securities. At December 31, 2009, our equity securities portfolio totaled $1.8 million, all of which were classified as available for sale. The portfolio consists of financial industry common stocks. During fiscal 2009, several of these holdings were deemed other-than-temporarily impaired and we recorded a non-cash impairment charge to earnings of $399,000. A further impairment charge totaling $202,000 was recognized regarding these securities during the quarter ended December 31, 2009. Equity securities are not insured or guaranteed investments and are affected by market interest rates and stock market fluctuations. Such investments are carried at their fair value and fluctuations in the fair value of such investments, including temporary declines in value, directly affect our net capital position.
     Mortgage-Backed Securities. We purchase mortgage-backed securities primarily insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, to lower our credit risk as a result of the guarantees provided by Freddie Mac, Fannie Mae or Ginnie Mae and to offset a portion of the interest rate risk inherent in our loan portfolio. Our investment policy also authorizes the investment in collateralized mortgage obligations (“CMOs”), also insured or issued by Freddie Mac, Fannie Mae and Ginnie Mae. We limit CMO investments to those classes of CMOs carrying the most stable cash flows and lowest prepayment risk of any class of CMOs and which pass the Federal Financial Institutions Examination Council’s average life restriction tests at the time of purchase.
     At December 31, 2009, our mortgage-backed securities totaled $184.7 million, or 9.2%, of total assets. At December 31, 2009, 22.0% of the mortgage-backed securities were backed by adjustable rate mortgage loans and 78.0% were backed by fixed rate mortgage loans. The mortgage-backed securities portfolio had a weighted average yield of 4.3% at December 31, 2009. The estimated fair value of our mortgage-backed securities at December 31, 2009 was $186.7 million, which is $5.4 million more than the amortized cost of $181.4 million. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates. All of our mortgage-backed securities are insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.

     Securities Portfolios. The following table sets forth the composition of our investment securities portfolio at the dates indicated.
Securities and Mortgage-Backed Securities Held to Maturity

	At December 31,		At June 30,
	2009		2009		2008		2007
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
				(In thousands)
United States Government and federal agency obligations	$—	$—	$—	$—	$—	$—	$5,415	$5,347
Mortgage-backed securities:
Freddie Mac	15,740	16,135	18,783	19,063	25,082	24,902	31,365	30,329
Ginnie Mae	2,423	2,426	5,161	5,157	6,055	6,040	8,895	8,907
Fannie Mae	24,589	25,301	31,329	31,943	42,066	42,094	58,479	57,314
Collateralized mortgage obligations	43,430	44,461	63,544	64,218	90,747	89,636	118,667	113,955

Total securities held to maturity	$86,182	$88,223	$118,817	$120,381	$163,950	$162,672	$222,821	$215,582

Securities and Mortgage-Backed Securities Available for Sale

	At December 31,		At June 30,
	2009		2009		2008		2007
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
				(In thousands)
United States Government and federal agency obligations	$310,775	$311,194	$134,754	$134,837	$10,000	$9,865	$25,000	$25,007
Corporate bonds	2,000	2,083	2,000	2,156	2,000	2,184	2,000	2,024
Mutual funds	5,148	5,361	5,636	5,676	7,782	7,782	8,429	8,412
Equity securities	1,763	1,801	1,965	1,750	2,364	2,454	—	—
Mortgage-backed securities:
Freddie Mac	22,352	23,300	26,979	27,875	28,672	28,837	1,363	1,363
Fannie Mae	20,267	21,245	27,023	27,911	31,084	30,895	5,891	5,918
Ginnie Mae	—	—	2,537	2,557	3,134	3,143	4,502	4,548
Collateralized mortgage obligations	52,566	53,968	68,571	70,260	85,351	86,334	27,024	26,964

Total securities available for sale	$414,871	$418,952	$269,465	$273,022	$170,387	$171,494	$74,209	$74,236

     Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2009 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

			More than One Year		More than Five Years
	One Year or Less		through Five Years		through Ten Years		More than Ten Years		Total Securities
		Weighted		Weighted		Weighted		Weighted			Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Fair	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Value	Yield
					(Dollars in thousands)
Mortgage-backed securities:
Freddie Mac	$2,341	3.5%	$3,423	4.1%	$9,976	3.7%	$—	—%	$15,740	$16,135	3.8%
Ginnie Mae	—	—	—	—	—	—	2,423	3.0	2,423	2,426	3.0
Fannie Mae	—	—	—	—	—	—	24,589	3.8	24,589	25,301	3.8
Collateralized mortgage obligations	—	—	43,430	4.0	—	—	—	—	43,430	44,361	4.0

Total securities held to maturity	$2,341	3.5%	$46,853	4.0%	$9,976	3.7%	$27,012	3.7%	$86,182	$88,223	3.9%

United States Government and federal agency obligations	$—	—%	$310,775	2.8%	$—	—%	$—	—%	$310,775	$311,194	2.8%
Corporate bonds	—	—	2,000	8.1	—	—	—	—	2,000	2,083	8.1
Mutual funds	5,148	3.7	—	—	—	—	—	—	5,148	5,361	3.7
Equity securities	1,763	—	—	—	—	—	—	—	1,763	1,801	—
Mortgage-backed securities:
Freddie Mac	2,800	3.5	12,274	4.6	—	—	7,278	4.6	22,352	23,300	4.5
Fannie Mae	—	—	—	—	—	—	20,267	4.9	20,267	21,245	4.9
Collateralized mortgage obligations	—	—	52,566	4.9	—	—	—	—	52,566	53,968	4.9

Total securities available for sale	$9,711	3.0%	$377,615	3.1%	$—	—%	$27,545	4.8%	$414,871	$418,952	3.3%

Sources of Funds
     General. Deposits have traditionally been the primary source of funds for use in lending and investment activities. We also use borrowings, primarily FHLB advances, to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk management purposes and to manage the cost of funds. In addition, funds are derived from scheduled loan payments, mortgaged-backed securities scheduled payments and prepayments, investment maturities, loan prepayments, retained earnings and income on other earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.
     Deposits. Our deposits are generated primarily from residents and businesses within our primary market area. We offer a selection of deposit accounts, including demand accounts, NOW accounts, money market deposit accounts, savings accounts, retirement accounts and time deposits. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate.
     Interest rates, maturity terms, service fees and other account features are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. Personalized customer service, attractive account features, long-standing relationships with customers, convenient locations, competitive rates of interest and an active marketing program are relied upon to attract and retain deposits.
     The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand while managing interest rate risk and minimizing interest expense. At December 31, 2009, $685.5 million, or 56.6% of our deposit accounts were time deposits, of which $583.8 million had maturities of one year or less.

     The following table sets forth the distribution of total deposits by account type, at the dates indicated.

	At December 31,			At June 30,			At June 30,
	2009			2009			2008
			Weighted			Weighted			Weighted
	Balance	Percent	Average Ratio	Balance	Percent	Average Ratio	Balance	Percent	Average Ratio
				(Dollars in thousands)
Deposit type:
NOW accounts	$106,968	8.82%	0.75%	$88,759	7.87%	0.90%	$73,949	10.58%	0.89%
Money market deposit accounts	271,583	22.44	1.43	199,965	17.73	2.07	57,117	8.17	2.92
Savings accounts	146,442	12.10	0.79	147,669	13.10	1.04	149,062	21.33	1.35
Time deposits	685,514	56.64	2.32	691,237	61.30	2.84	418,804	59.92	3.84

Total deposits	$1,210,507	100.00%	1.80%	$1,127,630	100.00%	2.32%	$698,932	100.00%	2.92%

	At June 30,
	2007
			Weighted
			Average
	Balance	Percent	Rate
	(Dollars in thousands)
Deposit type:
NOW accounts	$75,510	10.85%	1.12%
Money market deposit accounts	41,029	5.90	4.00
Savings accounts	156,670	22.52	1.56
Time deposits	422,548	60.73	4.75

Total deposits	$695,757	100.00%	3.59%

     As of December 31, 2009, the aggregate amount of outstanding time deposits in amounts greater than or equal to $100,000 was approximately $240.3 million. The following table sets forth the maturity of those deposits as of December 31, 2009.

At
December 31, 2009
(In thousands)
Three months or less	$99,723
Over three months through six months	58,214
Over six months through one year	46,990
Over one year through three years	32,688
Over three years	2,730

Total	$240,345

     Borrowings. Our borrowings primarily consist of advances from the FHLB-NY. As of December 31, 2009, we had total borrowings in the amount of $507.4 million, which represented 28.8% of total liabilities, with an estimated weighted average maturity of 5.5 years and a weighted average rate of 3.96%. The weighted average maturity is estimated because several of our borrowings, under certain circumstances, can be called by the FHLB prior to the scheduled maturity. If this were to occur, our weighted average maturity would decrease. At December 31, 2009, advances from the FHLB constituted 99.9% of borrowings. At December 31, 2009, borrowings are secured by mortgage-backed securities and investment securities with a book value of $352.6 million and performing mortgage loans with an outstanding balance of $881.7 million.
     The following table sets forth information concerning balances and interest rates on our FHLB advances and other borrowings at and for the periods shown:

	At December 31,	At or For the Years Ended June 30,
	2009	2009	2008	2007
		(Dollars in thousands)
Balance at end of period	$507,439	$508,991	$433,672	$196,661
Average balance during period	$508,145	$505,599	$310,231	$210,598
Maximum outstanding at any month end	$508,708	$544,238	$433,672	$233,797
Weighted average interest rate at end of period	3.96%	3.96%	4.00%	4.17%
Average interest rate during period	4.13%	4.00%	4.30%	4.34%
Subsidiary Activities and Joint Venture Information
     Oritani-Federal is the owner of Oritani Bank, Hampshire Financial LLC and Oritani LLC. Hampshire Financial LLC and Oritani LLC are New Jersey limited liability companies that own real estate and investments in real estate as described below. In addition, at December 31, 2009, Oritani-Federal, either directly or through one of its subsidiaries, had loans with an aggregate balance of $29.4 million on 12 of the properties in which it (either directly or through one of its subsidiaries) had an ownership interest. All such loans are performing in accordance with their terms.
     During the year ended June 30, 2009, we invested in two new joint venture projects. We invested in an additional project during the six months ended December 31, 2009. All of the new projects were made through Oritani LLC. We will continue to opportunistically invest in real estate investments and joint venture projects.

     Oritani Bank has the following subsidiaries: Ormon LLC and Oritani Asset Corporation. Ormon LLC is a New Jersey limited liability company that owns real estate investments in New Jersey as well as investments in joint ventures that own income-producing commercial and residential rental properties in New Jersey as described below.
     Oritani Asset Corporation is a real estate investment trust formed in 1998 for the sole purpose of acquiring mortgage loans and mortgage-backed securities from Oritani Bank. Oritani Asset Corporation’s primary objective is to maximize long-term returns on equity. At December 31, 2009, Oritani Asset Corporation had $351.2 million in assets. Oritani Asset Corporation is taxed and operates in a manner that enables it to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.
     Through these various subsidiaries and pursuant to regulatory authority permitting Oritani Bank to conduct such activities on a “grandfathered” basis, we maintain investments in real estate and investment in joint ventures. Detailed below is a summary of these various investments by subsidiary and by type.
     Ormon LLC
     Ormon LLC is a wholly-owned subsidiary of Oritani Bank. Ormon LLC maintains the following investments in real estate and joint ventures:
Investments in Real Estate
Park Lane Associates - Ormon LLC maintains a 50% undivided ownership interest in Park Lane Associates. Park Lane Associates is a 142-unit apartment complex located in Little Falls, New Jersey. Our initial investment was made in March 1980. For the year ended June 30, 2009, we recognized net income of $396,000 on this investment and received cash distributions of $321,000 during this period. At December 31, 2009, we had a loan to Park Lane Associates totaling $1.9 million.
Park View Apartments - Ormon LLC maintains a 50% undivided ownership interest in Park View Apartments. Park View Apartments is a 114-unit apartment complex located in White Hall, Pennsylvania. We initially invested in Park View in December 1986. For the year ended June 30, 2009, we recognized net income of $82,000 on its investment in Park View and received cash distributions of $39,000 during this period. At December 31, 2009, we had a loan to Park View Apartments totaling $1.2 million.
Winstead Village - Ormon LLC maintains a 50% undivided ownership interest in Winstead Village. Winstead Village is a 40-unit apartment complex located in Moorestown, New Jersey. We initially invested in Winstead in December 1986. For the year ended June 30, 2009 we recognized net income of $50,000 on its investment and also received cash distributions of $67,000 during that period. At December 31, 2009, we had a loan to Winstead Village totaling $817,000.
Parkway East - Ormon LLC maintains a 50% undivided ownership interest in Parkway East. Parkway East is a 43-unit apartment complex located in Caldwell, New Jersey. We initially invested in Parkway East in July 1981. For the year ended June 30, 2009, we recognized net income of $92,000 on its investment in Parkway East and received cash distributions of $94,000 during this period. We have no loan to this entity.
Marine View Apartments - Ormon LLC maintains a 75% undivided ownership interest in Marine View Apartments. Marine View is an 85-unit apartment complex located in Perth Amboy, New Jersey. We initially invested in Marine View in October 1993. For the year ended June 30, 2009, we recognized net income of $219,000 on its investment in Marine View and received cash distributions of $203,000 over that period. We have no loans to this entity.
Ormon LLC also wholly owns one property that is held and operated for investment purposes. The property is a 54-unit mixed-use property (49 residential units and 5 store fronts) located in Palisades Park, New Jersey. We recognized net income of $457,000 for the year ended June 30, 2009 from the operation of this property.
During the quarter ended September 30, 2009, Ormon LLC sold a 19-unit office building located in Hillsdale, New Jersey and recognized a net gain of $1.0 million. During the fourth quarter of the fiscal year ended June 30, 2008, Ormon LLC sold an 18-unit apartment complex located in Englewood, New Jersey and recognized a net gain of $1.1 million.
Investments in Joint Ventures
Oaklyn Associates - Oaklyn Associates is a 50% owned joint venture on a 100-unit apartment complex located in Oaklyn, New Jersey. We initially invested in this joint venture in February 1978. For the year ended June 30, 2009, we recognized net income of $67,000 on this investment and received cash distributions of $42,000 over that period. At December 31, 2009, we had a loan to Oaklyn Associates totaling $873,000.
Madison Associates - Madison Associates is a 50% owned joint venture on 30-unit apartment complex located in Madison, New Jersey. We initially invested in this joint venture in January 1989. For the year ended June 30, 2009, we recognized net income of $77,000 on this investment and received cash distribution of $80,000 over that period. We have no loans to this entity.
Brighton Court Associates - Brighton Court Associate is a 50% owned joint venture on a 47-unit apartment complex located in Bethlehem, Pennsylvania. We initially invested in Brighton Court in July 1996. For the year ended June 30, 2009, we recognized a net income of $9,000 on this investment and received cash distributions totaling $37,000 over that period. At December 31, 2009, our loans to Brighton Court Associates totaled $1.5 million.
Plaza 23 Associates - Plaza 23 Associates is 50% owned joint venture on a shopping center in Pequannock, New Jersey. We initially invested in Plaza 23 Associates in October 1983. For the year ended June 30, 2009, we recognized net income of $816,000 related to this investment and received cash distributions of $1.1 million during that period. We have no loans to Plaza 23 Associates but had $10.3 million loan to its partner in this joint venture, Plains Plaza Ltd. at December 31, 2009. Plains Plaza Ltd. has pledged its equity interest in Plaza 23 Associates as collateral for this loan.
     Oritani, LLC
     Oritani, LLC is a wholly-owned limited liability corporation of Oritani-Federal. The primary business of Oritani, LLC is real estate investments.
Investments in Joint Ventures
Ridge Manor Associates - Ridge Manor Associates is a 50% owned joint venture on a 44-unit apartment complex located in Park Ridge, New Jersey. We initially invested in Ridge Manor Associates in May 2004. For the year ended June 30, 2009, we recognized net income of $11,000 related to this investment, and also received cash distributions of $24,000 during that period. At December 31, 2009, we had a loan to this entity that totaled $4.3 million.
Van Buren Apartments - Van Buren Apartments is a 50% owned joint venture on a 32-unit apartment complex located in River Edge, New Jersey. We initially invested in Van Buren in March 2002. For the year ended June 30, 2009, we recognized a net income on this investment of $37,000 and received cash distributions of $49,000 during that period. At December 31, 2009, we had a loan to Van Buren Apartments that totaled $2.3 million.
10 Landing Lane - 10 Landing Lane is a 50% owned joint venture on a 143-unit apartment complex located in New Brunswick, New Jersey. We initially invested in 10 Landing Lane in August 1998. For the year ended June 30, 2009, we recognized net income of $204,000 related to this investment and received cash distributions of $62,000 during that period. We have no loans to this entity.
FAO Hasbrouck Heights - FAO Hasbrouck Heights is a 50% owned joint venture on 93 mixed-use units (primarily residential) in Hasbrouck Heights, New Jersey. We initially invested in FAO Hasbrouck Heights in November 2005. For the year ended June 30, 2009, we recognized a net loss of $55,000 related to this investment and received cash distributions of $365,000 over that period. In February 2009, the loan to this entity was refinanced and the amount outstanding was increased. This was the primary reason for the cash distribution despite the net loss. At December 31, 2009, we had a loan to FAO Hasbrouck Heights that totaled $7.8 million.
FAO Terrace Associates- FAO Terrace Associates is a 50% owned joint venture on a 34-unit apartment complex located in Hasbrouck Heights, New Jersey. We initially invested in FAO Terrace Associates in January 2009. For the year ended June 30, 2009, we recognized a net income of $7,000 related to this investment and received cash distributions of $28,000 over that period. At December 31, 2009, we had a loan to FAO Terrace Associates that totaled $2.6 million.
FAO Gardens Associates- FAO Garden Associates is a 50% owned joint venture on a 34-unit apartment complex located in Hackensack, New Jersey. We initially invested in FAO Garden Associates in February 2009. For the year ended June 30, 2009, we recognized a net income of $1,000 related to this investment and received cash distributions of $18,000 over that period. At December 31, 2009, we had a loan to FAO Garden Associates that totaled $2.6 million.
River Villa Mews- River Villa Mews is a 50% owned joint venture on a 44-unit apartment complex located in Palmyra, New Jersey. We initially invested in River Villa Mews in August 2009. At December 31, 2009, we had a loan to River Villa Mews that totaled $624,000.
     Hampshire Financial
     Hampshire Financial is a wholly-owned subsidiary of Oritani-Federal. The primary business of Hampshire Financial is real estate investments.
Investments in Joint Ventures
Hampshire Realty - Hampshire Realty is a 50% owned joint venture on an 81-unit apartment complex located in Allentown, Pennsylvania. We initially invested in Hampshire in June 2002. For the year ended June 30, 2009, we recognized a net loss of $49,000 related to this investment and received cash distributions of $6,000 over that period. At December 31, 2009, we had a loan to Hampshire that totaled $3.0 million.

     The following table presents a summary of our investments in real estate and investments in joint ventures for the periods presented.

		For the Six Months Ended December 31, 2009			Book
					Value at
	Book Value at	Profit/	Distributions	Additional	December 31,
Property Name	June 30, 2009	(Loss)	Received	Investment	2009
Real Estate Held for Investment
Ormon, LLC – Undivided Interests in Real Estate
Park Lane	$(428)	$184	$(185)	$—	$(429)
Park View	(439)	23	(16)	—	(432)
Winstead Village	(228)	46	(25)	—	(207)
Parkway East	(334)	37	(45)	—	(342)
Marine View	869	151	(127)	—	894
Ormon, LLC – Wholly Owned Properties
Palisades Park (1)	328	266			328
Hillsdale (1)	140	3		—	—
Real Estate Held For Investment Summary
Assets (1)	$1,337	$420	$(127)	$—	$1,222
Liabilities	$(1,429)	$290	$(271)	$—	$(1,410)

Investments in Joint Ventures
Ormon, LLC
Oaklyn Associates	$(203)	$55	$(24)	$—	$(172)
Madison Associates	(23)	33	(40)	—	(30)
Brighton Court Associates	141	(6)	(8)	—	127
Plaza 23 Associates	3,329	375	(681)	—	3,023
Oritani, LLC
Ridge Manor Associates	554	1	(32)	—	523
Van Buren Apartments	167	30	(27)	—	170
10 Landing Lane	18	85	(100)	—	3
FAO Hasbrouck Heights	436	(17)	—	—	419
FAO Terrace Associates	579	26	—	—	605
FAO Gardens	443	10	—	—	453
River Villas Mews	—	16	—	387	403
Hampshire Financial
Hampshire Realty	118	—	(5)	—	113
Investments in Joint Ventures Summary
Assets	$5,767	$435	$(753)	$387	$5,836
Liabilities	$(208)	$173	$(164)	$—	$(199)

(1)	The book values for wholly owned properties represent the costs of the fixed assets associated with the property, less accumulated depreciation.
At December 31, 2009, the net book value of real estate held for investment is $(188,000). The gross appraised value and equity is $42.0 million and $37.0 million, respectively. Our share of the equity is $23.9 million, or $24.1 million in excess of the book value. At December 31, 2009, the net book value of real estate joint ventures is $5.6 million. The gross appraised value and equity is $96.3 million and $62.3 million, respectively. Our share of the equity is $31.2 million, or $25.5 million in excess of the book value.
Personnel
     As of December 31, 2009, we had 148 full-time employees and 54 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good relations with our employees.
Properties
     Oritani Bank conduct its business from its main office at 370 Pascack Road, in the Township of Washington, New Jersey, and its 21 full service branch offices located in Bergen, Hudson and Passaic counties, New Jersey. The aggregate net book value of premises and equipment was $14.7 million at December 31, 2009.
Oritani Bank has entered into an agreement with Oritani-Federal and Oritani Financial Corp., MHC pursuant to which Oritani Bank provides the holding companies with certain administrative support services for compensation not less than the fair market value of the services provided. Oritani Bank will enter into a similar agreement with Oritani-Delaware upon completion of the conversion. Similarly, Oritani Bank has entered into an agreement with Oritani-Federal and Oritani Financial Corp., MHC pursuant to which the companies file federal consolidated income tax returns and allocate their respective tax liability for reimbursement purposes. Oritani Bank will enter into a similar agreement with Oritani-Delaware upon completion of the conversion.
Legal Proceedings
     Oritani-Federal and its subsidiaries are subject to various legal actions arising in the normal course of business. In the opinion of management, the resolution of these legal actions is not expected to have a material adverse effect on Oritani-Federal’s results of operations.
ORITANIBANK CHARITABLE FOUNDATION
General
     In furtherance of our commitment to our local community, our minority stock offering included the establishment of OritaniBank Charitable Foundation (“Foundation”) as a non-stock, nonprofit Delaware corporation. The Foundation was funded with $1.0 million cash and 811,037 shares of the common stock of Oritani-Federal, representing two percent (2%) of the shares outstanding immediately after Oritani-Federal’s minority stock offering, for which the Foundation paid par value, or $0.01 per share. By further enhancing our visibility and reputation in our local community, we believe that the Foundation enhances the long-term value of Oritani Bank’s community banking franchise. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which we operate and to enable our communities to share in our long-term growth. The Foundation is dedicated completely to community activities and the promotion of charitable causes.
Structure of the Foundation
     The Foundation was incorporated under Delaware law on September 26, 2006 as a non-stock, nonprofit corporation. The certificate of incorporation of the Foundation provides that the corporation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The Foundation’s certificate of incorporation also provides that no part of the net earnings of the Foundation will inure to the benefit of, or be distributable to, its directors or officers. The Internal Revenue Service issued the Foundation a tax-exempt opinion letter on February 17, 2009.
     As required by OTS regulations, one person serves on the Foundation’s board of directors who is not an officer or director or Oritani Bank and who has experience with local charitable organizations and grant making. As of December 31, 2009 and through the date of this prospectus, that independent director is James M. Vandervalk. For five years after the minority stock offering, one seat on the Foundation’s board of directors will be reserved for a person from our local community who has experience with local community charitable organizations and grant making and who is not one of our officers, directors or employees, and one seat on the Foundation’s board of directors will be reserved for one of Oritani Bank’s directors.

     The table below shows the Foundation’s officers and directors and their compensation, as of December 31, 2009.

Name	Title	Mailing Address	Compensation Amount
Kevin J. Lynch	President and Board Member	370 Pascack Road	None
Township of
Washington, NJ 07676

John M. Fields, Jr.	Executive Vice President	370 Pascack Road	None
	and Treasurer	Township of
Washington, NJ 07676

Michael DeBernardi	Executive Vice President	370 Pascack Road	None
Township of
Washington, NJ 07676

Philip M. Wyks	Secretary	370 Pascack Road	None
Township of
Washington, NJ 07676

Thomas G. Guinan	Executive Vice President	370 Pascack Road	None
Township of
Washington, NJ 07676

Rosanne Buscemi	Corresponding Secretary	370 Pascack Road	None
Township of
Washington, NJ 07676

James J. Doyle, Jr.	Board Member	370 Pascack Road	None
Township of
Washington, NJ 07676

Robert S. Hekemian,	Board Member	370 Pascack Road	None
Jr.		Township of
Washington, NJ 07676

John J. Skelly, Jr.	Board Member	370 Pascack Road	None
Township of
Washington, NJ 07676

James M. Vandervalk	Independent Board Member	370 Pascack Road	$2,000
Township of
Washington, NJ 07676

     The board of directors of the Foundation is responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of the Foundation are at all times bound by their fiduciary duty to advance the Foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the Foundation was established. The directors of the Foundation are also responsible for directing the activities of the Foundation, including the management and voting of the shares of common stock of Oritani-Federal held by the Foundation. However, as required by OTS regulations, all shares of common stock held by the Foundation must be voted in the same ratio as all other shares of the common stock on all proposals considered by stockholders of Oritani-Federal.
     The Foundation’s place of business is located at our administrative offices. To the extent applicable, we comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the OTS regulations governing transactions between Oritani Bank and the Foundation.
     The common stock of Oritani-Federal (which is currently traded under the symbol “ORIT” on Nasdaq) that is currently owned by the Foundation will be converted into the common stock of Oritani-Delaware (which will be traded under the symbol “ORITD” on Nasdaq for 20 days after this stock offering) using the exchange ratio that applies to all public shareholders of Oritani-Federal. Except for the conversion of shares using the exchange ratio, the stock offering will have no other effect on the Foundation.
Foundation Financial Information
     As of December 31, 2009, the Foundation’s total assets were $11,076,843, total liabilities were $370,746, and unrestricted net assets were $10,706,097. As of December 31, 2009, the Foundation owned 753,833 shares of Oritani-Federal common stock, which represents approximately 2% of the Oritani-Federal’s outstanding common stock.

SUPERVISION AND REGULATION
General
     Federal law allows a state savings bank, such as Oritani Bank, that qualifies as a “qualified thrift lender” (discussed below), to elect to be treated as a savings association for purposes of the savings and loan holding company provisions of the HOLA. Such an election results in the savings bank’s holding company being regulated as savings and loan holding companies by the OTS rather than as bank holding company regulated by the Board of Governors of the Federal Reserve System (the “FRB”). At the time of its reorganization into a holding company structure, Oritani Bank elected to be treated as a savings association under the applicable provisions of the HOLA. Accordingly, Oritani-Federal and Oritani Financial Corp., MHC are savings and loan holding companies and are required to file certain reports with, and are subject to examination by, and otherwise must comply with the rules and regulations of, the OTS. Oritani-Federal is also subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.
     Oritani Bank is a New Jersey-chartered savings bank, and its deposit accounts are insured up to applicable limits by the FDIC. Oritani Bank is subject to extensive regulation, examination and supervision by the Commissioner of the New Jersey Department of Banking and Insurance (the “Commissioner”) as the issuer of its charter, and by the FDIC as the deposit insurer and its primary federal regulator. Oritani Bank must file reports with the Commissioner and the FDIC concerning its activities and financial condition, and it must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. The Commissioner and the FDIC conduct periodic examinations to assess Oritani Bank’s compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank may engage and is intended primarily for the protection of the deposit insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.
     Any change in these laws or regulations, whether by the New Jersey Department of Banking and Insurance, the FDIC, the OTS or the U.S. Congress, could have a material adverse impact on Oritani-Federal, Oritani Bank and their operations.
     Certain of the regulatory requirements that are or will be applicable to Oritani Bank, Oritani-Federal and Oritani Financial Corp., MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Oritani Bank, Oritani-Federal and Oritani Financial Corp., MHC and is qualified in its entirety by reference to the actual statutes and regulations.
Proposed Federal Legislation
     Legislation has been introduced in the United States Senate and House of Representatives that would implement sweeping changes to the current bank regulatory structure. A bill passed by the House of Representatives (H.R. 4173) would eliminate our current primary federal regulator, the OTS, by merging the OTS into the Comptroller of the Currency (the primary federal regulator for national banks). The House legislation would grant the FRB exclusive authority to regulate all bank and thrift holding companies. If the House bill is enacted, Oritani-Federal would become a holding company subject to supervision by the FRB, as opposed to the OTS, and would become subject to the FRB’s regulations, including holding company capital requirements, that Oritani-Delaware would not be subject to as a savings and loan holding company regulated by the OTS.
     Under the Senate bill, the OTS would be eliminated and supervisory authority over federal savings associations and savings and loan holding companies with less than $50 billion in assets would be transferred. Holding companies of national banks and federal savings associations with assets of less than $50 billion would be supervised and examined by the Office of the Comptroller of the Currency, and holding companies of state banks and state savings banks with assets of less than $50 billion would be supervised and examined by the FDIC. However, under the Senate bill, rulemaking authority with respect to savings and loan holding companies would be transferred to the FRB. Although the Senate bill would not directly subject savings and loan holding companies to regulation as bank holding companies, it is possible that regulations implemented in response to the legislation could subject savings and loan holding companies to more stringent regulation, including holding company capital requirements.
     Both the House bill and the Senate proposal would establish new government entities to write consumer protection rules and, in certain cases, to conduct examinations and implement enforcement actions relating to consumer protection. Compliance with new regulations and being supervised by one or more new regulatory agencies would likely increase our operating expenses.
New Jersey Banking Regulation
     Activity Powers. Oritani Bank derives its lending, investment and other powers primarily from the applicable provisions of the New Jersey Banking Act and its related regulations. Under these laws and regulations, savings banks, such as Oritani Bank, generally may invest in:
(1)	real estate mortgages;

(2)	consumer and commercial loans;

(3)	specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

(4)	certain types of corporate equity securities; and

(5)	certain other assets.
     A savings bank may also invest pursuant to a “leeway” power that permits investments not otherwise permitted by the New Jersey Banking Act. “Leeway” investments must comply with a number of limitations on the individual and aggregate amounts of “leeway” investments. Under this “leeway” authority, New Jersey savings banks may exercise those powers, rights, benefits or privileges authorized for national banks or out-of-state banks or for federal or out-of-state savings banks or savings associations, provided that before exercising any such power, right, benefit or privilege, prior approval by the Commissioner by regulation or by specific authorization is required. A savings bank may also exercise trust powers upon approval of the Commissioner. The exercise of these lending, investment and activity powers are limited by federal law and the related regulations. See “—Federal Banking Regulation—Activity Restrictions on State Chartered Banks” below.
     Loans-to-One-Borrower Limitations. With certain specified exceptions, a New Jersey-chartered savings bank may not make loans or extend credit to a single borrower or to entities related to the borrower in an aggregate amount that would exceed 15% of the bank’s capital funds. A savings bank may lend an additional 10% of its capital funds if the loan is secured by collateral meeting the requirements of the New Jersey Banking Act. Oritani Bank currently complies with applicable loans-to-one-borrower limitations.

     Dividends. Under the New Jersey Banking Act, a stock savings bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the savings bank. In addition, a stock savings bank may not pay a dividend unless the savings bank would, after the payment of the dividend, have a surplus of not less than 50% of its capital stock, or alternatively, the payment of the dividend would not reduce the surplus. Federal law may also limit the amount of dividends that may be paid by Oritani Bank. See “—Federal Banking Regulation—Prompt Corrective Action” below.
     Minimum Capital Requirements. Regulations of the Commissioner impose on New Jersey-chartered depository institutions, such as Oritani Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See “—Federal Banking Regulation—Capital Requirements” below.
     Examination and Enforcement. The New Jersey Department of Banking and Insurance may examine Oritani Bank whenever it deems an examination advisable. The New Jersey Department of Banking and Insurance examines Oritani Bank at least every two years. The Commissioner may order any savings bank to discontinue any violation of law or unsafe or unsound banking practice, and may direct any director, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Commissioner has ordered the activity to be terminated, to show cause at a hearing before the Commissioner why such person should not be removed.
Federal Banking Regulation
     Capital Requirements. FDIC regulations require banks to maintain minimum levels of capital. The FDIC regulations define two tiers, or classes, of capital.
     Tier 1 capital is comprised of the sum of:
•	common stockholders’ equity, excluding the unrealized appreciation or depreciation, net of tax, from available for sale securities;

•	non-cumulative perpetual preferred stock, including any related retained earnings; and

•	minority interests in consolidated subsidiaries minus all intangible assets, other than qualifying servicing rights and any net unrealized loss on marketable equity securities.
     The components of Tier 2 capital currently include:
•	cumulative perpetual preferred stock;

•	certain perpetual preferred stock for which the dividend rate may be reset periodically;

•	hybrid capital instruments, including mandatory convertible securities;

•	term subordinated debt;

•	intermediate term preferred stock;

•	allowance for loan losses; and

•	up to 45% of pretax net unrealized holding gains on available for sale equity securities with readily determinable fair market values.
     The allowance for loan losses includible in Tier 2 capital is limited to a maximum of 1.25% of risk-weighted assets (as discussed below). Overall, the amount of Tier 2 capital that may be included in total capital cannot exceed 100% of Tier 1 capital. The FDIC regulations establish a minimum leverage capital requirement for banks in the strongest financial and managerial condition of not less than a ratio of 3% of Tier 1 capital to total assets. For all other banks, the minimum leverage capital requirement is 4%, unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution.
     The FDIC regulations also require that banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of a ratio of total capital, which is defined as the sum of Tier 1 capital and Tier 2 capital, to risk-weighted assets of at least 8% and a ratio of Tier 1 capital to risk-weighted assets of at least 4%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet items, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item.
     The federal banking agencies, including the FDIC, have also adopted regulations to require an assessment of an institution’s exposure to declines in the economic value of a bank’s capital due to changes in interest rates when assessing the bank’s capital adequacy. Under such a risk assessment, examiners evaluate a bank’s capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors. Institutions with significant interest rate risk may be required to hold additional capital. According to the agencies, applicable considerations include:
•	the quality of the bank’s interest rate risk management process;

•	the overall financial condition of the bank; and

•	the level of other risks at the bank for which capital is needed.
     The following table shows Oritani Bank’s Core capital, Tier 1 risk-based capital, and Total risk-based capital ratios at December 31, 2009:

	As of December 31, 2009
	Capital	Percent of Assets(1)
	(Dollars in thousands)
Core capital	$193,183	9.76%
Tier 1 risk-based capital	193,183	13.49
Total risk-based capital	211,236	14.75

(1)	For purposes of calculating Core capital, assets are based on adjusted total leverage assets. In calculating Tier 1 risk-based capital and total risk-based capital, assets are based on Total risk-weighted assets.
     As the table shows, as of December 31, 2009, Oritani Bank was considered “well capitalized” under FDIC guidelines.
     Prompt Corrective Action. Federal law requires, among other things, that the federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, the law establishes five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The FDIC’s regulations define the five capital categories as follows:

     An institution will be treated as “well capitalized” if:
•	its ratio of total capital to risk-weighted assets is at least 10%;

•	its ratio of Tier 1 capital to risk-weighted assets is at least 6%; and

•	its ratio of Tier 1 capital to total assets is at least 5%, and it is not subject to any order or directive by the FDIC to meet a specific capital level.
     An institution will be treated as “adequately capitalized” if:
•	its ratio of total capital to risk-weighted assets is at least 8%; and

•	its ratio of Tier 1 capital to risk-weighted assets is at least 4%; and

•	its ratio of Tier 1 capital to total assets is at least 4% (3% if the bank receives the highest rating under the Uniform Financial Institutions Rating System) and it is not a well-capitalized institution.
     An institution will be treated as “undercapitalized” if:
•	its total risk-based capital is less than 8%; or

•	its Tier 1 risk-based-capital is less than 4%; or

•	its leverage ratio is less than 4% (or less than 3% if the institution receives the highest rating under the Uniform Financial Institutions Rating System).
     An institution will be treated as “significantly undercapitalized” if:
•	its total risk-based capital is less than 6%;

•	its Tier 1 capital is less than 3%; or

•	its leverage ratio is less than 3%.
     An institution that has a tangible capital to total assets ratio equal to or less than 2% would be deemed to be “critically undercapitalized.”
     The FDIC is required, with some exceptions, to appoint a receiver or conservator for an insured state bank if that bank is “critically undercapitalized.” For this purpose, “critically undercapitalized” means having a ratio of tangible capital to total assets of less than 2%. The FDIC may also appoint a conservator or receiver for a state bank on the basis of the institution’s financial condition or upon the occurrence of certain events, including:
•	insolvency, or when the assets of the bank are less than its liabilities to depositors and others;

•	substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices;

•	existence of an unsafe or unsound condition to transact business;

•	likelihood that the bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and

•	insufficient capital, or the incurring or likely incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment of capital without federal assistance.
     Activity Restrictions on State Chartered Banks. Federal law and FDIC regulations generally limit the activities and investments of state chartered FDIC insured banks and their subsidiaries to those permissible for national banks and their subsidiaries, unless such activities and investments are specifically exempted by law or consented to by the FDIC.
     Before making a new investment or engaging in a new activity that is not permissible for a national bank or otherwise permissible under federal law or FDIC regulations, an insured bank must seek approval from the FDIC to make such investment or engage in such activity. The FDIC will not approve the activity unless the bank meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the FDIC insurance funds. Certain activities of subsidiaries that are engaged in activities permitted for national banks only through a “financial subsidiary” are subject to additional restrictions.
     Federal law permits a state chartered savings bank to engage, through financial subsidiaries, in any activity in which a national bank may engage through a financial subsidiary and on substantially the same terms and conditions. In general, the law permits a national bank that is well-capitalized and well-managed to conduct, through a financial subsidiary, any activity permitted for a financial holding company other than insurance underwriting, insurance investments, real estate investment or development or merchant banking. The total assets of all such financial subsidiaries may not exceed the lesser of 45% of the bank’s total assets or $50 billion. The bank must have policies and procedures to assess the financial subsidiary’s risk and protect the bank from such risk and potential liability, must not consolidate the financial subsidiary’s assets with the bank’s and must exclude from its own assets and equity all equity investments, including retained earnings, in the financial subsidiary. State chartered savings banks may retain subsidiaries in existence as of March 11, 2000 and may engage in activities that are not authorized under federal law. Although Oritani Bank meets all conditions necessary to establish and engage in permitted activities through financial subsidiaries, it has not yet determined whether or the extent to which it will seek to engage in such activities.
     Insurance of Deposit Accounts. Oritani Bank is a member of the Deposit Insurance Fund (“DIF”), which is administered by the FDIC. Deposit accounts at Oritani Bank are insured by the FDIC, generally up to a maximum of $100,000 for each separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. However, the FDIC increased the deposit insurance available on all deposit accounts to $250,000, effective until December 31, 2013. In addition, certain noninterest-bearing transaction accounts maintained with financial institutions participating in the FDIC’s Temporary Liquidity Guarantee Program (“TLG”) are fully insured regardless of the dollar amount until June 30, 2010. Oritani Bank has opted to participate in the FDIC’s TLG Program.
     The FDIC imposes an assessment against all depository institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from 5 to 43 basis points of the institution’s deposits. On February 27, 2009, the FDIC published a final rule raising the current deposit insurance assessment rates to a range from 12 to 45 basis points beginning April 1, 2009.

     On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. The amount of the special assessment for any institution will not exceed 10 basis points times the institution’s assessment base for the second quarter 2009. Our total expense for the special assessment was $845,000.
     The deposit insurance assessment rates are in addition to the assessments for payments on the bonds issued in the late 1980s by the Financing Corporation, or FICO, to recapitalize the now defunct Federal Savings and Loan Insurance Corporation. The FICO payments will continue until the FICO bonds mature in 2017 through 2019. Excluding the special assessment noted above, our expense for the assessment of deposit insurance and the FICO payments was $928,000 for the year ended June 30, 2009 and $92,000 for the year ended June 30, 2008. The FDIC also established 1.25% of estimated insured deposits as the designated reserve ratio of the DIF. The FDIC is authorized to change the assessment rates as necessary, subject to the previously discussed limitations, to maintain the required reserve ratio of 1.25%.
     The FDIC also approved a One-Time Assessment Credit to institutions that were in existence on December 31, 1996 and paid deposit insurance assessments prior to that date, or are a successor to such an institution. The Bank received a $2.8 million One-Time Assessment Credit, all of which was used to offset substantially all of our deposit insurance assessment, excluding the FICO payments, for the period from January 1, 2007 through March 31, 2009.
     Oritani-Federal is participating in the FDIC’s Temporary Account Guarantee (“TAG”) program, which is a part of the FDIC’s TLG program. The purpose of the TLG is to strengthen confidence and encourage liquidity in the banking system. Under the TAG program, funds in non-interest-bearing accounts, in interest-bearing transaction accounts with interest rate of 0.50% or less and in Interest on Lawyers Trust Accounts will have a temporary unlimited guarantee from the FDIC until June 30, 2010. The coverage of the TAG program is in addition to and separate from coverage available under the FDIC’s general deposit insurance rules, which insure accounts up to $250,000.
     Federal Home Loan Bank System. Oritani Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the FHLB-NY, Oritani Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, 4.5% of its borrowings from the FHLB, or 0.3% of assets, whichever is greater. As of December 31, 2009, Oritani Bank was in compliance with this requirement.
     Enforcement. The FDIC has extensive enforcement authority over insured savings banks, including Oritani Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices.
     Transactions with Affiliates of Oritani Bank. Transactions between an insured bank, such as Oritani Bank, and any of its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and implementing regulations. An affiliate of a insured bank is any company or entity that controls, is controlled by or is under common control with the bank. Generally, a subsidiary of a bank that is not also a depository institution or financial subsidiary is not treated as an affiliate of the bank for purposes of Sections 23A and 23B.

     Section 23A:
•	limits the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and retained earnings, and limits all such transactions with all affiliates to an amount equal to 20% of such capital stock and retained earnings; and

•	requires that all such transactions be on terms that are consistent with safe and sound banking practices.
     The term “covered transaction” includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Further, most loans by a bank to any of its affiliates must be secured by collateral in amounts ranging from 100% to 130% of the loan amounts. In addition, any covered transaction by a bank with an affiliate and any purchase of assets or services by a bank from an affiliate must be on terms that are substantially the same, or at least as favorable to the bank, as those that would be provided to a non-affiliate.
     Prohibitions Against Tying Arrangements. Banks are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A depository institution is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.
     Privacy Standards. FDIC regulations require Oritani Bank to disclose their privacy policy, including identifying with whom they share “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter. Oritani Bank does not share “non-public personal information” with third parties.
     In addition, Oritani Bank is required to provide its customers with the ability to “opt-out” of having Oritani Bank share their non-public personal information with unaffiliated third parties before they can disclose such information, subject to certain exceptions.
     The FDIC and other federal banking agencies adopted guidelines establishing standards for safeguarding customer information. The guidelines describe the agencies’ expectations for the creation, implementation and maintenance of an information security program, which would include administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to insure the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer.
     Community Reinvestment Act and Fair Lending Laws. All FDIC insured institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a state chartered savings bank, the FDIC is required to assess the institution’s record of compliance with the Community Reinvestment Act. Among other things, the current Community Reinvestment Act regulations replace the prior process-based assessment factors with a new evaluation system that rates an institution based on its actual performance in meeting community needs. In particular, the current evaluation system focuses on three tests:
•	a lending test, to evaluate the institution’s record of making loans in its service areas;

•	an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

•	a service test, to evaluate the institution’s delivery of services through its branches, ATMs and other offices.
     An institution’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities. Oritani Bank received a “satisfactory” Community Reinvestment Act rating in our most recently completed federal examination, which was conducted by the FDIC in September 2008.
     In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the FDIC, as well as other federal regulatory agencies and the Department of Justice.
Loans to a Bank’s Insiders
     Federal Regulation. A bank’s loans to its executive officers, directors, any owner of more than 10.0% or more of its stock (each, an insider) and any of certain entities affiliated with any such persons (an insider’s related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and its implementing regulations. Under these restrictions, the aggregate amount of the loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to Oritani Bank. See “—New Jersey Banking Regulation-Loans-to-One Borrower Limitations.” All loans by a bank to all insiders and insiders’ related interests in the aggregate generally may not exceed the bank’s unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer’s children and certain loans secured by the officer’s primary residence, may not exceed the lesser of (1) $100,000 or (2) the greater of $25,000 or 2.5% of the bank’s unimpaired capital and surplus. Federal regulation also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the Board of Directors of the bank, with any interested directors not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider’s related interests, would exceed either (1) $500,000 or (2) the greater of $25,000 or 5% of the bank’s unimpaired capital and surplus.
     Generally, loans to insiders must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those that are prevailing at the time for comparable transactions with other persons. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.
     In addition, federal law prohibits extensions of credit to a bank’s insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.
     New Jersey Regulation. Provisions of the New Jersey Banking Act impose conditions and limitations on the liabilities to a savings bank of its directors and executive officers and of corporations and partnerships controlled by such persons that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law, as discussed above. The New Jersey Banking Act also provides that a savings bank that is in compliance with federal law is deemed to be in compliance with such provisions of the New Jersey Banking Act.
Other Regulations
     Interest and other charges collected or contracted for by Oritani Bank are subject to state usury laws and federal laws concerning interest rates. Oritani Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:
•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.
•	The operations of Oritani Bank also are subject to the:
•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	Check Clearing for the 21st Century Act, which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•	Title III of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the “USA PATRIOT Act”), which significantly expanded the responsibilities of financial institutions, including savings banks, in preventing the use of the U.S. financial system to fund terrorist activities. Among other provisions, the USA PATRIOT Act and the related regulations of the OTS require savings associations operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations; and

•	The Gramm-Leach-Bliley Act, which placed limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.
Holding Company Regulation
     General. Oritani Financial Corp., MHC and Oritani-Federal are non-diversified savings and loan holding companies within the meaning of the HOLA. As such, Oritani Financial Corp., MHC and Oritani-Federal are registered with the OTS and subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Oritani-Federal and Oritani Financial Corp., MHC, and their subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. As federal corporations, Oritani-Federal and Oritani Financial Corp., MHC are generally not subject to state business organization laws.
     Permitted Activities. Pursuant to Section 10(o) of the HOLA and OTS regulations and policy, a mutual holding company and a federally chartered mid-tier holding company such as Oritani-Federal may engage in the following activities:
(i)	investing in the stock of a savings bank;

(ii)	acquiring a mutual association through the merger of such association into a savings bank subsidiary of such holding company or an interim savings bank subsidiary of such holding company;

(iii)	merging with or acquiring another holding company, one of whose subsidiaries is a savings bank;

(iv)	investing in a corporation, the capital stock of which is available for purchase by a savings bank under federal law or under the law of any state where the subsidiary savings bank or associations share their home offices;

(v)	furnishing or performing management services for a savings bank subsidiary of such company;

(vi)	holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company;

(vii)	holding or managing properties used or occupied by a savings bank subsidiary of such company;

(viii)	acting as trustee under deeds of trust;

(ix)	any other activity:

A. that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956, unless the Director of the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies; or

B. in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987;

(x)	any activity permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act, including securities and insurance underwriting; and

(xi)	purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the Director. If a mutual holding company acquires or merges with another holding company, the holding company acquired or the holding company resulting from such merger or acquisition may only invest in assets and engage in activities listed in (i) through (x) above, and has a period of two years to cease any nonconforming activities and divest any nonconforming investments.
     The HOLA prohibits a savings and loan holding company, including Oritani-Federal and Oritani Financial Corp., MHC, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or holding company thereof, without prior written approval of the OTS. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a nonsubsidiary company engaged in activities other than those permitted by the HOLA, or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.
     The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:
(i)	the approval of interstate supervisory acquisitions by savings and loan holding companies; and

(ii)	the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions.
The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.
     Waivers of Dividends by Oritani Financial Corp., MHC. Until the completion of the reorganization and stock offering, OTS regulations require Oritani Financial Corp., MHC to notify the OTS of any proposed waiver of its receipt of dividends from Oritani-Federal. The OTS reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to any such waiver if:
(i)	the waiver would not be detrimental to the safe and sound operation of the subsidiary savings association; and

(ii)	the mutual holding company’s Board of Directors determines that such waiver is consistent with such directors’ fiduciary duties to the mutual holding company’s members.
     Oritani Financial Corp., MHC, applied for, and was granted, permission from the OTS to waive the dividend paid by Oritani-Federal on July 24, 2009. We anticipate that Oritani Financial Corp., MHC will waive any additional dividends paid by Oritani-Federal. Under OTS regulations, our public stockholders would not be diluted because of any dividends waived by Oritani Financial Corp., MHC (and waived dividends would not be considered in determining an appropriate exchange ratio) in the event Oritani Financial Corp., MHC converts to stock form.
     Qualified Thrift Lender Test. In order for Oritani-Federal and Oritani Financial Corp., MHC to continue to be regulated as savings and loan holding companies by the OTS (rather than as a bank holding companies by the FRB), Oritani Bank must qualify as a “qualified thrift lender” under OTS regulations or satisfy the “domestic building and loan association” test under the Internal Revenue Code. Under the qualified thrift lender test, a savings institution is required to maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangible, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine out of each 12 month period. Oritani Bank currently maintains the majority of its portfolio assets in qualified thrift investments and has met the qualified thrift lender test in each of the last 12 months.
Federal Securities Laws
     Oritani-Federal’s common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Oritani-Federal is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.
     Oritani-Federal common stock held by persons who are affiliates (generally officers, directors and principal stockholders) of Oritani-Federal may not be resold without registration or unless sold in accordance with certain resale restrictions. If Oritani-Federal meets specified current public information requirements, each affiliate of Oritani-Federal is able to sell in the public market, without registration, a limited number of shares in any three-month period.
Sarbanes-Oxley Act of 2002
     The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer each will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls. Oritani-Federal is required to report under Section 404 of the Sarbanes-Oxley Act and has reported that it complies with such in all material respects.

FEDERAL AND STATE TAXATION
Federal Taxation
     General. Oritani-Federal and Oritani Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Neither Oritani-Federal’s nor Oritani Bank’s federal tax returns are currently under audit, and neither entity has been audited during the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Oritani-Federal or Oritani Bank.
     Oritani-Delaware and Oritani Bank will enter into a tax allocation agreement. Because Oritani-Delaware will own 100% of the issued and outstanding capital stock of Oritani Bank, Oritani-Delaware and Oritani Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Oritani-Delaware is the common parent corporation. As a result of this affiliation, Oritani Bank may be included in the filing of a consolidated federal income tax return with Oritani-Delaware and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.
     Method of Accounting. For federal income tax purposes, Oritani-Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.
     Bad Debt Reserves. Historically, Oritani Bank has been subject to special provisions in the tax law regarding allowable tax bad debt deductions and related reserves. Tax law changes were enacted in 1996, pursuant to the Small Business Protection Act of 1996 (the “1996 Act”), that eliminated the use of the percentage of taxable income method for tax years after 1995 and required recapture into taxable income over a six year period of all bad debt reserves accumulated after 1988. Oritani Bank recaptured its reserve balance over the six-year period ended December 31, 2003.
     Currently, the Oritani Bank consolidated group uses the specific charge-off method to account for bad debt deductions for income tax purposes.
     Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income should Oritani Bank fail to meet certain thrift asset and definitional tests.
     At December 31, 2009, our total federal pre-base year reserve was approximately $15.1 million. However, under current law, pre-base year reserves remain subject to recapture should Oritani Bank make certain non-dividend distributions, repurchase any of its stock, pay dividends in excess of tax earnings and profits, or cease to maintain a bank charter.
     Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the “Code”) imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Oritani-Federal and Oritani Bank have not been subject to the AMT and have no such amounts available as credits for carryover.

     Net Operating Loss Carryforwards. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2009, Oritani Bank had no net operating loss carryforwards for federal income tax purposes.

MANAGEMENT
     The Board of Directors of Oritani-Delaware will consist of six individuals who currently serve as directors of Oritani-Federal, Oritani Financial Corp., MHC and Oritani Bank. The Board of Directors of Oritani-Delaware will be divided into three classes, as nearly equal as possible, with one-third of the directors elected each year. The directors will be elected by the stockholders of Oritani-Delaware for three-year terms, and until their successors are elected and have qualified. The terms of the directors of each of Oritani-Delaware and Oritani Bank are identical. The executive officers of Oritani-Delaware are also executive officers of Oritani-Federal. We expect that Oritani-Delaware and Oritani Bank will continue to have common directors until there is a business reason to establish separate management structures.
     The following individuals will serve as the executive officers of Oritani-Delaware and hold the offices set forth below opposite their name.

Name	Positions Held
Kevin J. Lynch	President and Chief Executive Officer

Michael A. DeBernardi	Executive Vice President and Chief Operating Officer

John M. Fields, Jr.	Executive Vice President and Chief Financial Officer

Thomas Guinan	Executive Vice President and Chief Lending Officer

Philip M. Wyks	Senior Vice President and Corporate Secretary
     Executive officers of Oritani-Delaware are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the Board of Directors.
     The following table provides the positions and terms of office as applicable to our directors and executive officers, along with the beneficial ownership of our common stock held by our directors and executive officers, individually and as a group, as of December 31, 2009.

		Shares Owned
		Directly and	Options Exercisable
Name	Term to Expire	Indirectly (1)	Within 60 Days	Beneficial Ownership
DIRECTORS
Nicholas Antonaccio	2010	72,150	23,845	95,995
Mike DeBernardi	2012	122,371	35,767	158,138
Robert Hekemian, Jr.	2012	101,904	23,845	125,749
Kevin Lynch	2010	269,083	79,482	348,565
James J. Doyle, Jr.	2011	82,063	23,845	105,908
John J. Skelly	2011	119,213	23,845	143,058

Total		766,784	210,629	977,413

EXECUTIVE OFFICERS
John M. Fields		122,227	35,767	157,994
Thomas G. Guinan		107,394	35,767	143,161
Philip M. Wyks		26,404	5,299	31,703

Total		256,025	76,833	332,858

Total for Directors and Executive Officers		1,022,809	287,462	1,310,271

(1)	Includes all vested and unvested stock awards but does not include the 2009 ESOP allocation as such information is not currently available.

The Business Background of Our Directors and Executive Officers.
     The business experience for the past five years, as well as the experience, qualifications, attributes and skills, of each of our directors and executive officers are set forth below. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.
Directors
     The principal occupation during the past five years of each of our directors is set forth below. All directors have held their present positions for five years unless otherwise stated.
     Nicholas Antonaccio, age 62, is President of CMA Enterprises LLC, a financial advisory firm founded by Mr. Antonaccio in 2000. Previously, Mr. Antonaccio was the chief financial officer at a variety of public and private companies, including serving for five years as senior vice president and chief financial officer of Copelco Capital, Inc. Mr. Antonaccio has extensive financial and public company expertise, with responsibilities that have spanned all major areas of financial management, including financial operations and contract, tax, treasury, financial planning, credit, information technology, human resources and risk management.
     Michael A. DeBernardi, age 55, served as Lead Director until April 2008 when he was appointed Executive Vice President and Chief Operating Officer of Oritani Bank. Mr. DeBernardi has previously served in executive positions with AT&T Capital Corporation, Newcourt Credit Group, CIT Global Vendor Finance, Aternus Partners, LLC, and US Express Leasing. Mr. DeBernardi is also a trustee of Chilton Memorial Hospital in Pompton Plains, New Jersey where he serves as Vice-Chairman of the Audit Committee and Co-Chairman of the Strategic Planning Committee. Mr. DeBernardi has held executive positions at a variety of capital finance companies throughout his career.
     James J. Doyle, Jr., age 59, served as the President and Chief Executive Officer of Chilton Memorial Hospital from 1991 until 2004, and also as a consultant to The Chilton Memorial Hospital’s Foundation Board until 2008. Mr. Doyle has also served as Executive Vice President of Atlantic Health System from 1994 until 1998, and Executive Vice President of the Valley Health System from 1998 until 2002. Mr. Doyle has significant executive management experience, overseeing administrative, finance, marketing and human resources activities.
     Robert S. Hekemian, Jr., age 49, has been with the 75-year-old, family-owned Hekemian & Co., Inc. since 1982, becoming President and Chief Operating Officer in 2004. Hekemian & Co. and its affiliates own, manage and develop apartments, shopping centers and mixed-use projects primarily throughout New Jersey, Maryland, Virginia, New York and Pennsylvania. Mr. Hekemian has been involved in all aspects of real estate development and acquisitions throughout his career.
     Kevin J. Lynch, age 63, has been the President and Chief Executive Officer of Oritani Bank since 1993 and has served as President and Chief Executive Officer of Oritani-Federal since its creation in 1998. Mr. Lynch is a director of the FHLB-NY and serves on its Executive, Compensation, and Housing Committees. He is also a director of Pentegra Retirement Services Financial Institutions Retirement Fund, a national provider of full-service retirement programs. Mr. Lynch is a former Chairman of the New Jersey League of Community and Savings Bankers and served as a member of its Board of Governors for several years, and also served on the Board of Directors of Thrift Institutions Community Investment Corp. Mr. Lynch is a member of the Professional Development and Education Committee of the American Bankers Association. He is a member of the American Bar Association and a former member of the Board of Directors of Bergen County Habitat for Humanity.

     John J. Skelly, Jr., age 69, is the President and Chief Executive Officer of West Side Management, which owns and manages affordable and low-income housing developments throughout New Jersey, New York and Maryland. Mr. Skelly also served as the Deputy Commissioner of Housing for the City of New York and was a founding Board Member for Habitat for Humanity of Greater Jersey City. Mr. Skelly has extensive experience with real estate development and finance.
Executive Officers of the Bank Who Are Not Also Directors
     John M. Fields, Jr., age 46, has been employed by Oritani-Federal since 1999 and currently serves as Executive Vice President and Chief Financial Officer. He is also responsible for information technology, electronic banking and deposit operations, as well as investment and treasury functions. Prior to 1999, Mr. Fields, Jr. was chief accounting officer and controller at a local publicly-traded financial institution. Mr. Fields, Jr. is a certified public accountant.
     Thomas Guinan, age 45, has been employed by the Oritani-Federal since 2003 and currently serves as Executive Vice President and Chief Lending Officer. Prior to that, Mr. Guinan served as a senior vice president of commercial lending at a local financial institution. Mr. Guinan is responsible for overseeing all aspects of the retail and commercial lending operations of Oritani Bank, including originations, portfolio growth and developing strategies to enhance Oritani Bank’s market share and profitability.
     Philip M. Wyks, age 55, has been employed by Oritani-Federal since 1976 and currently serves as Senior Vice President and Secretary. Mr. Wyks is also responsible for facilities management. In addition, Mr. Wyks is a director of Thrift Institutions Community Investment Corporation, a subsidiary of the New Jersey League of Community Bankers that assists League members in forming consortia to originate loans on low to moderate income housing loans and initiate economic development projects throughout the State of New Jersey.
     Anthony V. Bilotta, Jr., age 49, began employment with Oritani-Federal in 2008 as Senior Vice President Retail Banking. Prior to that, Mr. Bilotta served as senior vice president of retail banking at a local financial institution. Mr. Bilotta is responsible for all aspects of retail branch banking, sales development, and Oritani-Federal’s marketing program.
     Rosanne P. Buscemi, age 57, has been employed by Oritani Bank since 1978 and currently serves served as Senior Vice President–Chief Compliance Officer. Ms. Buscemi also assists with training as well as oversight of new branch development and renovations.
     Anne Mooradian, age 48, has been employed by Oritani Bank since 1985 and currently serves as Senior Vice President and Human Resources Officer. Ms. Mooradian has also held branch retail positions at Oritani Bank.
     Paul M. Cordero, age 54, has been employed by Oritani Bank since 1980 and currently serves as Vice President and Chief Residential Lending Officer.
     Ann Marie Jetton, age 43, has been employed by Oritani Bank since 2000 and currently serves as Vice President and Principal Accounting Officer.
     Paul C. Skinner, age 47, began employment with Oritani-Federal in 2008 as Vice President/Chief Information Officer. Prior to that, Mr. Skinner served as senior vice president of information technology and operations at a local financial institution. Mr. Skinner is responsible for information technology, deposit operations, electronic banking and also serves as the Company’s privacy officer.
Corporate Governance, Code of Ethics and Business Conduct
     Oritani-Federal is committed to maintaining sound corporate governance principles and the highest standards of ethical conduct and is in compliance with applicable corporate governance laws and regulations.
     The Board of Directors has adopted a code of ethics for the principal executive officer, principal financial officer, principal accounting officer and all persons performing similar functions, and corporate governance guidelines for directors. These codes are designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. Both of these documents are available on Oritani-Federal’s website at www.oritani.com. Amendments to and waivers from the code of ethics and corporate governance guidelines for directors are disclosed on Oritani-Federal’s website.
Director Independence
     The Board of Directors has determined that, except as to Mr. Lynch and Mr. DeBernardi, each member of the Board of Directors is an “independent director” within the meaning of the Nasdaq corporate governance listing standards and Oritani-Federal’s corporate governance policies. Mr. Lynch and Mr. DeBernardi are not considered independent as each is an executive officer of Oritani-Federal.
     In addition, the Board of Directors has appointed Mr. Antonaccio as Lead Director. The Lead Director has the following functions:
•	Preside at executive session of the non-management directors.

•	Facilitate communications between other members of the Board of Directors and the Chief Executive Officer. Any director is free to communicate directly with the Chief Executive Officer. The Lead Director’s role is to attempt to improve such communications if they are not entirely satisfactory.

•	Work with the Chief Executive Officer in the preparation of the Board of Directors meeting agenda and information to be provided to the Board of Directors.

•	Chair the annual review of the performance of the Chief Executive Officer.

•	Otherwise consult with the Chief Executive Officer on matters relating to corporate governance and board performance.
     Given the duties of the Lead Director, the Board of Directors has reaffirmed its position of allowing one individual to serve as Chairman and Chief Executive Officer. Mr. Lynch has served as Chairman, President and Chief Executive Officer since the inception of Oritani-Federal.
     During fiscal 2009, each of Directors John J. Skelly, Jr., James J. Doyle, Jr. and Kevin J. Lynch had residential mortgage loans with Oritani Bank. Additionally, Oritani Bank had loans outstanding to entities in which Directors Hekemian and Skelly had an ownership interest in the amounts of $25.2 million and $8.8 million, respectively. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public. Oritani-Federal also utilizes the property management services of Hekemian & Co., Inc. to manage two properties owned by its subsidiaries. Director Hekemian has a partial ownership interest in Hekemian & Co., Inc. During the fiscal year ended June 30, 2009, Oritani-Federal, through its subsidiaries, paid $87,000 to Hekemian & Co., Inc. for these management services. In addition, during the fiscal year ended June 30, 2009, Oritani Bank made rent payments for its Cliffside Park branch totaling $88,080 to the landlord, Willet & Co. Director Hekemian has a partial ownership interest in Willet & Co. The terms of these agreements were determined in the ordinary course of business and were made on substantially the same terms by us as could have been made with unaffiliated parties.
Board of Directors Meetings and Committees
     The Board of Directors of Oritani-Federal and Oritani Bank met 12 times during the fiscal year ended June 30, 2009. All directors attended all Board of Directors and committee meetings during fiscal 2009, including Board and committee meetings of Oritani Bank. Executive sessions of the independent directors are regularly scheduled. Although not required, attendance of directors at the Annual Meeting of Stockholders is encouraged. Each of Oritani-Federal’s directors attended the Oritani-Federal’s 2009 Annual Meeting of Stockholders.
     Oritani-Federal and Oritani Bank have four standing committees of the Board of Directors: Compensation and Corporate Governance Committee; Audit Committee; Loan Committee; and Community Reinvestment Act and Compliance Committee.
Transactions with Certain Related Persons
     Federal law and regulation generally require that all loans or extensions of credit to executive officers and directors must be made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Oritani Bank or Oritani-Federal and must not involve more than the normal risk of collectibility or present other unfavorable features. However, applicable regulations permit executive officers and directors to receive the same terms through loan programs that are widely available to other employees, as long as the director or executive officer is not given preferential treatment compared to the other participating employees.
     Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Oritani Bank. Sarbanes-Oxley does not apply to loans made by a depository institution that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to the Company’s directors and officers are made in conformity with the Federal Reserve Act and Regulation O.
     The aggregate amount of loans to our executive officers, directors and their related entities, was $38.3 million, $36.6 million and $34.8 million at December 31, 2009 and June 30, 2009 and 2008, respectively. For the six months ended December 31, 2009, new loans to and repayments from executive officers, directors and their related entities totaled $2.0 million and $292,000, respectively. These loans were performing according to their original terms at December 31, 2009.

Executive Compensation
     Compensation and Corporate Governance Committee Interlocks and Insider Participation
     Our Compensation and Corporate Governance Committee (“C&CG Committee”) determines the salaries to be paid each year to the Chief Executive Officer and those executive officers who report directly to the Chief Executive Officer. The C&CG Committee consists of Directors Doyle (Chair), Antonaccio, Hekemian and Skelly. None of these individuals was an officer or employee of Oritani-Federal or Oritani Bank during the fiscal year ended June 30, 2009, or is a former officer of Oritani-Federal or Oritani Bank.
     During the fiscal year ended June 30, 2009, (i) no executive of Oritani-Federal served as a member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on the C&CG Committee of Oritani-Federal; (ii) no executive officer of Oritani-Federal served as a director of another entity, one of whose executive officers served on the C&CG Committee of Oritani-Federal; and (iii) no executive officer of Oritani-Federal served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as a director of Oritani-Federal.
Compensation Discussion and Analysis
     Compensation Philosophy and Objectives
     The goal of the Executive Compensation Program is to enable us to attract, develop, and retain strong executive officers capable of maximizing our performance for the benefit of its stockholders. Our compensation philosophy is to provide competitive compensation opportunities that are aligned with our financial performance and the generation of value for stockholders through stock-price appreciation. Our focus is on retaining and motivating key executives, maintaining profitability, asset quality and loan growth, while aggressively controlling expenses.
     Role of the Compensation and Corporate Governance Committee
     The C&CG Committee assists the Board of Directors in discharging its responsibilities regarding the Company’s compensation and benefit plans and practices. Authority granted to the C&CG Committee is established in its charter, which is available on the Company’s website at www.oritani.com. The C&CG Committee meets as necessary. One of the responsibilities of the C&CG Committee is to provide, on an annual basis, final approval of the significant components of the total compensation of the named executive officers. In making these determinations, the C&CG Committee considers the executive’s level of job responsibility, the compensation paid by peers for similar levels of responsibility, industry survey data regarding executive compensation, the financial condition and performance of the Company, and an assessment of the executive’s individual performance. The C&CG Committee also strongly considers the recommendations of the CEO regarding the other named executive officers. The actions of the C&CG Committee are presented for discussion at meetings of the full Board of Directors.
     Use of Outside Advisors and Survey Data. The C&CG Committee uses industry survey data from independent sources and had previously engaged a consulting firm to assist it in performing its duties. The independent sources of industry survey data utilized by the C&CG Committee are the executive compensation reports prepared by the New Jersey League of Community Bankers and L.R. Webber Associates, Inc. (“Webber Survey”). The Webber Survey provides timely and reliable information on wages, salaries, employee benefits, and compensation practices and trends for financial institutions. It is widely utilized within the industry. The C&CG Committee engaged a compensation consulting firm, GK Partners, to prepare a compensation report and analysis in connection with the compensation package of the named executive officers. The report they produced is dated September 28, 2007. GK Partners is an independent, executive compensation consulting firm with experience in, and knowledge of, the financial services industry. The data contained in their report were still considered pertinent and appropriate for usage by the C&CG Committee in performing its responsibilities in calendar 2008. GK Partners was not engaged specifically for calendar 2008 data in order to save costs. They were engaged for 2009. The peers selected for the 2007 GK Partners report for purposes of compiling peer data were local publically traded banks that were considered reasonable competitors based on size, profitability, market capitalization and lines of business. The specific peers were:
•	Clifton Savings Bank

•	Dime Community Bancshares

•	Greater Community Bancorp

•	Investors Bancorp, Inc.

•	Kearny Financial Corp.

•	Lakeland Bancorp

•	NBT Bancorp Inc.

•	OceanFirst Financial Corp.

•	Partners Trust Financial

•	PennFed Financial Services, Inc.

•	Provident Financial Services, Inc.

•	Provident New York

•	Roma Financial Corp.

•	Synergy Financial Corp.
     The C&CG Committee communicated directly with, and received certain reports directly from, GK Partners. In addition to the raw peer data, the C&CG Committee also considered the relative business models, loan growth, asset quality, and profitability of the banks and thrifts in the peer groups. The report prepared by GK Partners included a peer median and average salary and cash incentive for each of the named executive officers based on their title and responsibilities. The C&CG Committee considered the executive’s current base salary and historical annual cash incentive, and compared these amounts to the median and average compensation detailed in the GK Partners Report for the executive’s title and responsibilities. The peer median and average compensation were strongly considered by the C&CG Committee when contemplating the executive’s salary and cash incentive (described in the procedures below). The C&CG Committee decided that the acceptable range for base salary increases was 0 – 20% and the acceptable range of target bonus opportunity for annual cash incentives was 20 — 100% of the executive’s current base salary. Given these restrictions, and considering the information provided in the GK Partners Report, the C&CG Committee determined a preliminary range of base salary and annual cash incentive for each of the named executive officers. A final amount for each executive was determined using the procedures described in the paragraphs below.
Elements of The Compensation Package
     Our 2008/2009 compensation program for named executive officers consisted of base salary, annual cash incentives, equity incentive awards (such as stock options and restricted stock awards), a comprehensive benefits package and perquisites.
     Base Salary. Executive base salary levels are generally reviewed on an annual basis and adjusted as appropriate. We desire to compensate executives fairly. During the fiscal year ended June 30, 2009 the C&CG Committee considered prevailing market conditions and approved certain salary adjustments as indicated below. The C&CG Committee also considered the overall performance of the individual, including their achievement of individual goals as well as their contribution to our goals in making their determinations. The C&CG Committee relied on the data contained in the GK Partners Report, as well as the data from independent surveys, in formulating its opinion of prevailing market conditions. The

C&CG Committee viewed this information as a broad database of the Company’s peers with detailed information on Base Salary and Incentive Compensation. The following table sets forth the base salary increases for the named executive officers approved by the C&CG Committee during fiscal year 2009.
     Base Salary History at June 30, 2009

	Base Salary	Increase Date	Increase	% Increase	New Base Salary
Kevin J. Lynch	$500,000	11/10/08	$45,000	9.00%	$545,000
Michael A. DeBernardi	$250,000	11/10/08	$22,500	9.00%	$272,500
John M. Fields, Jr.	$200,000	11/10/08	$18,000	9.00%	$218,000
Thomas Guinan	$200,000	11/10/08	$18,000	9.00%	$218,000
Philip M. Wyks	$189,000	n/a	$—	n/a	$189,000
     While the C&CG Committee considered the existing base salaries of the named executive officers to be within a reasonable range based on their perception of existing market conditions, it also felt that an adjustment was warranted. In general, the C&CG Committee was pleased with the progress management made in quality balance sheet growth and capital deployment. It felt that our growth, while adhering to strict quality and profitability standards, was exemplary. The measurement period for this conclusion was primarily the fiscal year ended June 30, 2008. The C&CG Committee awarded 9% base salary increases to the named executive officers that they felt were most responsible for these achievements. In the instance of Mr. Wyks, the C&CG Committee decided that no increase in base salary was appropriate at this time as they felt his current salary was sufficient when considered in conjunction with his current responsibilities. The C&CG Committee considered the ending base salaries of all of the named executive officers to be appropriate and reasonable considering, their responsibilities, in comparison to their peers.
     Annual Cash Incentives. Annual cash incentive opportunities are provided to the named executive officers as an incentive to achieve annual goals and objectives. For fiscal 2009 the C&CG Committee determined each named executive officer’s bonus based on a retrospective review of a variety of corporate performance factors and each individual’s contribution to us, taking in to account the operating environment existing during the year. This review is in addition to our actual performance against its operating budget, which is adopted at the beginning of the year along with strategic objectives and projects to be accomplished during the year. At the November 21, 2008 Annual Meeting of Stockholders of Oritani-Federal, stockholders approved the Executive Officer Annual Incentive Plan. This plan became effective at that time and formalized the process of annual cash incentives for named executive officers. Prospective annual cash incentives, if any, will be awarded in accordance with this plan.
     The payments for the named executive officers were based on the achievement of certain goals on a Bank-wide basis as well as individual performance goals. Bank-wide goals included financial performance of Oritani Bank measured on a return-on-assets (ROA) and Efficiency Ratio basis as compared to a peer group. The C&CG Committee held management to a “meet or beat peers” standard. The peer group selected by the C&CG Committee consisted of area banks with a mutual holding company structure. The specific group selected was:
•	Kearny Federal Savings Bank

•	Investors Savings Bank

•	Clifton Savings Bank

•	Roma Bank

•	Northfield Bank

          Peer group results were determined using the FDIC Website for Statistics on Depository Institutions. Peer data regarding ROA and Efficiency Ratio were obtained for the quarterly periods ending September 30, 2008; June 30, 2008; March 31, 2008; and December 31, 2008. The twelve month period ended September 30, 2008 was utilized as this was the most recent period of data available when the cash incentives were being determined. The peer results were averaged and compared to the average results for Oritani Bank (from the same source) for the same periods. Oritani-Delaware’s ROA was 0.58%, versus the peer result of 0.53%. Oritani Bank’s Efficiency Ratio was 53.99%, versus the peer result of 65.15% (a lower efficiency ratio is desired). Accordingly, the C&CG Committee felt that management had met the goal for financial performance. The other bank-wide goals considered were loan portfolio growth, delinquency levels, deployment of excess capital, staffing changes, facility renovations, and new branch openings. In the opinion of the C&CG Committee, all the bank-wide goals had been attained. In addition, the C&CG Committee also felt that the individual performance goals were attained for all of the named executive officers. The C&CG Committee determined that Mr. Lynch had the primary responsibility for the attainment of our Company-wide goals. The C&CG Committee awarded Mr. Lynch an annual cash incentive equal to 50% of his base salary in recognition of his accomplishments. A base annual cash incentive equal to 35% of their respective base salaries was awarded to each of Messrs. DeBernardi, Fields and Guinan. The base award for Mr. Guinan was increased to 40% due to his specific contributions regarding loan originations and loan portfolio growth. The base award for Mr. DeBernardi was pro-rated to 26.25% as he was not a full-time employee for the entire measurement period. The C&CG Committee awarded Mr. Wyks an annual cash incentive equal to 20% of his base salary, primarily due to attainment of his individual performance goals.
          The C&CG Committee approved awards totaling $503,425 to our named executive officers during the fiscal year ended June 30, 2009. The specific amount awarded to each named executive officer for the fiscal year ended June 30, 2009 is set forth in the Bonus column of the table in the “—Executive Officer Compensation—Summary Compensation Table.”
          Equity Incentives. We did not have stock issued to the public prior to our initial public offering which was consummated in 2007. In connection with the initial public offering, Oritani-Federal established an employee stock ownership plan that purchased 3.92% of the total shares issued in the offering (including shares issued to Oritani Financial Corp., MHC and to the OritaniBank Charitable Foundation) for the benefit of employees of Oritani Bank. The employee stock ownership plan is a qualified retirement plan. Additionally, at a special meeting of stockholders in April 2008, our stockholders approved our 2007 Equity Incentive Plan (“the Equity Plan”) which authorized the issuance of up to 2,781,878 shares of our common stock pursuant to grants of incentive and non-statutory stock options, stock appreciation rights, and restricted stock awards. The Equity Plan provides our officers, employees and directors with additional incentives to promote growth and performance. The Equity Plan provides that individuals may receive awards of common stock and grants of options to purchase common stock. The C&CG Committee believes that officer stock ownership provides a significant incentive in building stockholder value by aligning the interests of the officers, employees and directors with those of our shareholders. In addition, stock option grants and stock awards vest over five years, thereby aiding retention. We granted no awards to any named executive officer under the Equity Plan during fiscal 2009. As of June 30, 2009, a total of 2,653,173 stock options and restricted stock awards had been granted under the Equity Plan, representing 95.4% of the shares available.
          Other. Additionally, we provide certain fringe benefits, including retirement plans, termination benefits, and perquisites. The retirement plans consist of:
•	A multi-employer defined benefit plan (a qualified plan). The plan was frozen as of December 31, 2008. All employees who attained the age of 21 and completed one year of service were eligible to participate in the plan.

•	A nonqualified savings incentive plan covering employees whose salary deferrals to the savings incentive plan are limited.

•	A nonqualified Benefit Equalization Plan which provides benefits to employees who are disallowed certain benefits under our qualified benefit plans.

•	A nonqualified Post Retirement Medical Plan for directors and certain eligible employees.

•	A nonqualified Executive Supplemental Retirement Income Agreement for our President and Chief Executive Officer.
     The C&CG Committee considered these items when contemplating the overall compensation package awarded to the named executive officers. The C&CG Committee felt that these items were appropriate given the level of responsibility for each named executive officer and that no changes to the programs were warranted at the time.
          Other Matters
          Corporate Income Tax Considerations. Section 162(m) of the Internal Revenue Code imposes a $1,000,000 annual limit, per executive officer, on a company’s federal tax deduction for certain types of compensation paid to executive officers. Compensation that is “performance-based” under the Internal Revenue Code’s definition is exempt from this limit. Stock option grants are intended to qualify as performance-based compensation. It has been the C&CG Committee’s practice to structure the compensation and benefit programs offered to the named executive officers in order to maximize the tax deductibility of amounts paid. However, in structuring the compensation programs and in reaching compensation decisions, the C&CG Committee considers a variety of factors, including the Company’s tax position, the materiality of the payments and tax deductions involved, and the need for flexibility to address unforeseen circumstances. After considering these factors, the C&CG Committee may decide to authorize compensation payments, all or part of which would be nondeductible for federal tax purposes.
          Section 4999 of the Code imposes a 20% excise tax on certain “excess parachute payments” made to “disqualified individuals.” Under Sections 280G of the Code, such excess parachute payments are also nondeductible to us. If payments that are contingent on a change of control to a disqualified individual (which includes the named executive officers) exceed three times the individual’s “base amount,” they constitute “excess parachute payments” to the extent they exceed one time the individual’s base amount.
          Severance payments to the named executive officers pursuant to their employment agreements that are paid in connection with termination following a Change in Control are subject to reduction in order to avoid an excess parachute payment under Section 280G of the Code.
          Accounting Considerations. The C&CG Committee is informed of the financial statement implications of the elements of the named executive officers’ compensation. However, the probable contribution of a compensation element to the objectives of our named executive officers compensation program and its projected economic cost, which may or may not be reflected on our financial statements, are the primary determining factors of the named executive officers’ compensation decisions.

Executive Officer Compensation
          Summary Compensation Table.
          The following table sets forth for the fiscal years ended June 30, 2009, 2008 and 2007 certain information as to the total remuneration paid to Mr. Lynch, who serves as Chief Executive Officer, Mr. Fields, who serves as Chief Financial Officer, and the three other most highly compensated executive officers of Oritani-Federal or Oritani Bank other than Messrs. Lynch and Fields, who received total compensation in excess of $100,000. Each of the individuals listed in the table below is referred to as a “named executive officer.”

						Change in pension
						value and non-
				Stock	Option	qualified deferred	All other
Name and principal	Fiscal	Salary		Awards	Awards	compensation	compensation
position	Year	($)(1)	Bonus ($)	($)(2)	($) (3)	earnings ($) (4)	($) (5)	Total ($)
Kevin J. Lynch	2009	550,750	250,000	621,949	273,419	1,648,874	110,512	3,455,504
President and Chief	2008	530,769	250,000	103,658	45,570	919,491	111,241	1,960,730
Executive Officer	2007	494,327	200,000	—	—	702,360	63,356	1,460,043

Michael A. DeBernardi	2009	263,846	65,625	298,536	123,038	87,278	25,995	864,318
Executive Vice President	2008	57,692	—	49,756	20,506	22,884	8,312	159,150
and Chief Operating Officer

John M. Fields, Jr.	2009	211,077	70,000	298,536	123,038	73,436	76,249	852,336
Executive Vice President and	2008	196,192	56,700	49,756	20,506	19,149	77,649	419,952
Chief Financial Officer	2007	189,627	59,150	—	—	18,414	28,645	295,836

Thomas Guinan	2009	211,077	80,000	298,536	123,038	115,092	77,776	905,519
Executive Vice President	2008	188,923	58,800	49,756	20,506	39,735	80,826	438,546
and Chief Lending Officer	2007	163,817	53,200	—	—	29,336	29,520	275,873

Philip M. Wyks	2009	191,181	37,800	46,950	18,228	192,800	76,239	563,198
Senior Vice President and	2008	192,635	47,250	7,825	3,038	60,577	78,649	389,973
Corporate Secretary	2007	187,270	46,000	—	—	64,599	28,098	325,967

(1)	Includes $23,058 and $2,181 of payments made in 2009 to Messrs. Lynch and Wyks, respectively, for unused vacation days.

(2)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended June 30, 2009 and 2008, in accordance with SFAS 123(R) and its successor, FASB ASC Topic 718, of restricted stock awards pursuant to the Equity Plan. Assumptions used in the calculation of this amount are included in footnote 14 to Oritani-Federal’s audited financial statements for the fiscal year ended June 30, 2009 included herein.

(3)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes, for the fiscal years ended June 30, 2009 and 2008, in accordance with SFAS 123(R) and its successor, FASB ASC Topic 718, of stock option awards pursuant to the Equity Plan. Assumptions used in the calculation of this amount are included in footnote 14 to Oritani-Federal’s audited financial statements for the fiscal year ended June 30, 2009 included herein.

(4)	The amounts in this column reflect the actuarial increase in the present value at June 30, 2009 compared to June 30, 2008, of the named executive officer’s benefits under the Defined Benefit Plan and Benefit Equalization Plan and, in the case of Mr. Lynch, an Executive Supplement Retirement Income Agreement and the Directors’ Retirement Plan maintained by Oritani Bank, and, in the case of Mr. DeBernardi, the Directors’ Retirement Plan maintained by Oritani Bank, determined using interest rate and mortality rate assumptions consistent with those used in Oritani-Federal’s financial statements and includes amounts for which the named executive officer may not currently be entitled to receive because such amounts are not vested. This column also includes $69,874, $73, $7,435, $2,091, and $5,799 of preferential or above-market earnings on non tax-qualified deferred compensation for non-qualified defined contribution plans for Messrs. Lynch, DeBernardi, Fields, Guinan and Wyks, respectively, as well as $21,025 for Mr. DeBernardi of preferential earnings on a similar plan for deferred director fees.

(5)	The amounts in this column represent the total of all perquisites (non-cash benefits and perquisites such as the use of employer-owned automobiles, membership dues and other personal benefits), employee benefits (employer cost of life insurance and health insurance), and employer contributions to defined contribution plans (the 401(k) Plan, the ESOP and the Benefit Equalization Plan). Amounts are reported separately under the “All Other Compensation” table below.

All Other Compensation

		Company		Company
		Contribution		Contribution to
		on Medical,		ESOP and
		Dental,		401(k) Plan	Benefit
		Disability and		Match	Equalization Plan	Country
	Fiscal	Insurance	Automobile	Contribution	Match	Club Dues
Name	Year	Benefits ($)	Allowance ($)	($)	Contribution ($)	($)	Total ($)
Kevin J. Lynch	2009	16,846	16,521	48,430	20,561	8,154	110,512
	2008	19,885	13,073	48,480	23,423	6,380	111,241
	2007	20,037	15,844	3,462	17,368	6,645	63,356

Michael A. DeBernardi	2009	14,803	9,305	—	1,887	—	25,995
	2008	8,312	—	—	—	—	8,312

John M. Fields, Jr.	2009	13,228	9,620	47,969	5,432	—	76,249
	2008	12,102	9,581	48,815	7,151	—	77,649
	2007	11,042	10,140	3,615	3,848	—	28,645

Thomas Guinan	2009	12,168	7,469	48,527	5,001	4,611	77,776
	2008	11,079	7,458	53,612	2,299	6,377	80,826
	2007	10,078	6,315	6,511	—	6,615	29,520

Philip M. Wyks	2009	16,879	7,522	49,767	2,072	—	76,239
	2008	15,999	7,438	50,414	4,798	—	78,649
	2007	14,515	6,585	6,998	—	—	28,098
          Plan-Based Awards. The following table sets forth the threshold, target and maximum award amounts that could be earned by the named executive officers during fiscal 2010 that were established during fiscal 2009 under our Executive Officer Annual Incentive Plan. There were no grants made to the named executive officers during fiscal 2009 under our Stock Based Incentive Plan.
Grants of Plan-Based Awards for the Fiscal Year Ended June 30, 2009

	Estimated Possible Payouts Under Non-Equity
	Incentive Plan Awards (1)
	Threshold	Target	Maximum
Name	($)	($)	($)
Kevin J. Lynch	136,250	272,500	408,750
Michael A. DeBernardi	59,950	109,00	133,525
John M. Fields, Jr.	47,960	87,200	106,820
Thomas Guinan	47,960	87,200	106,820
Philip M. Wyks	30,712	37,800	47,250

(1)	Assumes full achievement of individual component of award total.

          Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of June 30, 2009 for the named executive officers.

OUTSTANDING EQUITY AWARDS AT JUNE 30, 2009
	Option Awards				Stock Awards
	Number of	Number of
	Securities	Securities			Number of	Market Value
	Underlying	Underlying			Shares or Units	of Shares or
	Unexercised	Unexercised	Option	Option	of Stock That	Units of Stock
	Options (#)	Options (#)	Exercise Price	Expiration	Have Not	That Have Not
Name	Exercisable	Unexercisable(1)	($)	Date(2)	Vested (#)(3)	Vested ($)(4)
Kevin J. Lynch	79,482	317,929	15.65	05/05/18	158,965	2,179,410
Michael A. DeBernardi	35,767	143,068	15.65	05/05/18	76,303	1,046,114
John M. Fields, Jr.	35,767	143,068	15.65	05/05/18	76,303	1,046,114
Thomas Guinan	35,767	143,068	15.65	05/05/18	76,303	1,046,114
Philip M. Wyks	5,299	21,195	15.65	05/05/18	12,000	164,520

(1)	Represents options awarded under the 2007 Equity Incentive Plan. Such options vest ratably over the five year period that began May 5, 2009. No eligible options have been exercised.

(2)	Stock options expire ten years after the grant date.

(3)	Represents the unvested stock grants awarded under the 2007 Equity Incentive Plan. Such grants vest ratably over the five year period that began May 5, 2009.

(4)	This amount is based on the $13.71 closing trading price of Oritani Financial Corp.’s common stock on June 30, 2009.
     Option Exercises And Stock Vested. None of the Company’s named executive officers exercised any stock options during the fiscal year ended June 30, 2009. During fiscal 2009, 20% of the total number of shares of each officers’ restricted shares vested.

OPTION EXERCISES AND STOCK VESTED
	Option Awards		Stock Awards
	Shares
	Acquired on	Value Realized	Number of Shares Acquired on
Name	Exercise (#)	on Exercise ($)	Vesting (#)	Value Realized on Vesting ($)(1)
Kevin J. Lynch	—	—	39,741	567,899
Michael A. DeBernardi	—	—	19,076	272,596
John M. Fields, Jr.	—	—	19,076	272,596
Thomas Guinan	—	—	19,076	272,596
Philip M. Wyks	—	—	3,000	42,870

(1)	This amount is based on the per share fair market value of Oritani-Federal’s common stock on May 5, 2009 of $14.29.

          Pension Benefits. The following table sets forth information with respect to pension benefits at and for the fiscal year ended June 30, 2009 for the named executive officers. See “Defined Benefit Plan,” “Director’s Retirement Plan,” “Benefit Equalization Plan” and “Executive Supplemental Retirement Income Agreement” for a discussion of the plans referenced in this table.
Pension Benefits at and for the Fiscal Year Ended June 30, 2009

			Present Value of
		Number of Years	Accumulated Benefit	Payments During
Name	Plan Name	Credited Service (#)	($)(1)	Last Fiscal Year ($)
Kevin J. Lynch	Defined Benefit Plan	15.50	531,000	—
	Directors’ Retirement Plan	18.67	407,000	—
	Benefit Equalization Plan	15.50	1,473,000	—
	Executive Supplemental Income Agreement	4.50	2,314,000	—

Michael A. DeBernardi	Defined Benefit Plan	—	—	—
	Benefit Equalization Plan	—	—	—
	Directors’ Retirement Plan	15.67	170,000

John M. Fields, Jr.	Defined Benefit Plan	10.67	128,000	—
	Benefit Equalization Plan	10.67	27,000	—

Thomas Guinan	Defined Benefit Plan	21.17	303,000	—
	Benefit Equalization Plan	5.50	8,000	—

Philip M. Wyks	Defined Benefit Plan	32.50	701,000	—
	Benefit Equalization Plan	32.50	83,000	—

(1)	The figures shown are determined as of the plan’s measurement date of June 30, 2009 for purposes of Oritani-Federal’s audited financial statements. For mortality, discount rate and other assumptions used for this purpose, please refer to note 13 in the audited financial statements included herein.
          Nonqualified Deferred Compensation.
          The following table sets forth information with respect to the portion of the Benefit Equalization Plan that supplements the 401(k) Plan and the employee stock ownership plan at and for the fiscal year ended June 30, 2009 for the named executive officers.
Nonqualified Deferred Compensation at and for the Fiscal Year Ended June 30, 2009

	Executive	Registrant		Aggregate	Aggregate Balance at
	Contributions in Last	Contributions in Last	Aggregate Earnings in	Withdrawals/	Last Fiscal Year End
Name	Fiscal Year	Fiscal Year (1)	Last Fiscal Year(2)	Distributions ($)	($)
Kevin J. Lynch	127,199	20,561	106,093	—	1,318,161
Michael A. DeBernardi	12,632	1,887	144	—	14,662
John M. Fields, Jr.	33,312	5,432	15,470	—	199,995
Thomas Guinan	26,042	5,001	4,237	—	61,518
Philip M. Wyks	12,196	2,072	12,108	—	147,209

(1)	The amounts reported in this column were also reported as compensation under “All Other Compensation” in the Summary Compensation Table.

(2)	For Messrs. Lynch, DeBernardi, Fields, Guinan and Wyks, $69,874, $73, $7,436, $2,092 and $5,800 respectively, were reported as preferential or above-market earnings for each individual under “Change in pension value and non-qualified deferred compensation earnings” in the Summary Compensation Table.
Benefit Plans and Arrangements
          Employment Agreements. Oritani Bank entered into an employment agreement with Kevin J. Lynch effective as of January 1, 2003. The agreement had an initial term of three years. Unless notice of non-renewal is provided, the agreement renews annually. Under the agreement, the current base salary is $545,000. The base salary is reviewed at least annually and may be increased, but not decreased. In addition to base salary, the agreement provides for, among other things, participation in bonus programs and other employee pension benefit and fringe benefit plans applicable to executive employees, use of an automobile and reimbursement of expenses associated with the use of such automobile. The executive is also entitled to reimbursement of business expenses, including fees for membership in a country club, a health club, and such other clubs and organizations as appropriate for business purposes. The executive is entitled to indemnification to the fullest extent permitted under applicable law against all expenses and liabilities reasonably incurred by him in connection with any action in which he may be involved by reason of having been an officer or director of Oritani Bank. Upon retirement at age 70 (or at an earlier age in accordance with any retirement arrangement established with the executive’s consent) the executive and his spouse would be entitled to continuing health care insurance coverage until the death of the executive and his spouse.
     The executive is entitled to severance payments and benefits in the event of his termination of employment under specified circumstances. In the event the executive’s employment is terminated for reasons other than just cause, disability, death, retirement or a change in control, or in the event the executive resigns during the term of the agreement following (1) the failure to elect or reelect or to appoint or reappoint executive to his executive position, (2) a material change in the executive’s functions, duties, or responsibilities, which change would cause executive’s position to become one of lesser responsibility, importance or scope, (3) a relocation of the executive’s principal place of employment by more than 30 miles from its location at the effective date of the employment agreement or a material reduction in the benefits and perquisites from those being provided to the executive as of the effective date of the employment agreement, (4) the liquidation or dissolution of Oritani Bank, or (5) a breach of the employment agreement by Oritani Bank, the executive (or, in the event of the executive’s death, his beneficiary) would be entitled to a severance payment equal to three times the sum of the executive’s highest base salary and highest rate of bonus, and the executive would be entitled to the continuation of life, medical, and dental coverage for 36 months or as provided in the Oritani Bank nonqualified senior officers medical benefit plan. In the event of a termination following a change in control of Oritani-Federal, the executive (or, in the event of the executive’s death, his beneficiary) would be entitled to a severance payment equal to three times the sum of the executive’s highest base salary and highest rate of bonus paid to him during the term of the employment agreement, plus continuation of insurance coverage for 36 months. In the event the severance payment provisions of the employment agreement are triggered, the executive would be entitled to a cash severance benefit in the amount of approximately $2.4 million, which amount is subject to reduction in order to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.
     Upon termination of the executive’s employment other than in connection with a change in control, the executive agrees not to compete with Oritani Bank for one year following termination of employment in any city, town or county in which Oritani Bank has an office or has filed an application for regulatory approval to establish an office. Should the executive become disabled, Oritani Bank would continue to pay the executive his base salary, bonuses and other cash compensation for the longer of the remaining term of the employment agreement or one year, provided that any amount paid to the executive pursuant to any disability insurance would reduce the compensation he would receive. In the event the executive dies while employed by Oritani Bank, the executive’s beneficiary or estate will be paid the executive’s base salary for the remaining term of the employment agreement and the executive’s family will be entitled to continuation of medical and dental benefits.
     Oritani Bank has entered into employment agreements with Messrs. DeBernardi, Fields, Guinan and Wyks that are substantially similar to the employment agreement of Mr. Lynch, except that each of these agreements has a term of two years and entitles the executive to a severance payment equal to two times the sum of the executive’s highest base salary and highest rate of bonus and to the continuation of life, medical, and dental coverage for 24 months or as provided in the Oritani Bank nonqualified senior officers medical benefit plan. In the event of a termination following a change in control of Oritani-Federal, the executive (or, in the event of the executive’s death, his beneficiary) would be entitled to a severance payment equal to two times the sum of the executive’s highest base salary and highest rate of bonus paid to him or her during the term of the employment agreement, plus continuation of insurance coverage for 24 months.
     Benefit Equalization Plan. Oritani Bank has adopted the 2005 Benefit Equalization Plan to provide certain executives with benefits to which they would otherwise be entitled under Oritani Bank’s Defined Benefit Pension Plan, 401(k) Plan and Employee Stock Ownership Plan, but for the limitations imposed by the Internal Revenue Code. The 2005 Benefit Equalization Plan was adopted to incorporate the required provisions of Code Section 409A and was amended and restated in January 2008 in order to incorporate the final Department of Treasury regulations issued under Code Section 409A. Oritani Bank’s prior Benefit Equalization Plan was frozen effective as of December 31, 2004. The 2005 Benefit Equalization Plan is materially similar to the frozen Benefit Equalization Plan, except that a participant’s elections regarding distributions under the tax-qualified 401(k) Plan, the Employee Stock Ownership Plan and Defined Benefit Pension Plan control the form and timing of distributions of a participant’s account in the frozen Benefit Equalization Plan. This provision is no longer permitted with respect to deferrals or accruals subject to Code Section 409A and is not included in the 2005 Benefit Equalization Plan. Employees who are president, executive vice president, senior vice president and vice president of Oritani Bank are eligible to participate in the plan. During fiscal 2009, eleven current employees and one retired employee participated in the 2005 Benefit Equalization Plan. A committee appointed by the Oritani Bank Board of Directors administers the plan.
     Under the 401(k) portion of the 2005 Benefit Equalization Plan, participants may make annual deferrals of compensation in an amount up to the difference between the maximum amount the participant would be permitted to contribute to Oritani Bank’s 401(k) plan for the given year but for the limitations of the Internal Revenue Code and the deferrals actually made to the 401(k) plan by the participant for the plan year. Oritani Bank will establish a supplemental 401(k) plan account for each participant and credit the account with such contributions. In addition, the participant’s account will be credited monthly with earnings at a rate equivalent to the greater of (i) the Citibank Prime Rate, or (ii) nine percent (9%), plus matching contributions. For fiscal 2009, a total of $146,000 in interest was credited to the accounts of current employees under this plan. Upon termination of service due to any reason other than death, the supplemental 401(k) plan benefit will be payable either in a lump sum or in up to 5 annual installments, as elected by the participant pursuant to his initial deferral election. Upon termination of service due to death, the supplemental 401(k) plan benefit under the 2005 Benefit Equalization Plan will be payable to the participant’s beneficiary either in a lump sum or in annual installments, pursuant to the participant’s initial deferral election.
     Upon termination of service due to any reason other than death, a participant will also be entitled to a benefit equal to the difference between the actuarial present value of the participant’s normal retirement benefit under Oritani Bank’s defined benefit plan and the actuarial present value of his normal retirement benefit calculated pursuant to the terms of the defined benefit plan, without the application of the limitations imposed by the Internal Revenue Code, which amount will be reduced and offset by the corresponding benefit amount payable to the participant under the frozen Benefit Equalization Plan. The supplemental defined benefit plan benefit under the 2005 Benefit Equalization Plan will be payable to the participant in monthly installments for the longer of 120 months or the remainder of the participant’s life. In the event of the participant’s death before 120 installments have been paid, the participant’s beneficiary will receive the present value of the remaining monthly installments in a lump sum. Alternatively, the participant may also make, prior to commencement of the supplemental defined benefit plan benefit, a one-time irrevocable election to receive his benefit under the plan in the form of a 100% joint and survivor annuity or a 50% joint and survivor annuity. Upon termination of service due to death, the supplemental defined benefit plan benefit under the 2005 Benefit Equalization Plan will be payable to the participant’s beneficiary either in a lump sum or in annual installments, pursuant to the participant’s initial deferral election. A participant’s supplemental defined benefit plan amount payable under the 2005 Benefit Equalization Plan will be reduced and offset by the corresponding supplemental defined benefit plan amount payable under the frozen Benefit Equalization Plan.
     The supplemental employee stock ownership plan benefit under the 2005 Benefit Equalization Plan is denominated in shares of phantom stock equal to the difference between the number of shares of Oritani-Federal common stock that would have been allocated to the participant under the employee stock ownership plan, but for the limitations imposed by the Internal Revenue Code, and the actual number of shares of Oritani-Federal common stock allocated to the participant under the Oritani Bank employee stock ownership plan for the relevant plan year, plus earnings on the phantom shares deemed allocated to the participant’s supplemental employee stock ownership plan account, based on the fair market value of Oritani-Federal stock on such date. Upon termination of service due to any reason other than death, the supplemental employee stock ownership plan benefit will be payable either in a lump sum or in up to five annual installments, as elected by the participant pursuant to his initial deferral election. Upon termination of service due to death, the supplemental employee stock ownership plan benefit under the 2005 Benefit Equalization Plan will be payable to the participant’s beneficiary either in a lump sum or in annual installments, pursuant to the participant’s initial deferral election.
     In the event of a change in control of Oritani Bank or Oritani-Federal, the participant’s supplemental 401(k) plan benefit, supplemental employee stock ownership plan benefit, and supplemental defined benefit plan will be paid to the participants in a lump sum at the time of the change in control, unless a participant has selected an alternative form of distribution upon a change in control. Such an election, if made, was required to be made by a participant not later than December 31, 2008, or with respect to new plan participants within thirty days after the participant first becomes eligible to participate in the 2005 Benefit Equalization Plan.
     Executive Supplemental Retirement Income Agreement. Oritani Bank entered into an Executive Supplemental Retirement Income Agreement (the “Agreement”) for Kevin J. Lynch (the “Executive”) effective as of January 1, 2005. The Agreement was amended and restated during 2008 for the final Department of Treasury regulations issued under Code Section 409A. The Agreement provides for the payment of a supplemental retirement income benefit equal to 70% of the Executive’s highest average annual base salary and bonus (over a 36-consecutive month period within the last 120 consecutive months of employment), reduced by the sum of the Executive’s annuitized value of the benefits payable from Oritani Bank’s Defined Benefit Pension Plan, the annuitized value of the benefits payable under the defined benefit portion of Oritani Bank’s frozen Benefit Equalization Plan and 2005 Benefit Equalization Plan and the annuitized value of one-half of the Executive’s Social Security benefits attributable to Social Security taxes paid by Oritani Bank on behalf of the Executive, reduced by the Social Security offset under the Oritani Bank’s Defined Benefit Pension Plan. In the event the Executive dies prior to termination of employment or after termination of employment but prior to the payment of any portion of the supplemental retirement income benefit, the Executive’s beneficiary will be entitled to a survivor’s benefit, payable in 240 monthly installments, and equal to the greater of the annual amount of $327,446 reduced by the annuitized value of the benefit payable under the Benefit Equalization Plan, or the supplemental retirement income benefit determined as if the Executive retired on the day before his death and commenced receiving benefits at such time. In the event the Executive dies while receiving benefits under the Agreement, the unpaid balance of benefits will be paid to the Executive’s beneficiary for the remainder of the 240 installments. Upon the Executive’s retirement, the Executive will be entitled to a supplemental retirement income benefit payable in monthly installments over the longer of 240 months or the Executive’s lifetime. In the event the Executive is a “specified employee,” payments will commence the first day of the 7th month following the Executive’s retirement, but only to the extent necessary to comply with Code Section 409A. Upon attainment of age 60, the Executive may elect to retire and receive an early retirement benefit equal to the supplemental retirement income benefit reduced by 5% per year for each year prior to the Executive’s 65th birthday, payable monthly for the longer of 240 months or the Executive’s lifetime. In the event the Executive becomes disabled, he will be entitled to a supplemental disability benefit equal to the supplemental retirement income benefit calculated as if the Executive retired on the date of his termination of employment due to disability, reduced by 5% per year for each year that such disability occurs prior to the Executive’s 65th birthday. In the event of the Executive’s termination of employment within 3 years following a change in control, other than due to termination for cause, the Executive will be entitled to a full supplemental retirement income benefit calculated as if the Executive had retired following his normal retirement date. Payments to the Executive in the event of a change in control generally will be made in 240 monthly installments. During 2008 the Agreement was amended to permit the Executive to elect a lump sum distribution on a change in control, provided that such election was made prior to December 31, 2008. Oritani Bank may establish a rabbi trust to fund its obligations under the Agreement.
     Senior Officers and Directors Post-Retirement Medical Coverage. Directors who qualify for benefits under the Directors’ Retirement Plan, and senior officers designated by the Board of Directors who have attained age 52 and have at least five years of service, are eligible to participate in the senior officers and directors post-retirement medical coverage program. If a participant dies after becoming eligible for coverage but prior to retirement, the individual will be deemed to have retired on the day before the individual died. Coverage will begin at the time of retirement and continue at the same level as before retirement. Retirees who are eligible for Medicare benefits will have benefits under the program coordinated with Medicare benefits. The spouse of a senior officer or director covered under the program will be entitled to medical coverage for life. Oritani Bank’s contribution to the program will be limited to two times the medical insurance premium at the time of the individual’s retirement. During fiscal 2009, eight current employees were eligible for participation in the Senior Officers and Directors Post-Retirement Medical Coverage, and the total cost to Oritani Bank during fiscal 2009 was $247,000.
     Group Life Insurance Retirement Plan. In conjunction with its investment in Bank Owned Life Insurance, Oritani Bank implemented this plan which provides selected employees and directors with post-retirement life insurance. Coverage under this plan is only applicable to selected employees and directors who retire from Oritani Bank under this plan (unless their termination is due to disability or change in control). The post-retirement coverage provided under this plan is equal to: two times annual base salary for vice presidents and above; one time annual base salary for assistant vice presidents and below; and $50,000 for directors. This coverage was obtained in conjunction with Oritani-Federal’s purchase of Bank Owned Life Insurance. Oritani-Federal incurs no additional cost to provide the coverage, however, there is an expense accrual associated with the benefit. This accrual totaled $99,000 during fiscal 2009.
     401(k) Plan. Oritani Bank participates in the Pentegra Defined Contribution Plan for Financial Institutions, a multiple-employer 401(k) plan, for the benefit of its employees. Employees who have completed 1,000 hours of service during a 12-consecutive-month period are eligible to participate in the plan. Participants may contribute up to 50% of their plan salary to the plan. Oritani Bank will provide matching contributions at the rate of 50% of the participant’s contributions, up to 6% of each participant’s monthly plan salary. Employee and employer contributions are 100% vested at all times. In general, under federal tax law limits, the annual contributions made to the plan may not exceed the lesser of 100% of the participant’s total compensation or $49,000 for calendar 2009. For this purpose, contributions include employer contributions, participant 401(k) contributions and participant after-tax contributions. Participants who have attained age 50 before the end of a calendar year will be eligible to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum catch-up contribution level for 2009 is $5,500. This amount is periodically adjusted for inflation. Contributions are invested at the participant’s direction in one or more of the investment funds provided under the plan. A loan program is available to plan participants. In general, participants may make only one withdrawal from their accounts per calendar year while they are employed, subject to certain limitations; upon termination of employment, they may make withdrawals from their accounts at any time. Participants who become disabled may withdraw from their vested account balance as if they had terminated employment. In the event of a participant’s death, the participant’s beneficiary will be entitled to the value of the participant’s account. In connection with the minority stock offering, Oritani Bank withdrew from the Pentegra plan and established an individually designed 401(k) plan with terms substantially similar to the Pentegra plan. In addition, an employer stock fund will be created within the 401(k) plan in order to permit participants in the 401(k) plan to purchase shares of employer stock for their accounts.
     Defined Benefit Plan. Oritani Bank participates in the Financial Institutions Retirement Fund, a multiple-employer defined benefit plan, for the benefit of its employees. Employees of Oritani Bank who are age 21 or older and who have completed 12 months of employment are eligible to participate in the plan. Participants become vested in their retirement benefit upon completion of 5 years of employment, provided that participants who have reached age 65 automatically become 100% vested, regardless of the number of completed years of employment. Payments of benefits under the plan are made in the form of a life annuity with 120 payments guaranteed unless one of the optional forms of distribution has been selected. Upon termination of employment at or after age 65, a participant will be entitled to an annual normal retirement benefit equal to 1.25% multiplied by the number of years of benefit service, multiplied by the participant’s average annual salary, up to the covered compensation limits, for the 5 highest paid consecutive years of benefit service. In addition, the participant will be entitled to an annual retirement benefit equal to 1.75% multiplied by the number of years of benefit service, multiplied by the participant’s average annual salary in excess of the covered compensation limits, for the 5 highest paid consecutive years. The covered compensation limit is the average of the maximum wage subject to FICA taxes (i.e., the social security wage base) for the 35-year period preceding social security retirement age. In the event a participant has more than 35 years of service, the benefit attributable to benefit service completed in excess of 35 years will be calculated by using a 1.75% accrual rate for the portion of a participant’s high-5 year average salary below the covered compensation limit. Participants who terminate employment prior to age 65 will be entitled to a reduced retirement benefit calculated by applying an early retirement factor based on the participant’s age when payments begin. The earliest age at which a participant may receive retirement benefits is age 55. Normal and early retirement benefits are payable over the longer of the lifetime of the retiree or 120 monthly installments. In the event a retiree dies before 120 monthly installments have been paid, the retiree’s beneficiary will be entitled to the value of such unpaid installments paid in a lump sum. The participant or beneficiary may elect to have benefits paid in the form of installments. In the event a participant dies while in active service, his beneficiary will be entitled to a lump sum death benefit equal to 100% of the participant’s last 12 months’ salary, plus an additional 10.0% of such salary for each year of benefit service until a maximum of 300% of such salary is reached for 20 or more years, plus refund of the participant’s contributions, if any, with interest.
     This plan was frozen as of January 1, 2009. Existing participants remain eligible to receive their accrued benefit as of that date, however, no new benefits will accrue under the plan.
Stock Benefit Plans
     Employee Stock Ownership Plan and Trust. The employee stock ownership plan was adopted in connection with our initial stock offering. Employees who are at least 21 years old with at least one year of employment with Oritani Bank are eligible to participate. The employee stock ownership plan trust borrowed funds from Oritani-Federal and used those funds to purchase a shares of our common stock equal to 3.92% of the outstanding shares of common stock, including shares of common stock issued to Oritani Financial Corp., MHC and to the OritaniBank Charitable Foundation. Collateral for the loan is the common stock purchased by the employee stock ownership plan. The loan will be repaid principally from Oritani Bank discretionary contributions to the employee stock ownership plan over a period of not more than 20 years. The loan documents provide that the loan may be repaid over a shorter period, without penalty for prepayments. The interest rate for the loan is a floating rate equal to the prime rate. Shares purchased by the employee stock ownership plan are held in a suspense account for allocation among participants as the loan is repaid.
     Contributions to the employee stock ownership plan and shares released from the suspense account in an amount proportional to the repayment of the employee stock ownership plan loan are allocated among employee stock ownership plan participants on the basis of compensation in the year of allocation. Benefits under the plan become vested at the rate of 20% per year, starting upon completion of two years of credited service, and are fully vested upon completion of six years of credited service, with credit given to participants for up to three years of credited service with Oritani Bank mutual predecessor prior to the adoption of the plan. A participant’s interest in his account under the plan will also fully vest in the event of termination of service due to a participant’s early or normal retirement, death, disability, or upon a change in control (as defined in the plan). Vested benefits will be payable generally in the form of common stock, or to the extent participants’ accounts contain cash, benefits will be paid in cash. Oritani Bank’s contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits. Therefore, benefits payable under the employee stock ownership plan cannot be estimated. Pursuant to SOP 93-6, we are required to record compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account. In the event of a change in control, the employee stock ownership plan will terminate.
     Stock-Based Incentive Plan. We adopted the 2007 Equity Incentive Plan to provide our officers, employees and directors with additional incentives to promote our growth and performance. Stockholders approved the Equity Plan on April 22, 2008. Subject to permitted adjustments for certain corporate transactions, the Equity Plan authorizes the issuance of up to 2,781,878 shares of our common stock pursuant to grants of incentive and non-statutory stock options, stock appreciation rights, and restricted stock awards. No more than 794,823 shares may be issued as restricted stock awards.
     Employees and outside directors of Oritani-Federal or its subsidiaries are eligible to receive awards under the Equity Plan, except that non-employees may not be granted incentive stock options. Awards may be granted in a combination of incentive and non-statutory stock options, stock appreciation rights or restricted stock awards.
Potential Payments Under Termination or Change in Control Agreements.
     The tables below reflect the amount of compensation to each of the named executive officers pursuant to such individual’s employment agreement in the event of termination of such executive’s employment. No payments are required due to a voluntary termination under the employment agreements (prior to a change in control). The amount of compensation payable to each Named Executive Officer upon involuntary not-for-cause termination, termination following a change of control and in the event of disability or death is shown below. The amounts shown assume that such termination was effective as of June 30, 2009, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Oritani-Federal.

Termination Payments

			Involuntary
	Involuntary		Termination
	Termination		after Change in Control		Retirement		Disability		Death
Kevin J. Lynch
Employment Agreement	$2,435,537	(1)	$1,037,789	(2)	$—	(3)	$1,314,719	(4)	$1,303,546	(5)
Executive Supplemental Retirement Income Agreement	$1,966,900	(6)	$2,314,000	(6)	$2,314,000	(6)	$1,966,900	(6)	$1,966,900	(6)
Benefit Equalization Plan	$1,473,000	(7)	$1,473,000	(7)	$1,473,000	(7)	$1,473,000	(7)	$1,473,000	(7)
2005 Directors’ Retirement Plan	$407,000	(8)	$407,000	(8)	$407,000	(8)	$407,000	(8)	$407,000	(8)
2007 Equity Incentive Plan	$—	(9)	$2,179,410	(9)	$—	(9)	$2,179,410	(9)	$2,179,410	(9)
Michael A. DeBernardi
Employment Agreement	$705,857	(10)	$—	(11)	$—	(12)	$384,986	(13)	$382,801	(14)
Benefit Equalization Plan	$—	(15)	$—	(15)	$—	(15)	$—	(15)	$—	(15)
2005 Directors’ Retirement Plan	$—	(16)	$170,000	(16)	$—	(16)	$—	(16)	$—	(16)
2007 Equity Incentive Plan	$—	(17)	$1,046,114	(17)	$—	(17)	$1,046,114	(17)	$1,046,114	(17)
John M. Fields, Jr.
Employment Agreement	$602,455	(18)	$306,669	(19)	$—	(20)	$309,845	(21)	$308,295	(22)
Benefit Equalization Plan	$27,000	(23)	$27,000	(23)	$27,000	(23)	$27,000	(23)	$27,000	(23)
2007 Equity Incentive Plan	$—	(24)	$1,046,114	(24)	$—	(24)	$1,046,114	(24)	$1,046,114	(24)
Thomas G. Guinan
Employment Agreement	$620,336	(25)	$272,881	(26)	$—	(27)	$308,425	(28)	$306,875	(29)
Benefit Equalization Plan	$8,000	(30)	$8,000	(30)	$8,000	(30)	$8,000	(30)	$8,000	(30)
2007 Equity Incentive Plan	$—	(31)	$1,046,114	(31)	$—	(31)	$1,046,114	(31)	$1,046,114	(31)
Philip M. Wyks
Employment Agreement	$487,358	(32)	$487,358	(33)	$—	(34)	$275,878	(35)	$274,427	(36)
Benefit Equalization Plan	$83,000	(37)	$83,000	(37)	$83,000	(37)	$83,000	(37)	$83,000	(37)
2007 Equity Incentive Plan	$—	(38)	$164,520	(38)	$—	(38)	$164,520	(38)	$164,520	(38)

(1)	This amount represents 3 times the sum of (i) Mr. Lynch’s highest base salary plus, (ii) highest bonus, and (iii) Oritani Bank contributions to continued life, medical, dental and disability insurance for 36 months following termination of employment.

(2)	This amount represents the maximum severance payments and other benefits to Mr. Lynch under his employment agreement without incurring an “excess parachute payment” under Code Section 280G. Severance payments and other benefits provided to Mr. Lynch as a result of the change in control are reduced by $1,397,749 in order to avoid an “excess parachute payment.”

(3)	Mr. Lynch is entitled to no payments or benefits under his employment agreement as a result of his retirement.

(4)	In the event of his disability, Mr. Lynch would receive his base salary and continued health care coverage for the longer of the remaining term of his employment agreement, or one year, less amounts payable under any disability programs. This amount represents Mr. Lynch’s base salary and continued life, medical, dental and disability insurance for the remaining term of the agreement, without any reduction for payments under bank sponsored disability programs.

(5)	In the event of his death, Mr. Lynch’s beneficiary would be entitled to receive Mr. Lynch’s base salary and medical, dental, family and other benefits for the remaining term of the employment agreement.

(6)	This amount represents the present value of Mr. Lynch’s accumulated benefit under his Executive Supplemental Retirement Income Agreement. Under his Executive Supplemental Retirement Income Agreement, Mr. Lynch is entitled to receive an annual supplemental retirement benefit commencing at age 65 equal to 70% of his highest annual base salary and bonus over the consecutive 36 month period within the last 120 consecutive calendar months of employment, reduced by the sum of (i) the annuitized value of his benefits under the bank’s pension plan, (ii) the annuitized value of his benefits under the “defined benefit” portion of the Bank’s Benefit Equalization Plan, and (iii) the annuitized value of one-half of his Social Security benefits attributable to taxes paid by the bank on his behalf. Upon a change in control, Mr. Lynch is entitled to the full supplemental retirement income benefit as if he worked through age 65. In the event of Mr. Lynch’s death, disability, or termination prior to reaching age 65, Mr. Lynch is entitled to his early retirement benefit equal to 85% of his supplemental retirement benefit. Mr. Lynch is fully vested in his early retirement benefit.

(7)	Following Mr. Lynch’s separation from service for any reason, he will be entitled to receive his accrued benefit under the Benefit Equalization Plan as of his date of termination.

(8)	This amount represents the present value of Mr. Lynch’s accumulated benefit under the 2005 Directors Retirement Plan. Under the 2005 Director s’ Retirement Plan, Mr. Lynch is entitled to receive an annual retirement benefit equal to 50% of the aggregate compensation paid to him during the year of his retirement. Mr. Lynch is currently 100% vested in his annual retirement benefit under the plan, and his benefits under the plan will commence following his date of termination.

(9)	This amount represents the fair market value of the outstanding equity awards that become exercisable as a result of Mr. Lynch’s involuntary termination after a change in control, disability, or death. In the event of Mr. Lynch’s involuntary termination or retirement, his unvested outstanding equity awards would be forfeited.

(10)	This amount represents 2 times the sum of (i) Mr. DeBernardi’s highest base salary plus, (ii) highest bonus, and (iii) Bank contributions to continued life, medical, dental and disability insurance for 24 months following termination of employment.

(11)	This amount represents the maximum severance payments and other benefits to Mr. DeBernardi under his employment agreement without incurring an “excess parachute payment” under Code Section 280G. Severance payments and other benefits provided to Mr. DeBernardi as a result of the change in control are reduced by $705,857 in order to avoid an “excess parachute payment.”

(12)	Mr. DeBernardi is entitled to no payments or benefits under his employment agreement as a result of his retirement.
(footnotes continued on next page)

(13)	In the event of his disability, Mr. DeBernardi would receive his base salary and continued health care coverage for the longer of the remaining term of his employment agreement, or one year, less amounts payable under any disability programs. This amount represents Mr. DeBernardi’s base salary and continued life, medical, dental and disability insurance for the remaining term of the agreement, without any reduction for payments under Bank sponsored disability programs.

(14)	In the event of his death, Mr. DeBernardi’s beneficiary would be entitled to receive Mr. DeBernardi’s base salary and medical, dental, family and other benefits for the remaining term of the employment agreement.

(15)	Mr. DeBernardi has not accumulated any benefits under the Benefit Equalization Plan.

(16)	Under the 2005 Director s’ Retirement Plan, Mr. DeBernardi is entitled to receive an annual retirement benefit equal to 50% of the aggregate compensation paid to Mr. DeBernardi during the year of his retirement. Mr. DeBernardi is not currently vested in his annual retirement benefit under the plan, which will occur when Mr. DeBernardi attains age 65. Upon a change in control, Mr. DeBernardi will be entitled to receive his annual retirement benefit regardless of his actual age.

(17)	This amount represents the fair market value of the outstanding equity awards that become exercisable as a result of Mr. DeBernardi’s involuntary termination after a change in control, disability, or death. In the event of Mr. DeBernardi’s involuntary termination or retirement, his unvested outstanding equity awards would be forfeited.

(18)	This amount represents 2 times the sum of (i) Mr. Fields’ highest base salary plus, (ii) highest bonus, and (iii) Bank contributions to continued life, medical, dental and disability insurance for 24 months following termination of employment.

(19)	This amount represents the maximum severance payments and other benefits to Mr. Fields under his employment agreement without incurring an “excess parachute payment” under Code Section 280G. Severance payments and other benefits to Mr. Fields as a result of the change in control are reduced by $295,786 in order to avoid an “excess parachute payment.”

(20)	Mr. Fields is entitled to no payments or benefits under his employment agreement as a result of his retirement.

(21)	In the event of his disability, Mr. Fields would receive his base salary and continued health care coverage for the longer of the remaining term of his employment agreement, or one year, less amounts payable under any disability programs. This amount represents Mr. Fields’ base salary and continued life, medical, dental and disability insurance for the remaining term of the agreement, without any reduction for payments under Bank sponsored disability programs.

(22)	In the event of his death, Mr. Fields’ beneficiary would be entitled to receive Mr. Fields’ base salary and medical, dental, family and other benefits for the remaining term of the employment agreement.

(23)	Following Mr. Fields’ separation from service for any reason, he will be entitled to receive his accrued benefit under the Benefit Equalization Plan as of his date of termination.

(24)	This amount represents the fair market value of the outstanding equity awards that become exercisable as a result of Mr. Fields’ involuntary termination after a change in control, disability, or death. In the event of Mr. Fields’ involuntary termination or retirement, his unvested outstanding equity awards would be forfeited.

(25)	This amount represents 2 times the sum of (i) Mr. Guinan’s highest base salary plus, (ii) highest bonus, and (iii) Bank contributions to continued life, medical, dental and disability insurance for 24 months following termination of employment.

(26)	This amount represents the maximum severance payments and other benefits to Mr. Guinan under his employment agreement without incurring an “excess parachute payment” under Code Section 280G. Severance payments and other benefits to Mr. Guinan as a result of the change in control are reduced by $347,455 in order to avoid an “excess parachute payment.”

(27)	Mr. Guinan is entitled to no payments or benefits under his employment agreement as a result of his retirement.

(28)	In the event of his disability, Mr. Guinan would receive his base salary and continued health care coverage for the longer of the remaining term of his employment agreement, or one year, less amounts payable under any disability programs. This amount represents Mr. Guinan’s base salary and continued life, medical, dental and disability insurance for the remaining term of the agreement, without any reduction for payments under Bank sponsored disability programs.

(29)	In the event of his death, Mr. Guinan beneficiary would be entitled to receive Mr. Guinan’s base salary and medical, dental, family and other benefits for the remaining term of the employment agreement.

(30)	Following Mr. Guinan’s separation from service for any reason, he will be entitled to receive his accrued benefit under the Benefit Equalization Plan as of his date of termination.

(31)	This amount represents the fair market value of the outstanding equity awards that become exercisable as a result of Mr. Guinan’s involuntary termination after a change in control, disability, or death. In the event of Mr. Guinan’s involuntary termination or retirement, his unvested outstanding equity awards would be forfeited.

(32)	This amount represents 2 times the sum of (i) Mr. Wyks’ highest base salary plus, (ii) highest bonus, and (iii) Bank contributions to continued life, medical, dental and disability insurance for 24 months following termination of employment.

(33)	This amount represents 2 times the sum of (i) Mr. Wyks’ highest base salary plus, (ii) highest bonus, and (iii) Bank contributions to continued life, medical, dental and disability insurance for 24 months following his termination of employment in connection with a change in control.

(34)	Mr. Wyks is entitled to no payments or benefits under his employment agreement as a result of his retirement.

(35)	In the event of his disability, Mr. Wyks would receive his base salary and continued health care coverage for the longer of the remaining term of his employment agreement, or one year, less amounts payable under any disability programs. This amount represents Mr. Wyks’s base salary and continued life, medical, dental and disability insurance for the remaining term of the agreement, without any reduction for payments under Bank sponsored disability programs.

(36)	In the event of his death, Mr. Wyks beneficiary would be entitled to receive Mr. Wyks’s base salary and medical, dental, family and other benefits for the remaining term of the employment agreement.

(37)	Following Mr. Wyks’s separation from service for any reason, he will be entitled to receive his accrued benefit under the Benefit Equalization Plan as of his date of termination.

(38)	This amount represents the fair market value of the outstanding equity awards that become exercisable as a result of Mr. Wyks’s involuntary termination after a change in control, disability, or death. In the event of Mr. Wyks’s involuntary termination or retirement, his unvested outstanding equity awards would be forfeited.

Director Compensation
     Each of the individuals who serves as a director of Oritani-Federal also serves as a director of Oritani Bank and earns director fees in each capacity. Each non-employee director is currently paid a fee of $1,750 for each Oritani-Federal meeting attended and a fee of $1,750 for each Oritani Bank meeting attended. There are no separate fees paid for committee meetings attended. Additionally, each director receives a monthly retainer of $1,750 from each of Oritani-Federal and Oritani Bank. Additional annual retainers are paid to the Lead Director/Chairman of the Audit Committee ($21,000) and the Chairmen of the other Board of Director committees ($11,000). The Lead Director/Chairman of the Audit Committee is Director Antonaccio.
     The following table sets forth the total fees received by the non-management directors during fiscal year 2009. The amounts reported under the Stock Awards and Option Awards columns were granted on May 5, 2008 pursuant to the 2007 Equity Incentive Plan approved by stockholders on April 22, 2008.

				Change in Pension
				Value and
				Nonqualified
				Deferred
	Fees Earned or Paid		Option Awards ($)	Compensation
Name	in Cash ($)	Stock Awards ($) (1)	(2)	Earnings ($) (3)	Total ($)
Nicholas Antonaccio	98,750	161,707	82,026	170,775	513,257
James J. Doyle	88,750	161,707	82,026	132,554	465,036
Robert S. Hekemian	88,750	161,707	82,026	55,885	388,377
John J. Skelly, Jr.	88,750	161,707	82,026	134,522	467,005

(1)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2009, in accordance with FAS 123(R) and its successor, FASB ASC Topic 718, of restricted stock awards pursuant to the Equity Plan that were made in 2008, which vest over five years. Assumptions used in the calculation of these amounts are included in footnote 14 to Oritani-Federal’s audited financial statements for the fiscal year ended June 30, 2009 included in Oritani-Federal’s Annual Report on Form 10-K.

(2)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2009, in accordance with FAS 123(R) and its successor, FASB ASC Topic 718, of stock option awards pursuant to the Equity Plan that were made in 2008. Stock options vest over five years. Assumptions used in the calculation of these amounts are included in footnote 14 to Oritani-Federal’s audited financial statements for the fiscal year ended June 30, 2009 included in Oritani-Federal’s Annual Report on Form 10-K.

(3)	The amounts in this column reflect the actuarial increase in the present value at June 30, 2009 compared to June 30, 2008, of the directors’ benefits under the Directors’ Retirement Plan maintained by Oritani Bank, determined using interest rate and mortality rate assumptions consistent with those used in Oritani-Federal’s financial statements and include amounts for which the director may not currently be entitled to receive because such amounts are not vested. Also includes $32,775, $31,554, $22,895 and $22,522 of preferential or above-market earnings on non tax-qualified deferred compensation for Directors Antonaccio, Doyle, Hekemian and Skelly, respectively, under the Directors’ Deferred Fee Plan.
     There were no grants of restricted stock or of stock options to non-executive directors during fiscal 2009.
     Directors Deferred Fee Plans. Oritani Bank adopted the 2005 Directors Deferred Fee Plan, effective as of January 1, 2005, in order to include the provisions required by Section 409A of the Internal Revenue Code. Contributions to Oritani Bank’s prior Directors Deferred Fee Plan were frozen, effective as of December 31, 2004. Each month, Oritani Bank credits a director’s account under the 2005 Directors Deferred Fee Plan with the amount such director elects to defer. The director’s deferral election must generally be submitted to Oritani Bank prior to January 1 of the plan year in which the fees to be deferred are otherwise payable to the director and is irrevocable with respect to the fees covered by such election. Each director’s account under the plans is credited every month with interest at a rate equal to the greater of the Citibank Prime Rate or a 9% annualized rate. A committee appointed by the Oritani Bank Board of Directors administers the plan. The committee may in its discretion permit a director to request that his deferred fee account(s) be invested in an alternative investment such as equity securities, fixed income securities, money market accounts and cash. The account of a director who has selected an alternative investment is credited with earnings or losses based on the investment selected. A director is 100% vested at all times in his deferred fee account(s). Upon retirement, the director will receive the value of his benefit in a lump sum or in up to 10 annual installments, as elected by the director in his deferral election form. In the event the director becomes a “specified employee,” payments under the plan will commence no earlier than the first day of the 7th month following the director’s separation from service. Following a director’s cessation of service prior to retirement or death, Oritani Bank will pay the director’s benefit in a lump sum or in up to 10 annual installments, as elected by the director in his deferral election form. A director may elect to receive an in-service distribution, provided that such distribution will be no earlier than the January 1st of the calendar year that is at least two years following the year for which the deferral election is made. Payment will be made in a lump sum or in up to 10 annual installments, as elected by the director at the time the election to defer was made. A director may elect to receive amounts in his deferred account(s) upon his disability or upon a change in control of Oritani Bank either in the form of a lump sum or in annual installments over a period of up to 10 years. A director may elect to delay payment of his benefits or to change the form of payment from a lump sum to installments within the limits of Code Section 409A requirements and Treasury Regulations issued thereunder. In the event of a director’s death prior to commencement of benefit payments, payments will be made to the director’s beneficiary, as elected by the director in his deferral election form. In the event of a director’s death after commencement of benefit payments, the remaining balance of benefit payments will be paid to the director’s beneficiary in the manner and at the time elected by the director in his deferral election form. In the event a director incurs a financial hardship, the director may request a financial hardship benefit. If approved, the financial hardship payment will be made in a lump sum. During fiscal year 2009, Oritani Bank credited $220,000 in interest to directors’ accounts under the Directors Deferred Fee Plans.
Director’s Retirement Plan. Oritani Bank maintains the 2005 Director’s Retirement Plan that was adopted as a restatement of the Directors Retirement Plan and is intended to comply with section 409A of the Internal Revenue Code. Oritani Bank’s prior Director’s Retirement Plan was frozen, effective as of December 31, 2004. Benefits payable under the 2005 Director’s Retirement Plan are reduced by the amount of the retirement benefits payable to the director under the frozen director retirement plan. The 2005 Director’s Retirement Plan provides retirement, medical and death benefits to directors, including directors who are also employees, who have at least five years of service and retire after attaining age 65, or who, after attaining age 60 retire, die or become disabled. Upon retirement on or after attaining age 65 with at least ten years of cumulative service, an eligible director’s annual retirement benefit is equal to 50% of the director’s aggregate annual compensation with respect to his final year of service, including fees paid to the director for attendance at regular monthly meetings and annual meetings of Oritani Bank and Oritani-Federal, monthly retainers, and any additional annual retainers paid to the director for service as a committee chair, lead director or otherwise. If, after attaining age 60, a director retires, dies or becomes disabled, and such director has more than five years of service the director or his beneficiary will be entitled to the following percentage of benefit: 50% if the director has 5 to 6 years of service, 60% if the director has 6 to 7 years of service, 70% if the director has 7 to 8 years of service, 80% if the director has 8 to 9 years of service, 90% if the director has 9 to 10 years of service and 100% if the director has more than 10 years of service. In the event of a change in control, each director will be deemed to have 10 years of service and attained age 65 for the purpose of calculating his benefit under the plan. A director who retires prior to age 60 for any reason shall receive no benefit under the plan. Each director was entitled to elect prior to December 31, 2006 to receive a lump sum payment upon a change in control in an amount equal to the present value of his plan benefits. Benefits under the plan are generally payable in monthly installments for the director’s lifetime or as a joint and survivor form of benefit depending on the director’s marital status at the time of the payment triggering event. Notwithstanding the foregoing, a director was permitted to elect prior to December 31, 2008, to receive his plan benefits in the form of a lump sum payment in the event of his disability prior to termination of service. In the event a director who has served on the Board of Directors for at least five years dies while in service, the director’s spouse will be entitled to a benefit calculated as if the director had continued service until age 65. The amount of the survivor’s benefit will be based on the number of years the director would have served on the Board of Directors assuming the director served on the Board of Directors until age 65. The benefit will be payable to the director’s spouse for the remainder of the spouse’s life, along with medical benefits. As also described under “Senior Officers and Directors Post-Retirement Medical Coverage,” medical benefits provided to directors and their spouses prior to the date of their retirement will continue to be provided to retired directors and their spouses, as long as the director lives, or, in the event the director dies while in office, the medical benefits will continue to be provided to the director’s spouse for his or her lifetime. In the event the cost of medical benefits provided under the plan exceeds 200% of the cost of such benefits to Oritani Bank immediately prior to the director’s retirement, the cost in excess of 200% will be paid by the retired director or his or her spouse.
Benefits to be Considered Following Completion of the Conversion
     Our current intention is to implement a new stock-based incentive plan no earlier than twelve months after completion of the conversion. Stockholder approval of this plan will be required. If implemented 12 months or more following completion of the conversion, the stock-based incentive plan will reserve a number of shares equal to 4.0% of the shares of common stock sold in the offering, or 2,063,100 shares of common stock at the maximum as adjusted of the offering range, for awards of restricted stock to key employees and directors, at no cost to the recipients. If the shares of restricted stock awarded under the stock-based incentive plan come from authorized but unissued shares of common stock, stockholders would experience dilution of up to approximately 2.89% in their ownership interest in Oritani-Delaware. If implemented 12 months or more following the completion of the conversion, the stock-based incentive plan will also reserve a number of shares equal to 10.0% of the shares of common stock sold in the offering, or 5,157,750 shares of common stock at the maximum as adjusted of the offering range, for issuance pursuant to grants of stock options to key employees and directors.
     We may fund our plans through open market purchases, as opposed to issuing common stock; however, if any options previously granted under our existing stock option plans are exercised during the first year following completion of the offering, they will be funded with newly-issued shares as OTS regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or under extraordinary circumstances. The OTS has previously advised that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance or a compelling business purpose for satisfying this test. The stock-based incentive plan will not be established sooner than six months after the stock offering and if adopted within one year after the stock offering would require the approval by stockholders owning a majority of the outstanding shares of Oritani-Delaware common stock eligible to be cast. If the stock-based incentive plan is established after one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast. The following additional restrictions would apply to our stock-based incentive plan only if the plan is adopted within one year after the stock offering:
•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

•	any tax-qualified employee stock benefit plans and management stock award plans, in the aggregate, may not hold more than 10.0% of the shares sold in the offering, unless Oritani Bank has tangible capital of 10.0% or more, in which case any tax-qualified employee stock benefit plans and management stock award plans, may be increased to up to 12% of the shares sold in the offering;

•	stock options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of the grant;

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Oritani Bank or Oritani-Delaware; and

•	our executive officers or directors must exercise or forfeit their options in the event that Oritani Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.
     In the event either federal or state regulators change their regulations or policies regarding stock-based incentive plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

BENEFICIAL OWNERSHIP OF COMMON STOCK
     Persons and groups who beneficially own in excess of 5% of our shares of common stock are required to file certain reports with the Securities and Exchange Commission regarding such ownership pursuant to the Securities Exchange Act of 1934. The following table sets forth, as of December 31, 2009, the shares of our common stock beneficially owned by each person known to us who was the beneficial owner of more than 5% of the outstanding shares of our common stock. Percentages are based on shares outstanding as of December 31, 2009.

	Amount of Shares
	Owned and Nature	Percent of Shares
Name and Address of	of Beneficial	of Common Stock
Beneficial Owners	Ownership (1)	Outstanding
Oritani Financial Corp., MHC	27,575,476	74.4%
370 Pascack Road
Township of Washington, New Jersey 07676

Oritani Financial Corp., MHC,	29,175,476	78.7%
and all directors and executive
officers of Oritani-Federal
and Oritani Bank as a group
(9 directors and officers) (2)

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table, of any shares of common stock if he has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares, and includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting or investment power.

(2)	Includes shares of common stock held by Oritani Financial Corp., MHC, of which our directors are also trustees. Excluding shares of common stock held by Oritani Financial Corp., MHC, directors and executive officers of Oritani-Federal and Oritani Bank owned 791,600 shares of common stock, or 1.6% of the outstanding shares.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS
     The table below sets forth, for each of Oritani-Delaware’s directors and executive officers and for all of the directors and executive officers as a group, the following information:
(i)	the number of exchange shares to be held upon consummation of the conversion, based upon their beneficial ownership of Oritani-Federal common stock as of March 31, 2010;

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total amount of Oritani-Delaware common stock to be held upon consummation of the conversion.
     In each case, it is assumed that subscription shares are sold at the midpoint of the offering range. See “The Conversion and Offering—Additional Limitations on Common Stock Purchases.” Regulations of the OTS prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase. Subscriptions by management through our 401(k) plan will be counted as part of the maximum number of shares such individuals may subscribe for in the stock offering.

		Proposed Purchases of Stock in the
		Offering (1)		Total Common Stock to be Held
	Number of				Percentage of
	Exchange Shares to	Number of		Number of	Total
Name of Beneficial Owner	be Held (2)	Shares	Amount	Shares	Outstanding (2)
Directors:
Nicholas Antonaccio	169,453	10,000	$100,000	179,453	*
Michael A. DeBernardi	274,182	20,000	200,000	294,182	*
James J. Doyle, Jr.	183,470	5,000	50,000	188,470	*
Robert S. Hekemian, Jr.	211,525	50,000	500,000	261,525	*
Kevin J. Lynch	605,259	20,000	200,000	802,259	1.3
John J. Skelly, Jr.	236,000	100,000	1,000,000	336,000	*

Total	1,679,887	205,000	$2,050,000	1,884,887	3.1%

Executive Officers:
John M. Fields, Jr.	273,978	5,000	$50,000	278,978	*
Thomas G. Guinan	253,004	5,000	50,000	258,004	*
Philip M. Wyks	52,320	1,500	15,000	53,820	*

Total	579,303	11,500	$115,000	590,803	* %

Total for Directors and Executive Officers	2,259,190	216,500	$2,165,000	2,475,690	4.1%

*	Less than 1%.

(1)	Includes proposed subscriptions, if any, through the director or officer’s 401(k) account and by associates.

(2)	Assumes an exchange ratio of 1.414 shares for each share of Oritani-Federal and that 60,245,458 shares are outstanding after the conversion. Includes shares that may be acquired upon the exercise of stock options. Assuming an exchange ratio of 1.2022 at the minimum of the offering range, directors and executive officers would own 1,920,791 shares after the conversion.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING
STOCKHOLDERS OF ORITANI-FEDERAL
     General. As a result of the conversion, existing stockholders of Oritani-Federal will become stockholders of Oritani-Delaware. There are differences in the rights of stockholders of Oritani-Federal and stockholders of Oritani-Delaware caused by differences between federal and Delaware law and regulations and differences in Oritani-Federal’s federal stock charter and bylaws and Oritani-Federal’s Delaware certificate of incorporation and bylaws.
     This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Oritani-Delaware’s certificate of incorporation and bylaws.
     Authorized Capital Stock. The authorized capital stock of Oritani-Federal consists of 80,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
     The authorized capital stock of Oritani-Delaware consists of 150,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share.
     Under the Delaware General Corporation Law and Oritani-Delaware’s certificate of incorporation, the Board of Directors may increase or decrease the number of authorized shares without stockholder approval. Stockholder approval is required to increase or decrease the number of authorized shares of Oritani-Federal.
     Oritani-Federal’s charter and Oritani-Federal’s certificate of incorporation both authorize the Board of Directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control. We currently have no plans for the issuance of additional shares for such purposes.
     Issuance of Capital Stock. Pursuant to applicable laws and regulations, Oritani Financial Corp., MHC is required to own not less than a majority of the outstanding shares of Oritani-Federal common stock. Oritani Financial Corp., MHC will no longer exist following consummation of the conversion.
     Oritani-Delaware’s certificate of incorporation does not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Oritani-Federal’s stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by a majority of the total votes eligible to be cast at a legal stockholders’ meeting. However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by Oritani-Delaware stockholders due to requirements of the Nasdaq Stock Market and in order to qualify stock options for favorable federal income tax treatment.
     Voting Rights. Neither Oritani-Federal’s stock charter or bylaws nor Oritani-Delaware’s certificate of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.
     Payment of Dividends. Oritani-Federal’s ability to pay dividends depends, to a large extent, upon Oritani Bank’s ability to pay dividends to Oritani-Federal. The New Jersey Banking Code states, in part, that dividends may be declared and paid by Oritani Bank only out of accumulated net earnings. A dividend may not be declared or paid unless the surplus, prior to the transfer of net earnings, would not be reduced by the payment of such dividend. Dividends may also not be declared or paid if Oritani Bank is in default in payment of any assessment due to the FDIC.
     The same restrictions will apply to Oritani Bank’s payment of dividends to Oritani-Delaware. In addition, Delaware law generally provides that Oritani-Delaware is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.
     Board of Directors. Oritani-Federal’s bylaws and Oritani-Delaware’s certificate of incorporation and bylaws require the Board of Directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.
     Under Oritani-Federal’s bylaws, any vacancies on the Board of Directors of Oritani-Federal may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors. Persons elected by the Board of Directors of Oritani-Federal to fill vacancies may only serve until the next annual meeting of stockholders. Under Oritani-Delaware’s bylaws, any vacancy occurring on the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by a majority of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.
     Under Oritani-Federal’s bylaws, any director may be removed for cause by the holders of a majority of the outstanding voting shares. Oritani-Delaware’s certificate of incorporation provide that any director may be removed for cause by the holders of at least a majority of the outstanding voting shares of Oritani-Delaware.
     Limitations on Liability. The charter and bylaws of Oritani-Federal do not limit the personal liability of directors.
     Oritani-Delaware’s certificate of incorporation provides that directors will not be personally liable for monetary damages to Oritani-Delaware for certain actions as directors, except for (i) receipt of an improper personal benefit from their positions as directors, (ii) actions or omissions that are determined to have involved active and deliberate dishonesty, or (iii) to the extent allowed by Delaware law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their duties even though such an action, if successful, might benefit Oritani-Delaware.
     Indemnification of Directors, Officers, Employees and Agents. Under current OTS regulations, Oritani-Federal shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Oritani-Federal or its stockholders. Oritani-Federal also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Oritani-Federal is required to notify the OTS of its intention, and such payment cannot be made if the OTS objects to such payment.
     The certificate of incorporation of Oritani-Delaware provides that it shall indemnify its current and former directors and officers to the fullest extent required or permitted by Delaware law, including the advancement of expenses. Delaware law allows Oritani-Delaware to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Oritani-Delaware. No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.
     Special Meetings of Stockholders. Oritani-Federal’s bylaws provide that special meetings of Oritani-Federal’s stockholders may be called by the Chairman, the president, a majority of the members of the Board of Directors or the holders of not less than one-tenth of the outstanding capital stock of Oritani-Federal entitled to vote at the meeting. Oritani-Delaware’s bylaws provide that special meetings of the stockholders of Oritani-Delaware may be called by the president, by a majority vote of the total authorized directors, or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.
     Stockholder Nominations and Proposals. Oritani-Federal’s bylaws generally provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Oritani-Federal at least five days before the date of any such meeting.
     Oritani-Delaware’s bylaws generally provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Oritani-Delaware at least 80 days prior and not earlier than 90 days prior to such meeting. However, if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to stockholders, such written notice must be submitted by a stockholder not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.
     Management believes that it is in the best interests of Oritani-Delaware and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are in their best interests.

     Stockholder Action Without a Meeting. The bylaws of Oritani-Federal provide that any action to be taken or which may be taken at any annual or special meeting of stockholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote. The bylaws of Oritani-Delaware do not provide for action to be taken by stockholders without a meeting. Under Delaware law, action may be taken by stockholders without a meeting if all stockholders entitled to vote on the action consent to taking such action without a meeting.
     Stockholder’s Right to Examine Books and Records. A federal regulation, which is applicable to Oritani-Federal, provides that stockholders may inspect and copy specified books and records after proper written notice for a proper purpose. Delaware law provides that a stockholder may inspect a company’s bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements. However, only a stockholder or group of stockholders who together, for at least six months, hold at least 5.0% of the company’s total shares, have the right to inspect a company’s stock ledger, list of stockholders and books of accounts.
     Limitations on Voting Rights of Greater-than-10% Stockholders. Oritani-Delaware’s certificate of incorporation provides that no beneficial owner, directly or indirectly, of more than 10.0% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10.0% limit. Oritani-Federal’s charter does not provide such a limit on voting common stock.
     In addition, OTS regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10.0% of a class of Oritani-Delaware’s equity securities without the prior written approval of the OTS. Where any person acquires beneficial ownership of more than 10.0% of a class of Oritani-Delaware’s equity securities without the prior written approval of the OTS, the securities beneficially owned by such person in excess of 10.0% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.
     Mergers, Consolidations and Sales of Assets. A federal regulation applicable to Oritani-Federal generally requires the approval of two-thirds of the Board of Directors of Oritani-Federal and the holders of two-thirds of the outstanding stock of Oritani-Federal entitled to vote thereon for mergers, consolidations and sales of all or substantially all of Oritani-Federal’s assets. Such regulation permits Oritani-Federal to merge with another corporation without obtaining the approval of its stockholders if:
(i)	it does not involve an interim savings institution;

(ii)	Oritani-Federal’s federal stock charter is not changed;

(iii)	each share of Oritani-Federal’s stock outstanding immediately prior to the effective date of the transaction will be an identical outstanding share or a treasury share of Oritani-Federal after such effective date; and

(iv)	either:
(a)	no shares of voting stock of Oritani-Federal and no securities convertible into such stock are to be issued or delivered under the plan of combination; or

(b)	the authorized but unissued shares or the treasury shares of voting stock of Oritani-Federal to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15.0% of the total shares of voting stock of

Oritani-Federal outstanding immediately prior to the effective date of the transaction.
     Under Delaware law, “business combinations” between Oritani-Delaware and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Delaware law defines an interested stockholder as: (i) any person who beneficially owns 10.0% or more of the voting power of Oritani-Delaware’s voting stock after the date on which Oritani-Delaware had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Oritani-Delaware at any time after the date on which Oritani-Delaware had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then-outstanding voting stock of Oritani-Delaware. A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.
     After the five-year prohibition, any business combination between Oritani-Delaware and an interested stockholder generally must be recommended by the Board of Directors of Oritani-Delaware and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Oritani-Delaware, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Oritani-Delaware other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Oritani-Delaware’s common stockholders receive a minimum price, as defined under Delaware law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
     Evaluation of Offers. The certificate of incorporation of Oritani-Delaware provides that its Board of Directors, when evaluating a transaction that would or may involve a change in control of Oritani-Delaware (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Oritani-Delaware and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:
•	the economic effect, both immediate and long-term, upon Oritani-Delaware’s stockholders, including stockholders, if any, who do not participate in the transaction;

•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Oritani-Delaware and its subsidiaries and on the communities in which Oritani-Delaware and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Oritani-Delaware;

•	whether a more favorable price could be obtained for Oritani-Delaware’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Oritani-Delaware and its subsidiaries;

•	the future value of the stock or any other securities of Oritani-Delaware or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•	the ability of Oritani-Delaware to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.
     If the Board of Directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.
     Oritani-Federal’s charter and bylaws do not contain a similar provision.
     Dissenters’ Rights of Appraisal. OTS regulations generally provide that a stockholder of a federally chartered corporation that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such institution payment of the fair or appraised value of his or her stock in the corporation, subject to specified procedural requirements. The regulations also provide, however, that a stockholder of a federally chartered corporation whose shares are listed on a national securities exchange or quoted on the Nasdaq stock market are not entitled to dissenters’ rights in connection with a merger if the stockholder is required to accept only “qualified consideration” for his or her stock, which is defined to include cash, shares of stock of any institution or corporation that at the effective date of the merger will be listed on a national securities exchange or quoted on the Nasdaq stock market, or any combination of such shares of stock and cash.
     Under Delaware law, stockholders of Oritani-Delaware will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which Oritani-Delaware is a party as long as the common stock of Oritani-Delaware trades on the Nasdaq Global Market.
     Amendment of Governing Instruments. No amendment of Oritani-Federal’s stock charter may be made unless it is first proposed by the Board of Directors of Oritani-Federal, then preliminarily approved by the OTS, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.
     Oritani-Delaware’s certificate of incorporation may be amended, upon the submission of an amendment by the Board of Directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole Board of Directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10.0% of the outstanding shares of common stock;

(ii)	The division of the Board of Directors into three staggered classes;

(iii)	The ability of the Board of Directors to fill vacancies on the board;

(iv)	The requirement that at least a majority of the votes eligible to be cast by stockholders must vote to remove directors, and can only remove directors for cause;

(v)	The ability of the Board of Directors to amend and repeal the bylaws;

(vi)	The ability of the Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Oritani-Delaware;

(vii)	The authority of the Board of Directors to provide for the issuance of preferred stock;

(viii)	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	The number of stockholders constituting a quorum or required for stockholder consent;

(x)	The indemnification of current and former directors and officers, as well as employees and other agents, by Oritani-Delaware;

(xi)	The limitation of liability of officers and directors to Oritani-Delaware for money damages;

(xii)	The inability of stockholders to cumulate their votes in the election of directors;

(xiii)	The advance notice requirements for stockholder proposals and nominations; and

(xiv)	The provision of the certificate of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the certificate of incorporation provided in (i) through (xiii) of this list.
     The certificate of incorporation also provides that the bylaws may be amended by the affirmative vote of a majority of our directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

RESTRICTIONS ON ACQUISITION OF ORITANI-DELAWARE
     Although the Board of Directors of Oritani-Delaware is not aware of any effort that might be made to obtain control of Oritani-Delaware after the conversion, the Board of Directors believes that it is appropriate to include certain provisions as part of Oritani-Delaware’s certificate of incorporation to protect the interests of Oritani-Delaware and its stockholders from takeovers which our Board of Directors might conclude are not in the best interests of Oritani Bank, Oritani-Delaware or Oritani-Delaware’s stockholders.
     The following discussion is a general summary of the material provisions of Oritani-Delaware’s certificate of incorporation and bylaws, Oritani Bank’s charter and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Oritani-Delaware’s certificate of incorporation and bylaws are included as part of Oritani Financial Corp., MHC’s application for conversion filed with the OTS and Oritani-Delaware’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”
Certificate of Incorporation and Bylaws of Oritani-Delaware
     Oritani-Delaware’s certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of Oritani-Delaware more difficult.
     Directors. The Board of Directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our Board of Directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board of Directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.
     Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called by the President, by a majority of the whole Board of Directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.
     Prohibition of Cumulative Voting. The certificate of incorporation prohibits cumulative voting for the election of directors.
     Limitation of Voting Rights. The certificate of incorporation provides that in no event will any person who beneficially owns more than 10.0% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10.0% limit.
     Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).

     Authorized but Unissued Shares. After the conversion, Oritani-Delaware will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Oritani-Delaware Following the Conversion.” The certificate of incorporation authorizes 25,000,000 shares of serial preferred stock. Oritani-Delaware is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Oritani-Delaware that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Oritani-Delaware. The Board of Directors has no present plan or understanding to issue any preferred stock.
     Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by our Board of Directors and also by at least a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions. A list of these provisions is provided under “Comparison of Stockholders’ Rights For Existing Stockholders of Oritani-Federal—Amendment of Governing Instruments” above.
     The certificate of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Oritani-Delaware’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.
     Business Combinations with Interested Stockholders. Under Delaware law, “business combinations” between Oritani-Delaware and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Delaware law defines an interested stockholder as: (i) any person who beneficially owns 10.0% or more of the voting power of Oritani-Delaware’s voting stock after the date on which Oritani-Delaware had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Oritani-Delaware at any time after the date on which Oritani-Delaware had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then-outstanding voting stock of Oritani-Delaware. A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.
     After the five-year prohibition, any business combination between Oritani-Delaware and an interested stockholder generally must be recommended by the Board of Directors of Oritani-Delaware and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Oritani-Delaware and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Oritani-Delaware other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Oritani-Delaware’s common stockholders receive a minimum price, as defined under Delaware law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
     Evaluation of Offers. The certificate of incorporation of Oritani-Delaware provides that its Board of Directors, when evaluating a transaction that would or may involve a change in control of Oritani-Delaware (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Oritani-Delaware and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:
•	the economic effect, both immediate and long-term, upon Oritani-Delaware’s stockholders, including stockholders, if any, who do not participate in the transaction;

•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Oritani-Delaware and its subsidiaries and on the communities in which Oritani-Delaware and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Oritani-Delaware;

•	whether a more favorable price could be obtained for Oritani-Delaware’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Oritani-Delaware and its subsidiaries;

•	the future value of the stock or any other securities of Oritani-Delaware or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•	the ability of Oritani-Delaware to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.
     If the Board of Directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.
     Purpose and Anti-Takeover Effects of Oritani-Delaware’s Certificate of Incorporation and Bylaws. Our Board of Directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our Board of Directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. Our Board of Directors believes these provisions are in the best interests of Oritani-Delaware and its stockholders. Our Board of Directors believes that it will be in the best position to determine the true value of Oritani-Delaware and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, our Board of Directors believes that it is in the best interests of Oritani-Delaware and its stockholders to encourage potential acquirers to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Oritani-Delaware and that is in the best interests of all stockholders.
     Takeover attempts that have not been negotiated with and approved by our Board of Directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Oritani-Delaware for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Oritani-Delaware’s assets.
     Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.
     Despite our belief as to the benefits to stockholders of these provisions of Oritani-Delaware’s certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our Board of Directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our Board of Directors and management. Our Board of Directors, however, has concluded that the potential benefits outweigh the possible disadvantages.
     Following the conversion, pursuant to applicable law and, if required, following the approval by stockholders, we may adopt additional anti-takeover provisions in our certificate of incorporation or other devices regarding the acquisition of our equity securities that would be permitted for a Delaware business corporation.
     The cumulative effect of the restrictions on acquisition of Oritani-Delaware contained in our certificate of incorporation and bylaws and in Delaware law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain stockholders of Oritani-Delaware may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.
Conversion Regulations
     OTS regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion.

Further, without the prior written approval of the OTS, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of an OTS regulated holding company of a converted institution for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10.0% of the outstanding stock of the holding company. The OTS has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10.0% of the outstanding shares or voting rights of a converted institution or its holding company.
Change in Control Regulations
     Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the OTS has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, OTS regulations provide that no company may acquire control of a savings bank without the prior approval of the OTS. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the OTS.
     Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10.0% of any class of a savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10.0% or more of any class of a savings bank’s stock who do not intend to participate in or seek to exercise control over a savings bank’s management or policies may qualify for a safe harbor by filing with the OTS a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”
     The OTS may prohibit an acquisition of control if it finds, among other things, that:
(i)	the acquisition would result in a monopoly or substantially lessen competition;

(ii)	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

(iii)	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.
DESCRIPTION OF CAPITAL STOCK OF ORITANI-DELAWARE FOLLOWING THE CONVERSION
General
     Oritani-Delaware is authorized to issue 150,000,000 shares of common stock, par value of $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Oritani-Delaware currently expects to issue in the offering up to 44,850,000 shares of common stock, subject to adjustment, in the offering and up to 15,395,458 shares, subject to adjustment, in exchange for the publicly held shares of Oritani-Federal. Oritani-Delaware will not issue shares of preferred stock in the conversion. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the Plan of Conversion and Reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.
     The shares of common stock of Oritani-Delaware will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.
Common Stock
     Dividends. Oritani-Delaware may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our Board of Directors. The payment of dividends by Oritani-Delaware is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce Oritani-Delaware’s capital below the then-adjusted balance of its liquidation account. The holders of common stock of Oritani-Delaware will be entitled to receive and share equally in dividends as may be declared by our Board of Directors out of funds legally available therefor. If Oritani-Delaware issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.
     Voting Rights. Upon consummation of the conversion, the holders of common stock of Oritani-Delaware will have exclusive voting rights in Oritani-Delaware. They will elect Oritani-Delaware’s Board of Directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10.0% of the then-outstanding shares of Oritani-Delaware’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10.0% limit. If Oritani-Delaware issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.
     As a New Jersey stock savings bank, corporate powers and control of Oritani Bank are vested in its Board of Directors, who elect the officers of Oritani Bank and who fill any vacancies on the Board of Directors. Voting rights of Oritani Bank are vested exclusively in the owners of the shares of capital stock of Oritani Bank, which will be Oritani-Delaware, and voted at the direction of Oritani-Delaware’s Board of Directors. Consequently, the holders of the common stock of Oritani-Delaware will not have direct control of Oritani Bank.

     Liquidation. In the event of any liquidation, dissolution or winding up of Oritani Bank, Oritani-Delaware, as the holder of 100% of Oritani Bank’s capital stock, would be entitled to receive all assets of Oritani Bank available for distribution, after payment or provision for payment of all debts and liabilities of Oritani Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Oritani-Delaware, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to the liquidation account of Oritani-Delaware), all of the assets of Oritani-Delaware available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.
     Preemptive Rights. Holders of the common stock of Oritani-Delaware will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.
Preferred Stock
     None of the shares of Oritani-Delaware’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our Board of Directors may from time to time determine. Our Board of Directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
TRANSFER AGENT
     The transfer agent and registrar for Oritani-Delaware’s common stock is Registrar and Transfer Company, Cranford, New Jersey.
EXPERTS
     The consolidated financial statements of Oritani-Federal and subsidiaries as of June 30, 2009 and 2008, and for each of the years in the three-year period ended June 30, 2009, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.
     The discussions related to state income taxes included under “The Conversion and Offering—Material Income Tax Consequences” were prepared for us by KPMG LLP, independent registered public accounting firm, and have been included herein upon the authority of said firm as experts in tax matters.
     RP Financial, LC. has consented to the publication herein of the summary of its report to Oritani-Delaware setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the offering and its letter with respect to subscription rights.

LEGAL MATTERS
     Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Oritani-Delaware, Oritani Financial Corp., MHC, Oritani-Federal and Oritani Bank, will issue to Oritani-Delaware its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. Certain legal matters will be passed upon for Stifel, Nicolaus & Company, Incorporated by Sonnenschein Nath & Rosenthal LLP, Washington, D.C.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     Oritani-Delaware has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Oritani-Delaware. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.
     Oritani Financial Corp., MHC has filed with the OTS an Application on Form AC with respect to the conversion. This prospectus omits certain information contained in the application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Northeast Regional Office of the OTS, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311. Our Plan of Conversion and Reorganization is available, upon request, at each of our banking offices.
     In connection with the offering, Oritani-Delaware will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, Oritani-Delaware and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the Plan of Conversion and Reorganization, Oritani-Delaware has undertaken that it will not terminate such registration for a period of at least three years following the offering.
OTHER MATTERS
     As of the date of this document, the Board of Directors is not aware of any business to come before the special meeting other than the matters described above in the proxy statement/prospectus. However, if any matters should properly come before the special meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
ORITANI FINANCIAL CORP. AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statement of Financial Condition at December 31, 2009 (unaudited) and June 30, 2009 and 2008	F-3

Consolidated Statements of Income for the six months ended December 31, 2009 and 2008 (unaudited) and for the years ended June 30, 2009, 2008 and 2007	F-4

Consolidated Statements of Changes in Shareholders’ Equity for the six months ended December 31, 2009 (unaudited) and for the years ended June 30, 2009, 2008 and 2007	F-5

Consolidated Statements of Cash Flows for the six months ended December 31, 2009 and 2008 (unaudited) and for the years ended June 30, 2009, 2008 and 2007	F-7

Notes to Consolidated Financial Statements	F-8
***
All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Oritani Financial Corp.
Township of Washington, New Jersey:
We have audited the accompanying consolidated balance sheets of Oritani Financial Corp. and subsidiaries (the Company) as of June 30, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oritani Financial Corp. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2009 in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 11, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Short Hills, New Jersey
September 11, 2009

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Consolidated Balance Sheets

	(Unaudited)	June 30,
	December 31, 2009	2009	2008
		(Dollars in thousands)
Assets
Cash on hand and in banks	$5,479	$7,729	$7,332
Federal funds sold and short term investments	20,853	127,640	1,558

Cash and cash equivalents (note 3)	26,332	135,369	8,890

Loans, net (notes 4 and 5)	1,357,157	1,278,623	1,007,077
Securities available for sale, at market value (notes 7 and 12)	320,439	144,419	22,285
Mortgage-backed securities held to maturity, estimated market value of $88,223, $120,381 and $162,671 at December 31, 2009, June 30, 2009 and 2008, respectively (notes 6 and 12)	86,182	118,817	163,950
Mortgage-backed securities available for sale, at market value (notes 7 and 12)	98,513	128,603	149,209
Bank Owned Life Insurance (at cash surrender value)	29,973	29,385	26,425
Federal Home Loan Bank of New York stock, at cost	25,481	25,549	21,547
Accrued interest receivable (note 8)	8,786	7,967	5,646
Investments in real estate joint ventures, net	5,836	5,767	5,564
Real estate held for investment	1,222	1,338	3,681
Real estate owned	600	—	—
Office properties and equipment, net (note 9)	14,730	13,777	9,287
Other assets (note 11)	31,623	23,907	19,733

Total assets	$2,006,874	$1,913,521	$1,443,294

Liabilities and Stockholders’ Equity
Liabilities:
Deposits (note 10)	$1,210,507	$1,127,630	$698,932
Borrowings (note 12)	507,439	508,991	433,672
Advance payments by borrowers for taxes and insurance	9,347	8,301	7,024
Official checks outstanding	3,884	2,699	4,143
Other liabilities (note 13)	24,966	25,802	20,548

Total liabilities	1,758,924	1,673,423	1,164,319

Stockholders’ Equity (notes 2 and 16):
Preferred stock, $0.01 par value; 10,000,000 shares authorized-none issued or outstanding	—	—	—
Common stock, $0.01 par value; 80,000,000 shares authorized; 40,552,162 issued at December 31, 2009 , June 30, 2009 and 2008 37,041,184, outstanding at December 31, 2009, 37,133,684 and 40,187,062 outstanding at June 30, 2009 and 2008, respectively.	130	130	130
Additional paid-in capital	132,339	130,375	128,656
Unallocated common stock held by the employee stock ownership plan	(13,512)	(13,909)	(14,704)
Treasury stock, at cost; 3,510,978 shares at December 31, 2009, 3,418,478 and 365,100 shares at June 30, 2009 and 2008.	(54,649)	(53,418)	(5,926)
Retained income (note 11)	182,528	176,199	171,160
Accumulated other comprehensive loss, net of tax	1,114	721	(341)

Total stockholders’ equity	247,950	240,098	278,975

Commitments and contingencies (notes 4 and 15)
Total liabilities and stockholders’ equity	$2,006,874	$1,913,521	$1,443,294

See accompanying notes to consolidated financial statements.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Consolidated Statements of Income
(in thousands, except per share data)

	(Unaudited)
	Six months ended
	December 31,		Years ended June 30,
	2009	2008	2009	2008	2007
Interest income:
Interest on mortgage loans	$42,065	$34,645	$72,158	$55,053	$44,278
Interest on securities held to maturity and dividends on FHLB stock	717	535	1,069	999	1,073
Interest on securities available for sale	3,738	633	2,468	1,716	868
Interest on mortgage-backed securities held to maturity	1,918	3,032	5,615	7,409	9,475
Interest on mortgage-backed securities available for sale	2,718	3,673	7,046	4,710	813
Interest on federal funds sold and short term investments	90	1	73	1,704	6,842

Total interest income	51,246	42,519	88,429	71,591	63,349

Interest expense:
Deposits and stock subscription proceeds (note 10)	12,123	11,116	24,262	23,865	23,682
Borrowings (note 12)	10,494	9,940	20,238	13,343	9,147

Total interest expense	22,617	21,056	44,500	37,208	32,829

Net interest income before provision for losses on loans	28,629	21,463	43,929	34,383	30,520
Provision for loan losses (note 5)	5,050	5,375	9,880	4,650	1,210

Net interest income	23,579	16,088	34,049	29,733	29,310

Other income:
Service charges	756	608	1,122	1,126	1,119
Real estate operations, net	710	702	1,294	1,314	1,205
Income from investments in real estate joint ventures	608	543	1,124	1,192	1,084
BOLI income	588	543	1,127	1,060	984
Net loss on sale and write down of securities	(190)	(1,800)	(2,045)	(998)	—
Gain on sale of real estate held for investment	1,043	—	—	1,096	—
Gain on sale of fixed assets	—	—	—	—	514
Other income	98	72	158	146	403

Total other income	3,613	668	2,780	4,936	5,309

Other expenses:
Compensation, payroll taxes and fringe benefits (notes 13 and 14)	10,216	9,029	18,670	13,923	11,213
Advertising	329	264	635	470	510
Office occupancy and equipment expense (notes 9 and 15)	1,104	923	2,088	1,595	1,575
Data processing service fees	546	529	1,069	1,058	1,031
Federal insurance premiums	1,159	60	1,774	92	93
Contribution to charitable foundation (note 2)	—	—	—	—	9,110
Other expenses	1,640	1,611	3,021	2,353	1,717

Total other expenses	14,994	12,416	27,257	19,491	25,249

Income before income tax expense	12,198	4,340	9,572	15,178	9,370
Income tax expense (benefit) (note 11)	4,786	1,795	4,020	6,218	(1,664)

Net income	$7,412	$2,545	$5,552	$8,960	$11,034

Net income available to common stockholders	$7,206	$2,495	$5,459	$8,790	$11,034

Earnings per share-basic and diluted (fiscal 2007 represents the period from January 23, 2007 to June 30, 2007)(note 21)	$0.20	$0.07	$0.15	$0.23	$0.15
See accompanying notes to consolidated financial statements.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Consolidated Statements of Stockholders’ Equity
For the six months ended December 31, 2009 (Unaudited) and the years ended June 30, 2009, 2008 and 2007
(in thousands, except share data)

						Accumulated
				Unallocated		other	Total
		Additional		common		comprehensive	stock-
	Common	paid-in	Treasury	stock held	Retained	(loss)	holders’
	Stock	capital	Stock	by ESOP	income	net of tax	equity
Balance at June 30, 2006	$—	$—	$—	$—	$150,266	$(130)	$150,136
Comprehensive income:
Net income	—	—	—	—	11,034	—	11,034
Unrealized holding gain on securities available for sale arising during year, net of tax	—	—	—	—	—	3	3
Change in minimum pension liability, net of tax of $55	—	—	—	—	—	132	132

Total comprehensive income							11,169

Sale of 12,976,686 shares of common stock in the initial public offering and issuance of 27,575,476 shares to the mutual holding company	130	127,500	—	—	—	—	127,630
Purchase of common stock by the ESOP	—	—	—	(15,896)	—	—	(15,896)
Cumulative adjustment for accounting change- adoption of postretirement plans	—	—	—	—	—	(1,076)	(1,076)
ESOP shares allocated or committed to be released	—	210	—	397	—	—	607

Balance at June 30, 2007	$130	$127,710	$—	$(15,499)	$161,300	$(1,071)	$272,570
Comprehensive income:
Net income	—	—	—	—	8,960	—	8,960
Unrealized holding gain on securities available for sale arising during year, net of tax $177	—	—	—	—	—	256	256
Reclassification adjustment for losses included in net income, net of tax of $264	—	—	—	—	—	382	382
Change in funded status of retirement obligations, net of tax of $61	—	—	—	—	—	92	92

Total comprehensive income							9,690

Cumulative adjustment for accounting change- adoption of accounting for uncertainty in income taxes	—	—	—	—	900	—	900
Purchase of treasury stock (365,100 shares)	—	—	(5,926)	—	—	—	(5,926)
Compensation cost for stock options and restricted stock	—	610	—	—	—	—	610
ESOP shares allocated or committed to be released	—	336	—	795	—	—	1,131

Balance at June 30, 2008	$130	$128,656	$(5,926)	$(14,704)	$171,160	$(341)	$278,975

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Consolidated Statements of Stockholders’ Equity
For the six months ended December 31, 2009 (Unaudited) and the years ended June 30, 2009, 2008 and 2007
(in thousands, except share data)

						Accumulated
				Unallocated		other	Total
		Additional		common		comprehensive	stock-
	Common	paid-in	Treasury	stock held	Retained	(loss)	holders’
	Stock	capital	Stock	by ESOP	income	net of tax	equity
Comprehensive income:
Net income	—	—	—	—	5,552	—	5,552
Unrealized holding gain on securities available for sale arising during year, net of tax $200	—	—	—	—	—	203	203
Reclassification adjustment for losses included in net income, net of tax of $815	—	—	—	—	—	1,231	1,231
Change in funded status of retirement obligations, net of tax of $249	—	—	—	—	—	(372)	(372)

Total comprehensive income							6,614

Cash dividends declared	—	—	—	—	(437)	—	(437)
Cumulative adjustment for accounting change - Split-dollar life insurance	—	—	—	—	(76)	—	(76)
Purchase of treasury stock (3,212,337 shares)	—	—	(49,989)	—	—	—	(49,989)
Treasury stock allocated to restricted stock plan (158,959 shares)	—	(2,497)	2,497	—	—	—	—
Compensation cost for stock options and restricted stock	—	3,804	—	—	—	—	3,804
ESOP shares allocated or committed to be released	—	412	—	795	—	—	1,207

Balance at June 30, 2009	$130	$130,375	$(53,418)	$(13,909)	$176,199	$721	$240,098
Comprehensive income:
Net income	—	—	—	—	7,412	—	7,412
Unrealized holding gain on securities available for sale arising during year, net of tax of $177	—	—	—	—	—	265	265
Reclassification adjustment for losses included in net income, net of tax of $25	—	—	—	—	—	58	58
Amortization related to post-retirement obligations, net of tax of $46	—	—	—	—	—	70	70

Total comprehensive income							7,805

Cash dividends declared	—	—	—	—	(1,083)	—	(1,083)
Purchase of treasury stock (92,500 shares)	—	—	(1,231)	—	—	—	(1,231)
Compensation cost for stock options and restricted stock	—	1,782	—	—	—	—	1,782
ESOP shares allocated or committed to be released	—	140	—	397	—	—	537
Tax benefit from stock-based compensation	—	42	—	—	—	—	42

Balance at December 31, 2009	$130	$132,339	$(54,649)	$(13,512)	$182,528	$1,114	$247,950

See accompanying notes to unaudited consolidated financial statements.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Consolidated Statements of Cash Flows
(in thousands)

	(Unaudited)
	Six months ended
	December 31,		Years ended June 30,
	2009	2008	2009	2008	2007
Cash flows from operating activities:
Net income	$7,412	$2,545	$5,552	$8,960	$11,034
Adjustments to reconcile net income to net cash provided by operating activities:
Contribution of stock to charitable foundation	—	—	—	—	8,110
ESOP and stock-based compensation expense	2,319	2,409	5,011	1,741	607
Depreciation of premises and equipment	395	321	701	540	718
Amortization and accretion (premiums and discounts), net	1	43	62	237	463
Provision for losses on loans	5,050	5,375	9,880	4,650	1,210
Amortization and accretion (deferred loan fees), net	(457)	(379)	(797)	(779)	(702)
Increase in deferred taxes	(1,135)	(3,144)	(4,487)	(1,482)	(9,159)
Impairment charge on securities	202	1,751	2,045	998	—
(Gain) loss on sale of securities	(12)	49	—	—	—
Gain on sale of real estate held for investment	(1,043)	—	—	(1,096)	—
Gain on sale of fixed assets	—	—	—	—	(514)
Write down of real estate owned	212	—	—	—	—
Increase in cash surrender value of bank owned life insurance	(588)	(544)	(1,127)	(1,060)	(984)
Income from real estate held for investment	(440)	(504)	(818)	(660)	(708)
Income from real estate joint ventures	(608)	(543)	(1,124)	(1,192)	(1,084)
Increase in accrued interest receivable	(819)	(1,211)	(2,321)	(673)	(1,063)
(Increase) decrease in other assets	(6,712)	1,132	(1,076)	(1,292)	(331)
Increase in other liabilities	3,596	3,552	3,557	2,041	5,575

Net cash provided by operating activities	7,373	10,852	15,058	10,933	13,172

Cash flows from investing activities:
Net increase in loans receivable	(84,245)	(169,080)	(243,561)	(241,106)	(109,026)
Purchase of mortgage loans	(3,694)	(32,231)	(37,068)	(11,300)	(6,960)
Proceeds from sales of mortgage loans	4,000	—	—	—	—
Purchase of securities held to maturity	—	—	—	—	(5,000)
Purchase of securities available for sale	(251,027)	(25,000)	(163,679)	(17,718)	(35,000)
Purchase of mortgage-backed securities held to maturity	—	—	—	—	(4,886)
Purchase of mortgage-backed securities available for sale	—	(10,116)	(11,257)	(124,033)	(27,023)
Redemption (purchase) of Federal Home Loan Bank of New York stock	68	(2,603)	(4,002)	(10,928)	(1,252)
Principal payments on mortgage-backed securities held to maturity	23,075	19,590	44,928	53,083	61,735
Principal payments on mortgage-backed securities available for sale	24,042	11,640	34,562	14,710	5,692
Proceeds from calls and maturities of securities held to maturity	—	—	—	5,415	13,000
Proceeds from calls and maturities of securities available for sale	75,000	10,000	38,895	30,000	10,000
Proceeds from sales of mortgage-backed securities held to maturity	9,361	—	—	—	—
Proceeds from sales of mortgage-backed securities available for sale	6,087	—	—	—	—
Proceeds from sales of securities available for sale	500	250	500	—	—
Purchase of Bank Owned Life Insurance	—	(1,120)	(1,833)	—	—
Additional investment in real estate held for investment	—	(1,290)	(1,352)	(1,378)	(238)
Distributions received from real estate held for investment	398	348	725	552	585
Proceeds from sale of real estate held for investment	1,182	—	—	1,159	—
Additional investment in real estate joint ventures	(387)	(30)	(1,090)	—	(30)
Distributions received from real estate joint ventures	917	843	1,848	1,841	1,182
Purchase of fixed assets	(1,348)	(891)	(1,500)	(1,466)	(409)
Proceeds from sale of fixed assets	—	—	—	—	1,973

Net cash (used in) provided by investing activities	(196,071)	(199,690)	(343,884)	(301,169)	(95,657)

Cash flows from financing activities:
Net increase in deposits	82,877	181,014	428,698	3,175	7,111
Proceeds from borrowed funds	—	322,225	341,225	244,885	113,400
Repayment of borrowed funds	(1,552)	(264,402)	(265,906)	(7,874)	(85,975)
Increase in advance payments by borrowers for taxes and insurance	1,046	1,129	1,277	1,340	577
Net proceeds from sale of common stock	—	—	—	—	119,520
Purchase of common stock for ESOP	—	—	—	—	(15,896)
Dividends paid to shareholders	(1,521)	—	—	—	—
Purchase of treasury stock	(1,231)	(38,217)	(49,989)	(5,926)	—
Tax benefit from stock-based compensation	42	—	—	—	—

Net cash provided by (used in) financing activities	79,661	201,749	455,305	235,600	138,737

Net (decrease) increase in cash and cash equivalents	(109,037)	12,911	126,479	(54,636)	56,252
Cash and cash equivalents at beginning of year	135,369	8,890	8,890	63,526	7,274

Cash and cash equivalents at end of year	$26,332	$21,801	$135,369	$8,890	$63,526

Supplemental cash flow information:
Cash paid during the year for:
Interest	$22,766	$20,819	$44,262	$36,296	$32,589
Income taxes	2,674	4,646	9,812	9,583	5,647
Noncash transfers
Loans receivable transferred to real estate owned	812	—	—	—	—
RE Held for Investment transferred to Office, Property and Equipment	—	3,690	3,690	—	—
Non cash borrowing activity	—	—	—	—	(544)
See accompanying notes to consolidated financial statements.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(1) Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements are comprised of the accounts of Oritani Financial Corp. (the Company), and its wholly owned subsidiaries, Oritani Bank (the Bank); Hampshire Financial, LLC, and Oritani, LLC, and the wholly owned subsidiaries of Oritani Bank, Oritani Financial Services, Inc. (inactive), Ormon LLC (Ormon), and Oritani Holding Company (liquidated), as well as its wholly owned subsidiary, Oritani Asset Corporation (a real estate investment trust), collectively, the Company. All significant intercompany balances and transactions have been eliminated in consolidation.
Business
The Company provides a wide range of banking services to individual and corporate customers in New Jersey. The Company is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.
The following are the significant accounting policies which were followed in preparing and presenting these consolidated financial statements.
Basis of Financial Statement Presentation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In June 2009, the Financial Accounting Standards Board (“FASB”) issued an update to Accounting Standard Codification 105-10, “Generally Accepted Accounting Principles”. This standard establishes the FASB Accounting Standard Codification (“Codification” or “ASC”) as the source of authoritative U.S. GAAP recognized by the FASB for nongovernmental entities. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is a reorganization of existing U.S. GAAP and does not change existing U.S. GAAP. The Company adopted this standard for our financial statements for periods ending after September 15, 2009. As a result, the Company’s disclosures in its consolidated financial statements and all future references to authoritative accounting literature will be referenced in accordance with FASB ASC 105-10. The adoption had no impact on the Company’s financial position, results of operations, and earnings per share. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities presented in the Consolidated Balance Sheets at December 31, 2009 and June 30, 2009 and 2008, and in the Consolidated Statements of Income for the six months ended December 31, 2009 and 2008 and the twelve months ended June 30, 2009, 2008 and 2007. Actual results could differ significantly from those estimates.
In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the unaudited interim consolidated financial statements have been made. No adjustments were made other than normal recurring entries.
Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
allowance for loan losses, management generally obtains independent appraisals for significant properties.
A substantial portion of the Company’s loans are secured by real estate in the New Jersey market. In addition, a substantial portion of real estate joint ventures and real estate owned are located in that same market. Accordingly, as with most financial institutions in the market area, the ultimate collectibility of a substantial portion of the Company’s loan portfolio and the recovery of the carrying amount of real estate joint ventures and real estate owned are susceptible to changes in market conditions.
Securities
Securities include debt, mortgage-backed and marketable equity securities. Management determines the appropriate classification of securities as either available for sale or held to maturity at the purchase date. Securities that may be sold in response to changing market and interest rate conditions or as part of an overall asset/liability strategy are classified as available for sale. Gains or losses on sales of securities available for sale are based upon the specific-identification method. Securities classified as available for sale are carried at fair value with unrealized gains and losses net of applicable taxes, included in accumulated other comprehensive income (loss), a component of equity. If management has the intent and the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity. Securities held to maturity are carried at cost, adjusted for unamortized purchase premiums and discounts. Premiums and discounts on securities are accreted or amortized using the level-yield method over the estimated lives of the securities, including the effect of prepayments. Any portion of unrealized loss on an individual equity security deemed to be other than temporary is recognized as a loss in operations in the period in which such determination is made. For debt investment securities deemed other than temporarily impaired, the investment is written down through current earnings by the impairment related to the estimated credit loss and the non-credit related impairment is recognized in other comprehensive income. In the ordinary course of business, securities are pledged as collateral in conjunction with the Company’s borrowings and lines of credit.
Loans
Mortgages on real estate and other loans are stated at the outstanding principal amount of the loans, net of deferred loan fees/costs and the allowance for loan losses. Loan origination and commitment fees, net of related costs, are deferred and amortized as an adjustment to the loan’s yield, utilizing the level yield method, over the actual lives of the related loans. Interest income on loans is accrued and credited to interest income as earned. Loans are generally placed on nonaccrual status when they become delinquent 90 days or more as to principal or interest, or when it appears that principal or interest is uncollectible. Interest accrued prior to a loan being placed on nonaccrual status is subsequently reversed. Interest income on nonaccrual loans is recognized only in the period it is ultimately collected. Loans are returned to an accrual status when factors indicating doubtful collectability no longer exist. Loans are generally charged off after an analysis is completed which indicates collectability of principal and interest is in doubt.
The Company defines an impaired loan as a loan for which it is probable, based on current information, that the Company will not collect all amounts due under the contractual terms of the loan agreement. Loans individually classified as impaired include multifamily, commercial mortgage and construction loans. Impaired loans are individually assessed to determine that each loan’s carrying value is not in excess of the fair value of the related collateral or the present value of

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
the expected future cash flows. Residential mortgage and consumer loans are deemed smaller balance homogeneous loans which are evaluated collectively for impairment and are therefore excluded from the population of impaired loans.
Consumer loans and any portion of residential real estate mortgage loans not adequately secured are generally charged off when deemed to be uncollectible unless it can be clearly demonstrated that repayment will occur regardless of the delinquency status. Examples that would demonstrate repayment include; a loan that is secured by collateral and is in the process of collection; a loan supported by a valid guarantee or insurance; or a loan supported by a valid claim against a solvent estate. Charge-offs of commercial real estate mortgage loans are made on the basis of management’s ongoing evaluation of nonperforming loans. In the ordinary course of business, loans are pledged as collateral in conjunction with the Company’s borrowings and lines of credit.
Allowance for Loan Losses
An allowance for loan losses is charged to operations based on management’s evaluation of the probable losses inherent in its portfolio. Such evaluation includes a review of all loans for which full collectability may not be reasonably assured and considers, among other matters, the estimated net realizable value of the underlying collateral, economic conditions and other matters which warrant consideration. Subsequent recoveries, if any, are credited to the allowance.
Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in the Company’s market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.
Real Estate Owned
Real estate owned acquired through foreclosure is carried at fair value, less estimated selling costs at the time of acquisition. Fair value is derived from independent appraisals. When a property is acquired, the excess of the loan balance over fair value is charged to the allowance for loan losses. During the holding period, the property is periodically reviewed and the recorded value is adjusted through operations, if necessary, if the carrying value of the property exceeds the fair value, less estimated costs to sell.
Bank Owned Life Insurance
Bank-owned life insurance is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the cash surrender value is included in other noninterest income.
Federal Home Loan Bank of New York Stock
The Bank, as a member of the FHLB of New York , is required to hold shares of capital stock in the FHLB in an amount based on the Bank’s total investment in mortgage related assets and advances. The requirement pertaining to mortgage related assets is a range from 0.10% to 0.25% of mortgage related assets, and is currently equal to 0.20%. The requirement pertaining to advances is a range from 4.0% to 5.0% of total advances, and is currently equal to 4.5%. The stock is carried at cost.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Investments in Real Estate Joint Ventures, Net
The Company accounts for investments in joint ventures under the equity method. The balance reflects the cost basis of investments, plus the Company’s share of income earned on the joint venture operations, less cash distributions, including excess cash distributions, and the Company’s share of losses on joint venture operations. Cash received in excess of the Company’s recorded investment in a joint venture is recorded as unearned revenue in other liabilities.
Real Estate Held for Investment
Real estate held for investment includes the Company’s undivided interest in real estate properties accounted for under the equity method and properties held for investment purposes. Cash received in excess of the Company’s recorded investment for an undivided interest in real estate property is recorded as unearned revenue in other liabilities. The operations of the properties held for investment purposes are reflected in the financial results of the Company and included in the Other Income caption in the Income Statement. Properties held for investment purposes are carried at cost less accumulated depreciation.
Office Properties and Equipment
Office properties and equipment are carried at cost, less accumulated depreciation. Depreciation of office properties and equipment is computed on a straight-line basis over the estimated useful lives of the related assets. The Company uses the following estimated useful lives for its office properties and equipment categories: land improvements – 15 years; building and major building improvements – 40 years; minor building improvements – 10 years and furniture and fixtures – 3 to 7 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvement.
Employee Benefit Plans
The Bank has a defined benefit pension plan which covers all employees who satisfy the eligibility requirements. The Bank participates in a multi-employer plan. Costs of the pension plan are based on the contribution required to be made to the program. The Bank’s policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974, as amended. The Plan was frozen as of December 31, 2008.
The Bank has a 401(k) savings incentive plan covering substantially all employees of the Bank. The Bank may match a percentage of the first 6% of employee contributions. The contribution percentage is determined annually by the Board of Directors.
The employee stock ownership plan (“ESOP”) is accounted for in accordance with the provisions of ASC 718, “Compensation-Stock Compensation”. The funds borrowed by the ESOP from the Company to purchase the Company’s common stock will be repaid from the Bank’s contributions over a period of up to 20 years. The Company’s common stock not yet allocated to participants is recorded as a reduction of stockholders’ equity at cost. Compensation expense for the ESOP is based on the market price of the Company’s stock and is recognized as shares committed to be released to participants.
The Bank provides several nonqualified, defined benefit plans which provides benefits to executive officers and directors of the Company. These plans are unfunded and the costs of the plans are recognized over the period that services are provided.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
The Company provides several post-retirement benefit plans to directors and certain retired employees and will provide such benefits to certain active officers that are accounted for in accordance with ASC 715, “Compensation-Retirement Benefits”. This guidance requires an employer to: (a) recognize in its statement of financial condition the overfunded or underfunded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan’s assets and its obligations that determine its funded status as of the date of its year-end balance sheet and (c) recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period. The Company accrues the cost of post-retirement benefit plans during the employee’s period of active service.
The Company’s equity incentive plan is accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. This guidance requires companies to recognize in the statement of earnings the grant-date fair value of stock based awards issued to employees. Compensation cost related to stock based awards is recognized on a straight-line basis over the requisite service periods.
Income Taxes
The Company records income taxes in accordance with ASC 740, “Income Taxes,” using the asset and liability method. Accordingly, deferred tax assets and liabilities: (i) are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply in the years when those temporary differences are expected to be recovered or settled. Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period of enactment. The valuation allowance is adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant. Income taxes are allocated to the individual entities within the consolidated group based on the effective tax rate of the entity.
Comprehensive Income
Comprehensive income is divided into net income and other comprehensive income. Other comprehensive income includes items recorded directly to equity, such as unrealized gains and losses on securities available for sale, change in actuarial gains and losses on other post retirement benefits, and change in service cost on other postretirement benefits, net of taxes. Comprehensive income is presented in the consolidated statements of changes in equity.
Earnings Per Share
Basic earnings per share, or EPS, is computed by dividing net income by the weighted average number of shares outstanding for the period. ASC 260, “Earnings Per Share”, provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. We determined that our outstanding non-vested restricted stock awards are participating securities. Accordingly, earnings per common share is computed using the two-class method. The weighted average common shares outstanding includes the average number of shares of common stock outstanding, including shares

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
held by Oritani Financial Corp., MHC and allocated or committed to be released Employee Stock Ownership Plan shares.
Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if stock options and unvested shares of restricted stock were exercised and converted into common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. When applying the treasury stock method, we add: (1) the assumed proceeds from option exercises; (2) the tax benefit that would have been credited to additional paid-in capital assuming exercise of non-qualified stock options and vesting of shares of restricted stock; and (3) the average unamortized compensation costs related to unvested shares of restricted stock and stock options. We then divide this sum by our average stock price to calculate shares repurchased. The excess of the number of shares issuable over the number of shares assumed to be repurchased is added to basic weighted average common shares to calculate diluted EPS.
Reclassifications
Certain items previously reported have been reclassified to conform with the current period’s reporting format.
(2) Stock Transactions
     Stock Offering
The Company completed its initial public stock offering on January 23, 2007. The Company sold 12,165,649 shares, or 30.0% of its outstanding common stock, to subscribers in the offering, including 1,589,644 shares purchased by the Oritani Bank Employee Stock Ownership Plan (“ESOP”). Oritani Financial Corp., MHC, the Company’s federally chartered mutual holding company parent holds 27,575,476 shares, or 68.0% of the Company’s outstanding common stock. Additionally, the Bank contributed $1.0 million in cash, and the Company issued 811,037 shares of common stock, or 2.0% of the Company’s outstanding common stock, to the OritaniBank Charitable Foundation. This action resulted in a $9.1 million pre-tax expense recorded in the quarter ended March 31, 2007. Proceeds from the offering, including the value of shares issued to the charitable foundation but net of expenses, were $127.6 million. Net deployable funds, after deducting for the ESOP shares and the total contribution to the charitable foundation, were $102.6 million. The Company contributed $59.7 million of the proceeds to Oritani Bank. Stock oversubscription proceeds of $323.4 million were returned to subscribers.
     Stock Repurchase Program
On June 2, 2008, the Company announced a stock repurchase plan to acquire up to 10% of its publicly-held outstanding shares of common stock, or 1,297,668 shares. Additional stock repurchase plans were announced on: September 18, 2008, for 10% of the publicly-held outstanding shares, or 1,173,008 shares, on November 21, 2008 for 10% of the publicly-held outstanding shares, or 1,061,098 shares, and on March 18, 2009, for 10% of the publicly-held outstanding shares, or 967,828 shares. Under the stock repurchase program, shares of the Company’s common stock may be purchased in the open market and through privately negotiated transactions, from time to time, depending on market conditions and prices, the Company’s liquidity requirements and alternative uses of capital. At December 31, 2009, a total of 3,669,937

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
shares were acquired under these repurchase plans at a weighted average cost of $15.57 per share. No additional shares have been purchased through February 27, 2010. The March 18, 2009 program has no expiration date and 596,291 shares remain eligible to be purchased under this program. All repurchased shares are held as treasury stock. All treasury shares will effectively be reissued in conjunction with our proposed “second step” transaction.
(3) Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand and in banks and federal funds sold and short term investments which are generally sold for one-day periods.
(4) Loans
A comparative summary of loans at December 31, 2009 and June 30, 2009 and 2008 is as follows:

	(Unaudited)
	December 31,	June 30,
	2009	2009	2008
		(In thousands)
First mortgage loans:
Conventional one to four family	260,056	265,962	223,087
Multifamily	296,314	277,589	237,490
Commercial real estate	628,507	562,138	359,681

Total first mortgage loans	1,184,877	1,105,689	820,258

Second mortgage and equity loans	51,036	54,769	59,886
Construction and land loans	124,898	130,831	138,195
Other loans	21,612	10,993	4,880

	1,382,423	1,302,282	1,023,219
Less:
Deferred fees, net	3,102	2,979	2,610
Allowance for loan losses	22,164	20,680	13,532

	$1,357,157	$1,278,623	1,007,077

At December 31, 2009 and June 30, 2009 and 2008, the Company had fixed-rate mortgage commitments of $28.8 million,$42.8 million and $44.3 million, respectively, and variable-rate mortgage commitments of $18.8, $34.9 million and $48.7 million, respectively, which are not included in the accompanying consolidated financial statements. The rate range of the fixed rate commitments at December 31, 2009 was 4.99% to 6.50%. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. There is no exposure to credit loss in the event the other party does not exercise its right to borrow under the commitment.
The Company grants residential real estate loans on single- and multifamily dwellings principally throughout the state of New Jersey and has previously purchased out-of-state residential mortgage pools. Multifamily and commercial real estate loan originations extend into Eastern Pennsylvania,

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Southern New York, New York City and parts of Connecticut. Borrowers’ abilities to repay their obligations are dependent upon various factors, including the borrowers’ income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Company’s lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Company’s control; the Company is therefore subject to risk of loss. The Company believes that its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for losses are provided for all known and inherent risks. Collateral and/or guarantees are required for all loans.
The aggregate amount of loans to our executive officers, directors and their related entities, was $38.3 million, $36.6 million and $34.8 million at December 31, 2009 and June 30, 2009 and 2008, respectively. For the six months ended December 31, 2009, new loans to and repayments from executive officers, directors and their related entities totaled $2.0 million and $292,000, respectively. These loans were performing according to their original terms at December 31, 2009.
(5) Allowance for Loan Losses
Activity in the allowance for loan losses is summarized as follows:

	(Unaudited)
	Six months ended
	December 31,		Years ended June 30,
	2009	2008	2009	2008	2007
			(In thousands)
Balance at beginning of year	$20,680	$13,532	$13,532	8,882	7,672
Provisions charged to operations	5,050	5,375	9,880	4,650	1,210
Recoveries	3	—	—	—	—
Loans charged off	3,569	—	2,732	—	—

Balance at end of year	$22,164	$18,907	$20,680	13,532	8,882

Included in loans are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. The principal amount of nonaccrual loans at December 31, 2009 and 2008 and June 30, 2009 and 2008 were $51.9 million, $44.1 million, $52.5 million and $14.2 million, respectively. There were no nonaccrual loans at June 30, 2007. If the nonaccrual loans had performed in accordance with their original terms, interest income would have increased by $2.1 million, $1.4 million, $3.7 million and $521,000 for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, and 2008, respectively.
The Company defines an impaired loan as a loan for which it is probable, based on current information, that the Company will not collect all amounts due under the contractual terms of the loan agreement. Loans individually classified as impaired include multifamily, commercial mortgage and construction loans. Impaired loans at December 31, 2009 and 2008 and June 30, 2009 and 2008 were $46.7 million, $43.6 million, $50.2 million and $13.8 million, respectively. There were no impaired loans at June 30, 2007. The allocation in the allowance for loan losses for impaired loans at December 31, 2009 and 2008 and June 30, 2009 and 2008 were $3.2 million on balances of $30.8 million, $4.3 million on balances of $16.3 million, $3.3 million on balances of $26.2 million and $1.4 million on balances of $13.8 million, respectively. Interest income recognized on these loans for the six months ended December 31, 2009 and 2008 and the years

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
ended June 30, 2009 and 2008 was $373,000, $300,000, $696,000 and $184,000, respectively. The average balance of impaired loans was $48.8 million, $19.7 million, $34.8 million and $3.5 million during the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009 and 2008, respectively.
(6) Mortgage-backed Securities Held to Maturity
The following is a comparative summary of mortgage-backed securities held to maturity as of December 31, 2009 and June 30, 2009 and 2008:

	December 31, 2009 (unaudited)
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
		(In thousands)
Mortgage-backed securities:
FHLMC	$15,740	396	1	16,135
FNMA	24,589	712	—	25,301
GNMA	2,423	5	2	2,426
CMO	43,430	931	—	44,361

	$86,182	2,044	3	88,223

	June 30, 2009
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
		(In thousands)
Mortgage-backed securities:
FHLMC	$18,783	287	7	19,063
FNMA	31,329	616	2	31,943
GNMA	5,161	16	20	5,157
CMO	63,544	913	239	64,218

	$118,817	1,832	268	120,381

	June 30, 2008
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
		(In thousands)
Mortgage-backed securities:
FHLMC	$25,082	156	336	24,902
FNMA	42,066	223	196	42,093
GNMA	6,055	8	23	6,040
CMO	90,747	146	1,257	89,636

	$163,950	533	1,812	162,671

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Proceeds from the sale of mortgage-backed securities held to maturity for the six months ended December 31, 2009 were $9.4 million, resulting in gross gains and gross losses of $41,000 and $148,000, respectively. These mortgage-backed securities had an amortized cost of $9.5 million. The held to maturity securities sold were mortgage backed securities with 15% or less of their original purchased balances remaining. The Company did not sell any mortgage-backed securities held to maturity during the six months ended December 31, 2008 or during years ended June 30, 2009, 2008 or 2007. Mortgage-backed securities with fair values of $88.2 million, $120.4 million and $162.7 million at December 31, 2009, June 30, 2009 and 2008, respectively, were pledged to FHLB of New York (FHLBNY) as collateral for advances (see note 12). The Company did not record other than temporary impairment charges on mortgage-backed securities held to maturity during the six months ended December 31, 2009 or the years ended June 30, 2009, 2008 and 2007.
The contractual maturities of mortgage-backed securities held-to-maturity generally exceed 20 years; however, the effective lives are expected to be shorter due to anticipated prepayments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.
Gross unrealized losses on mortgage-backed securities held to maturity and the estimated market value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and June 30, 2009 and 2008 are as follows:

	December 31, 2009 (unaudited)
	Less than 12 months		Greater than 12 months		Total
			(In thousands)
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
	fair value	losses	fair value	losses	fair value	losses
Mortgage-backed securities:
FHLMC	$859	2	—	—	859	2
GNMA	1,749	1	—	—	1,749	1

	$2,608	3	—	—	2,608	3

	June 30, 2009
	Less than 12 months		Greater than 12 months		Total
			(In thousands)
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
	market value	losses	market value	losses	market value	losses
Mortgage-backed securities:
FHLMC	$805	2	1,012	5	1,817	7
FNMA	845	2	—	—	845	2
GNMA	—	—	2,009	20	2,009	20
CMO	8,214	43	2,284	196	10,498	239

	$9,864	47	5,305	221	15,169	268

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007

	June 30, 2008
	Less than 12 months		Greater than 12 months		Total
			(In thousands)
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
	market value	losses	market value	losses	market value	losses
Mortgage-backed securities:
FHLMC	$11,191	226	3,035	110	14,226	336
FNMA	8,068	45	17,580	151	25,648	196
GNMA	495	1	2,286	22	2,781	23
CMO	23,628	70	50,742	1,187	74,370	1,257

	$43,382	342	73,643	1,470	117,025	1,812

The unrealized losses on investments in mortgage-backed securities were caused by interest rate changes. The contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and Freddie Mac. The majority of the contractual cash flows of the CMO’s are guaranteed by these agencies as well. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has no intent to sell and believes it is not more likely than not that it will be required to sell these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired as of December 31, 2009. The Company had one AAA rated private label CMO investment with an amortized cost of $946,000 and a fair value of $809,000. This security was sold during the six months ended December 31, 2009 resulting in a loss of $137,000.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(7) Securities and Mortgage-Backed Securities Available for Sale
The following is a comparative summary of securities and mortgage-backed securities available for sale as of December 31, 2009 and June 30, 2009 and 2008:

	December 31, 2009 (unaudited)
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
		(In thousands)
Securities available for sale
U.S. Government and federal agency obligations
Due in one year to five years	$310,775	1,010	591	311,194
Corporate bonds
Due in one year to five years	2,000	83	—	2,083
Mutual funds	5,148	213	—	5,361
Equity securities	1,763	54	16	1,801

	$319,686	1,360	607	320,439

Mortgage-backed securities:
FHLMC	$22,352	993	45	23,300
FNMA	20,267	978	—	21,245
CMO	52,566	1,402	—	53,968

	$95,185	3,373	45	98,513

	June 30, 2009
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
		(In thousands)
Securities available for sale
U.S. Government and federal agency obligations
Due in one year to five years	$109,754	525	205	110,074
Due in five to ten years	25,000	7	244	24,763
Corporate bonds
Due in one year to five years	2,000	156	—	2,156
Mutual funds	5,636	40	—	5,676
Equity securities	1,965	15	230	1,750

	$144,355	743	679	144,419

Mortgage-backed securities:
FHLMC	$26,979	945	49	27,875
FNMA	27,023	889	1	27,911
GNMA	2,537	21	1	2,557
CMO	68,571	1,689	—	70,260

	$125,110	3,544	51	128,603

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007

	June 30, 2008
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	market
	cost	gains	losses	value
		(In thousands)
Securities available for sale
U.S. Government and federal agency obligations
Due in one year to five years	$10,000	—	135	9,865
Corporate bonds
Due in one year to five years	2,000	184	—	2,184
Mutual funds	7,782	—	—	7,782
Equity securities	2,364	292	202	2,454

	$22,146	476	337	22,285

Mortgage-backed securities:
FHLMC	$28,672	263	98	28,837
FNMA	31,084	113	302	30,895
GNMA	3,134	13	4	3,143
CMO	85,351	1,160	177	86,334

	$148,241	1,549	581	149,209

Expected maturities of securities available for sale other than mutual funds, equity securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Proceeds from the sale of mortgage-backed securities available for sale for the six months ended December 31, 2009 were $6.1 million, resulting in gross gains and gross losses of $112,000 and $5,000, respectively. The mortgage-backed securities had an amortized cost of $6.0 million. The Company did not sell any mortgage-backed securities available for sale during the six months ended December 31, 2008 or during the years ended June 30, 2009, 2008 or 2007. Mortgage-backed securities available for sale with fair values of $266.4 million, $127.5 million and $159.1 million at December 31, 2009 and June 30, 2009 and 2008, respectively, were pledged to FHLB of New York (FHLBNY) as collateral for advances (see note 12).
The Mutual Fund caption relates to holdings of shares in an Asset Management Fund with underlying investments in adjustable rate mortgages. During the six months ended December 31, 2008 and the years ended June 30, 2009 and 2008, the mutual fund was deemed other-than-temporarily impaired resulting in noncash impairment charges to earnings of $1.4 million, $1.7 million and $646,000, respectively. There were no impairment charges on the mutual fund for the six months ended December 31, 2009 or the year ended June 30, 2007. Proceeds from the sale of the mutual fund were $500,000 resulting in a gain of $12,000, $250,000 resulting in a loss of $49,000, and $500,000 resulting in a loss of $61,000 for the six months ended December 31, 2009 and 2008, and the year ended June 30, 2009, respectively. The Company did not sell any mutual fund during the years ended June 30, 2008 or 2007.
The Equity securities caption relates to holdings of shares in financial institutions common stock. During the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009 and 2008, several of these holdings were deemed other-than-temporarily impaired resulting in noncash

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
impairment charges to earnings of $202,000, $399,000, $399,000 and $352,000, respectively. There were no impairment charges on the equity securities for the year ended June 30, 2007.
Gross unrealized losses on securities and mortgage-backed securities available for sale and the estimated market value of the related securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and June 30, 2009 and 2008 are as follows:

	December 31, 2009 (unaudited)
	Less than 12 months		Greater than 12 months		Total
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
	market value	losses	market value	losses	market value	losses
			(In thousands)
Securities available for sale:
U.S. Government and federal agency obligations	$118,733	591	—	—	118,733	591
Equity securities	187	16	—	—	187	16

	$118,920	607	—	—	118,920	607

Mortgage-backed securities:
FHLMC	$573	2	2,757	43	3,330	45

	$573	2	2,757	43	3,330	45

	June 30, 2009
	Less than 12 months		Greater than 12 months		Total
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
	market value	losses	market value	losses	market value	losses
			(In thousands)
Securities available for sale:
U.S. Government and federal agency obligations	$79,202	449	—	—	79,202	449
Equity securities	654	230	—	—	654	230

	$79,856	679	—	—	79,856	679

Mortgage-backed securities:
FHLMC	$4,501	49	—	—	4,501	49
FNMA	1,801	1	—	—	1,801	1
GNMA	501	1	—	—	501	1
CMO	—	—	—	—	—	—

	$6,803	51	—	—	6,803	51

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007

	June 30, 2008
	Less than 12 months		Greater than 12 months		Total
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
	market value	losses	market value	losses	market value	losses
			(In thousands)
Securities available for sale:
U.S. Government and federal agency obligations	$9,865	135	—	—	9,865	135
Equity securities	1,022	202	—	—	1,022	202

	$10,887	337	—	—	10,887	337

Mortgage-backed securities:
FHLMC	$14,086	95	716	3	14,802	98
FNMA	17,677	302	—	—	17,677	302
GNMA	344	1	474	3	818	4
CMO	19,022	177	—	—	19,022	177

	$51,129	575	1,190	6	52,319	581

At December 31, 2009, management has evaluated the securities in the above table and has concluded that none of the securities with losses has impairments that are other-than-temporary. The unrealized losses on debt securities were caused by interest rate changes. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the declines in market value are attributable to changes in interest rates and not credit quality, and because the Company has no intent to sell and believes it is not more likely than not that it will be required to sell these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.
The unrealized losses on investments in mortgage-backed securities were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has no intent to sell and believes it is not more than likely than not that it will be required to sell these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.
At December 31, 2009, management evaluated its portfolio of equity securities and, based on its evaluation of the financial condition and near-term prospects of the issuer, management believes that it could recover its investment in the security.
(8) Accrued Interest Receivable
A summary of accrued interest receivable at December 31, 2009 and June 30, 2009 and 2008 is as follows:

	(Unaudited)
	December 31,	June 30,
	2009	2009	2008
		(In thousands)
Mortgage loans	$5,892	$5,796	4,269
Mortgage-backed securities	680	934	1,214
Securities	2,214	1,237	163

	$8,786	$7,967	5,646

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(9) Office Properties and Equipment
At December 31, 2009 and June 30, 2009 and 2008, office properties and equipment, less accumulated depreciation and amortization, consist of the following:

	(Unaudited)
	December 31,	June 30,
	2009	2009	2008
		(In thousands)
Cost:
Land	$4,171	$4,171	3,431
Buildings	8,762	8,708	5,600
Land and building improvements	3,430	3,147	2,859
Leasehold improvements	959	718	633
Furniture and equipment	5,333	5,222	4,651
Construction in progress	1,238	612	213

	23,893	22,578	17,387

Less accumulated depreciation and amortization	9,163	8,801	8,100

	$14,730	$13,777	9,287

Depreciation and amortization expense for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007 amounted to $395,000, $321,000, $701,000, $540,000 and $718,000, respectively.
During fiscal 2008, the Company purchased land in Bergenfield, NJ to construct a de novo branch location which opened in February 2010 and entered into a contract to lease premises in Jersey City, NJ, for the purpose of a de novo branch location which opened in October 2008.
During fiscal year 2006, the Company sold its branch location and former Corporate Headquarters in Hackensack, NJ to a private investor. The asset was transferred to the private investor in December 2005 and the Company initially accounted for the transaction as a finance obligation due to the Company’s continuing involvement with the transferred property. The Company leased back a portion of the premises and provided the buyer with non recourse financing. In accordance with finance obligation accounting, the asset was not removed from the Company’s books at that time. During fiscal year 2007, the non recourse note was sold to another financial institution which permitted the Company to utilize sale/leaseback accounting (as prescribed by ASC 840-40, “Sale-Leaseback Transactions”) for the transaction. As a result, the former headquarters was removed from the books of the Company and office properties and equipment, net decreased by $1.5 million. In accordance with this guidance, a $514,000 gain on the sale was recognized.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(10) Deposits
Deposits include non-interest and interest-bearing demand deposits, money market, savings and time deposits. The Bank does not have any brokered deposits. Deposit accounts at the Bank are insured by the FDIC up to a maximum of $250,000. In addition, the Bank is a participant in the FDIC’s Temporary Liquidity Guarantee Program (“TLG”) which fully insures certain noninterest-bearing transaction accounts regardless of the dollar amount until June 30, 2010. Deposit balances at December 31, 2009 and June 30, 2009 and 2008 are summarized as follows:

	(Unaudited)
	December 31,		June 30,
	2009		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
	Amount	cost	Amount	cost	Amount	cost
			(Dollars in thousands)
Demand accounts	$106,968	0.75%	$88,759	0.90%	$73,949	0.89%
Money market deposit accounts	271,583	1.43	199,965	2.07	57,117	2.92
Savings accounts	146,442	0.79	147,669	1.04	149,062	1.35
Time deposits	685,514	2.32	691,237	2.84	418,804	3.84

	$1,210,507	1.80%	$1,127,630	2.32%	$698,932	2.92%

Interest expense on deposits for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007 is summarized as follows:

	(Unaudited)
	Six months ended
	December 31,		Years ended June 30,
	2009	2008	2009	2008	2007
			(In thousands)
Demand accounts	$404	$323	$628	812	868
Money market deposit accounts	2,008	1,076	2,626	1,730	1,195
Savings accounts	675	1,069	1,979	2,427	2,575
Time deposits	9,036	8,648	19,029	18,896	18,526
Stock subscriptions	—	—	—	—	518

	$12,123	$11,116	$24,262	23,865	23,682

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Time deposits at December 31, 2009 and June 30, 2009 mature as follows (in thousands):

	(Unaudited)
	December 31,	June 30,
	2009	2009
Due within 12 months	$583,794	$601,316
Due between 12 and 24 months	83,408	67,014
Due between 24 and 36 months	11,191	16,295
Due between 36 and 48 months	3,746	3,586
Due between 48 and 60 months	3,375	3,026

	$685,514	$691,237

Included in time deposits at December 31, 2009 and June 30, 2009 and 2008 is $240.3 million, $234.9 million and $100.8 million, respectively, of deposits of $100,000 and over.
(11) Income Taxes
Income tax expense (benefit) for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007 consists of the following:

	(Unaudited)
	Six months ended
	December 31,		Years ended June 30,
	2009	2008	2009	2008	2007
		(In thousands)
Current:
Federal	$4,692	$4,822	$7,749	7,210	6,833
State	1,229	117	758	490	662

Total current	5,921	4,939	8,507	7,700	7,495

Deferred:
Federal	(833)	(3,492)	(4,749)	(2,724)	(3,312)
State	(302)	348	262	1,242	(5,847)

Total deferred	(1,135)	(3,144)	(4,487)	(1,482)	(9,159)

Total income tax expense (benefit)	$4,786	$1,795	$4,020	6,218	(1,664)

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
A reconciliation between the provision for income taxes and the expected amount (computed by multiplying income before provision for income taxes times the applicable statutory federal income tax rate) for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007 is as follows:

	(Unaudited)
	Six months ended
	December 31,		Years ended June 30,
	2009	2008	2009	2008	2007
	(In thousands)
Income before provision for income taxes	$12,198	4,340	9,572	15,178	9,370

Applicable statutory federal income tax rate	35%	35%	35%	35%	35%

Computed “expected” federal income tax expense	4,269	1,519	3,350	5,312	3,280
Increase in federal income tax expense resulting from: State income taxes, net of federal benefit	603	302	663	1,128	(3,370)
Bank owned life insurance	(206)	(190)	(395)	(371)	(344)
Contribution to charitable foundation	—	—	—	—	(1,533)
ESOP fair market value adjustment	49	90	144	118	74
Non-deductible stock based compensation	64	53	209	26	—
Other items, net	7	21	49	5	229

	$4,786	1,795	4,020	6,218	(1,664)

The effective tax rates for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007 were 39.24%, 41.35%, 42.00%, 40.97% and (17.76)%, respectively.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and June 30, 2009 and 2008 are as follows:

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007

	(Unaudited)
	December 31,	June 30,
	2009	2009	2008
	(In thousands)
Deferred tax assets:
Allowance for loan and real estate owned losses per books	$9,054	8,448	5,528
Reserve for uncollected interest	1,619	1,456	213
Premises and equipment — differences in depreciation	253	265	291
Pension	5,035	4,754	3,859
Accrued/deferred compensation	2,180	2,088	1,701
ESOP shares allocated or committed to be released	974	812	487
Stock compensation	1,255	601	219
Capital loss carry forward	—	—	37
Other than temporary loss on securities	1,271	1,317	408
Charitable contribution carry forward	2,772	3,286	4,154
Net operating loss carry forward	—	—	1,024
Prepaid AMA	146	146	146
Other	217	250	265

Total gross deferred tax assets	24,776	23,423	18,332

Less valuation reserve	697	655	611

Total deferred tax asset	24,079	22,768	17,721

Deferred tax liabilities:
Unrealized gain on securities available for sale	1,667	1,465	450
Deferred loan fees	245	280	132
Other	590	333	170

Total deferred tax liabilities	2,502	2,078	752

Net deferred tax asset	$21,577	20,690	16,969

Sources of deferred taxes for the six months ended December 31, 2009 and the years ended June 30, 2009 and 2008 were due primarily to the difference in recognizing income and expenses for book purposes and tax purposes for various deferred loan fees, uncollected interest on loans, accrued benefit costs, book and tax depreciation, non-allowable reserves and charitable contribution carryforwards.
At June 30, 2008, the Company had state net operating loss carryforwards of approximately $17.5 million having expiration dates ranging from December 2010 through 2013. During the fiscal year ended June 30, 2009, the deferred tax asset was realized.
At December 31, 2009 and June 30, 2009 and 2008, the valuation allowance was $697,000, $655,000 and $611,000, respectively. The valuation allowance relates to the stock contribution to the charitable foundation and impairment charges on equity securities for which tax benefits are not

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
more likely than not to be realized. During the 2007 fiscal year the Company liquidated one of its subsidiaries. The liquidation of this subsidiary resulted in New Jersey State taxable income at its Bank subsidiary. The Company had previously established a valuation allowance for New Jersey net operating loss carryforwards and other deferred tax assets incurred at its Bank subsidiary. Due to the expected utilization of the loss carryforwards the related valuation allowance of $3.2 million was reversed.
At December 31, 2009 and June 30, 2009, retained earnings includes approximately $15.1 million for which no provision for income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Under Statement of Financial Accounting Standards No. 109, this amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that it will be reduced and result in taxable income in the foreseeable future. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, stock redemptions and excess distributions to shareholders. At December 31, 2009 and June 30, 2009, the Company had an unrecognized tax liability of $6.3 million with respect to this reserve.
Effective July 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” and its successor, ASC 740, “Income Taxes”, or FIN 48, which clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance SFAS No. 109. As a result of the adoption of FIN 48, the Company recognized a $900,000 decrease in the liability for unrecognized tax benefits, which was accounted for as an addition to the July 1, 2007, balance of retained earnings. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, where applicable, in income tax expense.
The Company files income tax returns in the United States federal jurisdiction and in New Jersey and Pennsylvania state jurisdictions. The Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2005. Currently, the Company is not under examination by any taxing authority.
(12) Borrowings
Borrowed funds are summarized as follows:

	(Unaudited)		June 30,
	December 31, 2009		2009		2008
		Weighted Average		Weighted Average		Weighted Average
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)
FHLB of NY	$507,098	3.96%	$508,619	3.96%	$433,289	4.00%
Other	341	0.25%	372	0.25%	383	2.00%

	$507,439	3.96%	$508,991	3.96%	$433,672	4.00%

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Borrowings represent advances and repurchase agreements and mature as follows (in thousands):

	(Unaudited)
	December 31, 2009	June 30, 2009
Due within one year	$10,341	$10,372
Due between one and two years	36,413	5,434
Due between two and three years	20,000	52,500
Due between three and four years	67,500	40,000
Due between four and five years	63,185	70,685
Due between five and ten years	310,000	330,000

	$507,439	$508,991

The majority of the borrowings listed above have various put options held by the issuer, FHLB. These put options can be exercised by the FHLB after either a certain passage of time or certain levels of the 3 month Libor interest rate. The Company expects that some of these advances will be put by the FHLB prior to their maturity date. At December 31, 2009, the Company had a commitment for an overnight line of credit with the FHLB totaling $200.0 million, of which there were no balances. The line of credit is priced at federal funds rate plus a spread (generally between 20 and 40 basis points) and re-prices daily.
At December 31, 2009 and June 30, 2009 and 2008, borrowings are secured by mortgage-backed securities and investment securities with a book value of $352.6 million, $302.8 million and $323.0 million and performing mortgage loans with an outstanding balance of $881.7 million, $841.4 million and $185.6 million, respectively. The fair value of mortgage-backed securities and investment securities pledged as collateral for borrowings were $354.6 million, $308.5 million and $321.8 million at December 31, 2009 and June 30, 2009 and 2008, respectively.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(13) Employee Benefit Plans
The Company is a participant in the Financial Institutions Retirement Fund, a multi-employer defined benefit plan. All employees who attain age 21 and complete one year of service are eligible to participate in this plan. Retirement benefits are based upon a formula utilizing years of service and average compensation, as defined. Participants are vested 100% upon the completion of five years of service. Pension administrative expenses of $31,445, $21,000 and $10,000 were incurred for the years ended June 30, 2009, 2008 and 2007, respectively. There were no net contributions made for the years ended June 30, 2009, 2008 and 2007. The Plan was frozen as of December 31, 2008.
The Financial Institutions Retirement Fund does not segregate its assets, liabilities or costs by participating employer. Therefore, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense attributable to the Company cannot be ascertained.
The Company has a savings incentive plan covering substantially all employees of the Company. Contributions are currently made by the Company in an amount equal to 50% of the first 6% of employee contributions. The contribution percentage is determined annually by the Board of Directors. Company contributions for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007 were $63,000, $59,000, $133,000, $120,000 and $123,000, respectively.
The Company has a nonqualified savings incentive plan covering employees whose salary deferrals to the savings incentive plan are limited. Contributions to the nonqualified savings incentive plan are currently made by the Company in an amount equal to 50% of the first 6% of employee contributions to this plan. The contribution percentage is determined annually by the Board of Directors. The deferrals and contributions are payable, with interest, at a future date. Until these payments are made, the obligations to the employees are a general liability of the Company. Company contributions for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007 were $61,000, $38,000, $62,000, $42,000 and $21,000, respectively. The total obligation under the nonqualified savings incentive plan that existed as of June 30, 2009 and 2008 was $1.9 million and $1.4 million, respectively.
The Company has a nonqualified Benefit Equalization Plan (BEP Plan) which provides benefits to employees who are disallowed certain benefits under the Company’s qualified benefit plans. The Company recorded expenses associated with the BEP Plan of $90,000, $109,000, $201,000, $180,000 and $143,000 for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007, respectively. The Plan was frozen as of December 31, 2008 resulting in a curtailment of benefits of $454,000.
The Company has a nonqualified Directors’ Retirement Plan (the Retirement Plan). The Retirement Plan provides eligible directors an annual retirement benefit based on the monthly meeting fee at the time of the director’s retirement. The Company recorded expenses of $264,000, $196,000, $445,000, $420,000 and $391,000 for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007, respectively, related to the Retirement Plan.
During 1999, the Company adopted a Post Retirement Medical Plan (the Medical Plan) for directors and certain eligible employees. The Medical Plan provides a medical retirement benefit at

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
a cost to the Company limited to two times the premium at the time of the participant’s retirement. Participants are required to contribute to the plan for excess premiums above the limitation. The Company recorded expenses of $147,000, $145,000, $247,000, $300,000 and $337,000 for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007, respectively, related to the Medical Plan.
During 2000, the Company adopted a Deferred Director’s Fee Plan (the Deferred Fee Plan) for outside directors of the Company. Under the Deferred Fee Plan, directors may elect to defer the receipt of their monthly and board committee fees. The fees are payable, with interest, at a predetermined future date. Interest is calculated at the greater of 9.00% or the Wall Street prime rate of interest. For the years ended June 30, 2009 and 2008, interest was calculated at 9.00%. Until these payments are made, the obligations to the directors are a general liability of the Company. The total obligation under the Deferred Fee Plan that existed as of December 31, 2009 and June 30, 2009 and 2008 was $3.1 million, $2.8 million and $2.2 million, respectively.
During 2005, the Company adopted an Executive Supplemental Retirement Income Agreement (the SERP) for the President/CEO of the Company. The SERP provides a retirement benefit to the executive with a minimum payment period of 20 years. The SERP benefit is equal to 70% of the executive’s average annual pre-retirement income, reduced by the benefits due to the executive through certain other benefit plans. The Company recorded expenses of $424,000, $361,000, $806,000, $689,000 and $648,000 for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007, respectively, related to the SERP. The SERP is unfunded, and an accrued liability of $3.3 million, $2.8 million and $2.0 million was recorded for this plan as of December 31, 2009 and June 30, 2009 and 2008, respectively.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
The following table sets forth information regarding the BEP Plan and the Retirement Plan, and the Medical Plan at June 30, 2009 and 2008 (in thousands). As detailed above, similar disclosures for the multi-employer defined benefit plan cannot be ascertained.

	BEP Plan and Retirement Plan		Medical Plan
	2009	2008	2009	2008
Change in benefit obligation:
Projected benefit obligation at beginning of the year	$3,748	$3,421	$2,600	$2,694
Service cost	231	256	64	58
Interest cost	284	221	199	163
Amendments	—	—	—	—
Actuarial (gain) loss	850	135	371	(61)
Curtailment — BEP plan	(454)	—	—	—
Benefits paid	(52)	(52)	(58)	(52)
Discount rate change	162	(233)	256	(202)

Projected benefit obligation at end of the year	$4,769	$3,748	$3,432	$2,600

Reconciliation of plan assets
Fair value of plan assets at beginning of the year	$—	$—	$—	$—
Actual return on plan assets	—	—	—	—
Employer contributions	52	52	58	52
Benefits paid	(52)	(52)	(58)	(52)

Fair value of plan assets at end of the year	$—	$—	$—	$—

Funded status at end of year	$(4,769)	$(3,748)	$(3,432)	$(2,600)

The unfunded BEP and retirement benefits of $4.8 million and $3.7 million and medical benefits of $3.4 million and $2.6 million at June 30, 2009 and 2008, respectively, are included in other liabilities in our consolidated balance sheet. The components of accumulated other comprehensive loss related to pension and other postretirement benefits, on a pre-tax basis, at June 30, 2009 and 2008 are summarized in the following table (in thousands).

	BEP Plan and
	Retirement Plan		Medical Plan
	2009	2008	2009	2008
Prior service cost	$358	$418	$—	$—
Net actuarial loss	916	429	1,008	448

Total amounts recognized in accumulated other comprehensive loss	$1,274	$847	$1,008	$448

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Net periodic benefit costs for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007, as well as costs that are expected to be amortized into expense in fiscal 2010, are presented in the following table (in thousands):

	BEP Plan and Retirement Plan
	(Unaudited)
	Six months ended
	December 31,		Years ended Jun 30,
	2009	2008	2009	2008	2007
Service cost	$127	$135	$231	$256	$234
Interest cost	158	117	284	221	195
Amortization of unrecognized:
Prior service cost	30	30	60	60	61
Net loss	39	23	70	44	44

Total	$354	$305	$645	$581	$534

	Medical Plan
	(Unaudited)
	Six months ended
	December 31,		Years ended Jun 30,
	2009	2008	2009	2008	2007
Service cost	$28	$30	$64	$58	$54
Interest cost	89	86	199	163	157
Amortization of unrecognized:
Prior service cost	—	2	—	4	64
Net loss	30	27	67	51	62

Total	$147	$145	$330	$276	$337

The weighted average actuarial assumptions used in the plan determinations at June 30, 2009, 2008 and 2007 were as follows:
`

	BEP Plan and Retirement Plan			Medical Plan
	2009	2008	2007	2009	2008	2007
Discount Rate	6.25%	6.75%	6.25%	6.25%	6.75%	6.25%
Rate of compensation increase	5.50%	5.50%	5.50%	—	—	—
Medical benefits cost rate of increase	—	—	—	9.00%	7.00%	8.00%

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Estimated future benefit payments, which reflect expected future service, are as follows (in thousands):

	BEP Plan and
	Retirement	Medical
	Plan	Plan
2010	$62	$81
2011	85	104
2012	180	123
2013	222	151
2014	222	158
2015-2018	1,636	1,071
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% change in the assumed health care cost trend rate would have the following effects on post-retirement benefits (in thousands):

	1% increase	1% decrease
Effect on total service cost and interest cost	$54	$(42)
Effect on post retirement benefits obligation	$644	$(507)
The Company invests in bank owned life insurance (“BOLI”) to help offset the cost of employee benefits. BOLI involves the purchasing of life insurance by the Company on a chosen group of employees with the Company as owner and beneficiary of the policies. BOLI is recorded at its cash surrender value and is classified as a non-interest earning asset. Increases in the carrying value, other than purchases, are recorded as non-interest income. At December 31, 2009 and June 30, 2009 and 2008, the Company had $30.0 million, $29.4 million and $26.4 million, respectively, in BOLI. Income earned on BOLI was $588,000, $544,000, $1.1 million, $1.1 million and $984,000 for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007, respectively and is exempt from federal and state income taxes as long as the policies are held until the death of the insured individuals.
The Company adopted ASC 715-60, “Compensation: Defined Benefit Plans-Other Postretirement”, effective July 1, 2008. ASC 715-60 requires that, for split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods, an employer should recognize a liability for future benefits. ASC 715-60 required that recognition of the effects of adoption should be either by (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. Upon adoption, the Company recorded a charge to retained earnings of $76,000.
(14) Stock Based Compensation
     Employee Stock Ownership Plan
During 2006, the Company adopted an Employee Stock Ownership Plan (the ESOP). The ESOP is a tax-qualified plan designed to invest primarily in the Company’s common stock. The ESOP

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
provides employees with the opportunity to receive a funded retirement benefit from the Bank, based primarily on the value of the Company’s common stock. The ESOP purchased 1,589,644 shares of the Company’s common stock in the Company’s initial public offering at a price of $10.00 per share. This purchase was funded with a loan from the Company to the ESOP. The outstanding loan balance at December 31, 2009 and June 30, 2009 was $14.5 million and $15.1 million, respectively. The shares of Company’s common stock purchased in the initial public offering are pledged as collateral for the loan. Shares will be released from the pledge for allocation to participants as loan payments are made. At December 31, 2009, shares allocated to participants were 238,446 since the plan inception. ESOP shares that were unallocated or not yet committed to be released totaled 1,351,198 at December 31, 2009 and had a fair value of $18.5 million. ESOP compensation expense for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009 and 2008 was $537,000, $654,000, $1.3 million and $1.1 million, respectively, representing the fair market value of shares allocated or committed to be released during the year.
The Company also has established an ESOP restoration plan, which is a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the employee stock ownership plan’s benefit formula. The supplemental benefits consist of payments representing shares that cannot be allocated to participants under the ESOP due to legal limitations imposed on tax-qualified plans. Compensation expense related to this plan amounts to $57,000, $60,000, $111,000 and $200,000, for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009 and 2008, respectively. There was no expense related to this plan for the year ended June 30, 2007.
     Equity Incentive Plan
At the Special Meeting of Stockholders of the Company (the “Meeting”) held on April 22, 2008, the stockholders of the Company approved the Oritani Financial Corp. 2007 Equity Incentive Plan. On May 7, 2008, certain officers and employees of the Company were granted in aggregate 1,311,457 stock options and 588,171 shares of restricted stock, and non-employee directors received in aggregate 476,892 stock options and 206,652 shares of restricted stock. On November 11, 2008, an additional 70,000 stock options were issued. The Company adopted ASC 718, “Compensation: Stock Compensation” upon approval of the Plan, and began to expense the fair value of all share-based compensation granted over the requisite service periods.
ASC 718- requires the Company to report as a financing cash flow the benefits of realized tax deductions in excess of the deferred tax benefits previously recognized for compensation expense. There were no such excess tax benefits in fiscal 2009, 2008 and 2007. The Company classified share-based compensation for employees and outside directors within “compensation and fringe benefits” in the consolidated statements of income to correspond with the same line item as the cash compensation paid.
Stock options vest over a five-year service period and expire ten years from issuance. The Company recognizes compensation expense for all option grants over the awards’ respective requisite service periods. Management estimated the fair values of all option grants using the Black-Scholes option-pricing model. Since there is limited historical information on the volatility of the Company’s stock, management considered the average volatilities of similar entities for an appropriate period in determining the assumed volatility rate used in the estimation of fair value. Management estimated the expected life of the options using the simplified method. The Treasury

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
yield in effect at the time of the grant provides the risk-free rate for periods within the contractual life of the option. The fair values of all options grants were estimated using the following assumptions: an expected life of 6.5 years, risk-free rate of 3.37%, volatility of 28.22% and a dividend yield of 3.55%. The Company recognizes compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards.
The following is a summary of the Company’s stock option activity and related information for its option plan for the six months ended December 31, 2009 (unaudited) and the year ended June 30, 2009:

				Weighted
		Weighted	Weighted	Average
	Number of	Average	Average	Remaining
	Stock	Grant Date	Exercise	Contractual
	Options	Fair Value	Price	Life (years)
Outstanding at June 30, 2009	1,848,349	$3.44	$15.65	9.0
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	6,624	3.44	15.65	8.8
Expired	—	—	—	—

Outstanding at December 31, 2009	1,841,725	$3.44	$15.65	8.4

Exercisable at December 31, 2009	368,345		$15.65

		Weighted		Weighted
		Average	Weighted	Average
	Number of	Grant	Average	Remaining
	Stock	Date Fair	Exercise	Contractual
	Options	Value	Price	Life
Outstanding at June 30, 2008	1,788,349	$3.44	$15.65	10.0
Granted	70,000	3.44	15.65	10.0
Exercised	—	—	—	—
Forfeited	10,000	3.44	15.65	9.1

Outstanding at June 30, 2009	1,848,349	$3.44	$15.65	9.0

Exercisable at June 30, 2009	355,670		$15.65

The weighted average grant date fair value of options granted during the year ended June 30, 2009 was $3.44 per share. The Company recorded $572,000, $539,000, $1.2 million and $205,000 of share based compensation expense related to the options granted for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009 and 2008, respectively. There was no share based compensation expense related to the options for the year ended June 30, 2007. Expected future expense related to the non-vested options outstanding at December 31, 2009 is $3.8 million over a weighted average period of 3.4 years.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Restricted shares vest over a five-year service period on the anniversary date of the grant. The product of the number of shares granted and the grant date market price of the Company’s common stock determines the fair value of restricted shares under the Company’s restricted stock plan. The Company recognizes compensation expense for the fair value of restricted             shares on a straight-line basis over the requisite service period.
The following is a summary of the Company’s restricted shares and related information for its restricted shares for the six months ended December 31, 2009 (unaudited) and the year ended June 30, 2009:

Weighted
Average
	Number	Grant	Weighted
	of Shares	Date Fair	Average
	Awarded	Value	Vesting
Non-vested at June 30, 2009	635,859	$15.65	3.9
Granted	—	—
Vested	—	—
Forfeited	—	—

Non-vested at December 31, 2009	635,859	$15.65	3.3

		Weighted
		Average
	Number	Grant	Weighted
	of Shares	Date Fair	Average
	Awarded	Value	Vesting
Non-vested at June 30, 2008	794,823	$15.65	4.9
Granted	—	—
Vested	158,964	15.65	3.9
Forfeited	—	—

Non-vested at June 30, 2009	635,859	$15.65	3.9

The Company recorded $1.2 million, $1.2 million, $2.6 million and $405,000 of share-based compensation expense related to restricted shares for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009 and 2008, respectively. There was no share based compensation expense related to the restricted shares for the year ended June 30, 2007. Expected future compensation expense relating to the non-vested restricted shares at December 31, 2009 is $8.1 million over a weighted average period of 3.3 years.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(15) Commitments and Contingencies
In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include operating leases for premises and equipment. Certain facilities are occupied under long-term operating leases which expire on various dates. Certain leases also provide for renewal options. Total rent expense was $214,000, $180,000, $388,000, $302,000 and $304,000 for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009, 2008 and 2007, respectively. At December 31, 2009, aggregate minimum lease payments for the remainder of the leases are as follows (in thousands):

Year ended December 31: (unaudited)
2010	$289
2011	289
2012	257
2013	217
2014	158
Thereafter	370

$1,580

At December 31, 2009 and June 30, 2009, the Company had outstanding commitments to purchase when issued securities of $15.0 million and $20.0 million, respectively. At June 30, 2008, there were no outstanding commitments to purchase securities.
In the normal course of business, the Company may be a party to various outstanding legal proceedings and claims. In the opinion of management, the financial position of the Company will not be materially affected by the outcome of such legal proceedings and claims.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(16) Regulatory Capital Requirements
Deposits at the Bank are insured up to standard limits of coverage provided by the Deposit Insurance Fund (DIF) of the FDIC. The Bank is a New Jersey state chartered savings bank and is subject to comprehensive regulation, supervision and periodic examinations by the FDIC and by the New Jersey State Department of Banking. The Company is regulated by the Office of Thrift Supervision (“OTS”).
FDIC regulations require banks to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2009, the Bank and the Company are required to maintain (a) a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and (b) minimum ratios of Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.
Under its prompt corrective action regulations, the FDIC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered well capitalized if it has a leverage (Tier 1) capital ratio of at least 5%; a Tier 1 risk-based capital ratio of at least 6%; and a total risk-based capital ratio of at least 10%.
The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the FDIC about capital components, risk weightings and other factors.
Management believes that, as of December 31, 2009, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent FDIC notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank’s capital classification.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
The following is a summary of the Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2009 and June 30, 2009 and 2008, compared to the FDIC minimum capital adequacy requirements and the FDIC requirements for classification as a well-capitalized institution.

			FDIC – for		FDIC – to be well capitalized
			capital adequacy		under prompt
	Actual		purposes		corrective action
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Company:
As of December 31, 2009: (unaudited)
Total capital (to risk-weighted assets)	$264,865	18.42%	$115,053	8.00%	$143,817	10.00%
Tier 1 capital (to risk-weighted assets)	246,836	17.16	57,527	4.00	86,290	6.00
Tier 1 capital (to average assets)	246,836	12.36	79,912	4.00	99,890	5.00

As of June 30, 2009:
Total capital (to risk-weighted assets)	$255,997	19.15%	$106,945	8.00%	$133,681	10.00%
Tier 1 capital (to risk-weighted assets)	239,238	17.90	53,472	4.00	80,208	6.00
Tier 1 capital (to average assets)	239,238	14.31	66,862	4.00	83,578	5.00

As of June 30, 2008:
Total capital (to risk-weighted assets)	$292,483	27.78%	$84,239	8.00%	$105,299	10.00%
Tier 1 capital (to risk-weighted assets)	279,316	26.53	42,120	4.00	63,179	6.00
Tier 1 capital (to average assets)	279,316	19.71	56,680	4.00	70,851	5.00

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007

			FDIC – for		FDIC – to be well capitalized
			capital adequacy		under prompt
	Actual		purposes		corrective action
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)
Bank:
As of December 31, 2009: (unaudited)
Total capital (to risk-weighted assets)	$211,236	14.75%	$114,591	8.00%	143,239	10.00%
Tier 1 capital (to risk-weighted assets)	193,183	13.49	57,296	4.00	85,943	6.00
Tier 1 capital (to average assets)	193,183	9.76	79,144	4.00	98,930	5.00

As of June 30, 2009:
Total capital (to risk-weighted
assets)	$209,882	15.83%	$106,101	8.00%	132,626	10.00%
Tier 1 capital (to risk-weighted assets)	193,248	14.57	53,050	4.00	79,575	6.00
Tier 1 capital (to average assets)	193,248	10.59	72,963	4.00	91,204	5.00

As of June 30, 2008:
Total capital (to risk-weighted assets)	$202,862	19.76%	$82,121	8.00%	$102,651	10.00%
Tier 1 capital (to risk-weighted assets)	190,022	18.51	41,060	4.00	61,591	6.00
Tier 1 capital (to average assets)	190,022	13.67	55,609	4.00	69,512	5.00
The following table reconciles the GAAP capital of the Company to the regulatory capital of the Bank at December 31, 2009.

December 31, 2009
(in thousands)
Total consolidated GAAP equity	$247,950
Unconsolidated equity of Oritani-Federal	(53,675)

Consolidated equity of Oritani Bank (1)	194,275
Unrealized gain on available for sale securities	(2,392)
Accumulated other comprehensive income:
Post Retirement obligation	1,300

Tier 1 capital	193,183
Unrealized gains on available for sale equity securities includable in Tier 2 capital	96
Allowance for loan losses includable in Tier 2 capital	17,957

Total capital	$211,236

(1)	Does not include $65,000 that represents the minority ownership interest in Oritani Asset Corporation. Such amount is included in Oritani Bank’s historical equity capital. These interests are not applicable for regulatory capital purposes.
(17) Fair Value Measurements
The Company adopted ASC 820, “Fair Value Measurements and Disclosures”, on July 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Basis of Fair Value Measurement:

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;
Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
Level 3: Price or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The Company’s cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.
The types of instruments whose values are based on quoted market prices in active markets include most U.S. government and agency securities, mortgage-backed securities, many other sovereign government obligations, and active listed securities. Such instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy. As required by ASC 820, the Company does not adjust the quoted price for such instruments.
The following table sets forth the Company’s financial assets that were accounted for at fair values on a recurring basis as of December 31, 2009 and June 30, 2009 by level within the fair value hierarchy. As required by ASC 820, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurements (in thousands):

		Quoted Prices
		in Active	Significant
		Markets for	Other
	(Unaudited)	Identical	Observable	Unobservable
	Fair Value as of	Assets	Inputs	Inputs
Assets:	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Securities available for sale	$320,439	$56,871	$263,568	$—
Mortgage-backed securities available for sale	98,513	—	98,513	—

	$418,952	$56,871	$362,081	$—

		Quoted Prices
		in Active	Significant
		Markets for	Other
	Fair Value as	Identical	Observable	Unobservable
	of June 30,	Assets	Inputs	Inputs
Assets:	2009	(Level 1)	(Level 2)	(Level 3)
Securities available for sale	$144,419	27,102	$117,318	$—
Mortgage-backed securities available for sale	128,604	1,141	127,463	—

	$273,023	$28,243	$244,781	$—

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Also, the Company may be required, from time to time, to measure the fair value of certain other financial assets on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. The adjustments to fair value usually result from the application of lower-of-cost-or-market accounting or write downs of individual assets.
Impaired Loans: The Company had impaired loans with outstanding principal balances of $30.8 million, $26.2 million and $13.8 million at December 31, 2009 and June 30, 2009 and 2008, respectively, that were recorded at their estimated fair value (less cost to sell) of $27.6 million, $22.9 million and $12.4 million at December 31, 2009 and June 30, 2009 and 2008, respectively. Specific allowance for loan losses for impaired loans totaled $3.2 million, $3.3 million and $1.4 million at December 31, 2009 and June 30, 2009 and 2008, respectively. The Company recorded impairment charges of $2.7 million, $740,000, $4.4 million and $1.4 million for the six months ended December 31, 2009 and 2008 and the years ended June 30, 2009 and 2008, respectively, utilizing Level 3 inputs. There were no impairment charges for the year ended June 30, 2007. Impaired loans are valued utilizing current appraisals adjusted downward by management, as necessary, for changes in relevant valuation factors subsequent to the appraisal date.
Other Real Estate Owned: The Company had assets acquired through or deed-in-lieu of foreclosure of $600,000 at December 31, 2009 and are valued utilizing level 3 inputs. There were no other real estate owned at June 30, 2009 and 2008. Other real estate owned is recorded at estimated fair value less estimated selling costs when acquired, thus establishing a new cost basis. Fair value is generally based on independent appraisals. These appraisals include adjustments to comparable assets based on the appraisers’ market knowledge and experience, and are considered level 3 inputs. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If the estimated fair value of the asset declines, a write-down is recorded through expense. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in the economic conditions.
(18) Fair Value of Financial Instruments
ASC 825, “Financial Instruments”, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company’s financial instruments.
Cash and Cash Equivalents
For cash on hand and due from banks and federal funds sold and short-term investments, the carrying amount approximates fair value.
Securities
The fair value of securities is estimated based on bid quotations received from securities dealers, if available. If a quoted market price is not available, fair value is estimated using quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
FHLB of New York Stock
The fair value for FHLB stock is its carrying value, since this is the amount for which it could be redeemed. There is no active market for this stock and the Bank is required to maintain a minimum balance based upon the unpaid principal of home mortgage loans.
Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage, construction, land and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.
Fair value of performing loans is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities. This method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC 820, “Fair Value Measurements and Disclosures.”
Fair value for significant nonperforming loans is based on recent external appraisals of collateral securing such loans, adjusted for the timing of anticipated cash flows.
Deposit Liabilities
The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, and NOW and money market accounts, is equal to the amount payable on demand as of December 31, 2009 and June 30, 2009 and 2008. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.
Borrowings
The fair value of borrowings due in six months or less is equal to the amount payable. The fair value of all other borrowings is calculated based on the discounted cash flow of contractual amounts due, using market rates currently available for borrowings of similar amount and remaining maturity.
Commitments to Extend Credit and to Purchase or Sell Securities
The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments to purchase or sell securities is estimated based on bid quotations received from securities dealers.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
The estimated fair values of the Company’s financial instruments are presented in the following table. Since the fair value of off-balance-sheet commitments approximates book value, these disclosures are not included.

	(Unaudited)		June 30,
	December 30, 2009		2009		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value
			(In thousands)
Financial assets:
Cash and cash equivalents	$26,332	26,332	$135,369	135,369	8,890	8,890
Securities available for sale	320,439	320,439	144,419	144,419	22,285	22,285
Mortgage-backed securities held to maturity	86,182	88,223	118,817	120,381	163,950	162,671
Mortgage-backed securities available for sale	98,513	98,513	128,603	128,603	149,209	149,209
Federal Home Loan Bank of New York stock	25,481	25,481	25,549	25,549	21,547	21,547
Loans	1,357,157	1,374,712	1,278,623	1,292,394	1,007,077	999,366
Financial liabilities — deposits	1,210,507	1,212,923	1,127,630	1,130,285	698,932	700,582
Financial liabilities — borrowings	507,439	543,451	508,991	547,202	433,672	445,162
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the mortgage banking operation, deferred tax assets, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(19) Parent Company Only Financial Statements
The following condensed financial information for Oritani Financial Corp. (parent company only) reflect the investment in its wholly-owned subsidiaries, Oritani Bank, Oritani, LLC and Hampshire Financial, LLC, using the equity method of accounting.
Balance Sheets

	(Unaudited)	June 30,
	December 31, 2009	2009	2008
		(In thousands)
Assets:
Cash in Bank	$9,828	2,442	47,913
Mortgage Loans, net	24,722	24,298	18,659
ESOP loan	14,452	15,082	15,483
Securities available for sale, at market value	1,801	1,750	2,453
Accrued Interest Receivable	120	361	623
Investment in Subsidiaries	196,964	196,427	193,777
Due from Oritani Financial Corp., MHC	100	100	100
Other assets	37	132	19

Total Assets	$248,024	240,592	279,027

Liabilities and Equity
Total Liabilities	$74	494	52
Total Equity	247,950	240,098	278,975

Total Liabilities and Equity	$248,024	240,592	279,027

Statements of Income

	(Unaudited)
	Six months ended December 31,		Years Ended June 30,
	2009	2008	2009	2008	2007
			(In thousands)
Interest on mortgage loans	$760	573	1,372	1,160	1,159
Interest on ESOP loan	—	566	809	1,138	650
Interest income on fed funds	12	249	256	2,012	1,378
Net loss on write down of securities	(202)	(398)	(398)	(352)	—
Other income	30	46	81	101	—
Equity in undistributed earnings of subsidiary	7,322	2,202	4,758	6,953	13,664

Total income	7,922	3,238	6,878	11,012	16,851

Contribution to charitable foundation	—	—	—	—	8,110
Other expenses	250	265	466	391	219
Income tax (benefit) expense	260	428	860	1,661	(2,512)

Total expenses	510	693	1,326	2,052	5,817

Net income	$7,412	2,545	5,552	8,960	11,034

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Statements of Cash Flows

	(Unaudited)
	Six months ended December 31,		Years Ended June 30,
	2009	2008	2009	2008	2007
				(In thousands)
Cash flows from operating activities:
Net income	$7,412	2,545	5,552	8,960	11,034
Adjustments to reconcile net income to net cash provided by operating activities:
Contribution of stock to charitable foundation	—	—	—	—	8,110
Impairment charge on securities	202	398	398	352	—
Dividends/distributions from subsidiaries	9,765	96	10,241	372	281
Equity in undistributed earnings of subsidiary	(7,322)	(2,202)	(4,758)	(6,953)	(13,664)
Decrease (increase) in accrued interest receivable	241	529	262	152	(706)
Decrease (increase) in other assets	94	18	(113)	(19)	—
(Decrease) increase in other liabilities	(73)	(16)	436	16	—

Net cash provided by operating activities	10,319	1,368	12,018	2,880	5,055

Cash flows from investing activities
Additional investments in subsidiaries	(387)	(1,226)	(4,759)	(1,410)	(59,958)
Purchase of securities available for sale	—	—	—	(2,715)	—
Loan to ESOP	—	—	—	—	(15,896)
Principal collected on ESOP loan	630	401	401	413	—
(Increase) decrease in mortgage loans, net	(424)	149	(5,639)	320	287

Net cash used in provided by investing activities	(181)	(676)	(9,997)	(3,392)	(75,567)

Cash flows from financing activities
Purchase of treasury stock	(1,231)	(38,217)	(49,989)	(5,926)	—
Treasury stock issued	—	—	2,497	—	—
Proceeds from stock offering, net	—	—	—	—	119,520
Dividends paid to shareholders	(1,521)	—	—	—	—

Cash (used) provided by financing activities	(2,752)	(38,217)	(47,492)	(5,926)	119,520

Net change in cash in bank	7,386	(37,525)	(45,471)	(6,438)	49,008

Cash in bank at beginning of period	2,442	47,913	47,913	54,351	5,343

Cash in bank at end of period	$9,828	10,388	2,442	47,913	54,351

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
(20) Selected Quarterly Financial Data (Unaudited)
The following tables are a summary of certain quarterly financial data for the six months ended December 31, 2009 and the years ended June 30, 2009 and 2008.

	Fiscal 2010 Quarter Ended
	September 30	December 31
	(Dollars in thousands)
Selected Operating Data:
Interest income	$25,779	25,467
Interest expense	11,560	11,057

Net interest income	14,219	14,410

Provision for loan losses	2,550	2,500

Net interest income after provision for loan losses	11,669	11,910

Other income	2,546	1,067
Other expense	6,828	8,166

Income before income tax expense	7,387	4,811
Income tax expense	2,904	1,882

Net income	$4,483	$2,929

Basic earnings per common share	$0.12	0.08
Diluted earnings per common share	0.12	0.08

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007

	Fiscal 2009 Quarter Ended
	September 30	December 31	March 31	June 30
		(Dollars in thousands)
Selected Operating Data:
Interest income	$20,657	21,862	22,598	23,302
Interest expense	9,887	11,169	11,798	11,646

Net interest income	10,770	10,693	10,800	11,656

Provision for loan losses	1,875	3,500	2,400	2,105

Net interest income after provision for loan losses	8,895	7,193	8,400	9,551

Other income	1,233	(565)	822	1,290
Other expense	5,874	6,542	6,652	8,179

Income before income tax expense	4,254	86	2,570	2,662
Income tax expense	1,748	47	1,067	1,158

Net income	$2,506	$39	1,503	1,504

Basic earnings per common share	$0.07	—	0.04	0.04
Diluted earnings per common share	0.07	—	0.04	0.04

	Fiscal 2008 Quarter Ended
	September 30	December 31	March 31	June 30
		(Dollars in thousands)
Selected Operating Data:
Interest income	$17,043	17,722	18,318	18,508
Interest expense	8,758	9,325	9,594	9,531

Net interest income	8,285	8,397	8,724	8,977

Provision for loan losses	350	950	750	2,600

Net interest income after provision for loan losses	7,935	7,447	7,974	6,377

Other income	1,329	1,174	791	1,642
Other expense	4,218	4,922	4,751	5,600

Income before income tax expense	5,046	3,699	4,014	2,419
Income tax expense	2,073	1,504	1,649	992

Net income	$2,973	$2,195	2,365	1,427

Basic earnings per common share	$0.08	0.06	0.06	0.04
Diluted earnings per common share	0.08	0.06	0.06	0.04
During the fourth quarter of fiscal year 2008, the Company changed the method of recording FHLB of New York capital stock dividends to a cash basis from an accrual basis. This change in methodology decreased the fourth quarter interest income by $312,000.
(21) Earnings Per Share
The following is a summary of the Company’s earnings per share calculations and reconciliation of basic to diluted earnings per share.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007

	(Unaudited)
	Six months ended December 31,		Years Ended June 30,
	2009	2008	2009	2008
	(in thousands, except earnings per share data)
Net income	$7,412	2,545	5,552	8,960
Undistributed earnings allocated to unvested restricted awards	(206)	(50)	(93)	(170)

Net income available to common shareholders	$7,206	$2,495	$5,459	$8,790

Weighted average common shares outstanding — basic	35,687	37,515	36,738	39,028

Effect of dilutive non-vested shares and stock options outstanding	—	—	—	—

Weighted average common shares outstanding — diluted	35,687	37,515	36,738	39,028

Earnings per share-basic and diluted	$0.20	$0.07	$0.15	$0.23
The Company completed its initial public offering on January 24, 2007. Basic and diluted earnings per common share for the period of January 24, 2007 to June 30, 2007 was $0.15, calculated using net income of $5.2 million and weighted average common shares of 34,028,313 outstanding for the period. The number of shares outstanding for this purpose includes shares held by Oritani Financial Corp., MHC, but excludes unallocated ESOP shares.
(22) Recent Accounting Pronouncements
In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).” The update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It amends topic 820 to permit the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as; (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This ASU is effective for the first reporting period ending after December 15, 2009, with earlier application permitted. The adoption of the ASU did not have a material impact on its consolidated financial statements.
In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value”, which updates topic 820, “Fair Value Measurements and Disclosures”. The updated guidance clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. This guidance is effective for the first interim or annual reporting period after issuance. The adoption of this guidance did not have a material impact on its consolidated financial statements.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
In June 2009, the FASB issued guidance which amends the derecognition guidance in ASC 860, “Transfer and Servicing”, to enhance reporting about transfers of financial assets, including securitizations, and where companies having continuing exposure to the risks related to transferred financial assets. The guidance eliminates the concept of “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets and requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This guidance is effective for financial asset transfers occurring in fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.
In 2008, the FASB issued Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC Topic 715-20-65). This guidance will expand disclosure by requiring the following new disclosures: 1) how investment allocation decisions are made by management; 2) major categories of plan assets; and 3) significant concentrations of risk. Additionally, ASC 715-20-65 will require an employer to disclose information about the valuation of plan assets similar to that required in ASC topic 820 “Fair Value Measurements and Disclosures”. This guidance is effective for fiscal years beginning after December 15, 2009. The Company does not expect the adoption to have a material effect on its consolidated financial statements.
(23)	Subsequent Events – Plan of Conversion and Reorganization – (Unaudited)
The Boards of Directors of Oritani Financial Corp., MHC and the Company adopted a Plan of Conversion and Reorganization (the “Plan”) on February 19, 2010. Pursuant to the Plan, the MHC will convert from the mutual holding company form of organization to the fully public form. The MHC will be merged into the Company, and the MHC will no longer exist. The Company will merge into a new Delaware corporation named Oritani Financial Corp. As part of the conversion, the MHC’s ownership interest of the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represents the remaining ownership interest in the Company, will be exchanged for new shares of common stock of Oritani Financial Corp., the new Delaware corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of Oritani Financial Corp. common stock that they owned immediately prior to that time. When the conversion and public offering are completed, all of the capital stock of Oritani Bank will be owned by Oritani Financial Corp.
The Plan provides for the establishment, upon the completion of the reorganization, of special “liquidation accounts” for the benefit of certain depositors of Oritani Bank in an amount equal to the greater of the MHC’s ownership interest in the retained earnings of the Company as of the date of the latest balance sheet contained in the prospectus or the retained earnings of Oritani Bank at the time it reorganized into the MHC. Following the completion of the reorganization, under the rules of the Office of Thrift Supervision, Oritani Bank will not be permitted to pay dividends on its capital stock to Oritani Financial Corp., its sole shareholder, if Oritani Bank’s shareholders’ equity would be reduced below the amount of the liquidation accounts.

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey
Notes to Consolidated Financial Statements
December 31, 2009 and 2008 (Unaudited) and June 30, 2009, 2008 and 2007
Direct costs of the conversion and public offering will be deferred and reduce the proceeds from the shares sold in the public offering. If the conversion and public offering are not completed, all costs will be charged to expense in the period in which the public offering is terminated. No costs have been incurred related to the conversion as of December 31, 2009.